UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2026

Research Alliance Corporation III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43302	98-1918931
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

600 Fifth Avenue, 23rd Floor
New York, NY 10020	10020
(Address of principal executive offices)	(Zip Code)

+1 (617) 778 2500 (Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the

Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	RACC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On July 26, 2026, Research Alliance Corporation III, a Cayman Islands exempted company (“RACC”), OHB Pediatrics Ltd., a company incorporated under the laws of England and Wales (the “Company”), and the shareholders of the Company (the “Shareholders”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things and subject to the terms and conditions contained therein, RACC will acquire 100% of the outstanding shares in the capital of the Company from the Shareholders in exchange for newly issued shares of RACC common stock (the “Share Acquisition”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Transactions.” The Business Combination Agreement and the Transactions were unanimously approved by the boards of directors of each of RACC and the Company. The Transactions are expected to close in the second half of 2026, following the receipt of the requisite approval of RACC’s shareholders and the fulfillment of other customary closing conditions.

Business Combination Agreement

The Domestication

The Business Combination Agreement provides, among other things, that at least one business day prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing” and the date upon which the Closing actually occurs, the “Closing Date”), (a) each outstanding Class B ordinary share of RACC will be converted, on a one-for-one basis, into a Class A ordinary share of RACC (the “Sponsor Share Conversion”) and (b) RACC will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part 12 of the Companies Act (Revised) of the Cayman Islands (the “Domestication”). In connection with the Domestication, (i) each then outstanding Class A ordinary share of RACC (each, a “RACC Class A Share”) will be converted automatically, on a one-for-one basis, into one share of common stock, par value $0.0001 per share, of RACC (the “RACC Common Stock”) and (ii) RACC will file a certificate of incorporation (the “RACC COI”) with the Secretary of State of the State of Delaware and adopt bylaws (the “RACC Bylaws”).

RACC Shareholder Redemptions

RACC will provide the holders of RACC Class A Shares the right to have all or a portion of their RACC Class A Shares redeemed for cash in connection with the Transactions, in accordance with RACC’s governing documents, for a per-share price equal to the pro rata portion of the funds then in RACC’s trust account (including interest earned on the funds held in the trust account, less taxes paid or payable).

The Share Acquisition

Subject to the terms and conditions of the Business Combination Agreement, at the Closing and following the Domestication, each of the Shareholders will sell and transfer to RACC 100% of the outstanding shares in the capital of the Company (the “Company Shares”) in exchange for newly issued shares of RACC Common Stock. The number of shares of RACC Common Stock to be issued as consideration for the Share Acquisition (the “Closing Consideration”) is equal to (a) the Adjusted Equity Value (as defined below) divided by (b) $10.00. Each Shareholder will receive a number of shares of RACC Common Stock equal to the Exchange Ratio (as defined below) multiplied by the number of Company Shares held by such Shareholder. The “Adjusted Equity Value” means the sum of (a) a base equity value of $160,000,000 (the “Base Equity Value”) plus (b) the Company SAFE Amount (as defined below). The “Exchange Ratio” means the Closing Consideration divided by the number of fully-diluted Company Shares outstanding as of immediately prior to the Closing. Upon consummation of the Share Acquisition, the Company will become a wholly-owned subsidiary of RACC.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including with respect to the operations of RACC and the Company prior to the Closing and the preparation and filing of a registration statement on Form S-4 relating to the Transactions, which will include a prospectus and proxy statement of RACC (the “Registration Statement / Proxy Statement”) with the Securities and Exchange Commission (the “SEC”). The parties have also undertaken to procure clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, the board of directors of RACC has agreed to adopt an equity incentive plan (the “RACC Equity Incentive Plan”) and an employee stock purchase plan (the “RACC Employee Stock Purchase Plan”) prior to the effectiveness of the Registration Statement / Proxy Statement, as described in the Business Combination Agreement.

Governance

RACC has agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the Closing, the board of directors of RACC will consist of the individuals set forth on a schedule to the Business Combination Agreement, which will be divided into three classes.

Conditions to Closing

The obligation of the parties to consummate the Transactions is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) no governmental order or law preventing or prohibiting the consummation of the Transactions being in effect, (iii) the effectiveness of the Registration Statement / Proxy Statement, (iv) receipt of the requisite approvals of RACC’s shareholders, (v) the approval for listing of RACC Common Stock on The Nasdaq Capital Market (“Nasdaq”), (vi) the completion of the Pre-Closing Reorganization (as defined in the Business Combination Agreement), (vii) the constitution of the board of directors of RACC as contemplated by the Business Combination Agreement, and (viii) the execution and delivery of the Investor Rights Agreement (as defined below).

The obligation of RACC to consummate the Transactions is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no Company Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing, (ii) the receipt of certain required third party consents, and (iii) the delivery by each Shareholder of a duly executed stock transfer form in respect of all Company Shares held by such Shareholder.

The obligation of the Company and the Shareholders to consummate the Transactions is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no RACC Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing, (ii) the Backstop Agreement being in full force and effect and the Sponsor (or an affiliate thereof) having complied in all material respects with its obligations thereunder, and (iii) the consummation of the Domestication.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of RACC, the Company and the Shareholders, (ii) by RACC if the representations and warranties of the Company or the Shareholders are not true and correct or if the Company or any Shareholder fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by the Shareholders if the representations and warranties of RACC are not true and correct or if RACC fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either RACC or the Shareholders if the Transactions shall not have been consummated by a date that is six months from the date of the Business Combination Agreement (subject to automatic extension in certain circumstances), (v) by either RACC or the Shareholders if any governmental authority has issued a final and non-appealable order prohibiting the Transactions, and (vi) by either RACC or the Shareholders if the requisite RACC shareholder approvals are not obtained after the conclusion of the meeting at which RACC’s shareholders voted on such matters.

If the Business Combination Agreement is validly terminated, none of the parties will have any liability or any further obligation under the Business Combination Agreement other than customary surviving provisions, except in the case of willful and material breach or fraud.

The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement and any related agreements. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement is not intended to provide any other factual information about RACC, the Company, the Shareholders or any other party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties, are subject to limitations agreed upon by the parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts) and are subject to standards of materiality applicable to the parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in RACC’s public disclosures.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the Business Combination Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K.

Related Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, RACC, Research Alliance Holdings III LLC, a Cayman Islands limited liability company (the “Sponsor”), Michael F. MacLean and Timothy J. Miller (the “Other Class B Shareholders”) and the Company entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and each Other Class B Shareholder, as holders of Class B ordinary shares, have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the Transactions, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of RACC or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) be bound by certain other covenants and agreements related to the Transactions, (iv) be bound by certain transfer restrictions with respect to his or its shares in RACC prior to the Closing, and (v) be subject to the restrictions contemplated by the Lock-Up Agreements (as defined below) in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Company SAFEs

Concurrently with the execution of the Business Combination Agreement, each of RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund IV, L.P. (the “SAFE Holders”) entered into a simple agreement for future equity (collectively, the “Company SAFEs”) with the Company, pursuant to which the SAFE Holders have agreed to provide interim financing to the Company in the aggregate principal amount of $45,000,000, bearing interest at a rate of 8% per annum. The Company SAFEs will convert into ordinary shares of the Company immediately prior to the Closing. The sum of the principal amount of the Company SAFEs and all accrued and unpaid interest thereon as of the Closing Date is referred to as the “Company SAFE Amount.” The Company SAFE Amount is added to the Base Equity Value to determine the Adjusted Equity Value for purposes of calculating the Closing Consideration.

The foregoing description of the Company SAFEs is subject to and qualified in its entirety by reference to the full text of the form of Company SAFE, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K.

Backstop Agreement

Concurrently with the execution of the Business Combination Agreement, RACC and RA Capital Healthcare Fund, L.P. (the “Backstop Purchaser”) entered into the Backstop Agreement (the “Backstop Agreement”), pursuant to which the Backstop Purchaser has committed to subscribe for up to 7,500,000 shares of RACC Common Stock at a purchase price of $10.00 per share (the “Backstop Limit”), to the extent necessary to backstop RACC shareholder redemptions, on the terms and subject to the conditions set forth in the Backstop Agreement. The Backstop Limit will be reduced by the number of shares of RACC Common Stock not subject to shareholder redemptions. The aggregate amount the Backstop Purchaser will be required to fund shall not exceed $75,000,000.

The foregoing description of the Backstop Agreement is subject to and qualified in its entirety by reference to the full text of the Backstop Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, on July 26, 2026, RACC entered into subscription agreements (the “Subscription Agreements”) with certain qualified institutional buyers, institutional accredited investors, and other accredited investors (collectively, the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors have agreed to subscribe for and purchase, and RACC has agreed to issue and sell to the PIPE Investors, substantially concurrently with the Closing, (a) shares of RACC Common Stock at $10.00 per share and/or (b) pre-funded warrants to purchase shares of RACC Common Stock (the “Pre-Funded Warrants”), each to purchase one share of RACC Common Stock, with a per share exercise price equal to $0.0001, at a purchase price per Pre-Funded Warrant equal to $10.00 less the exercise price (collectively, the “PIPE Financing”). The aggregate gross proceeds to be received by RACC in connection with the PIPE Financing will be $55,000,000.

The obligations of each party to consummate the PIPE Financing are conditioned upon, among other things, (i) the RACC Common Stock (including the RACC Common Stock issuable to the PIPE Investors pursuant to the Subscription Agreements) having been approved for listing on Nasdaq; (ii) all conditions precedent to the Closing shall have been satisfied (or otherwise waived in accordance with the terms thereto); and (iii) the absence of specified adverse judgments, orders, laws, rules or regulations enjoining or otherwise prohibiting the consummation of the Transactions.

The obligations of RACC to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) material truth and accuracy of the representations and warranties of the PIPE Investors, subject to customary bringdown standards; and (ii) material compliance by the PIPE Investors with their covenants, agreements and conditions under the Subscription Agreements.

The obligations of the PIPE Investors to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) the Business Combination Agreement shall not have been amended, modified, or supplemented, and no condition waived thereunder, in a manner that would reasonably be expected to materially and adversely affect the economic benefits that a PIPE Investor (in its capacity as such) would reasonably expect to receive under the Subscription Agreements; (ii) the material truth and accuracy of the representations and warranties of RACC in the Subscription Agreements, subject to customary bringdown standards; (iii) no subscription agreement, or other agreements or understandings (including side letters) entered into in connection with the sale of RACC Common Stock or Pre-Funded Warrants under the Subscription Agreements, with any other PIPE Investor shall have been amended, modified, or waived in any manner that benefits such other PIPE Investor unless all PIPE Investors have been offered substantially the same benefits (other than terms particular to the legal or regulatory requirements of such other PIPE Investor or its affiliates or related persons); (iv) all specified consents, waivers or other authorizations and notices, required to be made in connection with the issuance and sale of RACC Common Stock and the Pre-Funded Warrants, if any, under the Subscription Agreements shall have been obtained or made, except where failure to so obtain would not prevent RACC from consummating the transactions contemplated by the Subscription Agreements; (v) material compliance by RACC with its covenants, agreements and conditions under the Subscription Agreements; and (vi) there has not occurred any Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Subscription Agreements that is continuing.

The Subscription Agreements provide that RACC will grant the PIPE Investors certain customary registration rights.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Investor Rights Agreement

At the Closing, RACC, the Sponsor, RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund IV, L.P., certain existing shareholders of RACC, and certain former shareholders of the Company will enter into an investor rights agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, among other things, RACC will agree that, within 30 calendar days following the Closing Date, RACC will file with the SEC (at RACC’s sole cost and expense) a registration statement on Form S-1 (or Form S-3, if then eligible) for a shelf registration covering the resale of all registrable securities held by or issuable to the parties thereto (the “Resale Registration Statement”), and RACC will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands.

The Investor Rights Agreement will amend and restate the registration and shareholder rights agreement that was entered into by RACC, the Sponsor and the Other Class B Shareholders in connection with RACC’s initial public offering. The Investor Rights Agreement will terminate on the earlier of (a) the fifth anniversary of the date of the Investor Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any registrable securities (as defined therein).

The foregoing description of the Investor Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Investor Rights Agreement, a copy of which is attached as Exhibit 10.5 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreement

At the Closing, the Sponsor, the Other Class B Shareholders, and certain existing shareholders of the Company will each enter into a lock-up agreement (the “Lock-Up Agreement”) with RACC. Pursuant to the Lock-Up Agreement, the Sponsor, the Other Class B Shareholders, and certain existing shareholders of the Company will agree not to transfer (except for certain permitted transfers) any shares of RACC Common Stock held by such holder immediately after the Closing (excluding shares issued pursuant to the Subscription Agreements, the Company SAFEs, and the Backstop Agreement) until six months after the Closing Date.

The foregoing description of the Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit 10.6 to this Current Report on Form 8-K.

RACC Certificate of Incorporation and RACC Bylaws

In connection with the Domestication, RACC will file the RACC COI with the Secretary of State of the State of Delaware and will adopt the RACC Bylaws, which together will govern the rights, privileges, and preferences of the holders of RACC securities after the Closing.

The foregoing descriptions of the RACC COI and RACC Bylaws do not purport to be complete and are qualified in their entirety by the terms and conditions of the forms of the RACC COI and RACC Bylaws, copies of which are included as Exhibit D and Exhibit E, respectively, to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

RACC Equity Incentive Plan and RACC Employee Stock Purchase Plan

Prior to the effectiveness of the Registration Statement / Proxy Statement, the board of directors of RACC will approve and adopt, in each case subject to approval by the RACC shareholders, the RACC Equity Incentive Plan and the RACC Employee Stock Purchase Plan. The RACC Equity Incentive Plan will provide for equity incentive compensation grants to certain employees and consultants (including non-employee directors) in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, and/or other stock-based and cash-based awards. The RACC Employee Stock Purchase Plan will permit eligible employees to purchase RACC Common Stock at a discount under Section 423 of the Internal Revenue Code of 1986, as amended, or as otherwise agreed.

The initial number of shares of RACC Common Stock reserved and available for issuance under the RACC Equity Incentive Plan will equal 15% of RACC Common Stock outstanding as of the Closing. Additionally, the number of shares of RACC Common Stock reserved and available for issuance under the RACC Equity Incentive Plan will be automatically increased annually on the first day of each fiscal year beginning with the 2027 fiscal year in an amount equal to 5% of RACC Common Stock outstanding on the last day of the immediately preceding fiscal year, or such lesser amount as determined by the administrator of the RACC Equity Incentive Plan.

The initial number of shares of RACC Common Stock reserved and available for issuance under the RACC Employee Stock Purchase Plan will equal 2% of RACC Common Stock outstanding as of the Closing. Additionally, on the first day of each fiscal year beginning with the 2028 fiscal year, the number of shares of RACC Common Stock reserved and available for issuance under the RACC Employee Stock Purchase Plan will be increased annually in an amount equal to 2% of RACC Common Stock outstanding on the last day of the immediately preceding fiscal year, or such lesser number of shares as determined by the administrator of the RACC Employee Stock Purchase Plan.

The foregoing descriptions of the RACC Equity Incentive Plan and RACC Employee Stock Purchase Plan do not purport to be complete and will be qualified in their entirety by the terms and conditions of the RACC Equity Incentive Plan and RACC Employee Stock Purchase Plan when finalized.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuances described below is incorporated by reference to this Item 3.02 as follows:

•	the issuance of shares of RACC Common Stock pursuant to the Share Acquisition, in accordance with the terms and conditions of the Business Combination Agreement;

•	the issuance of shares of RACC Common Stock and Pre-Funded Warrants in connection with the transactions contemplated by the Subscription Agreements; and

•	the issuance of shares of RACC Common Stock pursuant to the terms and conditions of the Backstop Agreement.

The issuances of the shares of RACC Common Stock and Pre-Funded Warrants in connection with such transactions will not be registered under the Securities Act in reliance on the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Item 7.01	Regulation FD Disclosure.

On July 27, 2026, RACC and the Company issued a press release announcing the Transactions. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated July 2026.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of RACC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed Transactions will be submitted to shareholders of RACC for their consideration. RACC intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus and preliminary and definitive proxy statements to be distributed to RACC’s shareholders in connection with RACC’s solicitations of proxies from RACC’s shareholders with respect to the proposed Transactions and other matters to be described in the registration statement, as well as the prospectus relating to the offer of the Company’s business in connection with the completion of the proposed Transactions. After the registration statement has been filed and declared effective, RACC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Transactions and other matters to be described in the registration statement to RACC’s shareholders as of a record date to be established for voting on the proposed Transactions. Before making any voting or investment decision, RACC’s shareholders, the Company’s shareholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by RACC in connection with the proposed Transactions and other matters to be described in the registration statement, when they become available because they will contain important information about RACC, the Company and the proposed Transactions. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by RACC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates, the size and growth potential of the markets for the Company’s product candidates; financing and other business milestones; potential benefits of the proposed Transactions; and expectations relating to the proposed Transactions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the Company’s and RACC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company and RACC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions related to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Transactions; failure to realize the anticipated benefits of the proposed Transactions; risks related to the approval of the Company’s product candidates and the timing of expected regulatory and business milestones; the impact of competitive product candidates; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against RACC or the Company related to the proposed Transactions; the effects of competition on the Company’s future business; the amount of redemption requests made by RACC’s public shareholders. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates; risks associated with the Company’s efforts to commercialize its product candidates; the Company’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property-related claims; the Company’s ability to attract and retain qualified personnel; and the Company’s ability to source the raw materials for its product candidates. Additional risks related to RACC include those factors discussed in documents RACC has filed or will file with the SEC, together with the risks described in the document titled “Risk Factors” that has been made available to interested parties concurrent with this Current Report on Form 8-K and also set forth in the section titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in RACC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and in those documents that RACC has filed, or will file, with the SEC.

If any of these risks materialize or RACC’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RACC nor the Company presently know or that RACC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RACC’s and the Company’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K and are qualified in their entirety by reference to the cautionary statements herein. RACC and the Company anticipate that subsequent events and developments will cause RACC’s and the Company’s assessments to change. These forward-looking statements should not be relied upon as representing RACC’s and the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RACC, the Company nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

RACC, the Company, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from RACC’s shareholders with respect to the proposed Transactions and the other matters set forth in the registration statement. Information regarding RACC’s directors and executive officers, and a description of their interests in RACC is contained in RACC’s Prospectus dated May 19, 2026, filed with the SEC pursuant to Rule 424(b)(4), in connection with RACC’s initial public offering on the Registration Statement on Form S-1 (333-294549), which was declared effective by the SEC on May 19, 2026. Copies of these documents are available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Transactions when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This Current Report on Form 8-K is not a substitute for the registration statement or for any other document that RACC and the Company may file with the SEC in connection with the proposed Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by RACC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Transactions or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Current Report on Form 8-K is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†*	Business Combination Agreement, dated as of July 26, 2026, by and among Research Alliance Corporation III, OHB Pediatrics Ltd. and the Shareholders named therein.

10.1	Sponsor Letter Agreement, dated as of July 26, 2026, by and among Research Alliance Holdings III LLC, Research Alliance Corporation III, certain other holders of Research Alliance Corporation III Class B ordinary shares set forth on Schedule I thereto, and OHB Pediatrics Ltd.

10.2	Form of Company SAFE.

10.3	Backstop Agreement, dated as of July 26, 2026, between Research Alliance Corporation III and RA Capital Healthcare Fund, L.P.

10.4	Form of Subscription Agreement.

10.5	Form of Investor Rights Agreement.

10.6	Form of Lock-Up Agreement.

99.1	Press Release, dated July 27, 2026.

99.2	Investor Presentation, dated July 2026.

104	Cover Page Interactive Data File, formatted in Inline XBRL

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*

Certain portions of these exhibits have been redacted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K. The Registrant hereby agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 27, 2026
Research Alliance Corporation III

	By:	/s/ Matthew D. Hammond
	Name:	Matthew D. Hammond
	Title:	Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

RESEARCH ALLIANCE CORPORATION III,

OHB PEDIATRICS LTD.

and

THE SHAREHOLDERS

dated as of

July 26, 2026

i

(continued)

(continued)

(continued)

EXHIBITS

Exhibit A – Form of Sponsor Letter Agreement
Exhibit B – Form of Subscription Agreement
Exhibit C – Form of Investor Rights Agreement
Exhibit D – Form of SPAC Charter Upon Domestication
Exhibit E – Form of SPAC Bylaws Upon Domestication
Exhibit F – Form of Company SAFE
Exhibit G – Form of Backstop Agreement
Exhibit H – Form of Lock-Up Agreement

ANNEX

Annex A	Required Governing Documents Proposal

SCHEDULES

Schedule 1(a)	Shareholders
Schedule 1(b)	PIPE Investors
Schedule 1(c)	Investor Rights Agreement Parties
Schedule 1(d)	Lock-Up Parties
Schedule 7.5	Business Employees
Schedule 7.8	Certain Company Agreements
Schedule 8.5(b)	Post-Closing Directors
Schedule 8.5(d)	Post-Closing Officers
Schedule 10.2(e)	Required Third Party Consents

v

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of July 26, 2026, by and among:

(1)

Research Alliance Corporation III, a Cayman Islands exempted company, with registered number 431702 and whose registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (“SPAC”);

(2)

OHB Pediatrics Ltd. (company number 15958711 incorporated under the laws of England and Wales) whose registered office is at 3rd Floor 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT (the “Company”); and

(3)

the Persons whose names and addresses are set out in Schedule 1a, together with any other Person who becomes an owner of Company Shares after the date of this Agreement and prior to the Closing (all such Persons, together, the “Shareholders”, and each, a “Shareholder”), each in its capacity as legal and beneficial owner of the Company Shares set forth opposite the name of such Shareholder in Schedule 1a; provided that, with respect to any Person who becomes a Shareholder after the date of this Agreement, such Person shall be deemed a party to this Agreement (and bound by all terms and obligations applicable to the Shareholders hereunder) upon delivery of a joinder to this Agreement by or on behalf of such Shareholder in a form reasonably and mutually acceptable to SPAC and the Company.

SPAC, the Company and the Shareholders are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.1.

RECITALS

A.

SPAC is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

B.

At least one Business Day prior to the Closing Date, prior to the time at which the Closing occurs, SPAC shall deregister from the Register of Companies in the Cayman Islands and transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and Part 12 of the Cayman Companies Act (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement.

C.

Each of the holders of the SPAC Class B Ordinary Shares shall cause to be converted, immediately prior to the Domestication, each then issued and outstanding SPAC Class B Ordinary Share, on a one-for-one basis, into a SPAC Class A Ordinary Share (the “Sponsor Share Conversion”). In connection with the Domestication, each then issued and outstanding SPAC Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of SPAC Common Shares.

D.

Substantially concurrently with, and in order to effectuate, the Domestication, and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing), SPAC will: (a) file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of

Delaware in substantially the form attached as Exhibit D (the “SPAC Charter Upon Domestication”); and (b) adopt bylaws in substantially the form attached as Exhibit E (the “SPAC Bylaws Upon Domestication”). SPAC and the Company may agree upon changes to the forms attached as Exhibits D and E, provided those changes are reflected in a written instrument signed by each of SPAC and the Company.

E.

The Company is a clinical-stage biopharmaceutical company engaged in the Exploitation of a lead product candidate, rugonersen, an antisense oligonucleotide currently in Phase 3 clinical development for the treatment of Angelman syndrome, a rare genetic neurodevelopmental disorder (the “Business”).

F.

As of the date of this Agreement, (i) the Shareholders hold 100% of the issued and outstanding Company Shares and (ii) Oak Hill Bio Holdings Ltd., a company limited by shares incorporated under the laws of England and Wales (the “Key Shareholder”), directly owns 62,312,500 Company Shares representing 65.72% of the issued and outstanding Company Shares.

G.

On the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, the Parties intend to enter into a business combination transaction pursuant to which, at the Closing, SPAC will acquire the Company and the Shareholders will sell 100% of the outstanding shares in the capital of the Company in consideration for the issuance by SPAC of SPAC Common Shares (the “Share Acquisition”).

H.

For U.S. federal (and, as applicable, U.S. state and local) income tax purposes, each of the Parties intends that (i) this Agreement will constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder; (ii) the Domestication will qualify as a “reorganization” described in Section 368(a) of the Code and the Treasury Regulations promulgated under Section 368 of the Code; (iii) the Sponsor Share Conversion will qualify as a “reorganization” described in Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated under Section 368 of the Code; and (iv) the Share Acquisition will qualify as a “reorganization” under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (clauses (i) through (iv) collectively, the “Intended Tax Treatment”).

I.

The Company Board has unanimously (i) determined that it is advisable and in the best interests of the Company and the Shareholders to enter into this Agreement and other Ancillary Documents to which it is a party, (ii) approved the execution and delivery of this Agreement and the other Ancillary Documents to which it is a party and the Transactions, and (iii) recommended the adoption and approval of this Agreement, the other Ancillary Documents to which the Company is a party and the Transactions by the Shareholders.

J.

The board of directors of SPAC has unanimously (i) determined that it is in the best interests of SPAC and declared it advisable, to enter into this Agreement and other Ancillary Documents to which it is a party, (ii) approved the execution and delivery of this Agreement and the other Ancillary Documents to which it is a party and the Transactions, and (iii) adopted a resolution recommending the Transaction Proposals be approved and adopted by the shareholders of SPAC.

K.

Concurrently with the execution of this Agreement, the Sponsor and/or one or more of its Affiliates are entering into the Company SAFE(s) with the Company, pursuant to which, among other things, the Sponsor and/or its Affiliates have agreed to provide interim financing to the Company in the aggregate principal amount of $45,000,000, on the terms and subject to the conditions set forth in the applicable Company SAFE(s).

L.

Concurrently with the execution of this Agreement, the Sponsor, the Other Class B Shareholders, SPAC and the Company are entering into the sponsor letter agreement, in substantially the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Shareholder have agreed to (a) vote in favor of this Agreement and the Transactions and (b) waive any adjustment to the conversion ratio set forth in the SPAC Organizational Documents or any other anti-dilution or similar protection with respect to the SPAC Class B Shares (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

M.

Concurrently with the execution of this Agreement, the investors set forth on Schedule 1b (collectively, the “PIPE Investors”) are entering into a subscription agreement with SPAC substantially in the form attached hereto as Exhibit B (collectively, the “Subscription Agreements”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase on the Closing Date immediately following the Closing, and SPAC has agreed to issue and sell to each such PIPE Investor on the Closing Date immediately following the Closing, the number of SPAC Common Shares set forth in the applicable Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under all Subscription Agreements, collectively, the “PIPE Financing Amount”, and the equity financing under all Subscription Agreements, collectively, hereinafter referred to as, the “PIPE Financing”), on the terms and subject to the conditions set forth in the applicable Subscription Agreement.

N.

Concurrently with the execution and delivery of this Agreement, in connection with the Transactions, SPAC and Sponsor (or an Affiliate thereof) are entering into a Backstop Agreement, substantially in the form of Exhibit G (the “Backstop Agreement”), pursuant to which Sponsor (or such Affiliate of Sponsor) will commit to purchase newly issued securities of SPAC to the extent necessary to backstop an excess of SPAC Redemptions, if applicable.

O.

At the Closing, SPAC and the shareholders of the Company set forth on Schedule 1c will enter into an investor rights agreement, substantially in the form attached hereto as Exhibit C (the “Investor Rights Agreement”), pursuant to which, among other things, the parties will be granted certain registration rights with respect to their respective SPAC Common Shares, on the terms and subject to the conditions therein.

P.

At the Closing, SPAC and certain shareholders of the Company set forth on Schedule 1d will enter into a lock-up agreement, substantially in the form attached hereto as Exhibit H (the “Lock-Up Agreement”), pursuant to which, among other things, such shareholders will agree not to effect any sale or distribution of certain Equity Securities of SPAC held by any of them during the lock-up period described therein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Action” means any claim, action, suit, assessment, legal, judicial or administrative proceeding (whether at Law or in equity) by or before a Governmental Authority.

“Adjusted Equity Value” means (a) the Base Equity Value, plus (b) the Company SAFE Amount.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding the foregoing or anything to the contrary herein, the Affiliates of the Sponsor shall be deemed to include RA Capital Management, L.P. or its Affiliates.

“Agreement” has the meaning specified in the preamble hereto.

“Ancillary Documents” means the Sponsor Letter Agreement, the Subscription Agreements, the Investor Rights Agreement, the Lock-Up Agreement, the Company SAFEs, the SPAC Charter Upon Domestication, the SPAC Bylaws Upon Domestication, the Backstop Agreement, and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the Transactions.

“Audited Financial Statements” means the audited financial statements of the Company for the years ended December 31, 2025 and 2024, including the statements of operations, statements of stockholders’ deficit and the statements of cash flows for the year ended December 31, 2025 and the period from September 16, 2024 (incorporation) through December 31, 2024.

“Additional SPAC SEC Reports” has the meaning set forth in Section 6.7.

“Allocation Schedule” has the meaning set forth in Section 3.4.

“Backstop Agreement” has the meaning specified in the preamble hereto.

“Base Equity Value” means $160,000,000.

“Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy or Contract (i) that any Group Company maintains, sponsors or contributes to, (ii) that provides a benefit to or in respect of any Company Service Provider or (iii) under or with respect to which any Group Company has or could have any Liability, other than any plan sponsored or maintained by a Governmental Authority.

“Business” has the meaning specified in Recital E.

“Business Combination” has the meaning ascribed to such term in the Existing SPAC Governing Document.

“Business Combination Proposal” has the meaning set forth in Section 9.6(a).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in London, England, New York, New York or the Cayman Islands are authorized or required by Law to close.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person solely as a result of this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction (in the case of this clause (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document or one or more circumstances, matters, transactions or events unrelated to this Agreement or the Ancillary Documents).

“Closing Consideration” means the number of SPAC Common Shares equal to (a) the Adjusted Equity Value, divided by (b) $10.00.

“Closing Date” has the meaning specified in Section 3.1.

“Closing” has the meaning set forth in Section 3.1.

“Closing Filing” has the meaning set forth in Section 9.4(b).

“Closing Press Release” has the meaning set forth in Section 9.4(b).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Acquisition Proposal” means any inquiry, proposal or offer concerning (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company and its controlled Affiliates, taken as a whole, or a majority of the voting power of Equity Securities of the Company, or (ii) acquires, is granted, leased or licensed or otherwise purchases all or a material portion of assets, properties or businesses of the Company and its controlled Affiliates, taken as a whole (in the case of each of clause (i) and (ii), whether by merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, scheme of arrangement, purchase of assets, share exchange, business combination, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any issuance, sale or acquisition of any material portion of the Equity Securities or voting power or similar investment in the Company (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of the Company SAFE(s)). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Articles of Association” means the articles of association of the Company adopted on April 16, 2026, as amended, restated or supplemented from time to time in accordance with the terms of this Agreement.

“Company Benefit Plan” means each Benefit Plan sponsored by any member of the Company Group other than as a participating employer or in respect of which any member of the Company Group could have any Liability after the Closing.

“Company Board” means the Board of Directors of the Company.

“Company Convertible Securities” means any convertible promissory notes, warrants or other convertible debt that is convertible into or exchangeable for capital stock of the Company.

“Company Product” means each product candidate, platform or service that is being researched, tested, developed, or manufactured by or on behalf of any Group Company, including the Product.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to SPAC by the Company on the date of this Agreement.

“Company D&O Persons” has the meaning set forth in Section 9.7(b)(i).

“Company D&O Tail Policy” has the meaning set forth in Section 9.7(b)(ii).

“Company Deferred Shares” means the deferred shares of $0.000001 each in the capital of the Company.

“Company Equity Award” means, as of any determination time, any award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive any Equity Security of any Group Company under any Company Plan or otherwise that is outstanding.

“Company Equity Plan” means the equity incentive plan to be adopted by the Company prior to the Closing, subject to reasonable consultation with the SPAC prior to the adoption thereof.

“Company Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Standing), Section 4.2 (Authority), Section 4.3(a) (Capitalization), Section 4.7(b) (Absence of Certain Changes) and Section 4.28 (Brokers).

“Company Intellectual Property” means the Company Owned IP and Licensed Intellectual Property.

“Company IP Licenses” means any In-bound License or Out-bound License to which any Group Company is a party.

“Company Material Adverse Effect” means any event, change, effect, occurrence or development (an “Effect”) that, individually or in the aggregate with any other Effects, (a) has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, prospects, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) has or would reasonably be expected to (x) have a material adverse effect on the ability of the Company to perform its obligations under, or consummate the transactions contemplated by, this Agreement or (y) impede, interfere with, hinder or delay the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall any Effect to the extent arising out of or resulting from any of the following (alone or in combination) be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur under the preceding clause (a):

(i) any failure by the Company and its Subsidiaries to meet internal estimates, projections, expectations, timelines, budgets, guidance, milestones, or forecasts of revenue, earnings, cash burn-rate, cash flow, cash position or any other financial or performance measures or operating statistics (provided, however, that the exception in this clause (i) shall not prevent or otherwise affect a determination that any Effect underlying such failure or change has resulted in, or contributed to, a Material Adverse Effect);

(ii) conditions in the financial, credit, banking, capital or currency markets in the United States, the U.K. or any other country or region in the world, or changes therein, including changes in interest rates in the United States, the U.K. or any other country and changes in exchange rates for the currencies of any countries;

(iii) general conditions in any industry in which the Company and its Subsidiaries presently operate or changes therein;

(iv) regulatory, legislative or political conditions in the United States (including a government shutdown), the U.K. or any other country or region in the world, or changes therein;

(v) geopolitical conditions, acts of hostilities, war (whether declared or undeclared), sabotage, terrorism or military actions (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage, terrorism or military actions) in the United States, the U.K. or any other country or region in the world, or any change, escalation or worsening thereof;

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, weather conditions, epidemics, pandemics, quarantines, plagues, other outbreaks of illness or public health events or other natural or man-made disasters or acts of God in the United States, the U.K. or any other country or region in the world, or any escalation of the foregoing;

(vii) the execution, announcement or performance of this Agreement or the pendency or consummation of the transactions contemplated hereby or the identity of SPAC or any of its Affiliates as the acquiror of the Company, including, solely to the extent arising out of the foregoing, the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, patients, officers or directors of the Company, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, Governmental Authorities or other third parties;

(viii) (A) any action taken that is expressly required to be taken by this Agreement; or (B) the failure to take any action the taking of which is expressly prohibited by this Agreement;

(ix) changes or proposed changes after the date of this Agreement in Law or other legal or regulatory conditions (or the enforcement or interpretation of any of the foregoing), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law or policy (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(x) changes after the date of this Agreement in GAAP or other accounting standards (or the enforcement of any of the foregoing);

(xi) regulatory, research, Development, preclinical or clinical, competitive, pricing, reimbursement or manufacturing events, or Effects relating to or affecting any Products or any product or product candidate that competes with any Product (any such other product or product candidate that is not a Product, a “Company Relevant Product”), including (A) any suspension, rejection, refusal of, request to refile, modification of or any delay in obtaining, making or maintaining any regulatory application, filing, authorization or approval relating to any Products, (B) any regulatory actions, requests, recommendations, determinations or decisions of any Governmental Authority (including the FDA or any other Governmental Authority or any panel or advisory body empowered or approved thereby) relating to any Products or any Company Relevant Product, (C) any delay, hold, suspension, modification, supply chain interruption or termination of any planned or current preclinical or clinical study, trial or test with respect to any Products or any Company Relevant Product, (D) any results, outcomes, clinical developments, data, adverse events, side effects (including toxicity) or safety observations or events related to or arising from any preclinical or clinical studies, trials or tests with respect to any Products or any Company Relevant Product, or announcements of any of the foregoing, (E) approval or authorization by a Governmental Authority (including the FDA or any other Governmental Authority or any panel or advisory body empowered or approved thereby), or market entry or threatened market entry of any Company Relevant Product, (F) any adverse events affecting patient enrollment or failure to participate with respect to clinical trials for any Products or any Company Relevant Product, (G) any increased incidence or severity of any previously identified side effects (including toxicity), adverse events or safety observations or events, or reports of new side effects, adverse events or safety observations or events, with respect to any Products or any Company Relevant Product, (H) any production or supply chain disruption affecting the research, testing, Development or Manufacture of any Products, (I) any determination or development relating to coverage, reimbursement or payor rules or policies applicable to, or pricing of, any Products or any Company Relevant Product, in each case in this clause (xi), to the extent not arising out of (1) any fraud, willful misconduct or violation of applicable Law, (2) any failure to comply with the approved clinical protocol for the development of a Product, or (3) any breach of this Agreement by the Company;

provided that, in each of the foregoing clauses (ii) through (vi), (ix) and (x), such Effects referred to therein may be taken into account to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected relative to other similarly-situated companies in the industry in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect; provided, further, that the parties acknowledge and agree that (A) the issuance by the FDA or any other Governmental Authority of competent jurisdiction within the United States of one or more Orders that impose a clinical hold on any clinical trial or other investigation of any Product which would reasonably be likely to result in a termination of, or a delay of six months or more in dosing patients in, such trial or investigation or (B) any Product-related adverse event or development that results in the death of any patient, in each case, shall constitute a Material Adverse Effect, without giving effect to any exceptions set forth in the foregoing clauses (i) through (xi).

“Company Non-Party Affiliate” means, collectively, each Company Related Party and each former, current or future Affiliate, Representative, successor or permitted assign of any Company Related Party (other than, for the avoidance of doubt, any Group Company).

“Company Ordinary Shares” means the ordinary shares of $0.000001 each in the capital of the Company.

“Company Option” means an option to purchase Company Ordinary Shares granted pursuant to the Company Equity Plan.

“Company Organizational Documents” means the Company Articles of Association and the Company Shareholders’ Agreement.

“Company Owned IP” means all Intellectual Property that is owned or purported to be owned by any Group Company.

“Company Real Property Leases” has the meaning set forth in Section 4.15.

“Company Registered IP” has the meaning set forth in Section 4.12(a).

“Company Related Party” has the meaning set forth in Section 4.27.

“Company Related Party Transactions” has the meaning set forth in Section 4.27.

“Company SAFE” means each simple agreement for future equity issued by the Company to the Sponsor or one or more of its Affiliates on or about the date of this Agreement as part of the Interim Financing, substantially in the form attached hereto as Exhibit F, with an aggregate principal amount not to exceed $45,000,000 and bearing interest at a rate of 8% per annum.

“Company SAFE Amount” means the sum of (i) the principal amount of the Company SAFE(s) and (ii) all accrued and unpaid interest on the Company SAFEs as of the Closing Date.

“Company Series A Shares” means the series A shares of $0.000001 each in the capital of the Company.

“Company Service Provider” means each individual who is a current or former director, officer, employee, independent contractor or other service provider of the Company or any Subsidiary thereof.

“Company Shareholders’ Agreement” means the shareholders’ agreement relating to the Company dated 16 April 2026.

“Company Shares” means the Company Ordinary Shares and the Company Series A Shares.

“Company Software” means any Software owned, licensed, leased or used by any Group Company in the conduct of the Business.

“Confidentiality Agreement” has the meaning specified in Section 12.10.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Authority or other Person.

“Contracts” means any written legally binding contracts, agreements, subcontracts, leases and purchase orders and all material written amendments, modifications and written supplements thereto.

“Contributor” has the meaning set forth in Section 4.12(e).

“Cooley” has the meaning specified in Section 7.1(b).

“Consultant” means any Person who is not an Employee, nor an EOR Employee, and who is engaged to perform work or services personally or through a personal services company or other third-party intermediary entity in connection with the Business.

“Data Protection Laws” means all applicable Laws governing the Processing or protection of Personal Information, including, to the extent applicable, the UK GDPR, the EU General Data Protection Regulation (GDPR), the California Consumer Privacy Act as amended by the California Privacy Rights Act (CCPA), and all other applicable data protection Laws and Privacy Laws.

“DGCL” means the General Corporation Law of the State of Delaware.

“Directors” has the meaning set forth in Section 8.5(a).

“Domestication” has the meaning specified in the Recitals.

“Domestication Proposal” has the meaning set forth in Section 9.3(b).

“EMA” means the European Medicines Agency.

“Employees” means individuals who have entered into, or work under terms of, a contract of employment with any Group Company and “Employee” shall be construed accordingly.

“Enforceability Exceptions” means applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights, and subject to general principles of equity (whether considered in a proceeding at law or in equity).

“Environmental Laws” means any and all applicable Laws relating to pollution or the protection of the environment (including natural resources) or human health and safety (to the extent relating to exposure to Hazardous Materials), or the use, storage, emission, disposal or release of Hazardous Materials, each as in effect as of the date hereof.

“EOR Employees” means the Hungarian EOR Employee and the Swiss EOR Employees who are engaged via an employer of record or professional employer organisation to provide services to the Company (or any Group Company) in connection with the Business (or, where the context so requires, individuals who were engaged via an employer of record or professional employer organisation to provide services to the Company (or any Group Company) in connection with the Business).

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2.

“Exchange Pool” has the meaning specified in Section 3.3(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the Closing Consideration, by (b) the number of Fully-Diluted Shares.

“Excise Tax” means any Taxes imposed on SPAC pursuant to Section 4501 of the Code with respect to the exercise of any SPAC Shareholders of their redemption rights, and any penalties or interest thereon.

“Existing SPAC Governing Document” means the Amended and Restated Memorandum and Articles of Association of SPAC, as adopted by special resolution on May 19, 2026 and as in effect on the date hereof.

“Exploitation” means the research, development, manufacturing, ownership, use, storage, import, export, commercialization, marketing, sale, distribution or any other exploitation of a compound, product or therapy.

“FDA” means the U.S. Food and Drug Administration.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty is false or incorrect, (c) an intention to deceive another Party, (d) another Party justifiably or reasonably relied upon such false or incorrect representation or warranty, and (e) causing such Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“Fraud Claim” means any claim based in whole or in part upon Fraud.

“Fully-Diluted Shares” means an amount equal to, without duplication, the aggregate number of Company Shares and any other shares of capital stock of the Company that are issued and outstanding as of immediately prior to the Closing calculated on a fully-diluted, as converted-to-Company Ordinary Shares basis (including, (i) the Company Ordinary Shares issued upon the conversion of the Company SAFE, (ii) the Company Ordinary Shares issued or required to be issued to Roche pursuant to Section 10.8.1 of the Roche License Agreement and (iii) the aggregate number of shares of Company Ordinary Shares issuable upon, or pursuant to, the exercise of Company Options that are outstanding as of immediately prior to the Closing, treating such outstanding Company Options as having been exercised in full).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Goodwin” has the meaning specified in Section 12.17(b).

“Governing Document Proposals” has the meaning set forth in Section 9.3(b).

“Governmental Authority” means any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries, if any.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls and per- and polyfluoroalkyl substances.

“Healthcare Laws” means all applicable Laws relating to the regulation of the development, testing, manufacturing, marketing, sale, distribution, import, export or other Exploitation of pharmaceutical, biopharmaceutical or medical products, or to the provision of healthcare services or the participation in healthcare programs, each as amended, including: (a) in the United States, (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.); (ii) the Public Health Service Act (42 U.S.C. §§ 201 et seq.); (iii) the Controlled Substances Act (21 U.S.C. §§ 801 et seq.); (iv) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); (v) the criminal false statements law (42 U.S.C. § 1320a-7b(a)); (vi) the False Claims Act (31 U.S.C. §§ 3729-3733); (vii) the Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a); (viii) the Exclusions Law (42 U.S.C. § 1320a-7); (ix) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and their implementing regulations (collectively, “HIPAA”); (x) the Medicare statute (Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll); (xi) the Medicaid statute (Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5); (xii) any other applicable federal, state or local laws governing the manufacture or distribution of pharmaceutical, biopharmaceutical or medical device products, health record documentation or record retention, or health information privacy; and (xiii) all implementing regulations, rules, ordinances and Orders related to any of the foregoing; and (b) outside the United States, all applicable Laws of equivalent or analogous effect in any relevant jurisdiction, including (i) in the U.K., the Human Medicines Regulations 2012 (SI 2012/1916), the Medicines Act 1968, the Health and Social Care Act 2012, the NHS Act 2006 and all applicable guidance and codes issued by the MHRA; (ii) in the European Union, Regulation (EU) 2019/6 on veterinary medicinal products, Directive 2001/83/EC on the Community code relating to medicinal products for human use, Regulation (EC) No 726/2004, and all applicable EMA guidelines and implementing regulations; and (iii) all other applicable Laws and regulations governing the conduct of clinical trials, Good Clinical Practice, Good Manufacturing Practice and Good Laboratory Practice requirements in any jurisdiction in which the Group Companies conduct or have conducted business.

“HMRC” means His Majesty’s Revenue and Customs, the U.K. Tax Authority.

“Holders” means all Persons who hold one or more Company Shares as of immediately prior to the Closing.

“Hungarian EOR Employee” means Katalin Buzasi.

“In-bound License” means any Contract pursuant to which any Group Company is granted a license, covenant not to sue, option, right of first refusal or other right in or to any Intellectual Property (other than licenses to Off-the-Shelf Software and non-exclusive licenses incidental to the provision or receipt of services in the ordinary course of business).

“IND Application” means any investigational new drug application, investigational medicinal product dossier, clinical trial authorization, or equivalent filing submitted to the FDA, the EMA, the MHRA or any comparable Governmental Authority, together with all amendments and supplements thereto.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, and (f) any of the obligations of any other Person of the type referred to in clauses (a) through (e) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Infringement” or “Infringe” means, with respect to Intellectual Property, any infringement, misappropriation, dilution or other violation of such Intellectual Property of any other Person.

“Intended Tax Treatment” has the meaning specified in Recital H.

“Intellectual Property” means all intellectual property rights (including in or to Technology) created, arising, or protected under applicable Law (or any other similar statutory provision or common law doctrine in the United States or anywhere else in the world), whether registered, unregistered or registrable, including all: (i) patents, patent applications, registered designs and such rights in inventions and designs, and all rights therein provided by international treaties and conventions, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, substitutions and extensions (including any supplemental protection certificate); (ii) trademarks, service marks, trade names, brand names, corporate names, trade dress, certification marks, designs, logos, slogans and other indicia of commercial source or origin and all goodwill associated with any of the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing; (iii) registered and unregistered copyrights, mask works and other intellectual property rights in copyrightable works (published or unpublished) and works of authorship (including intellectual property rights in software as a work of authorship), and technical database and design rights, and rights in data collections and all applications and registrations therefor, and moral rights therefor; (iv) internet domain names and social media account handles; (v) trade secrets and other rights in confidential information, proprietary information and other non-public information, including in technical information, software, inventions, invention disclosures, data, databases, inventor’s notes, designs, plans, specifications, unpatented blueprints, drawings, discoveries and improvements, know-how, procedures, processes, test results, and techniques, research and development information, market know-how, and customer lists, in each case, that derives independent economic value, whether actual or potential, from not being generally known to other persons (collectively, “Trade Secrets”); and (vi) any of the foregoing rights in Software and Technology.

“Interim Financing” means the interim financing provided by the Sponsor and/or one or more of its Affiliates to the Company on or about the date of this Agreement in the aggregate principal amount of $45,000,000, consisting of the issuance by the Company of one or more Company SAFEs to the Sponsor and/or its Affiliates on the terms set forth in Exhibit F.

“Interim Period” has the meaning specified in Section 7.1.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investor Rights Agreement” has the meaning specified in Recital O.

“IPO” has the meaning set forth in Section 12.17.

“ITEPA” means the U.K. Income Tax (Earnings and Pensions) Act 2003.

“IT Systems” means all computer systems, servers, networks, routers, switches, hubs, data communication lines, devices, data storage devices, data centers, websites, firmware, middleware, software, operating systems, computer hardware and equipment and other information technology hardware, software and infrastructure used to process, store, maintain and operate data, information and functions that are owned, licensed, used or leased by the Company or any Subsidiary thereof and used by them in their businesses, including any Software embedded or installed thereon.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Key Shareholder” has the meaning specified in Recital F.

“Law” means any supranational, national, federal, state, local, municipal, or other law, statute, constitution, treaty, principle of common law, law of equity, directive, resolution, ordinance, code, edict, writ, decree, rule, order, regulation, judgment, ruling, injunction, requirement, in each such case, having the force of law, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, including any Governmental Order, and any rule, regulation or operating or technical standard or guidance issued, adopted, promulgated, implemented or otherwise put into effect under the authority of any such Governmental Authority.

“Liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Laws), Governmental Order or Proceeding and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Licensed Intellectual Property” means all Intellectual Property owned by any Person other than a Group Company that is licensed to any Group Company pursuant to any In-bound License.

“Leased Real Property” means all real property leased by the Company.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“Lock-Up Agreement” has the meaning specified in Recital P.

“Management Accounts” has the meaning specified in Section 4.6(a).

“Material Contract” has the meaning set forth in Section 4.11(a).

“Material Inbound Licenses” means each In-bound License that is material to the Business or the Exploitation of the Product, including, for the avoidance of doubt, the Roche License Agreement.

“MHRA” means the Medicines and Healthcare products Regulatory Agency of the U.K.

“Nasdaq” means The Nasdaq Capital Market.

“Nasdaq Proposal” has the meaning set forth in Section 9.3(b).

“Non-Party Affiliate” has the meaning set forth in Section 12.5.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $100,000 per license or an ongoing license fee of less than $50,000 per year.

“Officers” has the meaning set forth in Section 8.5(a).

“OHB Group” has the meaning specified in Section 12.17(b).

“Open Source Materials” means any Software or other material that is subject to any license that is, or is substantially similar to, a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, or any Creative Commons license, or any other license that requires, as a condition of use, modification or distribution, that the licensed Software or other material (a) be disclosed or distributed in source code form, (b) be licensed for the purpose of making derivative works, or (c) be redistributed at no or minimal charge.

“Open Source Software” means any software that is distributed (i) as “free software” (as defined by the Free Software Foundation) or (ii) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd).

“Order” means any outstanding writ, order, judgment, injunction, corporate integrity agreement, deferred prosecution agreement, settlement agreement, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Authority.

“Out-bound License” means any Contract pursuant to which any Group Company grants to any third party a license, covenant not to sue, option, right of first refusal or other right in or to or under any Intellectual Property owned or licensed by any Group Company (other than non-exclusive licenses incidental to the provision or receipt of services in the ordinary course of business).

“Other Class B Shareholders” means Michael F. MacLean and Timothy J. Miller.

“Other SPAC Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of SPAC Common Shares entitled to vote thereon, whether in person or by proxy at the SPAC Shareholders Meeting (or any adjournment thereof), in accordance with the SPAC Organizational Documents and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Party” and “Parties” have the meanings specified in the preamble hereto.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet due or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established therefor in the Management Accounts, in the case of the Company, or the SPAC Financial Statements, in the case of SPAC, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established with respect thereto, (iv) non-exclusive licenses incidental to the provision or receipt of services in the ordinary course of business and (v) Liens, encumbrances and restrictions on Leased Real Property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such Leased Real Property, and (C) do not, individually or in the aggregate, materially interfere with the present uses of such Leased Real Property or the uses of such Leased Real Property in the ordinary course of business.

“Permitted Working Capital Loans” means any working capital loans extended to SPAC by the Sponsor or any of its Affiliates in an aggregate amount not to exceed $3,000,000 outstanding at any time, on terms and conditions consistent with those disclosed in the SPAC SEC Reports.

“Permitted Withdrawals” has the meaning given to it in the Existing SPAC Governing Document.

“Permits” means the permits, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Authorities that are required for the Company to conduct its business and own, lease, operate and develop its assets and properties as being conducted, owned, leased, operated, developed as of the date hereof.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means information in the Company’s possession, custody, or control, including information processed on behalf of the Company by third parties, that constitutes “personal data,” “personal information,” “personally identifiable information,” or the similar or equivalent term under applicable Privacy Laws.

“Personal Property” means any tangible personal property (other than real property and fixtures attached thereto) owned, leased or used by any Group Company in the conduct of the Business.

“PIPE Financing” has the meaning specified in Recital M.

“PIPE Financing Amount” has the meaning specified in Recital M.

“Privacy Laws” means all applicable Laws regarding data privacy, data protection, data security, data breach notification or cybersecurity governing the receipt, collection, compilation, adaptation or alteration, retrieval, use, storage, processing, sharing, safeguarding, security (technical, administrative and physical), disposal, destruction, disclosure or transfer (including cross-border) whether or not by automated means (collectively, “Processing”, or “Processed”, as applicable) of Personal Information, including, to the extent applicable, the California Consumer Privacy Act as amended by the California Privacy Rights Act (CCPA), EU General Data Protection Regulation (GDPR), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, and Telephone Consumer Protection Act (TCPA).

“Pre-Closing Reorganization” has the meaning set forth in Section 7.4(a).

“Pre-Closing SPAC Holders” means the holders of SPAC Common Shares at any time prior to the Closing, together with their successors and assigns.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Authority.

“Product” shall mean the Company’s lead product candidate, rugonersen.

“Properties” has the meaning set forth in Section 4.15.

“Prospectus” has the meaning set forth in Section 12.17.

“Public Shareholders” has the meaning set forth in Section 12.17.

“Registration Statement / Proxy Statement” means the Registration Statement on Form S-4, or other appropriate form determined by the Parties, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by SPAC under the Securities Act with respect to SPAC Common Shares to be issued in connection with the transactions contemplated by this Agreement.

“Regulatory Approval” means any approval, authorization, clearance, license, registration, permit or certificate issued by the FDA, the EMA, the MHRA or any other Governmental Authority with jurisdiction over the development, manufacturing, marketing, sale, import or export of any pharmaceutical or biopharmaceutical product, including any marketing authorization, product license or equivalent.

“Regulatory Consent Authorities” means a Governmental Authority, including for the avoidance of doubt, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Regulatory Permits” mean all import and export permits, INDs, establishment registrations and product listings, as defined in 21 C.F.R. Part 207, all supplements or amendments thereto, and all comparable governmental authorizations.

“Related Person” has the meaning set forth in Section 4.21.

“Relevant Date” means the date notified by HMRC as the date that the Group Companies cease to be members of the Key Shareholder’s U.K. VAT group.

“Relevant Transfer” means a relevant transfer under the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended and consolidated from time to time) and any legislation equivalent or similar to, or enacted to give effect to, the European Union’s Council Directive 2001/23/EC in connection with the transfer of employees in any jurisdiction wheresoever.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial or capital markets advisors, placement agents and consultants of such Person.

“Required Company Financial Statements” means, collectively, (a) the Management Accounts and (b) each of the other financial statements or similar reports of the Company required, as a result of the passage of time or otherwise, to be included in the Registration Statement / Proxy Statement or any other filings to be made by SPAC or the Company with the SEC in connection with the transactions contemplated in this Agreement or any other Ancillary Document.

“Required SPAC Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of SPAC Common Shares entitled to vote thereon, whether in person or by proxy at the SPAC Shareholders Meeting (or any adjournment thereof), in accordance with the SPAC Organizational Documents and applicable Law.

“Required Third Party Consent” has the meaning set forth in Section 10.2(e).

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Nasdaq Proposal and the Required Governing Document Proposal.

“Roche” means, collectively, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc.

“Roche License Agreement” means that certain license agreement, dated February 9, 2025, by and between, Roche, on the one hand, and the Company and Oak Hill Bio Holdings Ltd., on the other hand, as may be amended, modified, restated or supplemented from time to time.

“Sanctioned Party” means any Person that is: (i) organized under the Laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (currently, Cuba, Iran, North Korea, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine; each a “Sanctioned Country”); (ii) designated on a sanctioned parties list administered by the United States, European Union, or U.K., including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and

Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK’s Consolidated Sanctions List; or (iii) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Persons described in clauses (i) or (ii).

“Sanctions” means applicable Laws pertaining to trade and economic sanctions administered by the United States, European Union, U.K. or other relevant jurisdiction.

“Schedules” means (i) the Company Disclosure Schedules or (ii) the SPAC Disclosure Schedules, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Share Acquisition” has the meaning specified in Recital G.

“Shared Contract” has the meaning set forth in Section 7.4(b).

“Shareholder Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Authority), Section 5.4 (Ownership and Title) and Section 5.5 (Brokers).

“Signing Filing” has the meaning set forth in Section 9.4(b).

“Signing Press Release” has the meaning set forth in Section 9.4(b).

“Software” means all computer programs (whether in source code, object code, executable code, interpreted code, middleware, firmware, human readable form or other form, including libraries, interfaces, applets, plug-ins, subroutines and other components thereof), code (including software implementations of algorithms, models and methodologies), applications, application programming interfaces, firmware, software development kits, library functions, operating systems and virtualization environments, user interfaces, diagnostic tools, compilers and version control systems, together with all documentation related to any of the foregoing.

“SPAC” has the meaning specified in the preamble hereto.

“SPAC Board” means the board of directors of SPAC.

“SPAC D&O Persons” has the meaning set forth in Section 9.7(a)(i).

“SPAC Employee Stock Purchase Plan” has the meaning set forth in Section 8.6.

“SPAC Incentive Equity Plan” has the meaning set forth in Section 8.6.

“SPAC Non-Party Affiliate” means, collectively, each SPAC Related Party and each former, current or future Affiliate, Representative, successor or permitted assign of any SPAC Related Party (other than, for the avoidance of doubt, SPAC).

“SPAC Acquisition Proposal” means (a) any transaction or series of related transactions under which SPAC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in SPAC or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a SPAC Acquisition Proposal.

“SPAC Board Recommendation” has the meaning specified in Section 9.3(b).

“SPAC Bylaws Upon Domestication” has the meaning specified in the Recitals.

“SPAC Charter Upon Domestication” has the meaning specified in the Recitals.

“SPAC Class A Ordinary Share” means the Class A ordinary shares, par value $0.0001 per share, of SPAC prior to the Domestication.

“SPAC Class B Ordinary Share” means the Class B ordinary shares, par value $0.0001 per share, of SPAC prior to the Domestication.

“SPAC Common Shares” means (i) prior to the Domestication, the Class A ordinary shares of SPAC, par value $0.0001 per share, and (ii) from and after the Domestication, the common shares, par value $0.0001 per share, of SPAC.

“SPAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by SPAC on the date of this Agreement.

“SPAC Financial Statements” means all of the financial statements of SPAC included in the SPAC SEC Reports.

“SPAC Material Adverse Effect” means, with respect to SPAC, a material adverse effect on: (i) the ability of SPAC to enter into this Agreement or any Transaction Agreement and perform its respective obligations thereunder or consummate the Transactions or (ii) the business, condition (financial or otherwise), assets, liabilities or operations of SPAC, provided, however, that none of the following, alone or in combination, shall be deemed to constitute or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect under this clause (ii): (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) any actions taken or not taken by SPAC, or such other changes or events, in each case, which (I) the Company has consented in writing or (II) are required by this Agreement (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 6.3(a) and, to the extent related thereto, the condition in Section 10.3(a)) and (d) the announcement or the execution of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement (provided that the exceptions in this clause (d) shall not be deemed to apply to references to “SPAC Material Adverse Effect” in the representations and warranties set forth in Section 6.3(a) and, to the extent related thereto, the condition in Section 10.3(a)); provided that, in the case of clauses (a) and (b) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on SPAC, as compared to other competitors or comparable entities operating in the industries or markets in which SPAC operates.

“SPAC Organizational Documents” means, (i) prior to the Domestication, the Existing SPAC Governing Document, as amended and in effect on the date hereof, and (ii) following the Domestication and prior to the Closing, the SPAC Charter Upon Domestication and SPAC Bylaws Upon Domestication.

“SPAC Fundamental Representations” means the representations and warranties set forth in Section 6.1 (Organization and Qualification), Section 6.2 (Authority), Section 6.4 (Brokers) and Section 6.6 (Capitalization).

“SPAC Preferred Shares” means, prior to the Domestication, the preferred shares, par value $0.0001 per share, of SPAC.

“SPAC Shareholder Approval” means, collectively, the Required SPAC Shareholder Approval and the Other SPAC Shareholder Approval.

“SPAC Redemption” means the right of the holders of SPAC Class A Ordinary Shares to redeem all or a portion of their SPAC Class A Ordinary Shares (in connection with the Transactions or otherwise) as set forth in SPAC Organizational Documents.

“SPAC Related Party” has the meaning set forth in Section 6.9.

“SPAC SEC Reports” has the meaning set forth in Section 6.7.

“SPAC Shareholders Meeting” has the meaning set forth in Section 9.3(b).

“SPAC Shares” means the SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and the SPAC Preferred Shares.

“SPAC Shareholders” means (i) prior to the Domestication, the holders of SPAC Shares, and (ii) following the Domestication, the holders of SPAC Common Shares.

“STFs” has the meaning set forth in Section 2.3(a)(i).

“Sponsor” means Research Alliance Holdings III LLC.

“Sponsor Group” has the meaning specified in Section 7.1(b).

“Sponsor Share Conversion” has the meaning specified in the Recitals.

“Subscription Agreements” has the meaning specified in the Recitals.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company, exempted company, partnership or such other entity), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to appoint a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Swiss EOR Employees” means Brenda Vincenzi, Jorrit Tjeertes and Keir Hodges.

“Termination Date” has the meaning set forth in Section 11.1(d).

“Transaction Litigation” has the meaning set forth in Section 9.1(c).

“Transaction Proposals” has the meaning set forth in Section 9.3(b).

“Trust Account” has the meaning set forth in Section 12.17.

“Trust Account Released Claims” has the meaning set forth in Section 12.17.

“Trust Agreement” has the meaning set forth in Section 6.8.

“Trustee” has the meaning set forth in Section 6.8.

“Tax” or “Taxes” means (i) any and all federal, state, provincial, territorial, local, non-U.S. and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, corporation tax, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax) ad valorem, transfer, franchise, license, excise, severance, stamp, stamp duty reserve, occupation, premium, personal property, real property, capital stock, profits, disability, registration, VAT, estimated, customs duties, and sales or use tax, or other tax or like assessment in the nature of a tax (whether payable directly or by withholding), in each case that is imposed by a Governmental Authority and (ii) any interest, penalties, addition to tax or additional amounts relating to any items in clause (i) or this clause (ii).

“Tax Authority” means any Governmental Authority responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Technology” means, collectively, all Software, formulae, algorithms, procedures, methods, techniques, technical data, programs, subroutines, tools, materials, processes, apparatus, creations, and other similar materials, and all recordings, graphs, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Transaction Agreements” means this Agreement, the Sponsor Letter Agreement, the Investor Rights Agreement, the Subscription Agreement, the Lock-Up Agreement, the Company SAFEs, the SPAC Charter Upon Domestication, the SPAC Bylaws Upon Domestication and all of the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” means the transactions contemplated by this Agreement, the Transaction Agreements and the PIPE Financing, including the Share Acquisition and the Domestication.

“Transfer Agent” means Continental Stock Transfer & Trust Company, in its capacity as transfer agent for SPAC, or such other transfer agent as SPAC may designate from time to time.

“Treasury Regulations” means the regulations promulgated under the Code.

“U.K.” means the United Kingdom of Great Britain and Northern Ireland.

“UK GDPR” means the General Data Protection Regulation as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (SI 2019/419).

“VAT” means value added tax, including as provided for in the U.K. Value Added Tax Act 1994.

“Working Capital Loan” means any loan made by the Sponsor or any Affiliate of the Sponsor to SPAC for working capital purposes.

1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, and the term “date hereof” refers to the date of the execution of this Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s business, consistent with past practice.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) The words “made available” shall mean, when used with reference to documents or other materials required to be provided or made available to SPAC, any documents or other materials posted to the ShareVault electronic data room under the project name “Oak Hill Bio” as of 5:00 p.m., Eastern Time, at least one (1) Business Day prior to the date of this Agreement.

1.3 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, the individuals set forth on Section 1.3 of the Company Disclosure Schedules and, in the case of SPAC, the individuals set forth on Section 1.3 of the SPAC Disclosure Schedules, in each case, assuming reasonable due inquiry of his or her direct reports.

1.4 Equitable Adjustments. If, following the date of this Agreement, the outstanding Company Shares or SPAC Common Shares shall have been changed into a different number of shares or a different class, by reason of any stock or share dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of Company Shares or SPAC Common Shares, as applicable, will be appropriately adjusted to provide to the holders of Company Shares or SPAC Shareholders, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.4 shall not be construed to permit SPAC or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

ARTICLE 2

THE SHARE ACQUISITION

2.1 Share Acquisition.

(a) At the Closing and subject to and upon the terms and conditions of this Agreement, each of the Shareholders (excluding any holders of Company Options solely with respect to their Company Options) shall sell and transfer to SPAC (or cause to be sold and transferred to SPAC), and SPAC shall purchase from each Shareholder, all of the legal and beneficial title to each Shareholder’s Company Shares with full title guarantee, free from all Liens and together with all rights attaching to the Company Shares at the Closing (including the right to receive all distributions, returns of capital and dividends declared, paid or made in respect of the Company Shares after the Closing). Upon the consummation of the Share Acquisition and as of immediately following the Closing, SPAC shall be the legal and beneficial owner of 100% of the issued and outstanding Company Shares, free and clear of all Liens (other than restrictions on transfer imposed by virtue of applicable securities Laws).

(b) At the Closing, each outstanding Company Option (whether vested or unvested) shall be assumed by SPAC and automatically converted into an option to purchase SPAC Common Shares (each, an “Assumed Option”). Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Ordinary Shares will instead mean SPAC and SPAC Common Shares, respectively). Each Assumed Option shall: (i) have the right to acquire a number of SPAC Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Ordinary Shares which the Company Option had the right to acquire immediately prior to the Closing, multiplied by (B) the Exchange Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in, or converted into, U.S. Dollars using the exchange rate as of market close on the last trading day before the Closing Date), divided by (B) the Exchange Ratio; and (iii) be subject to the same terms, conditions, vesting schedule and other provisions as the applicable Company Option. The per share exercise price and the number of shares of SPAC Common Shares purchasable pursuant to each Assumed Option shall be determined in a manner consistent with the requirements of Sections 409A and 424 of the Code, as applicable. SPAC shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of SPAC Common Shares for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and SPAC shall not issue, or promise to issue, any new awards under the Company Equity Plan.

2.2 Closing Consideration. Subject to and upon the terms and conditions of this Agreement, at the Closing and in consideration of the Share Acquisition, SPAC shall issue to each Shareholder (excluding any holders of Company Options solely with respect to their Company Options) a number of SPAC Common Shares equal to (i) the Exchange Ratio multiplied by (ii) the number of Company Shares held by such Shareholder, as set out next to the name of such Shareholder in Schedule 1a to this Agreement, as of immediately prior to the Closing. With respect to all Company Deferred Shares, SPAC shall issue one single SPAC Common Share to each holder of Company Deferred Shares.

2.3 Transfer of Company Shares and Other Undertakings. At the Closing:

(a) each Shareholder severally shall deliver or procure the delivery to SPAC of:

(i) a duly executed stock transfer form in respect of its Company Shares to effect the transfer of its Company Shares to SPAC (the “STFs”);

(ii) a copy of any power of attorney under which any document to be executed by any Shareholder under this Agreement has been executed; and

(iii) such waivers or consents as SPAC may reasonably require to enable SPAC to be registered as the holder of the Company Shares;

(b) the Company shall deliver to SPAC:

(i) evidence reasonably satisfactory to SPAC that each Company SAFE has been converted into Company Ordinary Shares in accordance with Section 3.2, including an extract of the Company’s updated register of members reflecting the issuance of such Company Ordinary Shares;

(ii) the statutory registers of the Company made up to the Closing Date; and

(iii) a duly executed letter from the Key Shareholder confirming that it has ceased to be a registrable person (within the meaning of Section 790C of the Companies Act) in relation to the Company.

2.4 Company Board Resolutions. At the Closing, the Company shall deliver or procure the delivery to SPAC of a copy of the executed resolutions of the Company Board (i) instructing the Company Board to update the Company’s register of members to reflect the issuance of Company Ordinary Shares referred to in clause 2.3(b)(i) above; (ii) approving the form of the STFs and, subject to Closing, the transfer of the Company Shares from the Shareholders to SPAC; (iii) instructing the Company Board, subject to Closing, to update the Company’s register of members such that SPAC is entered in the register of members as the sole holder of all of the Company Shares (subject to due stamping of the transfers by His Majesty’s Revenue and Customs); and (iv) resolving to file all necessary notifications, forms and documents in connection with the aforementioned matters be submitted to the Cayman Registrar and the Registrar of Companies for England and Wales, as applicable.

2.5 Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a share of SPAC Common Shares will be issued by SPAC by virtue of this Agreement or the Transactions, and each Person who would otherwise be entitled to a fraction of a share of SPAC Common Shares (after aggregating all fractional SPAC Common Shares that would otherwise be received by such Person) shall instead have the number of SPAC Common Shares issued to such Person rounded down in case such fraction is less than 0.5 and rounded up in case such fraction is greater than or equal to 0.5, in each case, to the nearest whole share of SPAC Common Shares.

2.6 Shareholder Consent. Each Shareholder hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents to which the Company is or is required to be a party or otherwise bound, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions. Each Shareholder acknowledges and agrees that the consent set forth herein is intended and shall constitute such consent of such Shareholder as may be required pursuant to the Company Organizational Documents, the Company Shareholders’ Agreement or any other agreement in respect of the Company to which such Shareholder is a party or bound and all applicable Laws. Each of the Shareholders hereby waives and disapplies any and all pre-emption rights, rights of first refusal, tag along, drag along and other rights (each, howsoever described) which may have been conferred on it under the Company Organizational Documents, the Company Shareholders’ Agreement or otherwise as may affect the Transactions (other than its rights pursuant to this Agreement).

2.7 Release of Funds from Trust Account. Subject to the terms and conditions of the Trust Agreement, each Party shall use reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to cause the funds held in the Trust Account to be released simultaneously with, or as promptly as practicable after, the Closing.

2.8 Withholding. SPAC, the Company, the Transfer Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law; provided that, (i) to the extent any consideration payable pursuant to this Agreement is not payable in cash, the applicable withholding agent shall be entitled to retain a portion of such non-cash consideration having a value equal to the amount of Tax required to be deducted and withheld and (ii) SPAC shall use commercially reasonable efforts to provide the applicable payee with advance notice of any such withholding and to reasonably cooperate with requests of the applicable payee relating to obtaining a reduction or exemption to such withholding in accordance with Law. To the extent that amounts are so withheld and remitted to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.9 Power of Attorney.

(a) To secure SPAC’s interests under this Agreement, from the date of Closing until SPAC’s registration by the Company as the holder of the Company Shares pursuant to the Share Acquisition, each Shareholder severally in respect of such Shareholder’s Company Shares:

(i) appoints SPAC (as purchaser of the Company Shares) with full powers of delegation and substitution to be the Shareholder’s attorney in the Shareholders’ name and on the Shareholder’s behalf in respect of the Company Shares to:

(1) exercise all or any of the voting and other rights, powers and privileges (including the right to receive notices of, execute consents to short notice for and attend, participate, speak and vote at, any general meeting or class meeting of the Company (including any adjourned meeting)), nominate proxies on the Shareholder’s behalf and receive and approve any shareholder or class written resolutions attached to the Company Shares;

(2) signify agreement in respect of the Company Shares to any written resolution proposed to shareholders of the Company; and

(3) deal with and give directions in respect of the Company Shares and any entitlements, notices, documents, or communications arising by right of such Company Shares;

(ii) undertakes to ratify everything lawfully done by SPAC in good faith, as the Shareholder’s attorney, pursuant to the power of attorney contained in Section 2.9(a)(i); and

(iii) agrees that the power of attorney in Section 2.9(a)(i) shall be irrevocable save with the consent of SPAC and is given by way of security to secure the proprietary interest of SPAC of the Shareholder’s Company Shares as the buyer of the Company Shares, but shall expire on the date on which SPAC is entered in the register of members of the Company as holder(s) of those Company Shares.

(b) Each Shareholder severally undertakes to SPAC, from Closing:

(i) not to exercise any rights attaching to the Company Shares or exercisable in the Shareholder’s capacity as registered holder of those Company Shares without SPAC’s prior written consent;

(ii) to hold on trust for SPAC all dividends and other distributions received by the Shareholder in respect of the Company Shares and to promptly pay or deliver to SPAC, or notify SPAC of, anything received by the Shareholder in the Shareholder’s capacity as registered holder of those Company Shares;

(iii) to act promptly in accordance with SPAC’s instructions in relation to any rights exercisable or anything received by the Shareholder as registered holder of the Company Shares; and

(iv) to ratify and confirm whatever SPAC lawfully does or purports to do in good faith in the exercise of any power conferred by the power of attorney in Section 2.9(a)(i).

2.10 Joinders; Drag-Along.

(a) The Company shall use reasonable efforts (including the issuance of notices and exercise the powers conferred on the Company under Article 34 of the Company Articles of Association) to obtain and deliver to SPAC a joinder to this Agreement from any Person who becomes a Shareholder after the date of this Agreement (including Roche or any Affiliate of Roche), in a form reasonably and mutually acceptable to SPAC and the Company, pursuant to which such Person shall be bound by all terms and obligations applicable to the Shareholders hereunder.

(b) If any Person who becomes a Shareholder after the date of this Agreement (including Roche or any Affiliate of Roche) does not deliver a joinder directly pursuant to Section 2.10(a), the Company is hereby authorized to execute and deliver a joinder to this Agreement on behalf of such Person, acting as agent pursuant to the authority vested in the Company under Article 34 of the Company Articles of Association (the transactions and matters contemplated by this Agreement comprising a Qualifying Transaction and Proposed Reorganisation (each term as defined in the Company’s Articles of Association)), without the requirement for such Person to execute such joinder directly. Upon delivery of such joinder, such Person shall be deemed a party to this Agreement and bound by all terms and obligations applicable to the Shareholders hereunder as though it had executed such joinder directly.

(c) In the event any Shareholder becomes bound by this Agreement by the Company executing a joinder on its behalf pursuant to drag-along provisions set forth in Section 2.10(b) (each, a “Drag-Along Shareholder”): (i) the obligations and liabilities of such Drag-Along Shareholder under this Agreement shall be on terms no more onerous than the equivalent obligations and liabilities imposed on any other Shareholder under this Agreement in respect of the same subject matter; and (ii) the aggregate liability of such Drag-Along Shareholder in connection with this Agreement and the transactions contemplated hereby shall not exceed the value of the Closing Consideration actually received by such Drag-Along Shareholder pursuant to this Agreement, except with respect to claims arising from fraud committed by such Drag-Along Shareholder, the liability for which shall not be so limited as against Drag-Along Shareholder.

ARTICLE 3

CLOSING; ALLOCATION SCHEDULE

3.1 Closing. On the terms and subject to the conditions set forth in this Agreement, closing of the Share Acquisition (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing at 10:00 a.m. Eastern Time on the fifth Business Day following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 10 (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as SPAC and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

3.2 Company SAFE Conversion. On the Closing Date, prior to the Closing, each Company SAFE that is issued and outstanding immediately prior to the Closing shall be automatically converted into a number of Company Ordinary Shares in accordance with the terms of the Company SAFE, and each Company SAFE shall thereupon be cancelled, extinguished and cease to exist, and each holder of a Company SAFE shall thereafter have no further rights with respect to such Company SAFE, other than with respect to the Company Ordinary Shares into which it has been converted and as expressly provided herein.

3.3 Exchange Pool.

(a) Immediately prior to or at the Closing, SPAC shall deposit, or cause to be deposited, with the Transfer Agent evidence in book-entry form of SPAC Common Shares, representing the number of SPAC Common Shares sufficient to deliver the Closing Consideration (the “Exchange Pool”).

(b) Promptly following the earlier of (i) the date on which the entire Exchange Pool has been disbursed and (ii) the date which is six months after the Closing Date, SPAC shall instruct the Exchange Agent to deliver to SPAC any remaining portion of the Exchange Pool and other documents in its possession relating to the Transactions, and the Exchange Agent’s duties shall terminate. Thereafter, each Holder may look only to SPAC (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of such Holder’s claim for Closing Consideration that such Holder may have the right to receive pursuant to Section 2.2 without any interest thereon.

(c) None of the Company, SPAC or the Exchange Agent shall be liable to any Person for any portion of the Closing Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Closing Consideration that remains undistributed to the Holders as of immediately prior to the date on which the Closing Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of SPAC, free and clear of all claims or interest of any Person previously entitled thereto.

3.4 Allocation Schedule. At least five Business Days prior to the Closing Date, the Company shall deliver to SPAC an allocation schedule (the “Allocation Schedule”) setting forth (i) the number of Company Shares held by each Holder (including the number of Company Ordinary Shares (x) issuable after giving effect to the conversion of the Company SAFEs prior to the Closing and (y) the Company issuable to Roche pursuant to the terms of the Roche License Agreement in connection with the transactions contemplated hereby), (ii) the names of record of each holder of Company Options, the applicable exercise price, the grant date, and the expiration date, and the number of shares of Company Ordinary Shares issuable pursuant to each of the Company Options held by such holder (including, in the case of unvested Company Options, the vesting schedule (including any acceleration provisions), vesting commencement date, and date fully vested), (iii) the Closing Consideration, the Fully-Diluted Shares, the Exchange Ratio and the Company’s calculation of the Adjusted Equity Value, in each case, including reasonable supporting detail therefor, (iv) the portion of the Closing Consideration issuable to each Holder, and (v) a certification, duly executed by an authorized officer of the Company, that (a) the information and calculations delivered pursuant to clauses (i), (ii), (iii) and (iv) is, and will be as of immediately prior to the Closing, true and correct in all respects and in accordance with the last sentence of this Section 3.4. The Company will (x) cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives and within the Company’s or its Representatives’ possession or control in connection with SPAC’s review of the Allocation Schedule and (y) consider in good faith any comments to the Allocation Schedule provided by SPAC or any of its Representatives and incorporate any reasonable comments proposed by SPAC or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) in no event shall the aggregate number of SPAC Common Shares set forth on the Allocation Schedule that are allocated in respect of the Equity Securities of the Company exceed the Closing Consideration, (B) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the organizational documents of the Company, the Company Shareholders’ Agreement any other Contract to which the Company is a party or bound and (C) SPAC and the Exchange Agent will be entitled to rely, without any independent investigation or inquiry, upon the Allocation Schedule for purposes of allocating the consideration to the Holders under this Agreement or under the Exchange Agent Agreement, as applicable.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Except as set forth on the Company Disclosure Schedules, the Company hereby represents and warrants to SPAC, in each case, as of the date of this Agreement and as of the Closing Date, as follows:

4.1 Organization and Qualification. The Company is a company duly organized, validly existing and in good standing under the Laws of England and Wales and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each other Group Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Group Company is duly qualified or licensed and in good standing (to the extent that such concept applies) in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates would not individually or in the aggregate reasonably be expected to be material to the Group Companies, taken as a whole, or the ability of the Company to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or required to be a party or otherwise bound. The Company has provided to SPAC accurate and complete copies of the Organizational Documents of each Group Company, each as amended to date and as currently in effect. No Group Company is in violation of any provision of its Organizational Documents in any material respect.

4.2 Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the Transactions (a) have been duly and validly authorized by the Company Board in accordance with the Company Organizational Documents and any applicable Law, and (b) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, in each case, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Capitalization.

(a) Section 4.3(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, and (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable. The allotted and issued share capital of the Company consists solely of the Company Shares held by the Shareholders, and there are no other issued or outstanding equity interests of the Company. After giving effect to the Share Acquisition (and subject to stamping), SPAC shall own the legal and beneficial title to the issued share capital of the Company free from any Liens other than those imposed under the Company Organizational Documents and applicable securities Laws. All of the Company Shares have been duly authorized and validly issued, fully paid or credited as fully paid and are not in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of the UK Companies Act, any other applicable Law, the Company Organizational Documents or any Contract to which the Company is a party or by which the Company or its securities are bound.

(b) No Group Company currently has, and no Group Company has had any stock option or other equity incentive plans and there are no Company Equity Awards outstanding. Except for the Company SAFEs or as set forth on Section 4.3(b) of the Company Disclosure Schedules, there are no Company Convertible Securities or pre-emptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the knowledge of the Company, any of the Shareholders or any of their respective Affiliates are a party or bound relating to any equity securities of the Company, whether or not outstanding. Except as set forth on Section 4.3(b) of the Company Disclosure Schedules, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Section 4.3(b) of the Company Disclosure Schedules, there are no voting trusts, proxies, shareholder agreements or any other written agreements or understandings with respect to the voting or transfer of any Company Shares. Except as set forth in the Company Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has the Company granted any registration rights to any Person with respect to its equity securities. All of the issued and outstanding securities of the Company have been granted, offered, sold and issued in compliance with all applicable Laws. As a result of the consummation of the Transactions, except as set forth on Section 4.3(b) of the Company Disclosure Schedules, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) The Company SAFE(s) have been duly authorized and have or will be validly issued by the Company in accordance with applicable Law and the Company Organizational Documents and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms. No consent, approval or authorization of, or filing with, any Person is required in connection with the issuance of the Company SAFEs or the conversion thereof into Company Ordinary Shares as of immediately prior to Closing, other than such consents that have been obtained as of the date hereof.

(d) The Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company (other than equity interests of any Company Service Provider that is repurchased pursuant to the terms of any employment agreement or Company Plan), and the Company Board has not authorized any of the foregoing.

(e) Section 4.3(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the creditor thereof.

(f) Section 4.3(f) of the Company Disclosure Schedules sets forth a list of any Change of Control Payments of the Group Companies and the Company does not owe to Roche any Transaction Payments as defined in the Roche License Agreement.

4.4 Company Subsidiaries. The Company does not have, and has never had, any Subsidiaries. (i) No Group Company owns or has any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person; (ii) no Group Company is a participant in any joint venture, partnership or similar arrangement; and (iii) there are no outstanding contractual obligations of a Group Company to provide funds to or make any loan or capital contribution to any other Person.

4.5 Non-Contravention.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, or (ii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) None of the execution or delivery by the Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Company Organizational Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which any Group Company is a party or (B) any material Permits, (iii) violate, or constitute a breach under, any material Order or applicable Law to which any Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

4.6 Financial Statements.

(a) True and correct copies of the Management Accounts have been made available to SPAC. As used herein, the term “Management Accounts” means the unaudited quarterly management accounts of the Company for the period beginning on December 31, 2025 and ending on March 31, 2026, comprising at least a profit and loss account and balance sheet (and, where available, cash flow statement), together with any related schedules and management reports customarily provided to the Company Board.

(b) The Management Accounts were prepared from the books and records of the Company as of the times and for the periods referred to therein. The profit and loss accounts included in the Management Accounts fairly present in all material respects the results of operations of the Company for the periods presented; provided, however, that the Management Accounts are subject to normal year-end audit adjustments and as may be indicated in the notes thereto.

(c) The Required Company Financial Statements shall (i) be prepared from the books and records of the Company or the Group Companies as of the times and for the periods referred to therein, (ii) be prepared in accordance with GAAP, consistently applied throughout and among the periods involved, and (iii) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of the operations and cash flows of the Company for the periods indicated.

(d) Each Group Company maintains books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that are in accordance with applicable Law and provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of such Group Company and to maintain accountability for such Group Company’s assets, (iii) access to such Group Company’s assets is permitted only in accordance with management’s authorization, and (iv) adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a timely basis. All of the financial books and records of the Group Companies are complete and accurate in all material respects and have been maintained in the ordinary course of business, consistent with past practice and in accordance with applicable Laws. No Group Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Group Company. Since the incorporation of the Company, no Group Company (or, to the knowledge of the Company, any of its Representatives acting on behalf of the Company) in each case, has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Group Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Group Company has engaged in questionable accounting or auditing practices.

(e) Except as set forth on Section 4.6(e) of the Company Disclosure Schedules, no Group Company is subject to any material Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those (i) that will be reflected or reserved on or provided for in the balance sheet contained in the Required Company Financial Statements, (ii) that are not material and were incurred after March 31, 2026 in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law), or (iii) arising under this Agreement or the other Ancillary Documents and/or the performance by the Group Companies of their respective obligations hereunder and thereunder.

4.7 Absence of Certain Changes. Except as set forth on Section 4.7 of the Company Disclosure Schedules or for actions expressly contemplated by this Agreement, each Group Company, since September 16, 2024, (a) has conducted its business only in the ordinary course of business consistent with past practice, (b) has not been subject to a Company Material Adverse Effect; and (c) has not taken any action or committed or agreed to take any action that would be prohibited by 7.1(b)(i), 7.1(b)(iv), 7.1(b)(ix), 7.1(b)(xii) or 7.1(b)(xv) if such action were taken during the Interim Period without the consent of SPAC.

4.8 Compliance with Laws. Except as set forth on Section 4.8 of the Company Disclosure Schedules and where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, or the ability of the Company to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or required to be a party or otherwise bound, each Group Company is and, since the incorporation of the Company has been, in compliance with, and not in conflict, default or violation of, any applicable Laws, and no Group Company has received, since the incorporation of the Company, any written or, to the knowledge of the Company, oral notice of any conflict or non-compliance with, or default or violation of, any applicable Laws by which it is or was bound, in each case, that would be material to the Group Companies, taken as a whole.

4.9 Regulatory Compliance.

(a) Section 4.9(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a complete and correct list of all material Regulatory Permits held by the Group Companies that are necessary for the Group Companies to conduct the Business as currently conducted. The Group Companies and the Company Products are, and since the incorporation of the Company have been, in compliance in all material respects with all Regulatory Permits, and to the knowledge of the Company, no event or circumstance has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of a Group Company to be in compliance in all material respects with the terms of any such Regulatory Permit. To the knowledge of the Company, (i) no Governmental Authority is considering limiting, suspending or revoking any Regulatory Permit and (ii) each third party that is a manufacturer, contractor, service provider or agent for the Group Companies is in compliance in all material respects with all Regulatory Permits required by applicable Healthcare Laws insofar as they reasonably pertain to the Company Products.

(b) Except as set forth in Section 4.9(b) on the Company Disclosure Schedules, the Group Companies are, and since the incorporation of the Company has been, in material compliance with all Healthcare Laws. As of the date of this Agreement, there is, and there has been, no material Proceeding against any Group Company related to compliance with Healthcare Laws, and to the knowledge of the Company, no such Proceedings are threatened in writing. To the Company’s knowledge, the Group Companies do not have any Liability for failure to comply with any Healthcare Laws.

(c) All Company Products are being developed, tested, investigated, manufactured, prepared, packaged, labeled, distributed and otherwise Exploited in compliance in all material respects with all applicable Healthcare Laws.

(d) All of the studies, tests, pre-clinical and clinical trials of any Company Product conducted by or on behalf of the Group Companies are being and have been conducted in all material respects in accordance with all applicable clinical trial protocols, informed consents and applicable Healthcare Laws, including requirements and Laws of the FDA, the EMA, the MHRA and any comparable Governmental Authority. The Company is not subject to any enforcement, regulatory or administrative proceedings regarding alleged non-compliance with any Healthcare Laws and, to the Company’s knowledge, no such material enforcement, regulatory or administrative proceeding has been threatened in writing.

(e) To the knowledge of the Company, as of the date of this Agreement and since the incorporation of the Company, no Group Company, nor any clinical trial site conducting a clinical trial sponsored by any Group Company, has undergone any Governmental Authority inspection or investigation related to any Company Product or any clinical trial sponsored by any Group Company. Except as disclosed in Section 4.9(e) of the Company Disclosure Schedules, neither the FDA, the EMA, the MHRA or any other Governmental Authority, nor any institutional review board or ethics committee, has sent any written notices or other written correspondence with respect to any proposed, ongoing or completed studies, tests, pre-

clinical or clinical trials of any Company Product sponsored or conducted or being sponsored or conducted by or on behalf of any Group Company, placing a “clinical hold” or requiring the termination, suspension, investigation or material adverse modification of such studies, tests or trials and, to the knowledge of Company, there are no pending actions by any Governmental Authority under any Healthcare Laws against or affecting any Group Company or with respect to any Company Product.

(f) Since the incorporation of the Company, the Group Companies have not distributed any Company Products that were upon their shipment by any Group Company adulterated or misbranded in violation of 21 U.S.C. § 331 or any other Governmental Authority’s jurisdiction. No Company Products have been seized, withdrawn, recalled, detained or subject to a suspension (other than in the ordinary course of business) of research, manufacturing or distribution, and, to the knowledge of the Company, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, or detention, or public health notification or safety alert relating to any Company Product or (ii) a termination or suspension of research, clinical investigation, manufacturing or distributing of any Company Product, in either case, except as would not have a Company Material Adverse Effect. As of the date of this Agreement, there are no Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Company Product or, to the Company’s knowledge, threatened in writing against the Group Companies, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(g) Neither the Group Companies nor any of its directors, managers, officers, nor to the knowledge of the Company, individual independent contractors, including clinical trial investigators, coordinators, or monitors (i) have been excluded or debarred from any federal or applicable foreign healthcare program (including Medicare or Medicaid) and/or any other healthcare program or reimbursement agreement or (ii) have received notice from the FDA, the EMA, the MHRA, any other Governmental Authority and/or any health insurance institution with respect to debarment, disqualification or restriction. None of the Group Companies nor any of their officers, directors or managers, nor to the knowledge of the Company, agents or contractors, have been convicted of any crime or engaged in any conduct for which (A) debarment is mandated or permitted by 21 U.S.C. § 335a or any analogous Law or (B) such Person could be excluded from participating in any federal or applicable foreign healthcare program under Section 1128 of the Social Security Act or any similar Law. No officer and, to the knowledge of the Company, no other employee or agent of any Group Company has (x) made any untrue statement of material fact or fraudulent statement to the FDA, the EMA, the MHRA or any other Governmental Authority; (y) failed to disclose a material fact required to be disclosed to the FDA, the EMA, the MHRA or any other Governmental Authority; or (z) committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for the FDA, the EMA, the MHRA or any other Governmental Authority to refuse to grant a Regulatory Permit for any Company Product.

(h) There have been no Proceedings or Orders since the incorporation of the Company, and no such Proceedings are pending or, to the Company’s knowledge, threatened in writing against any Group Company, related to compliance with Healthcare Laws, product liability for the Company Products or the Group Company’s services.

(i) Since the incorporation of the Company, no Group Company nor any of its respective officers, directors, managers, nor to the knowledge of the Company agents or contractors has made an untrue statement of material fact or fraudulent statement to any Governmental Authority with respect to any Company Product, or failed to disclose a material fact required under applicable Healthcare Laws to be disclosed to any Governmental Authority with respect to any Company Product, or committed any other act, made any statement or failed to make any statement that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or any other Governmental Authority to invoke any equivalent policy. No Group Company is the subject of any pending or, to the knowledge of Company, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by any other Governmental Authority pursuant to equivalent laws.

4.10 Litigation. Except as described on Section 4.10 of the Company Disclosure Schedules, as of the date of this Agreement, there is no (a) Action of any nature currently pending or, to the knowledge of the Company, threatened (and no such Action has been brought or, to the Company’s knowledge, threatened ), or (b) Order now pending or outstanding or that was rendered by a Governmental Authority, in either case as described in clauses (a) or (b) by or against any Group Company, its current or, to the knowledge of the Company, former directors, officers or equity holders in their capacity as such, its business, equity securities or assets, in each case, except as would not reasonably be expected to have a Material Adverse Effect on the Group Companies. The items listed on Section 4.10 of the Company Disclosure Schedules, if finally determined adverse to the Group Companies, will not be material to the Group Companies, taken as a whole, or the ability of the Company to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or required to be a party or otherwise bound. None of the current or, to the knowledge of the Company, former officers, senior management or directors of any Group Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud as it relates to the business of any Group Company, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, or the ability of the Company to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or required to be a party or otherwise bound.

4.11 Material Contracts.

(a) Section 4.11(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of, and the Company has made available to SPAC, true, correct and complete copies of, each Contract to which (x) any Group Company is a party or by which any Group Company is bound or (y) any Affiliate of a Group Company is a party and that is related to the Business, in each case, as of the date hereof (each Contract required to be set forth on Section 4.11(a) of the Company Disclosure Schedules, a “Material Contract”) that is:

(i) any Contract relating to Indebtedness for borrowed money of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;

(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company;

(iv) any joint venture, profit-sharing, partnership, collaboration, co-promotion, consortium, commercialization or research or development Contract, or other similar Contract, or other Contract with respect to material Company Intellectual Property or related to the Product (other than Off-the-Shelf Software and non-exclusive licenses incidental to the provision or receipt of services in the ordinary course of business);

(v) (A) any In-bound License, including the Roche License Agreement, and (B) any Out-bound License;

(vi) any Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property used in or related to the Product at or after the Closing (other than non-exclusive licenses incidental to the provision or receipt of services in the ordinary course of business);

(vii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit the operations of SPAC or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation,” “best pricing” or similar provisions, obligations or restrictions, including any Contract under which the Company is required to deal exclusively with, or grant exclusive rights or rights of first refusal to, any customer, vendor, supplier, distributor, contractor or other Person, (C) includes any minimum purchase condition or like requirement, or (D) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer, in each case, in any material respect or that would so limit or purports to limit SPAC or any of its Affiliates after the Closing;

(viii) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of $1,000,000 annually;

(ix) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company;

(x) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(xi) any Contract with any Person (A) pursuant to which any Group Company (or SPAC or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or Company Owned IP (other than non-exclusive licenses incidental to the provision or receipt of services in the ordinary course of business);

(xii) any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company, or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xiii) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiv) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Authority or (C) that imposes any material, non-monetary obligations on any Group Company (or SPAC or any of its Affiliates after the Closing);

(xv) any Contract that (A) is incapable of termination by the Company in accordance with its terms on 12 months’ notice or less or (B) is of a long-term nature (such that it is unlikely to have been fully performed, in accordance with its terms, more than 12 months after the date on which it was entered into); and

(xvi) any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $1,000,000 or (B) aggregate payments to or from any Group Company in excess of $1,000,000 and, in each case, that is not terminable by the applicable Group Company without penalty upon less than 30 days’ prior written notice.

(b) As of the date hereof, (i) each Material Contract is valid and binding on the Company or applicable Affiliate and, to the knowledge of the Company, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against the Company or such Affiliate and, to the Company’s knowledge, the counterparties thereto; (ii) none of the Company or applicable Affiliate or, to the knowledge of the Company, the counterparties thereto are in material breach of, or default under, any Material Contract; and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the Company or applicable Affiliate or, to the Company’s knowledge, the counterparties thereto. The Company has made available to SPAC true and complete copies of all Material Contracts in effect as of the date hereof.

(c) Without limiting the foregoing, as of the date of this Agreement: (i) the Roche License Agreement is in full force and effect; (ii) the Company is not in material breach of, or material default under, the Roche License Agreement, and, to the knowledge of the Company, no event has occurred that (with or without due notice or lapse of time or both) would constitute a material breach or default thereunder by the Company or give Roche the right to terminate, cancel, modify, suspend or accelerate any material right or obligation under the Roche License Agreement; and (iii) except for any Required Third Party Consent to be obtained pursuant to Section 7.4 in connection with the Transactions, no consent, approval or notification is required to be obtained from or provided to Roche in connection with this Agreement, the Ancillary Documents or the consummation of the Transactions.

4.12 Intellectual Property.

(a) Section 4.12(a)(i) of the Company Disclosure Schedules sets forth, as of the date hereof, a complete and accurate list and details of all registered and applied-for Intellectual Property owned or purported to be owned by a Group Company (“Company Registered IP”). Except as set forth on Section 4.12(a)(ii) of the Company Disclosure Schedules, the Group Companies exclusively own all Company Registered IP and all other Company Owned IP, free and clear of all Liens (other than Permitted Liens). All Company Registered IP is subsisting and, to the knowledge of the Company, all Company Registered IP (excluding applications for registration) are valid and enforceable. Except as set forth on Section 4.12(a)(iii) of the Company Disclosure Schedules, to the knowledge of the Company, no loss or expiration of any Company Registered IP or any other Company Owned IP is threatened or pending, except for any such Intellectual Property expiring at the end of its statutory term, and not as a result of any act or omission by any Group Company.

(b) The Group Companies either own, or have valid licenses or rights to use, all Intellectual Property required to carry on the Business as currently conducted and no Shareholder (including the Key Shareholder) or Affiliate of any Group Company owns, controls or otherwise possesses any Intellectual Property that is necessary for the Business as currently conducted; provided, that, the foregoing shall not be interpreted as a representation or warranty regarding the Infringement of Intellectual Property of a third party.

(c) The Company Owned IP, together with the Material Inbound Licenses, constitute all Intellectual Property necessary to operate the Business as currently conducted; provided, that, the foregoing shall not be interpreted as a representation and warranty regarding the Infringement of Intellectual Property of a third party. Each Group Company (i) has performed in all respects obligations imposed on it in the Company IP Licenses, (ii) has made all payments required to be paid by it under the applicable Company IP Licenses to date, and (iii) such Group Company is not in material breach or material default of any applicable Company IP License. None of the Group Companies has granted any exclusive license of Company Owned IP to any Person and the Company has not received written notice of any disputes under any Material Inbound License in the past two years. For the avoidance of doubt, the Material Inbound Licenses include the Roche License Agreement and all rights granted to the Company thereunder, and no Affiliate of any Group Company holds any concurrent or shared interest in the Roche License Agreement that would diminish or qualify the Group Companies’ (or SPAC’s after the Closing) rights thereunder.

(d) Except as set forth on Section 4.12(d) of the Company Disclosure Schedules, as at the date of this Agreement, no Action is pending or, to the Company’s knowledge, threatened in writing against a Group Company, that challenges the validity, enforceability or ownership of, or the Group Companies’ right to use, sell, exploit, license or sublicense, any Company Owned IP. During the past two years prior to the date of this Agreement, no Group Company has received any written, or to the knowledge of the Company, oral, notice or claim: (i) asserting that the Business activities of any Group Company have Infringed or are Infringing the Intellectual Property of any other Person; or (ii) claiming or demanding a right to be indemnified, defended, held harmless, or reimbursed by any Group Company with respect to any Infringement claim or Action. To the knowledge of the Company, no Company Product is currently Infringing, or has, in the past two years, Infringed any valid Intellectual Property of any other Person. There are no subsisting Orders to which any Group Company is a party that (A) restrict the rights of a Group Company to use, transfer, license or enforce any Company Owned IP in any material respect, (B) restrict the conduct of the Business of a Group Company in any material respect to accommodate a third party’s Intellectual Property, or (C) grant any third party any ownership or exclusive rights with respect to any Company Owned IP. To the Company’s knowledge, no third party is Infringing any Company Owned IP. During the past two years, no Group Company has notified any third party or otherwise alleged, in writing, that a third party is Infringing any Company Owned IP.

(e) All current and former founders, employees, consultants, independent contractors and services providers (including those engaged via a third party such as an employer of record) who created any material Intellectual Property in the course of their work or services for any Group Company (each, a “Contributor”) have executed a valid written agreement that assigned to a Group Company the Contributor’s right, title and interest in such Intellectual Property, and all such Intellectual Property constitutes Company Owned IP. To the knowledge of the Company, no Contributors have claimed any ownership interest in any Company Owned IP since the incorporation of the Company.

(f) Each Group Company has taken commercially reasonable steps designed to protect and maintain the secrecy and confidentiality of all material Trade Secrets included in the Company Owned IP or owned by any third party and for which a Group Company has a written confidentiality obligation. To the knowledge of the Company, such Trade Secrets have not been subject to unauthorized access by a third party.

(g) No funding, facilities or personnel of any Governmental Authority, university or research center were used, directly or indirectly, to develop, create or reduce to practice any Company Owned IP and no Governmental Authority, university, college or other educational institution, multi-national, bi-national or international organization, or research center has any ownership interest in or exclusive license to, or has the right to obtain any ownership interest in or exclusive license to (including no assignment, grant-back, license, march-in or other rights to), any Company Owned IP.

(h) The consummation of the Transactions will not, under any of the terms, conditions, or provisions of any Material Contract, (i) result in the creation of any Lien (other than a Permitted Lien) upon or, to the knowledge of the Company, give rise to any obligation on a Group Company to obtain any third party Consent or provide any notice to any Person with respect to any Company Owned IP or any other Intellectual Property used in and material to the Business by the Group Companies as currently conducted or (ii) trigger the release of, or create any obligation to release, source code for any Company Software.

(i) To the knowledge of the Company (i) no Group Company is in breach of any terms or conditions of any relevant licenses of Open Source Materials incorporated into any Company Products; and (ii) no Group Company has received any written claim from a third party, or has knowledge of any claim by a third party, that any Company Products incorporates, is integrated with, or, links to any Open Source Materials in such a manner that requires the Group Company to distribute any proprietary source code for such Company Product under the terms of a license to such Open Source Materials and, to the knowledge of the Company, there would be no reasonable basis for such a claim to be made by a third party.

(j) No source code for any material Company Software has been (or is required to be) delivered, licensed or made available to any escrow agent or other Person who is not an employee, contractor, consultant, agent or sub-contractor performing services solely for the benefit of a Group Company, and who is not subject to enforceable confidentiality obligations, in each case of the foregoing, by a Group Company.

(k) No Group Company has used, researched, developed or produced since the incorporation of the Company, nor is currently using, researching, developing or producing artificial intelligence (a) as a component of or in the development, deployment or provision of any of the Group Companies’ products or services, (b) for decisions concerning the profiling of a person, or (c) for any of the following purposes: (i) the identification or tracking of objects, people or events, (ii) advanced robotics; (iii) cyber security, or (iv) any other high risk purposes.

(l) No Affiliate of the Company (other than a Group Company) holds any right, title or interest in or to any Intellectual Property, Regulatory Approval or IND Application that is necessary for the Exploitation of the Product or the operation of the Business, other than as set forth on Section 4.12(l) of the Company Disclosure Schedules.

(m) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 4.12 are the only representations and warranties being made by the Company in this Agreement relating to the Infringement of Intellectual Property.

4.13 IT Systems.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, the IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Business as currently conducted. None of the Group Companies has experienced, since the incorporation of the Company, any material disruption to, or material interruption in, the conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the IT Systems. Taken as a whole, the Group Companies have implemented and maintained measures to provide for the back-up and recovery of all data and information necessary to the conduct of the Business.

(b) To the Company’s knowledge and except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Company Software or IT Systems contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other malicious Software or device designed or intended to have any of the following functions: (i) disrupting, disabling, harming or otherwise materially impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such Software or device is stored or installed or (ii) damaging or destroying any data or file without the user’s consent.

(c) The Group Companies have taken commercially reasonable steps to maintain business continuity and disaster recovery plans that are designed to ensure that the IT Systems can be replaced, restored or substituted without material disruption to the operations of the Group Companies’ business as currently conducted.

4.14 Tax Matters. Except as set forth on Section 4.14 of the Company Disclosure Schedules:

(a) Each Group Company has or will have timely filed, or caused to be timely filed, income and all other material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects. Each Group Company has timely paid, or caused to be paid, all material Taxes required to be paid, other than such Taxes for which adequate reserves have been established in accordance with applicable accounting standards.

(b) Each Group Company has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by applicable Tax Laws to be withheld by a Group Company have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, officer, independent contractor, shareholder, creditor, or other third party.

(c) There are no material claims, assessments, enquiries, audits, examinations, investigations or other material actions pending or in progress against any Group Company of which any Group Company or the Shareholders has been notified, in respect of any material Tax, and no Group Company has been notified in writing of any material proposed Tax claims, enquiries or assessments against any Group Company. No Group Company has paid any material penalty, fine, surcharge or interest charged by virtue of any applicable Tax Laws.

(d) There are no material Liens with respect to any Taxes upon any Group Company’s assets, other than Permitted Liens. No Group Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes other than resulting from extensions of time to file Tax Returns obtained in the ordinary course of business. There are no outstanding requests by any Group Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due in any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. No written claim has been made by any Governmental Authority which remains outstanding where a Group Company does not file a Tax Return that it is or may be subject to taxation in that jurisdiction with respect to Taxes that would be the subject of such Tax Return.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), written rulings, clearances or similar agreements have been entered into with or issued by any Governmental Authority with respect to a Group Company which agreement, clearance or ruling would be effective after the Closing and could reasonably be expected to have a material effect on the Tax treatment of any Group Company after the Closing.

(f) No Group Company has, or has ever had, a permanent establishment, branch or representative office in any country other than the country of its incorporation or organization. No Group Company conducts or has ever conducted a “United States trade or business” for United States federal income tax purposes.

(g) No Group Company has been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than one where Group Companies are the only members. No Group Company has any material Liability for the Taxes of another Person (other than another Group Company) (i) under Treasury Regulation Section 1.1502-6 or any analogous or similar provision of state, local or non-U.S. Law or (ii) as a transferee or successor or by contract (other than those entered into in the ordinary course of business the principal purpose of which is not Tax), and no Group Company is a party to or bound by any other Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement with respect to Taxes (including closing agreement or other similar agreement relating to Taxes with any Governmental Authority).

(h) Each Group Company is, where it ought to have been so registered, a duly registered taxable person (on a standalone basis and not as a member of a VAT group) for the purposes of value added tax (or other equivalent sales or similar Tax in any jurisdiction). Section 4.14 of the Company Disclosure Schedules contains details of the basis on which the supplies of each Group Company are classified for the purposes of value added tax (or other equivalent sales or similar Tax in any jurisdiction). No Group Company is, or has been, wholly or partly exempt for VAT purposes.

(i) All documents to which a Group Company is a party and which are required to: (i) establish the title of any Group Company to any material asset; or (ii) enforce any rights of any Group Company, and in respect of which any stamp duty, registration, transfer or other similar tax is payable (whether as a condition to the validity, registrability or otherwise), have been duly stamped or such stamp, registration, transfer or similar tax has been paid in respect of such documents.

(j) No Group Company has been a party to, since the incorporation of the Company, any transaction that was intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code).

(k) As of the date hereof, no Group Company is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(l) No Group Company has been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. No Group Company has been a party to any scheme, transaction or arrangement within the scope of Directive 2011/16/EU (as amended by Directive (EU) 2018/822) (“DAC6”) or the OECD Mandatory Disclosure Rules (“MDR”) that has been, or is required to be, disclosed under any Law implementing DAC6 or MDR.

(m) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing, (ii) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax law) executed prior to the Closing or (iv) any prepaid amount or deferred revenue received or accrued (other than in the ordinary course of business consistent with past practice) on or prior to the Closing.

(n) Neither the allotment nor the issuance of any Company Series A Shares has resulted in, nor will the signing of this Agreement or the Share Acquisition result in, any income, profit or gain accruing or being deemed to accrue to any Group Company for Tax purposes, including for the purposes of section 179 of the U.K. Taxation Chargeable Gains Act 1992 or section 780 of the U.K. Corporation Tax Act 2009. No liability to Tax has arisen or will arise to any Group Company as a result of or in connection with the Pre-Closing Reorganization.

(o) No individual who is, or has previously been, engaged by any Group Company as a consultant, contractor, or freelancer (or who otherwise provides or has provided services to a Group Company), whether directly or through a personal services company or other intermediary, or who provides or has previously provided services to a Group Company through an employment agency or business: (i) has been or should have been engaged or treated (including for Tax purposes) as an employee or worker of a Group Company and no such individual nor any Tax Authority has brought or intimated any claim or action against a Group Company on this basis and nor is any such claim pending, anticipated, or threatened; or (ii) has been engaged in circumstances falling within Chapter 8 or Chapter 10, Part 2 of ITEPA (or any analogous or similar provision of non-U.K. Law) such that a Group Company has been, may be, or could become liable to account for income tax or to collect or account for any National Insurance contributions (or other payroll or social security Taxes) in respect of such individual.

(p) No person has acquired a right to acquire shares or securities, or has acquired any shares or securities, which in either case may give rise to a liability in respect of income tax or U.K. National Insurance contributions (or other payroll or social security Taxes) on a Group Company upon the exercise or disposal of that right or upon the acquisition or disposal of those shares or securities.

(q) No Group Company has ever made any claim for relief for expenditure on research and development under any tax credit, payment, grant or other regime in any jurisdiction, including pursuant to the provisions of Part 13 of the U.K. Corporation Tax Act 2009.

(r) No payments or loans have been made to, no assets have been made available or transferred to, and no assets have been earmarked for the benefit of, any employee or former employee (or any person connected with such employee or former employee) of any Group Company by any employee benefit trust or other third party, falling within the provisions of Part 7A of ITEPA (or any similar law in any other jurisdiction), and there is no trust or arrangement in existence that is capable of conferring any such benefit. All transactions or arrangements made or entered into by any Group Company have been made on arm’s length terms. No Group Company is or has been involved in any correspondence, enquiry or dispute or received any notice in any jurisdiction concerning the adjustment of profits of associated enterprises for Tax purposes.

(s) No Group Company is, or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code. No Group Company has made an election under Section 897(i) of the Code. No Group Company holds any United States real property interests within the meaning of Section 897(c) of the Code.

(t) Neither the Group Companies nor the Shareholders has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the consummation of the Domestication, Sponsor Share Conversion, or the Share Acquisition from qualifying for the Intended Tax Treatment. To the knowledge of Group Companies and the Shareholders, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by SPAC or any of its respective Affiliates, in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Domestication, the Sponsor Share Conversion, or the Share Acquisition from qualifying for the Intended Tax Treatment.

4.15 Real PropertySection 4.15 of the Company Disclosure Schedules contains a complete and accurate list of all premises currently leased or subleased by a Group Company for the operation of the business of a Group Company (the “Properties”), and of all current leases, lease guarantees, agreements and material documents related thereto as of the date of this Agreement, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to SPAC a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable against the Group Company party thereto and, to the knowledge of the Company, each other party thereto, in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). To the knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Group Company or any other party under any of the Company Real Property Leases, and no Group Company has received written notice of any such condition. No Group Company owns or has ever owned any real property or any interest in real property (other than leasehold interests in the Company Real Property Leases). Each Group Company has actual and exclusive occupation, and is entitled to such exclusive possession of each Property under the Company Real Property Leases free from any restriction or covenant which materially adversely affects the use of the Properties.

4.16 Personal Property. Except as set forth in Section 4.16 of the Company Disclosure Schedules, all items of Personal Property with a book value or fair market value of greater than $1,000,000 are in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items), and are suitable in all material respects for their intended use in the Business. The operation of each Group Company’s business as it is now conducted or presently proposed to be conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than a Group Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a Group Company.

4.17 Title to and Sufficiency of Assets.

(a) Each Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets that are material to the Business, free and clear of all Liens other than (i) Permitted Liens and (ii) Liens set forth on Section 4.17 of the Company Disclosure Schedules.

(b) The assets (including contractual rights and Intellectual Property) of the Group Companies, constitute all of the material assets, rights and properties that are used or held for use in, or are otherwise necessary for, the Exploitation of the Product and the operation of the Business as currently conducted and as contemplated to be conducted. The assets of the Group Companies are adequate and sufficient in all material respects for the Exploitation of the Product and the operation of the Business as currently conducted and as contemplated to be conducted. The Group Companies own, or have valid and exclusive licenses or other rights to use, all assets, rights and properties (including all Intellectual Property, Regulatory Approvals, clinical data and clinical trial agreements) that are necessary to Exploit the Product and to operate the Business as currently conducted and as contemplated to be conducted, in each case free and clear of all Liens other than Permitted Liens. The foregoing shall not be interpreted as a representation or warranty regarding the Infringement of Intellectual Property of a third party.

(c) No material asset, right or property that is used in or necessary for the Exploitation of the Product or the operation of the Business (including any right, title or interest in or to any (i) Intellectual Property relating to the Product (other than any Licensed Intellectual Property), (ii) Regulatory Approvals, IND Applications, or marketing authorization applications relating to the Product, (iii) clinical data, study reports, regulatory correspondence or pharmacovigilance data relating to the Product, (iv) clinical trial agreements, CRO agreements or manufacturing or supply agreements relating to the Product, or (v) rights under the Roche License Agreement, but excluding, for clarity, any Intellectual Property in-licensed under the Roche License Agreement) are held by, or registered or recorded in the name of, any Person other than a Group Company, including the Key Shareholder or any Affiliate thereof.

4.18 Employee Matters.

(a) The Company has no, and has never had any, Employees.

(b) Each EOR Employee is engaged exclusively in the Business. No other Person other than the EOR Employees are (or have been) engaged to provide services to the Business in the six months preceding the date of this Agreement (other than the employees who are subject to Section 7.1(b)(ix) of the Company Disclosure Schedules).

(c) Each employer of record or professional employer organization who provides the services of the EOR Employees, has to the Company’s knowledge, at all times during such engagement possessed all licenses, registrations, approvals and/or authorizations required under applicable Laws in order to employ and make available to the Company each EOR Employee.

(d) No Group Company is a party to, or bound by, any labor agreement, collective bargaining agreement or other labor-related Contract, agreement or arrangement with any labor union, labor organization, staff association, works council, group of employees or other representative of any of the Employees, Consultants or EOR Employees of any Group Company, nor to the Knowledge of the Group Company have any of the Employees engaged in union organizing activity.

(e) Section 4.18(e) of the Company Disclosure Schedules sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or threatened between any Group Company and Employees, EOR Employees, Consultants or any Person providing services to a Group Company.

(f) No current officer or director of a Group Company has provided any Group Company written notice of his or her plan to terminate his or her employment with or engagement by any Group Company.

(g) Except as set forth in Section 4.18(g) of the Company Disclosure Schedules, each Group Company (i) is and has been in material compliance in all respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written notice that there is any pending Action involving unfair labor practices against a Group Company, (ii) is not delinquent in payments to any current or former Employees, EOR Employees, Consultants or individual independent contractors for any services or amounts required to be reimbursed or otherwise paid, except for any arrearages occurring in the ordinary course of business, (iii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iv) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees, EOR Employees, independent contractors or Consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no material Actions pending or, to the Knowledge of the Company, threatened against a Group Company brought by or on behalf of any applicant for employment, any current or former Employee, EOR Employee or Consultant, any Person alleging to be a current or former Employee, EOR Employee or Consultant, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or consultancy relationship.

(h) To the Company’s knowledge, there have been no allegations, complaints, investigations or settlement agreements relating to sexual harassment or misconduct brought by, against, or relating to, any current or former officer, Employee, EOR Employee, worker, shareholder, agent, volunteer, director, Consultant or independent contractor of any Group Company.

(i) Each Consultant who is currently providing services to any Group Company, or who previously provided services to any Group Company, as an independent contractor or consultant (either in their individual capacity or via a third-party intermediary) is or was properly classified and properly treated as an independent contractor or consultant by such Group Company for all purposes. Each Consultant who is currently providing services to any Group Company through a third party service provider, or who previously provided services to any Group Company through a third party service provider, is not or was not an employee or worker of any Group Company. No Group Company has a single employer, joint employer, alter ego or similar relationship with any other company.

(j) Section 4.18(j) of the Company Disclosure Schedules contains a list of all service providers currently engaged in connection with the Business (including without limitation, all Employees, EOR Employees and Consultants), along with their position, the entity engaging such service provider, date of employment and/or engagement, notice period to terminate the employment and/or engagement and rate of remuneration. Each such service provider is a party to a written contract and has entered into customary covenants regarding confidentiality and assignment of intellectual property in such service provider’s Contract. For the purposes of applicable Law, all Consultants and independent contractors who are currently, or since the incorporation of the Company have been, engaged in connection with the Business are bona fide self-employed independent contractors and not employees of any Group Company. Each Consultant’s and independent contractor’s engagement is terminable without any obligation to pay severance or a termination fee.

(k) The Company has never been party to a Relevant Transfer and the Transactions contemplated by this Agreement shall not result in a Relevant Transfer for any purpose.

(l) As of immediately prior to the Closing Date, no Company Service Provider holds any outstanding rights of any kind to receive any Equity Security pursuant to the Oak Hill Bio Ltd Omnibus Share Option Plan or otherwise in respect of the Key Shareholder or any of its Affiliates.

4.19 Benefit Plans.

(a) Section 4.19(a) of the Company Disclosure Schedules sets forth a true, accurate and complete list of each Benefit Plan and separately identifies (i) each that is a Company Benefit Plan and the national jurisdiction where the Benefit Plan is maintained. Except as set forth on Section 4.19(a) of the Company Disclosure Schedules, no Group Company maintains or contributes to (or has an obligation to contribute to) or has or could have any liability to a defined benefit pension plan or any arrangement that provides welfare benefits beyond a termination of service other than as required by Section 4980B of the Code or similar Law. No Company Benefit Plan is a defined benefit pension plan.

(b) With respect to each Benefit Plan, the Company has made available to SPAC accurate and complete copies of the current plan documents and, as applicable, the instruments establishing any funding vehicle and three most recent financial statements thereof, the three most recently prepared actuarial reports and all material communications in the past three years with any Governmental Authority concerning any matter that is still pending or for which a Group Company could have any Liability.

(c) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing in all material respects with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty that would result in material Liability to any Group Company has occurred; (iii) no Action that would result in a material Liability to the Group Companies is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Benefit Plan have been timely made. No Group Company has incurred any material obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan.

(d) Neither the execution, delivery or performance of this Agreement, nor the consummation of the Transactions will, individually or in combination with the occurrence of any other event (whether contingent or otherwise), (i) result in any payment or benefit (including severance, change of control payment, golden parachute, bonus, or otherwise) becoming due or payable, or required to be provided, to any current or former Employee, EOR Employee, worker, Consultant, independent contractor, advisor, or other individual service provider of any Group Company, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former Employee, EOR Employee, worker, Consultant, independent contractor, advisor, or other individual service provider of any Group Company, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any current or former Employee, EOR Employee, worker, Consultant, independent contractor, advisor, or other individual service provider of any Group Company; (v) terminate the employment or engagement or cause the employment or engagement of any current Employee, EOR Employee, worker, Consultant, independent contractor, advisor, or other individual service provider of any Group Company to be terminated; (vi) permit any current Employee, EOR Employee, worker, Consultant, independent contractor, advisor, or other individual service provider of any Group Company to treat themselves as dismissed or otherwise released from any obligation to any Group Company; (vii) result in the forgiveness in whole or in part of any outstanding loans made by any Group Company; or (viii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(e) Since incorporation, no Group Company has ever contributed towards, nor participated in, any pension scheme, and has no liability in respect of any pension scheme or for any failure to comply with any applicable law in respect of pension obligations.

4.20 Environmental Matters. Except as set forth in Section 4.20 of the Company Disclosure Schedules:

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, each Group Company is in compliance with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required for its business and operations by Environmental Laws, and no Action is pending or, to the knowledge of the Company, threatened to revoke, modify in any material respect, or terminate any such Permit.

(b) To the knowledge of the Company, there is no investigation by any Governmental Authority of the business, operations, or currently owned, operated, or leased property of a Group Company pending or threatened in writing that could reasonably be expected to result in a Group Company incurring material Liabilities arising under or relating to any Environmental Laws or Hazardous Materials, including any obligation to investigate, remediate or monitor any contamination of any kind.

4.21 Transactions with Related Persons. Except as set forth on Section 4.21 of the Company Disclosure Schedules, no Shareholder nor any officer or director of a Group Company or any of their respective Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or since the incorporation of the Company, has been, a party to any transaction with a Group Company (in each case, other than pursuant to a Company Benefit Plan or any Contract with respect to such Person’s status as a holder of equity of any Group Company), including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of the Group Company), (b) providing for the rental of real property or Personal Property from, or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Group Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than two percent of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document. Except as set forth on Section 4.21 of the Company Disclosure Schedules, or as contemplated by or provided for in any Ancillary Document, no Group Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Group Company. Except as set forth on Section 4.21 of the Company Disclosure Schedules, or as contemplated by or provided for in any Ancillary Document, the assets of the Group Companies do not include any material receivable or other material obligation from a Related Person, and the Liabilities of the Group Companies do not include any material payable or other material obligation or commitment to any Related Person.

4.22 Insurance. Section 4.22 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to SPAC. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

4.23 Data Protection and Cybersecurity.

(a) For the purposes of this Section 4.23, the terms “controller,” “data subject,” “personal data,” “personal data breach,” “processor,” “processing” (and its cognates), and “special categories of personal data” shall have the meaning given to them in the UK GDPR.

(b) Each Group Company has since the incorporation of the Company and currently complies in all material respects with all Data Protection Laws. As required to comply in all material respects with Data Protection Laws, each Group Company has (i) implemented and maintains appropriate policies, notices, logs, and procedures in relation to the processing and transfer of personal data and carried out regular staff training, testing, audits or other mechanisms designed to ensure and monitor compliance with such policies and procedures to demonstrate compliance, (ii) maintained and keeps up-to-date records of all its personal data processing activities, (iii) issued materially compliant processing notices to the relevant data subjects, (iv) obtained all appropriate consents, approvals and/or authorizations to process and transfer such personal data, including in relation to the placement of cookies or similar technologies on the devices of users of each Group Company’s website.

(c) Each Group Company has implemented and maintains reasonable and appropriate technical and organizational measures designed to protect personal data (including with respect to its accuracy, availability, confidentiality, and integrity) and other data relating to the Business against personal data breaches and cybersecurity incidents.

(d) Since the incorporation of the Company, to the Company’s Knowledge, no Group Company has (i) suffered, or has discovered, any personal data breach, security breach, or intrusion into any IT System, (ii) been subject to any actual, pending, or threatened investigations, written notices, or written requests from any Governmental Authority in relation to their data processing or cybersecurity activities, and (iii) received in writing any actual, pending, or threatened claims from individuals alleging any breach of, or exercising their rights under, Data Protection Laws, except where such a claim would not be reasonably likely to be material to the Group Companies, taken as a whole.

(e) In respect of all Personal Information processed by or on behalf of any Group Company, the Company: (i) has made all necessary registrations in accordance with Data Protection Laws; (ii) has complied, and at all relevant times complies, with the Data Protection Laws in all material respects including by (A) making available, or ensuring that a third party has made available, to subjects whose Personal Information the Company processes all privacy notices and other transparency information required for the Company to process that Personal Information, (B) having sufficient rights, and valid and documented lawful bases, where and as required by applicable Data Protection Laws, required for the Company to process Personal Information, (C) having, and keeping evidence of, all consents from subjects required, or relied upon, for the Company to process Personal Information, and (D) having carried out and maintained records of data protection impact assessments required by Data Protection Laws; (iii) complies, and has at all relevant times complied, with its obligations under the Roche License Agreement and the Data Sharing Agreement attached thereto with respect to processing of Personal Information; and (iv) has complied in accordance with Data Protection Laws with all requests from subjects to exercise their rights, and no such requests relating to Personal Information have been received in connection with the Roche License Agreement.

(f) In respect of Shared Data (as defined in the Data Sharing Agreement attached to the Roche License Agreement), the Company has ensured that: (i) all subjects whose Personal Information is comprised therein have been provided with all privacy notices and other transparency information required for the Company to receive such Shared Data and further process such Shared Data in the conduct of the Business; (ii) the Company has established and documented a valid lawful basis (as and where required by applicable Data Protection Laws) for the Company to receive such Shared Data and further process such Shared Data in the conduct of the Business; and (iii) it has, or has valid and enforceable rights under the Roche License Agreement to obtain from Roche, all consents (including documented evidence thereof) from subjects required, or relied upon, for the Company to receive such Shared Data and further process such Shared Data in the conduct of the Business.

4.24 Certain Business Practices.

(a) In the past five years, no Group Company, nor any of their respective directors or employees (or, to the Company’s knowledge, any other Representative) acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment or provided or offered to provide anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 or any other applicable local or foreign anti-corruption or bribery Law, or (iii) made any other unlawful payment. In the past five years, no Group Company, nor any of their respective directors or employees (or, to the Company’s knowledge, any other Representative) acting on their behalf has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Group Company or assist any Group Company in connection with any actual or proposed transaction. No Action involving a Group Company with respect to any of the foregoing is pending or, to the knowledge of the Company, threatened.

(b) Except as set forth on Section 4.24(b) of the Company Disclosure Schedules, the operations of each Group Company are and have been conducted at all times and in all material respects in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority that have jurisdiction over the Group Companies, and no Action involving a Group Company with respect to any of the foregoing is pending or, to the knowledge of the Company, threatened.

(c) No Group Company or any of their respective directors, officers, employees, or, to the knowledge of the Company, any other Representative acting on behalf of a Group Company is currently a Sanctioned Party. No Group Company has, since April 24, 2019, directly or indirectly engaged in any dealings with Sanctioned Parties or otherwise in violation of Sanctions, nor has any Group Company directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Company Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Sanctioned Country or for any Sanctioned Party in violation of Sanctions. No Action involving a Group Company with respect to any of the Sanctions or export control Laws is pending or, to the knowledge of the Company, threatened.

4.25 OISP.

(a) The Company either is (i) not a “person of a country of concern”; or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time (the “Outbound Investment Security Program”).

(b) The Company has no intention of becoming a “person of a country of concern” that engages in any “covered activity.”

(c) The Company is not, and does not intend to become, a person that directly or indirectly holds a board seat or a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any “covered foreign person” as defined in the Outbound Investment Security Program.

4.26 CFIUS. The Company does not (a) produce, design, test, manufacture, fabricate, or develop one or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) own, operate, maintain, manufacture, supply or service “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) maintain or collect, directly or indirectly, “sensitive personal data” of U.S. citizens within the meaning of the DPA.

4.27 Transactions with Affiliates. Section 4.27 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company or the Key Shareholder, on the one hand, and (b) any officer, director, employee, service provider, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Shareholder’s status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are permitted pursuant to Section 7.1. No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of any Group Company, (C) is a supplier, vendor, (D) owes any material amount to, or is owed any material amount by, any Group Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.27 are referred to herein as “Company Related Party Transactions”.

4.28 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.28 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

4.29 Investment Company Act. No Group Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act.

4.30 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing SPAC Holders or at the time of the SPAC Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.31 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, SPAC and (ii) it has been furnished with or given access to such documents and information about SPAC and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 6 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of SPAC, any SPAC Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 6 and in the Ancillary Documents to which it is or will be a party, none of SPAC, any SPAC Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

4.32 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO SPAC OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO SPAC, OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY SPAC OR SPAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY SPAC OR SPAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder, severally and not jointly, on its own behalf and not on behalf of any other Shareholder, represents and warrants to SPAC, in each case, as of the date of this Agreement and as of the Closing Date, as follows:

5.1 Authority.

(a) Such Shareholder has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. If such Shareholder is an entity, the execution, delivery and performance by such Shareholder of this Agreement and each Ancillary Document to which it is or is required to be a party, and the consummation of the Transactions, have been duly and validly authorized by all necessary action on the part of such Shareholder, and no other corporate or similar proceedings on the part of such Shareholder are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which such Shareholder is or is required to be a party shall be when delivered, duly and validly executed and delivered by such Shareholder and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

(b) If such Shareholder is a natural person, such Shareholder has (i) full legal capacity and is not subject to any restriction of rights, (ii) the power and authority to enter into this Agreement and each Ancillary Document to which it is or is required to be a party and to perform its obligations hereunder and thereunder and to consummate the Transactions, and (iii) if and where relevant, no provision of his or her prenuptial agreement or civil partnership (or foreign equivalent) prevents or will prevent him or her, or otherwise restrain his or her capacity, to enter into and deliver this Agreement and the Ancillary Documents to which it is a party and to consummate the Transactions without requiring his or her spouse or partner to execute and deliver this Agreement or any such Ancillary Document.

5.2 Non-Contravention.

(a) The execution, delivery and performance of this Agreement and each Ancillary Document to which such Shareholder is or is required to be a party, and the consummation of the Transactions, do not and will not (i) if such Shareholder is an Entity, result in a violation or breach of any provision of the organizational documents of such Shareholder, (ii) assuming that all consents, approvals and authorizations contemplated by Section 5.2(b) have been obtained and all filings described therein have been made, conflict with, breach or violate any Law applicable to such Shareholder or by which its properties or assets are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with or without due notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, or result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of such Shareholder pursuant to any Contracts to which such Shareholder is a party or by which such Shareholder or any of its properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of such Shareholder to consummate the Transactions.

(b) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of such Shareholder with respect to its execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be a party, or the consummation of the Transactions, except for any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of such Shareholder to perform its obligations under this Agreement or to consummate the Transactions.

5.3 Litigation. As of the date of this Agreement, there is no (a) Action of any nature currently pending or, to the knowledge of such Shareholder, threatened against such Shareholder, or (b) Order now pending or outstanding or that was rendered by a Governmental Authority, in either case by or against such Shareholder, its directors, officers or equity holders in their capacity as such, or relating to the ownership or alleged ownership of any Company Shares held by such Shareholder, or to any right or alleged right of such Shareholder to receive any consideration as a result of or in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of such Shareholder to perform its obligations under this Agreement or to consummate the Transactions.

5.4 Ownership and Title. Such Shareholder: (a) is the sole legal and beneficial owner of the Company Shares set forth opposite the name of such Shareholder in Schedule 1a; (b) has good, valid and marketable title to such Company Shares, free and clear of all Liens (other than restrictions on transfer imposed by the Company Organizational Documents or restrictions on transfer imposed by virtue of applicable securities Laws); (c) is not a party to or bound by any option, warrant, purchase right or other Contract that would require such Shareholder to sell, transfer or otherwise dispose of any Company Shares (other than this Agreement or the Company Organizational Documents to which such Shareholder is a party); (d) is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Company Shares (other than the Company Shareholders’ Agreement); and (e) except for the Company Shares set forth opposite such Shareholder’s name in Schedule 1a, does not own any other Equity Securities of the Company or any right to acquire any Equity Securities of the Company. Upon the Closing, such Shareholder shall deliver and transfer to SPAC good, valid and marketable title to its Company Shares, free and clear of all Liens (other than restrictions on transfer imposed by virtue of applicable securities Laws).

5.5 Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of such Shareholder for which any of the Group Companies or SPAC has any obligation.

5.6 Private Placement.

(a) Such Shareholder (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (b) an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or (c) an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act), (ii) is acquiring the SPAC Common Shares only for its own account and not for the account of others, or if such Shareholder is acquiring the SPAC Common Shares, as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, an institutional accredited investor, or an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act) and such Shareholder has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (iii) is not acquiring the SPAC Common Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act, and (iv) is an “institutional account” as defined by FINRA Rule 4512(c). Shareholder is not an entity formed for the specific purpose of acquiring the SPAC Common Shares unless such newly formed entity is an entity in which all of the equity owners are accredited investors.

(b) Shareholder acknowledges and agrees that (A) the SPAC Common Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, (B) the offer and sale of the SPAC Common Shares have not been registered under the Securities Act and that the SPAC is not required to register the offer and sale of the SPAC Common Shares, and (C) the SPAC Common Shares will be “restricted securities” within the meaning of the Securities Act and may not be offered, resold, transferred, pledged or otherwise disposed of by Shareholder absent an effective registration statement under the Securities Act, except (i) to the SPAC or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and that any certificates or book-entry statements or instruments representing the SPAC Common Shares shall contain the restrictive legend set forth in Section 5.6(h). Shareholder acknowledges and agrees that the SPAC Common Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Shareholder may not be able to readily resell, transfer, offer, pledge or otherwise dispose of the SPAC Common Shares and may be required to bear the financial risk of an investment in the SPAC Common Shares for an indefinite period of time. Shareholder acknowledges and agrees that the SPAC Common Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), absent a change in law, receipt of regulatory no-action relief or an exemption, until at least one year from the Closing Date. Shareholder acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or other disposition of any of the SPAC Common Shares.

(c) Shareholder understands and agrees that Shareholder is acquiring the SPAC Common Shares directly from the SPAC. Shareholder further acknowledges that there have not been, and Shareholder hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Shareholder by the SPAC, any of their respective affiliates or control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the SPAC set forth in this Agreement. In making its decision to acquire the SPAC Common Shares, Shareholder has relied solely upon independent investigation made by Shareholder. Shareholder acknowledges and agrees that Shareholder has received or had access to, and had an adequate opportunity to review, such information as Shareholder deems necessary in order to make an investment decision with respect to the SPAC Common Shares, and made its own assessment and is satisfied concerning the relevant financial, tax, and other economic considerations relevant to Shareholder’s investment in the SPAC Common Shares. Shareholder represents and agrees that Shareholder and Shareholder’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Shareholder and Shareholder’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the SPAC Common Shares. Without limiting the generality of the foregoing, Shareholder acknowledges that it has had an opportunity to review the SPAC SEC Reports.

(d) Shareholder became aware of this offering of the SPAC Common Shares solely by means of direct contact between Shareholder and the SPAC, or their respective representatives or affiliates, and the SPAC Common Shares was offered to Shareholder solely by direct contact between Shareholder and the SPAC, or their respective affiliates. Shareholder did not become aware of this offering of the SPAC Common Shares nor were the SPAC Common Shares offered to Shareholder, by any other means. Shareholder acknowledges that the SPAC represents and warrants that the SPAC Common Shares (i) was not offered by any form of general advertising or, to the Shareholder’s knowledge, general solicitation, including methods described in section 502(c) of Regulation D and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(e) Shareholder acknowledges that it is aware that there are substantial risks incident to the acquisition and ownership of the SPAC Common Shares, including those set forth in the SPAC SEC Reports. Shareholder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the SPAC Common Shares, and Shareholder has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Shareholder has considered necessary to make an informed investment decision. Shareholder is an institutional account as defined in FINRA Rule 4512(c), and/or is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Shareholder has determined based on its own independent review and such professional advice as it deems appropriate that its acquisition of the SPAC Common Shares (A) is fully consistent with its financial needs, objectives and condition, (B) complies and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (C) has been duly authorized and approved by all necessary action and (D) is a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the SPAC Common Shares.

(f) Shareholder acknowledges that Shareholder shall be responsible for any of Shareholder’s tax liabilities that may arise as a result of the transactions contemplated by this Agreement, and that neither the SPAC nor any of their respective agents or affiliates has offered Shareholder any tax advice relating to Shareholder’s investment in the SPAC Common Shares, or made any representations, warranties or guarantees, whether written or oral, regarding the tax consequences of Shareholder’s investment in the SPAC Common Shares.

(g) Shareholder understands and agrees that no federal or state agency, securities commission or similar regulatory authority has passed upon or endorsed the merits of the offering of the SPAC Common Shares or made any findings or determination as to the fairness of this investment.

(h) Shareholder acknowledges and agrees that the certificate or book entry position representing the SPAC Common Shares, will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THIS SECURITY MAY BE OFFERED,

RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.”

5.7 Investigation; No Other Representations.

(a) Such Shareholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, SPAC and (ii) it has been furnished with or given access to such documents and information about SPAC and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, such Shareholder has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 6 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of SPAC, any SPAC Non-Party Affiliate or any other Person, either express or implied, and such Shareholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 6 and in the Ancillary Documents to which it is or will be a party, none of SPAC, any SPAC Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF SPAC

Except (a) as set forth on the SPAC Disclosure Schedules, or (b) except as set forth in any SPAC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), SPAC hereby represents and warrants to the Company, in each case, as of the date of this Agreement and as of the Closing Date, as follows:

6.1 Organization and Qualification. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

6.2 Authority.

(a) SPAC has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the SPAC Shareholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which SPAC is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of SPAC. This Agreement has been and each Ancillary Document to which SPAC is or will be a party will be, upon execution thereof, duly and validly executed and delivered by SPAC and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of SPAC (assuming this Agreement has been and the Ancillary Documents to which SPAC is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against SPAC in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(b) At a meeting duly called and held, prior to the execution of this Agreement, the SPAC Board unanimously and duly adopted resolutions (a) determining that entry into this Agreement and the other Ancillary Documents to which SPAC is party, and the consummation of the transactions contemplated hereby and thereby, including the Transactions, are advisable and fair to, and in the best interest of, SPAC, (b) recommending to the SPAC Board that it approve this Agreement, such other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the Transactions, and (c) resolving to make the SPAC Board Recommendation, which resolutions have not been subsequently withdrawn or modified in a manner adverse to the Company.

6.3 Non-Contravention.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of SPAC with respect to SPAC’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by hereby or thereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) such filings with and approvals of Nasdaq to permit the SPAC Common Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iii) such filings required in connection with the Domestication, (iv) the SPAC Shareholder Approval or (v) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a SPAC Material Adverse Effect.

(b) None of the execution or delivery by SPAC of this Agreement or any Ancillary Document to which it is or will be a party, the performance by SPAC of its obligations hereunder or thereunder or the consummation by SPAC of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the SPAC Organizational Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which SPAC is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any SPAC or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of SPAC, except in the case of any of clauses (ii) through (iv) above, as would not have a SPAC Material Adverse Effect.

6.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 6.4 of the SPAC Disclosure Schedules (which fees shall be the sole responsibility of the SPAC), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of SPAC or any of its Affiliates for which SPAC has any obligation.

6.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of SPAC expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing SPAC Holders or at the time of the SPAC Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 6.5, no representation or warranty is made by SPAC with respect to information or statements made or incorporated by reference in the Registration Statement / Proxy Statement that were not supplied by or on behalf of SPAC for use therein.

6.6 Capitalization.

(a) Section 6.6(a) of the SPAC Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding SPAC Shares prior to the consummation of the Domestication. All outstanding Equity Securities of SPAC (except to the extent such concepts are not applicable under the applicable Law of SPAC’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Domestication have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (x) were not issued in violation of the SPAC Organizational Documents, (y) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the SPAC Organizational Documents) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person and (z) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clause (y) and (x), in all material respects. Except for the SPAC Shares set forth on Section 6.6(a) of the SPAC Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the SPAC Shares as a result of, or to give effect to, the Domestication), immediately prior to Closing and before giving effect to the PIPE Financing and the SPAC Redemption, there shall be no other Equity Securities of SPAC issued and outstanding.

(b) Immediately after the Closing, (i) 33,358,529 shares of SPAC Common Shares will be issued and outstanding (assuming that (v) no SPAC Redemptions are effected, (w) all PIPE Investors have collectively funded the PIPE Financing in full, (x) the Closing Consideration that is allocated to the Company Shares is 22,785,000 SPAC Common Shares, (y) all shares of SPAC Common Shares issuable as a result of, or in connection with, the Transactions have been issued out of the Exchange Fund by the Exchange Agent, and (z) no other Equity Securities of SPAC or the Company are issued or granted after the date hereof (including, for the avoidance of doubt, any Equity Securities granted under or issued in respect of the SPAC Incentive Equity Plan (or any awards thereunder) on the Closing Date)) and no shares of preferred stock or any other Equity Securities of SPAC will be issued and outstanding, in each case, (A) assuming that the Allocation Schedule is true and correct in all respects and otherwise in accordance with the requirements of Section 3.2 and the Company has complied in all respects with Section 3.2 and (B) other than the Equity Securities issued or granted with the prior written consent of the Company or any Equity Securities issued or granted after the Closing (including, for the avoidance of doubt, any Equity Securities granted under or issued in respect of the SPAC Incentive Equity Plan (or any awards thereunder) on the Closing Date), and (ii) all of the issued and outstanding SPAC Common Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance in all material respects with applicable Law and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which SPAC is a party or bound.

(c) Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise either permitted pursuant to Section 8.6 or issued, granted or entered into, as applicable, in accordance with Section 8.6, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in each case, that could require SPAC to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of SPAC.

(d) As of the date of this Agreement, SPAC has no Subsidiaries and does not own, directly or indirectly, any Equity Securities in any Person.

6.7 SEC Filings. SPAC has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “SPAC SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional SPAC SEC Reports”). Except to the extent available on the SEC’s website through EDGAR, SPAC has delivered to the Company copies in the form filed with the SEC of all SPAC SEC Reports, Additional SPAC SEC Reports and all certifications and statements required by Rules 13a-14 or 15d-14 under the Exchange Act and 18 U.S.C. §1350 (Section 906 of SOX) with respect to the SPAC SEC Reports and the Additional SPAC SEC Reports. Each of the SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the SPAC SEC Reports or the Additional SPAC SEC Reports). As of their respective dates of filing, the SPAC SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Reports.

6.8 Trust Account. As of the date of this Agreement, SPAC has an amount in cash in the Trust Account equal to at least $75,000,000. Pursuant to that certain Investment Management Trust Agreement, dated as of May 19, 2026 (the “Trust Agreement”), between SPAC and Continental, as trustee (the “Trustee”), the funds held in the Trust Account are held in cash, including in demand deposit accounts at a bank, or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect or, to SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing SPAC Holders who shall have elected to redeem their SPAC Shares pursuant to the SPAC Organizational Documents or (iii) if SPAC fails to complete a business combination within the allotted time period set forth in the SPAC Organizational Documents and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC (in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of SPAC) and then the Pre-Closing SPAC Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the SPAC Organizational Documents and the Trust Agreement. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of SPAC, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since May 21, 2026, SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing SPAC Holders who have elected to redeem their SPAC Shares pursuant to the SPAC Organizational Documents, each in accordance with the terms of and as set forth in the Trust Agreement, SPAC shall have no further obligation under either the Trust Agreement or the SPAC Organizational Documents to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

6.9 Transactions with Affiliates. Section 6.9 of the SPAC Disclosure Schedules sets forth all Contracts between (a) SPAC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of either SPAC or the Sponsor, on the other hand (each Person identified in this clause (b), an “SPAC Related Party”), other than (i) Contracts with respect to a SPAC Related Party’s employment with, or the provision of services to, SPAC entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 8.1. Except as set forth on Section 6.9 of the SPAC Disclosure Schedules or as either permitted pursuant to Section 8.1, no SPAC Related Party (A) owns any interest in any material asset used in the business of SPAC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of SPAC or (C) owes any material amount to, or is owed any material amount by, SPAC.

6.10 Litigation. As of the date hereof, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to SPAC’s knowledge, threatened against or involving SPAC that, if adversely decided or resolved, would be material to SPAC, taken as a whole. None of SPAC nor any of its properties or assets is subject to any material Order. There are no material Proceedings by SPAC pending against any other Person. SPAC holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such consent or for such consent to be in full force and effect would not reasonably be expected to have a SPAC Material Adverse Effect.

6.11 Compliance with Applicable Law. SPAC is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a SPAC Material Adverse Effect and, as of the date hereof, SPAC has not received written notice alleging any violation of applicable Law in any material respect by SPAC.

6.12 Business Activities. Since its incorporation, SPAC has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business or similar combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in this Agreement or the Ancillary Documents, there is no Contract binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing). Since its incorporation, there has not been any SPAC Material Adverse Effect.

6.13 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) SPAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP and (ii) SPAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and principal financial officer by others within SPAC.

(b) SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, SPAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding SPAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister SPAC Class A Shares or prohibit or terminate the listing of SPAC Class A Shares on Nasdaq. SPAC has not taken any action that is designed to terminate the registration of SPAC Class A Shares under the Exchange Act.

(d) The SPAC SEC Reports contain true and complete copies of the applicable SPAC Financial Statements. The SPAC Financial Statements (i) fairly present in all material respects the financial position of SPAC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited SPAC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) SPAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s and its Subsidiaries’ assets. SPAC maintains and, for all periods covered by the SPAC Financial Statements, has maintained books and records of SPAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of SPAC in all material respects.

(f) Since its incorporation, SPAC has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of SPAC to SPAC’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of SPAC to SPAC’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of SPAC who have a significant role in the internal controls over financial reporting of SPAC.

(g) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC.

6.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 6.14 of the SPAC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 6.14 of the SPAC Disclosure Schedules), (c) incurred in connection with or incident or related to SPAC’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 8.1 or (f) set forth or disclosed in the SPAC Financial Statements included in the SPAC SEC Reports, SPAC has no Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

6.15 Tax Matters.

(a) SPAC has prepared and timely filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and SPAC has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) SPAC has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(c) SPAC is not currently the subject of a Tax claim, assessment, audit, examination investigation, or other action with respect to material taxes. SPAC has not been informed in writing of the commencement or anticipated commencement of any Tax claim, assessment, audit, examination investigation, or other action that has not been resolved, in each case with respect to material Taxes.

(d) SPAC has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to SPAC which agreement or ruling would be effective after the Closing Date.

(f) SPAC is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) SPAC is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable. SPAC does not hold any United States real property interests within the meaning of Section 897(c) of the Code.

(h) There are no material Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens. No written claim has been made by any Governmental Authority which remains outstanding where SPAC does not file a Tax Return that it is or may be subject to taxation in that jurisdiction with respect to Taxes that would be the subject of such Tax Return.

(i) SPAC has not ever had a permanent establishment, branch or representative office in any country other than the country of its organization.

(j) SPAC has not been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than one where Group Companies are the only members. SPAC does not have any material Liability for the Taxes of another Person (i) under Treasury Regulation Section 1.1502-6 or any analogous or similar provision of state, local or non-U.S. Law or (ii) as a transferee or successor or by contract (other than those entered into in the ordinary course of business the principal purpose of which is not Tax), and SPAC is not a party to or bound by any other Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement with respect to Taxes (including closing agreement or other similar agreement relating to Taxes with any Governmental Authority).

(k) SPAC has not taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the consummation of the Domestication, Sponsor Share Conversion, or the Share Acquisition from qualifying for the Intended Tax Treatment. To the knowledge of SPAC, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Shareholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Domestication, Sponsor Share Conversion, or the Share Acquisition from qualifying for the Intended Tax Treatment.

6.16 Investigation; No Other Representations.

(a) SPAC, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, SPAC has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and Article 5 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any Shareholder or other Person, either express or implied, and SPAC, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and Article 5 and in the Ancillary Documents to which it is or will be a party, none of the Company, nor any Company Non-Party Affiliate, nor any Shareholder or other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

6.17 Material Contracts.

(a) Other than this Agreement and the Ancillary Documents or as set forth in the SPAC SEC Reports, there are no Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which creates or imposes a Liability greater than $1,000,000 (each, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company other than those that are included in the SPAC SEC Reports.

(b) With respect to each SPAC Material Contract: as of the date hereof: (i) the SPAC Material Contract was entered into at arms’ length and in the ordinary course of business, (ii) the SPAC Material Contract is valid and binding in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (iii) SPAC is not in material breach or default in any material respect, and, to the Knowledge of SPAC, no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract, and (iii) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, under any SPAC Material Contract.

6.18 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the SPAC, nor, to SPAC’s knowledge, any of their Representatives, is currently a Sanctioned Party. Neither the SPAC, nor, to SPAC’s knowledge, any of their Representatives, since SPAC’s incorporation, has directly or indirectly engaged in any dealings with Sanctioned Parties or otherwise in violation of Sanctions. No Action involving the SPAC with respect to any of the Sanctions or export control Laws is pending or, to the knowledge of the SPAC, threatened.

(b) Since SPAC’s incorporation, neither SPAC nor, to SPAC’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate in violation of applicable anti-corruption laws, or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any applicable anti-corruption laws.

6.19 Fairness Opinion. The SPAC Board has received the opinion of Scalar, LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Scalar, LLC as set forth therein, the Closing Consideration to be issued by the SPAC to the Company Shareholders pursuant to the Transactions is fair, from a financial point of view, to the unaffiliated holders of the SPAC’s Class A Ordinary Shares (other than (i) the Company and its affiliates, directors and officers, (ii) Sponsor and Sponsor’s affiliates, directors and officers, (iii) the Other Class B Shareholders, (iv) holders of SPAC Class A Shares who elect to redeem their shares prior to or in connection with the Transaction, and (v) the PIPE Investors and their affiliates) in their capacity as a holder of SPAC Class A Shares.

6.20 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 6 AND THE ANCILLARY DOCUMENTS, NONE OF SPAC NOR ANY OTHER PERSON MAKES, AND SPAC EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF SPAC THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF SPAC BY OR ON BEHALF OF THE MANAGEMENT OF SPAC OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 6 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF SPAC ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF SPAC NOR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 7

COVENANTS OF THE COMPANY AND SHAREHOLDERS

7.1 Conduct of Business.

(a) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 7.1(a) of the Company Disclosure Schedules, or as consented to in writing by SPAC (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the Business in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document (including the issuance of the Company SAFEs pursuant to the Interim Financing), as required by applicable Law, as set forth on Section 7.1(b) of the Company Disclosure Schedules or as consented to in writing by SPAC (which consent shall not be unreasonably conditioned, withheld or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii) adopt any material amendments, supplements, restatements or modifications to the Company Organizational Documents or the Company Shareholders’ Agreement;

(iv) sell, assign, transfer, encumber, Lien, grant any sub-license under, or otherwise dispose of or deal with, any right, title or interest in or to (A) any Intellectual Property relating to the Product (other than non-exclusive licenses incidental to the provision or receipt of services in the ordinary course of business), (B) any Regulatory Approval, IND Application or other Regulatory Permits relating to the Product, or (C) the Roche License Agreement or any rights thereunder;

(v) (A) sell, assign, abandon, lease, exclusively license or otherwise dispose of any material assets or properties of the Group Companies, other than inventory or obsolete equipment in the ordinary course of business, or (B) subject any material assets or properties of the Group Companies to any Lien (other than any Permitted Liens);

(vi) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of Company Ordinary Shares upon the conversion of each of the Company SAFE(s) in accordance with its terms;

(vii) incur, create or assume any Indebtedness, other than ordinary course trade payables, or guarantee any Liability of any Person in excess of $1,000,000;

(viii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries, and (B) the reimbursement of expenses of employees or advancements in the ordinary course of business;

(ix) other than as set forth in Section 7.1(b)(ix) of the Company Disclosure Schedules, (i) amend or modify in any material respect, adopt, enter into or terminate any Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be a Benefit Plan if in effect as of the date of this Agreement, (ii) materially increase the compensation or benefits payable to any current or former director, manager, officer, Employee, EOR Employee, Consultant, individual independent contractor or other service provider of any Group Company, (iii) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment or benefit, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, Employee, EOR Employee, Consultant, individual independent contractor or other service provider of any Group Company or (iv) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, Employee, EOR Employee, Consultant, individual independent contractor or other service provider of any Group Company;

(x) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(xi) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $250,000 individually or $1,000,000, in the aggregate;

(xii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement) involving any Group Company;

(xiii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;

(xv) make any Change of Control Payment;

(xvi) (A) amend, modify or terminate any Material Contract outside the ordinary course of business, (B) waive any material benefit or right under any Material Contract, or (C) enter into any Contract that would constitute a Material Contract had such Contract been effective prior to the date of this Agreement; or

(xvii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 7.1(b).

Notwithstanding anything in this Section 7.1(b) or this Agreement to the contrary, (x) nothing set forth in this Agreement shall give SPAC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing and (y) the Company may, without the consent of SPAC, re- designate the Company Series A Shares as Company Deferred Shares; provided that all Company Deferred Shares held by any Shareholder shall be aggregated and exchanged for one share of Company Ordinary Share no later than one Business Day prior to the Closing Date, in accordance with the terms of the Company Organizational Documents.

(c) During the Interim Period, the Key Shareholder shall not, and shall cause each of its Affiliates that holds any right, title or interest in any asset relating to the Product or the Business to, except as expressly contemplated by this Agreement or with the prior written consent of SPAC, take or agree to take any of the following actions:

(i) enter into any side letter, side agreement or other arrangement with Roche in connection with the Roche License Agreement;

(ii) sell, assign, transfer, encumber, Lien, grant any sub-license under, or otherwise dispose of or deal with, any right, title or interest in or to (A) any Intellectual Property relating to the Product (other than non-exclusive licenses incidental to the provision or receipt of services in the ordinary course of business), or (B) any Regulatory Approval, IND Application or other Regulatory Permits relating to the Product,

(iii) abandon, allow to lapse, fail to renew, or take any action (or fail to take any action that is required to prevent) the abandonment, lapse, invalidity, unenforceability or loss of any patent, patent application, supplementary protection certificate, trade secret or other material Intellectual Property held by the Key Shareholder or any Affiliate of the Key Shareholder and relating to the Product;

(iv) withdraw, amend, voluntarily cancel, allow to lapse or take any material adverse action with respect to any Regulatory Approval, IND Application or regulatory designation relating to the Product that is held in the name of the Key Shareholder or any Affiliate of the Key Shareholder, or submit any material correspondence to any Governmental Authority in connection with the Product, in each case, without the Company’s prior written consent;

(v) enter into any Contract with any Person relating primarily to the Product, the Business or any asset necessary for the Exploitation of the Product, or materially modify or terminate any such existing Contract; or

(vi) take any action, or omit to take any action, that would result in any asset, necessary for the Exploitation of the Product remaining outside the Group Companies following the Closing.

7.2 Access. During the Interim Period, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to SPAC and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies) for the purpose of consummating the Transactions. Notwithstanding the foregoing, none of the Group Companies shall be required to provide, or cause to be provided, to SPAC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and SPAC, any SPAC Non-Party Affiliate or any of their respect Representatives, on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.

7.3 Required Company Financial Statements.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall deliver to SPAC the Required Company Financial Statements for inclusion in the Registration Statement / Proxy Statement and any other filings to be made by SPAC with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Company as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (A) will fairly present in all material respects the financial position of the Company as at the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor, (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) at the time of filing of the Registration Statement / Proxy Statement and at the time of effectiveness of the Registration Statement / Proxy Statement, as applicable, and (E) will be prepared from and accurately reflect the books and records of the Company.

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company, SPAC in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by SPAC with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

7.4 Pre-Closing Reorganization.

(a) Prior to the Closing, the Key Shareholder shall, and shall cause each of its Affiliates to, transfer, assign and deliver to the Company, free and clear of all Liens, all assets, rights and properties related to the Business or the Product in the possession or control of the Key Shareholder or such Affiliate (the “Pre-Closing Reorganization”), including: (i) any regulatory submissions, filings, correspondence, meeting minutes and agreements with any Governmental Authority relating to the Product; (ii) all clinical data, study reports, safety data, pharmacovigilance data and all other scientific, technical and medical information, know-how and data relating to the Product, whether in electronic, digital or physical form; (iii) all Contracts (other than a Shared Contract) currently held by, or entered into in the name of, the Key Shareholder or any of its Affiliates that is material to or necessary for the Exploitation of the Product or the conduct of the Business other than the Company on behalf of or for the benefit of the Company or the Business; and (iv) the assignment to the Company of all inventions or other material Intellectual Property related to the Business or the Product that has vested in Oak Hill Bio Holdings Ltd. or any of its Affiliates other than the Company. All out-of-pocket costs of the Pre-Closing Reorganization shall be borne by the Company. The Key Shareholder shall, and shall cause each of its Affiliates to, take all further actions and execute and deliver all further instruments and documents as are reasonably necessary to ensure that, as of the Closing Date, all material assets, rights and properties necessary for the Exploitation of the Product are owned or exclusively licensed by the Company, free and clear of all Liens other than Permitted Liens, and that no such material asset is held by any Person other than a Group Company.

(b) Section 7.4(b) of the Company Disclosure Schedules identifies all Contracts to which any Affiliate of the Key Shareholder is a party that relates both to the Product or the Business and to any other product, program or business of such Affiliate (each, a “Shared Contract”). With respect to each Shared Contract, the Company and the Key Shareholder shall cooperate in good faith to effect, as promptly as practicable and in any event prior to the Closing Date, bifurcate and assign (or partially assign) the Shared Contract to allocate the Product-related rights and obligations to the Company and the non-Product-related rights and obligations to the Affiliate. If bifurcation and partial assignment are not possible or consent is withheld, the Key Shareholder shall cause the applicable Affiliate to grant to the Company an exclusive sublicense or sub-contract of all of its rights under the Shared Contract to the extent they relate to the Product or the Business. If none of the foregoing can be effected prior to the Closing Date, the applicable Affiliate shall hold all rights under the Shared Contract that relate to the Product or the Business on trust for the Company, act in accordance with the Company’s reasonable written directions with respect thereto, and promptly account to the Company for all economic benefits received under such Shared Contract attributable to the Product or the Business, until such time as a formal arrangement can be effected or the Shared Contract expires. The allocation of costs, revenues and other economic benefits and obligations between the Product-related and non-Product-related portions of each Shared Contract shall be agreed in writing between the Company and the applicable Affiliate on an arm’s-length basis prior to the Closing Date.

7.5 Employee Matters. To the extent that the transfer of employment of any employee listed on Schedule 7.5 to the Company (or a Group Company) does not constitute a Relevant Transfer, the Company (or, if applicable, a Group Company) shall offer employment to the individuals listed on Schedule 7.5 in accordance with the compensation and benefits terms in Section 8.7. Each individual who accepts the Company’s offer of employment shall commence employment with the Company effective immediately prior to the Closing and shall thereafter be referred to as a “Business Employee.” To the extent that the transfer of employment of any individual listed on Schedule 7.5 to the Company (or any Group Company) does constitute a Relevant Transfer, such individual’s employment shall transfer to the Company (or such Group Company) by operation of applicable Law with effect from immediately prior to the Closing, and each such individual whose employment so transfers shall thereafter also be referred to as a “Business Employee”. The Company shall (and shall procure that its relevant Affiliates shall) conduct any Relevant Transfer in accordance with applicable Law.

7.6 Wrong Pockets.

(a) If, at any time after the Closing Date, the Key Shareholder or any of its Affiliates discovers that it holds, possesses or controls any asset, right, property or liability that (i) relates to the Business or the Product, (ii) should have been transferred to the Company pursuant to Section 7.4(a) or otherwise in connection with the Pre-Closing Reorganization, and (iii) was not so transferred at or prior to the Closing (each, a “Business Asset”), the Key Shareholder shall promptly (and in any event within 15 Business Days of becoming aware of such Business Asset) notify the Company in writing and transfer, assign and deliver such Business Asset to the Company (or such other Group Company as the Company may designate), free and clear of all Liens, for no additional consideration. The Key Shareholder shall, and shall cause its applicable Affiliate to, execute and deliver such further instruments of conveyance and transfer, and take such other actions, as the Company may reasonably request to vest in the Company (or its designee) full right, title and interest in and to each Business Asset.

(b) Pending any transfer contemplated by Section 7.6(a), the Key Shareholder shall cause the party holding any asset that is a Business Asset (i) shall hold such asset on trust (or, to the extent a trust is not recognized under the applicable law, as agent) for the benefit of the Company, (ii) shall not encumber, transfer, license, exploit or dispose of such asset without the prior written consent of the Company, and (iii) shall promptly account to the Company for any economic benefit received in connection with such asset.

(c) All documented out-of-pocket costs incurred in effecting any transfer of Business Assets under this Section 7.6 shall be borne by the Key Shareholder.

7.7 Third Party Consents. The Company and Key Shareholder shall use reasonable best efforts to obtain each Required Third Party Consent as promptly as practicable following the date of this Agreement and, in any event, prior to the Closing Date. Without limiting the foregoing, the Company shall (i) prepare, or cause to be prepared, all consent request letters and related communications to the applicable counterparties, drafts of which shall be provided to SPAC for review and comment a reasonable period of time prior to delivery, and the Company shall consider in good faith any comments received from SPAC with respect thereto; (ii) keep SPAC reasonably informed on a current basis of the status of each Required Third Party Consent; and (iii) notify SPAC in writing promptly upon: (A) receipt of any Required Third Party Consent; (B) receipt of any written or oral communication from a counterparty indicating an intention to withhold, condition or delay any Required Third Party Consent; or (C) the Company reasonably determining that any Required Third Party Consent is unlikely to be obtained prior to the Closing Date.

7.8 Termination of Certain Agreements. The Company and Shareholders shall cause all of the Company Related Party Transactions, other than the Contracts listed on Schedule 7.8, to be terminated as of, and contingent upon the occurrence of, the Closing without any further force and effect without any cost or other liability or obligation to the Company, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

ARTICLE 8

COVENANTS OF SPAC

8.1 Conduct of SPAC During the Interim Period.

(a) During the Interim Period, except as set forth on Section 8.1(a) of the SPAC Disclosure Schedules, as reasonably required in connection with the Domestication, as contemplated by this Agreement, as required by applicable Law or any Governmental Authority or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied, except, in the case of clauses (i), (ii), (iv), (viii) and (xii) below, as to which the Company’s consent may be granted or withheld in its sole discretion), SPAC shall not and each shall not permit any of its Subsidiaries to:

(i) change, modify or amend the Trust Agreement, the Subscription Agreement or the SPAC Organizational Documents;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, SPAC; (B) split, combine, subdivide, recapitalize or reclassify any capital stock of, or other equity interests in, SPAC; (C) other than in connection with the SPAC Redemption or as otherwise required by the SPAC Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SPAC; or (D) make any withdrawals from the Trust Account, other than Permitted Withdrawals and interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement to pay SPAC’s Taxes and, in an aggregate amount up to $3,000,000, to fund the SPAC’s working capital requirements, in each case, in the ordinary course of business;

(iii) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(iv) other than Permitted Working Capital Loans, enter into, renew or amend any Working Capital Loan or other transaction or Contract with an Affiliate of SPAC (including, for the avoidance of doubt, (x) Sponsor or anyone related by blood, marriage or adoption to any Sponsor and (y) any Person in which any Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(v) directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof;

(vi) enter into, assume, assign, or amend any material term of, modify any material term of or terminate (excluding any expiration in accordance with its terms) any Contract of SPAC that is (or would be if entered into or assumed after the date hereof) a “material contract” pursuant to Regulation S-K 601;

(vii) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(viii) establish a new Subsidiary or enter into a new line of business;

(ix) fail to maintain in full force and effect its director and officer liability insurance policy in a form and amount consistent with past practices (except that the Company shall be authorized to replace existing insurance policies with substantially comparable or greater amounts of insurance coverage);

(x) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or make a loan or advance to or investment in any third party (other than any Permitted Working Capital Loans);

(xi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SPAC or its Subsidiaries (other than the transactions contemplated by this Agreement);

(xii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, units, phantom stock ownership interests or similar rights in, SPAC or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests except for Permitted Working Capital Loans or as expressly contemplated by this Agreement.

(b) During the Interim Period, SPAC shall comply with the SPAC Organizational Documents and the Trust Agreement.

8.2 Access. During the Interim Period, upon reasonable advance written notice, SPAC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of SPAC (in a manner so as to not interfere with the normal business operations of SPAC). Notwithstanding the foregoing, SPAC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which SPAC is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of SPAC with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to SPAC under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), SPAC shall use reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if SPAC or the Sponsor or any of their respective Representatives, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that SPAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.

8.3 Nasdaq Listing. SPAC shall use its reasonable best efforts to cause: (a) SPAC’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved: (b) SPAC to satisfy all applicable initial and continuing listing requirements of Nasdaq (including requirements with respect to market capitalization and round lot holders); and (c) the SPAC Common Shares issuable in accordance with this Agreement to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement.

8.4 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 10 and provision of notice thereof to the Trustee, (a) at the Closing, SPAC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of SPAC pursuant to the SPAC Redemptions, (B) pay the amounts due to the underwriters of SPAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

8.5 Post-Closing Board of Directors and Management.

(a) SPAC shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Closing (i) the SPAC Board shall initially consist of six directors (the “Directors”), which shall be divided into three classes, designated Class I, II and III; (ii) the Directors are the individuals determined in accordance with Section 8.5(b); (iii) the members of the compensation committee, audit committee and nominating committee of the SPAC Board are the individuals determined in accordance with Section 8.5(b); and (iv) the officers of SPAC (the “Officers”) are the individuals determined in accordance with Section 8.5(d).

(b) The individuals identified on Schedule 8.5(b) shall be the Directors immediately after the Closing, and prior to the filing of the Registration Statement / Proxy Statement such individuals will be designated as a member of Class I, Class II or Class III and (ii) the individual members of the compensation committee, audit committee and nominating committee. In the event that such individuals identified on Schedule 8.5(b) is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as a Director, then, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing SPAC Holders, SPAC and the Company shall mutually agree to replace such individual with another individual to serve as such Director by amending Schedule 8.5(b) to include such replacement individual as such Director.

(c) Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing SPAC Holders, (i) the board of directors of the Company may designate the Independent Designee to serve as a member of the compensation committee, the audit committee or the nominating committee of the SPAC Board immediately after the Closing, subject to SPAC’s consent (not to be unreasonably withheld, conditioned or delayed) based on the qualifications of the Independent Designee, subject to applicable listing rules of Nasdaq and applicable Law, and (ii) the Company shall, subject to clause (i), designate each other director that will serve on the compensation committee, the audit committee and the nominating committee of the SPAC Board immediately after the Closing, based on the qualifications of each director, subject to applicable listing rules of Nasdaq and applicable Law.

(d) The individuals identified on Schedule 8.5(d) shall be the Officers immediately after the Closing, with each such individual holding the title set forth opposite his or her name. In the event that such individuals identified on Schedule 8.5(d) is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as an Officer, then, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing SPAC Holders, the Company may in its sole discretion replace such individual with another individual to serve as such Officer by amending Schedule 8.5(d) to include such replacement individual as such Officer.

8.6 Equity Plans. Prior to the effectiveness of the Registration Statement / Proxy Statement, the SPAC Board shall approve and adopt an equity incentive plan, in a form to be mutually agreed by the Company and SPAC (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) (the “SPAC Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving 15% of SPAC Common Shares outstanding for grant thereunder. The SPAC Incentive Equity Plan will provide that the SPAC Common Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2027 fiscal year in an amount equal to 5% of SPAC Common Shares outstanding on the last day of the immediately preceding fiscal year or such lesser amount as determined by the administrator of the SPAC Incentive Equity Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, the SPAC Board shall approve and adopt an employee stock purchase plan, in a form to be mutually agreed by the Company and SPAC (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable)(the “SPAC Employee Stock Purchase Plan”), in the manner prescribed under Section 423 of the Code and other applicable Laws, effective as of one day prior to the Closing Date, reserving 2% of SPAC Common Shares for grant thereunder. The SPAC Employee Stock Purchase Plan will provide that the SPAC Common Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2028 fiscal year in an amount equal to 2% of SPAC Common Shares outstanding on the last day of the immediately preceding fiscal year or such lesser amount as determined by the administrator of the SPAC Employee Stock Purchase Plan.

8.7 Employee Covenant. Effective as of immediately following the Closing and for the 12 months immediately thereafter, the Company (or any applicable Group Company) shall provide each Business Employee with (i) an annual base salary or hourly wage rate (as applicable), and target annual cash incentive compensation and commission opportunities that, in each case, are no less favorable than, and (ii) other employee benefits, including, without limitation, employee health, welfare, retirement, and severance benefits but excluding any equity or equity-based, nonqualified deferred compensation, retention, incentive, bonus, change in control, transaction, defined benefit pension, and post-employment welfare benefits that are substantially comparable, in the aggregate, to, those provided to such Business Employee prior to the Closing (subject to the same exclusions). No provision of this Section 8.7 shall establish, modify, or amend any compensation or benefit plan sponsored, maintained, or contributed to by the Company, the Key Shareholder, any Affiliate of the Key Shareholder, or an employer of record or professional organization, or any compensation or benefit plan which the SPAC and/or any Group Company may maintain as of or after the Closing. Nor shall any provision of this Section 8.7 create any third-party beneficiary rights, or inure to the benefit of or be enforceable by, any current or former employee, director, manager, service provider or the dependent or beneficiary of any current or former employee, manager, director or service provider or any Person representing the interests of any such individual. Notwithstanding anything herein to the contrary, (a) nothing in this Agreement shall create any obligation on the part of the SPAC and/or any Group Company to continue the employment of any Business Employee for any definite period following the Closing and (b) nothing in this Agreement shall preclude the SPAC and/or any Group Company from altering, amending, or terminating any of its employee benefit plans, or the participation of any of its employees in such plans, at any time.

8.8 Domestication. At least one day prior to the Closing and in accordance with applicable Law, any applicable rules and regulations of the SEC, the Nasdaq and the SPAC Organizational Documents, SPAC shall cause the Sponsor Share Conversion and the Domestication to become effective on such date (or such other date that is at least one day prior to the Closing), including by: (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to SPAC and the Company, together with the SPAC Charter Upon Domestication, in each case, in accordance with the provisions of the Certificate of Domestication with respect to the Domestication and the SPAC Charter Upon Domestication and applicable Law; (b) adopting the SPAC Bylaws Upon Domestication; and (c) completing, making and procuring all filings required to be made with the Cayman Registrar of Companies in connection with the Domestication. Following the consummation of the Domestication and prior to the Closing, the board of directors of SPAC will resolve to ratify and approve such matters as may be required to effect the Transactions as contemplated by this Agreement and any such other matters as the Company and SPAC may mutually agree. In connection with the Domestication, SPAC shall timely complete, provide and file a statement pursuant to Treas. Reg. § 1.897-2(h)(1) that the Shares are not United States Real Property Interests and timely provide a copy of the statement to the IRS pursuant to Treas. Reg. § 1.897-2(h)(2) in accordance with Applicable Law.

ARTICLE 9

JOINT COVENANTS

9.1 Efforts to Consummate; Regulatory Approvals; Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 10 and, in the case of any Ancillary Document to which such Party is contemplated to be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement, and (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements).

(b) During the Interim Period, each of SPAC and the Company shall use reasonable best efforts to comply with any requests for information, data, documents, testimony, or other materials from any Governmental Authority relating to the transactions contemplated by this Agreement as soon as practicable. In each case subject to, and in accordance with, applicable Law, the Parties shall promptly furnish to one another copies of any notices or written communications received by either such party or any of their Affiliates or Representatives from any Governmental Authority in connection with the transactions contemplated by this Agreement. During the Interim Period, SPAC, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of SPAC) or SPAC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Authority relating to the transactions contemplated by this Agreement or the Ancillary Documents; provided that documents and information provided to the other Party pursuant to this paragraph (i) may be redacted (A) to remove references to valuation of the Company, (B) to comply with contractual arrangements or (C) to preserve legal privilege and/or (ii) may be designated as “outside counsel only,” in which case such documents and information shall be provided only to outside counsel and consultants retained by such counsel. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with, in the case of SPAC, the Company, or, in the case of the Company, SPAC in advance and, to the extent not prohibited by such Governmental Authority, gives, in the case of SPAC, the Company, or, in the case of the Company, SPAC, the opportunity to attend and participate in such meeting or discussion.

(c) During the Interim Period, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, SPAC or any of its Representatives (in their capacity as a representative of SPAC) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of the Company). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of SPAC, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided however, that in no event shall the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for SPAC to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of SPAC and Representative that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by SPAC or a Representative thereof or would otherwise constitute an Liability of SPAC or (y) any non-monetary, injunctive, equitable or similar relief against SPAC or (C) contains an admission of wrongdoing or Liability by SPAC or any of its Representatives). Without limiting the generality of the foregoing, in no event shall SPAC or any of its Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

9.2 Confidentiality. The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 9.2 or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

9.3 Registration Statement; Proxy Statement; SPAC Special Meeting.

(a) Registration Statement; Proxy Statement. The Company shall promptly provide to SPAC such information concerning the Company and the Shareholders as is either required by the federal securities laws or reasonably requested by SPAC for inclusion in the Registration Statement / Proxy Statement. As promptly as practicable after the receipt by SPAC from the Company of all such information, including the Required Company Financial Statements, and in any event no later than 45 days following the date hereof, SPAC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable), and SPAC shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of SPAC which will be included therein and which will be used for the SPAC Shareholders Meeting to adopt and approve the Transaction Proposals, provide its applicable shareholders with the opportunity to elect to effect the SPAC Redemption, and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by SPAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). Each of SPAC and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to, mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of SPAC or the Company, as applicable) and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this

Agreement. SPAC, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 9.3(a) or for inclusion in any other statement, filing, notice or application made by or on behalf of SPAC to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of SPAC, the Company, or, in the case of the Company, SPAC, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of SPAC, the Company, or, in the case of the Company, SPAC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) SPAC shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing SPAC Holders. SPAC shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of SPAC Shares for offering or sale in any jurisdiction, and SPAC and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) SPAC Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, and in any event no later than five Business Days thereafter, SPAC shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a general meeting of SPAC (the “SPAC Shareholders Meeting”) in accordance with the SPAC Organizational Documents, for the purposes of obtaining the SPAC Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect an SPAC Redemption. SPAC shall, through unanimous approval of its board of directors, recommend to its shareholders (the “SPAC Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (the “Business Combination Proposal”); (ii) the adoption and the approval of the Domestication (the “Domestication Proposal”); (iii) the adoption and approval of the issuance of the SPAC Common Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iv) the adoption and approval of the amendments to the SPAC Organizational Documents contemplated by the SPAC Certificate of Incorporation and the SPAC Bylaws (the “Governing Document Proposals”); (v) the adoption and approval of the SPAC Incentive Equity Plan; (vi) the adoption and approval of the SPAC Employee Stock Purchase Plan; (vii) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (viii) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval of a proposal for the adjournment of the SPAC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (ix) together, the “Transaction Proposals”); provided that SPAC may adjourn the SPAC Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the SPAC Shareholder Approval, (B) for the absence of a quorum; provided that, without the consent of the Company, in no event shall SPAC adjourn the SPAC Shareholders Meeting for more than 15 Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that SPAC has determined after consultation with the Company, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing SPAC Holders prior to the SPAC Shareholders Meeting. The SPAC recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, SPAC covenants that none of the SPAC Board or SPAC nor any committee of the SPAC Board shall withdraw or modify, or propose publicly or by formal action of the SPAC Board, any committee of the SPAC Board or SPAC to withdraw or modify, in a manner adverse to the Company, the SPAC Board Recommendation or any other recommendation by the SPAC Board or SPAC of the proposals set forth in the Registration Statement / Proxy Statement.

9.4 Public Announcements.

(a) Subject to Sections 9.3 and 9.4(b), none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and SPAC or, after the Closing, SPAC; provided, however, that each Party, the Sponsor and their respective Representatives may make any such announcement or other communication (i) if such press release, announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Person shall, to the extent permitted by applicable Law use reasonable best efforts to consult with the Company, if the disclosing Person is the Sponsor or SPAC, if the disclosing party is the Company or any of its Representatives, and give the Company or SPAC, as applicable, the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, or (B) after the Closing, the disclosing Person and/or its Representatives, as applicable, shall, to the extent permitted by applicable Law, use reasonable best efforts to consult with SPAC and give SPAC the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, (ii) to the extent such press release, announcement or other communication contains only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 9.4 and (iii) to Governmental Authorities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and SPAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith. The Company, on the one hand, and SPAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by the Company and SPAC prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), SPAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and SPAC prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

9.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(ii) From the date hereof through and after the Closing, none of the Parties shall, and each Party shall cause its respective Subsidiaries and Affiliates not to, take any action, or fail to take any action, in each case, other than as contemplated by this Agreement or any of the Ancillary Documents, which action or failure to act would reasonably be expected to prevent or impede the Domestication, Sponsor Share Conversion or Share Acquisition from qualifying for the Intended Tax Treatment.

(iii) If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, SPAC and the Company shall use its reasonable best efforts to deliver to Cooley and Goodwin, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Cooley shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Domestication and, if required, Goodwin shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Share Acquisition.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, any audit or tax proceeding, and any withholding obligation in respect of any equity awards. Such cooperation shall include (i) the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and (ii) making available to the Pre-Closing SPAC Holders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) and make any tax elections arising if applicable, as a result of SPAC’s status or the Company’s as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing and for the taxable period including the Closing, including timely providing to such holders (A) PFIC Annual Information Statements to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable periods, and (B) information to enable applicable holders to report their allocable share of income under Sections 951 or 951A of the Code for such taxable periods and under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Transactions.

(c) SPAC Taxable Year. The Parties agree to treat the taxable year of SPAC as ending on the date of the Domestication for U.S. federal income tax purposes.

(d) Transfer Taxes. Any transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions set forth herein shall be borne and paid by the Company.

(e) VAT Group Matters.

(i) The Key Shareholder shall, on or immediately following the Closing (and in any event within 30 days of the Closing Date), make an application, or procure that the representative member of the Key Shareholder’s U.K. VAT group makes an application, to HMRC for the Group Companies to cease to be treated as members of the Key Shareholder’s U.K. VAT group with effect from the Closing Date, and the Key Shareholder and the SPAC shall cooperate to ensure that the Relevant Date is the Closing Date.

(ii) The Key Shareholder shall transfer, or shall procure to be transferred, to the Company an amount in cash equivalent to the proportion of any repayment of VAT received by the representative member from HMRC or of any credit obtained by reference to an excess of deductible input tax over output tax in the VAT return in respect of the prescribed accounting period beginning before the Closing Date, that is attributable to supplies made, or deemed to be made, by the Group Companies while members of the Key Shareholder’s U.K. VAT group within 15 Business Days of receipt by, or offset against a liability of, the representative member.

9.6 Exclusivity.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, and the Key Shareholder shall not, and shall cause each of its Affiliates and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, induce encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding (whether or not binding) regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Each of the Company and the Key Shareholder agrees to (A) notify SPAC promptly upon, and in any event within 48 hours of, receipt of any Company Acquisition Proposal, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep SPAC reasonably informed on a current basis of any modifications to such offer or information.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, induce, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or that could reasonably be expected to lead to a SPAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a SPAC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding (whether or not binding) regarding an SPAC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of SPAC (or any Affiliate or successor of SPAC ); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. SPAC agrees to (A) notify the Company promptly upon, and in any event within 48 hours of, receipt of any SPAC Acquisition Proposal by SPAC, and to describe the material terms and conditions of any such SPAC Acquisition Proposal in reasonable detail (including the identity of any person or entity making such SPAC Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.

9.7 Indemnification and Insurance.

(a) SPAC Indemnification; Directors’ and Officers’ Insurance.

(i) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of SPAC, as provided in the SPAC Organizational Documents or otherwise in effect as of immediately prior to the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six years and (ii) SPAC will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six-year period. To the maximum extent permitted by applicable Law, during such six-year period, SPAC shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the SPAC Organizational Documents or other applicable agreements as in effect immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of the SPAC Organizational Documents shall not, during such six-year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of SPAC (the “SPAC D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such SPAC D&O Person was a director or officer of SPAC on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(ii) For a period of six years following the Closing, SPAC shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are covered by any comparable insurance policies of SPAC in effect as of the date of this Agreement with respect to matters occurring on or prior to the Closing. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby than) the coverage provided under SPAC’s directors’ and officers’ liability insurance policies in effect as of the date of this Agreement; provided that SPAC shall not be obligated to pay annual premiums in excess of 350% of the most recent annual premium paid by SPAC prior to the date of this Agreement and, in such event, SPAC shall purchase the maximum coverage available for 350% of the most recent annual premium paid by SPAC prior to the date of this Agreement.

(iii) The SPAC D&O Persons entitled to the indemnification, expense reimbursement, liability limitation, exculpation and insurance set forth in this Section 9.7(a) are intended to be third-party beneficiaries of this Section 9.7(a).

(b) Company Indemnification; Directors’ and Officers’ Insurance.

(i) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Company, as provided in the Company Organizational Documents or otherwise in effect as of immediately prior to the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six years and (ii) SPAC will cause the Company to perform and discharge all obligations to provide such indemnity and exculpation during such six-year period. To the maximum extent permitted by applicable Law, during such six-year period, SPAC shall cause the Company to advance expenses in connection with such indemnification as provided in the Company Organizational Documents or other applicable agreements in effect as of immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of the Company Organizational Documents shall not, during such six-year period, be amended, repealed or otherwise modified following the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of the Company (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of the Company on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(ii) The Company shall purchase, at or prior to the Closing, and SPAC shall maintain, or cause to be maintained, in effect for a period of six years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company as of the date of this Agreement with respect to matters occurring on or prior to the Closing (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Company’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, SPAC or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of 350% of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, SPAC or one of their respective Affiliates shall purchase the maximum coverage available for 350% of the most recent annual premium paid by or on behalf of the Company prior to the date of this Agreement.

(iii) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in Section 9.7(b) are intended to be third-party beneficiaries of this Section 9.7(b).

(c) SPAC shall not have any obligation under Section 9.7(a) or 9.7(b) to any SPAC D&O Person or Company D&O Person, respectively, when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such SPAC D&O Person or Company D&O Persons in the manner contemplated hereby is prohibited by applicable Law.

(d) If SPAC or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of SPAC to assume all of the obligations set forth in this Section 9.7. This Section 9.7 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of SPAC.

ARTICLE 10

CONDITIONS TO OBLIGATIONS

10.1 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) No Injunction or Restraints. No Governmental Authority having jurisdiction over any Party or the Transactions shall have issued any Governmental Order (whether temporary, preliminary or permanent) preventing, materially restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and no Law shall have been enforced that prevents or materially restrains the consummation of the Transactions.

(b) SPAC Shareholder Approval. The Required Transaction Proposals shall have been approved.

(c) Board Appointments. All action shall have been taken such that the board of directors of SPAC as of immediately following the Closing shall be constituted of the Directors contemplated by Section 8.5(b).

(d) Nasdaq Listing. SPAC’s initial listing application with Nasdaq in connection with the Transactions shall have been approved, and the SPAC Common Shares (after giving effect to the Domestication) shall have been approved for listing on Nasdaq.

(e) Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been completed.

(f) Registration Statement / Proxy Statement. The Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement.

10.2 Additional Conditions to Obligations of SPAC. The obligations of SPAC to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a) Representations and Warranties. (i) The Company Fundamental Representations (other than the representations in Section 4.3(a)) and the Shareholder Fundamental Representations shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 4.3(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date) and (iii) all other representations and warranties of the Company and the Shareholders set forth in Article 4 and Article 5, respectively, without giving effect to any materiality or “Material Adverse Effect” qualifications therein (except that the word “material” in the defined term “Material Contract” shall not be disregarded for purposes of this clause (iii)) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except, in the case of this clause (iii), where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Agreements and Covenants. Each of the Company and the Shareholders shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there has not occurred a Company Material Adverse Effect that is continuing.

(d) Officer’s Certificate. The Company and the Key Shareholder shall have delivered to SPAC a certificate signed by the chief executive officer of the Company and the chief executive officer of the Key Shareholder, dated as of the Closing Date, certifying that the conditions specified in Section 10.2(a), Section 10.2(b), Section 10.2(c) and Section 10.2(f) have been fulfilled.

(e) Third Party Consents. The Company shall have delivered to SPAC duly executed written Consents, in form and substance reasonably satisfactory to SPAC, from each of the counterparties set forth on Schedule 10.2(e) (each, a “Required Third Party Consent”), each of which shall remain in full force and effect as of the Closing and not have been revoked, rescinded, withdrawn or modified since the date on which it was obtained.

(f) Investor Rights Agreement. The Company shall have delivered the Investor Rights Agreement duly executed by the Company.

(g) Share Acquisition. Each Shareholder shall have delivered to SPAC of a duly executed STF in respect of all Company Shares held by such Shareholder, such that, at the Closing (i) SPAC shall acquire 100% of the issued and outstanding Company Shares, free and clear of all Liens (other than restrictions on transfer imposed by virtue of applicable securities Laws), and (ii) no other Equity Securities of the Company (including any options, warrants or rights convertible into or exchangeable for Company Shares) shall remain outstanding.

10.3 Additional Conditions to the Obligations of the Company and the Shareholders. The obligation of the Company and each of the Shareholders to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Key Shareholder on behalf of all Shareholders; provided, that, if such waiver would (i) change any Shareholders allocation in the Allocation Schedule or (ii) treat any Shareholder in a manner disproportionately adverse to other Shareholder, then such waiver must be waived in writing by the affected Shareholders:

(a) Representations and Warranties. (i) The SPAC Fundamental Representations shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of SPAC (other than the SPAC Fundamental Representations) contained in Article 6 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date) except, in the case of this clause (ii), where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

(b) Agreements and Covenants. SPAC shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) No SPAC Material Adverse Effect. Since the date of this Agreement, there has not occurred a SPAC Material Adverse Effect that is continuing.

(d) Backstop Agreement. The Backstop Agreement shall be in full force and effect, and Sponsor (or an Affiliate thereof) shall have complied in all material respects with all covenants, agreements and conditions required by the Backstop Agreement to be complied with by it concurrently with the Closing, except where the failure of such compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of SPAC to consummate the Closing.

(e) Domestication. The Domestication shall have been consummated at least one Business Day prior to the Closing Date.

(f) Officer’s Certificate. SPAC shall have delivered to the Company a certificate signed by an officer of SPAC, dated as of the Closing Date, certifying that the conditions specified in Section 10.3(a), Section 10.3(b) and Section 10.3(c) have been fulfilled.

(g) Investor Rights Agreement. SPAC shall have delivered to the Company the Investor Rights Agreement duly executed by SPAC.

10.4 Frustration of Conditions. None of SPAC or the Company may rely on the failure of any condition set forth in this Article 10 to be satisfied if such failure was primarily caused by such Party’s breach of any of its covenants or obligations set forth in this Agreement.

ARTICLE 11

TERMINATION/EFFECTIVENESS

11.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing, solely:

(a) by mutual written consent of SPAC, the Shareholders and the Company;

(b) by SPAC, if any of the representations or warranties set forth in Article 4 or Article 5 shall not be true and correct or if the Company or any Shareholder has failed to perform or has otherwise breached any of its covenants or agreements set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 10.2(a) or Section 10.2(b) would not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to the Company by SPAC, and (ii) the Termination Date; provided, however, that SPAC is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 10.2(a) or Section 10.2(b) from being satisfied (assuming the Closing occurred as of such date);

(c) by the Shareholders, if any of the representations or warranties set forth in Article 6 shall not be true and correct or if SPAC has failed to perform any covenant or agreement on the part of SPAC set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 10.3(a) or Section 10.3(b) could not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to SPAC by the Company and (ii) the Termination Date; provided, however, none of the Company or Shareholders is then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 10.3(a) or Section 10.3(b) from being satisfied (assuming the Closing occurred as of such date);

(d) by either SPAC or the Shareholders, if the transactions contemplated by this Agreement shall not have been consummated on or prior to January 26, 2027 (the “Termination Date”); provided, that if on the Termination Date, the only conditions to Closing set forth in Article 10 that have not been satisfied or waived are those set forth in Section 10.1(e) (Registration Statement) or Section 10.1(b) (SPAC Shareholder Approval), the Termination Date shall be automatically extended to April 26, 2027 (the “Extended Termination Date”); provided further that (i) the right to terminate this Agreement pursuant to this Section 11.1(d) shall not be available to SPAC if SPAC’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 11.1(d) shall not be available to the Key Shareholder if the Company’s or any Shareholder’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either SPAC or the Shareholders, if any Governmental Authority shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Transactions and such Order or other action shall have become final and nonappealable; or

(f) by either SPAC or the Shareholders, if the SPAC Shareholders Meeting has been held (including any adjournment thereof), has concluded, SPAC’s shareholders have duly voted and the Required SPAC Shareholder Approval was not obtained.

11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall thereupon become null and void and of no further force and effect and there shall be no Liability on the part of any Party to another Party, except that (a) the provisions of Section 9.5, Article 12, and this Section 11.2 shall remain in full force and effect and (b) nothing in this Section 11.2 shall be deemed to (i) release any Party from any Liability for any willful and material breach by such Party of any term of this Agreement prior to the date of termination or in respect of any Fraud Claim or (ii) impair the right of any Party to compel specific performance by any other Party of such other Party’s obligations under this Agreement prior to the valid termination of this Agreement; provided, further, that nothing in this Section 11.2 shall, in any way, limit the waivers against the Trust Account as set forth in Section 12.16.

ARTICLE 12

MISCELLANEOUS

12.1 Survival. None of the representations, warranties, covenants obligations or other agreements of SPAC, the Company and the Shareholders contained in this Agreement or in any other Ancillary Document (including all schedules and exhibits hereto and thereto and all certificates, documents and instruments furnished pursuant to this Agreement on or after the date hereof) shall survive the Closing, except for (a) those covenants and agreements that by their terms expressly contemplate performance in whole or in part after the Closing and (b) Fraud Claims, which shall survive the Closing indefinitely.

12.2 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to SPAC to:

Research Alliance Corporation III

600 Fifth Avenue, 23rd Floor

New York, NY

Attn: [***]

Email: [***]

with a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attn: Kevin Cooper; Lindsey O. Crow; Eric Blanchard

Email: [***]; [***]; [***]

(b)	If to the Company to:

OHB Pediatrics Ltd.

3rd Floor

1 Ashley Road

Altrincham,

Cheshire, UK, WA14 2DT

Attn: [***]

Email: [***]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn:   Jocelyn Arel, Marianne C. Sarazin

Email:  [***]; [***]

(c)	If to any Shareholder, to the address set forth on its signature page hereto with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn:   Jocelyn Arel, Marianne C. Sarazin

Email:  [***]; [***]

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

12.3 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, that the Company may delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of the Company so long as the Company remains fully responsible for the performance of the delegated obligations. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.3 shall be null and void, ab initio.

12.4 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 9.7, Section 12.18 and the two subsequent sentences of this Section 12.4, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 12.10, Section 12.11, Section 12.12 and this Section 12.4 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 12.5 and this Section 12.4 (to the extent related to the foregoing).

12.5 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any SPAC Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-

Party Affiliates, in the case of the Company, and the SPAC Non-Party Affiliates, in the case of SPAC, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, SPAC or any Non-Party Affiliate concerning any Group Company, SPAC, this Agreement or the Transactions.

12.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided, that if the Closing occurs, SPAC shall bear and pay all such fees and expenses of SPAC and the Company.

12.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the laws of the Cayman Islands shall also apply to the Domestication).

12.8 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

12.9 Schedules and Exhibits. All references herein to Schedules, Annexes and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

12.10 Entire Agreement. This Agreement (together with the Schedules, Annexes and Exhibits to this Agreement) and that certain Confidentiality Agreement, dated as of May 22, 2026, between SPAC and the Company (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

12.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the shareholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 11.1 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 12.11.

12.12 Extension; Waiver. The Company prior to the Closing, and the Company and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of SPAC set forth herein, (b) waive any inaccuracies in the representations and warranties of SPAC set forth herein or (c) waive compliance by SPAC with any of the agreements or conditions set forth herein. SPAC may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

12.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

12.14 Jurisdiction; Waiver of Trial by Jury. Any Action based upon, arising out of or related to this Agreement or the Transactions shall be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.14. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

12.15 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement or any other Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of any Transaction Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.1, this being in addition to any other remedy to which they are entitled under any Transaction Agreement or under applicable Law, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of any Transaction Agreement and to enforce specifically the terms and provisions of any Transaction Agreement in accordance with this Section 12.15 shall not be required to provide any bond or other security in connection with any such injunction.

12.16 Trust Account Waiver. Reference is made to the final prospectus of SPAC, filed with the SEC (File No. 333-294549) on May 20, 2026 (the “Prospectus”). The Company acknowledges, agrees and understands that SPAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public shareholders (the “Public Shareholders”), and SPAC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company (on its own behalf and on behalf of its Representatives) hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with SPAC or its Affiliates).

12.17 Conflicts and Privilege.

(a) Each of the Parties, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the shareholders or holders of other equity interests of SPAC or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) prior to the Closing (collectively, the “Sponsor Group”), on the one hand, and (y) the Company and/or any member of the OHB Group, on the other hand, any legal counsel, including Cooley LLP (“Cooley”) and Maples and Calder (Cayman) LLP that represented SPAC and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Sponsor Group, in such dispute even though the interests of such Persons may be directly adverse to the Company, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for SPAC and/or the Sponsor. Each of the Parties, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby) between or among SPAC, the Sponsor and/or any other member of the Sponsor Group, on the one hand, and Cooley, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Closing and belong to the Sponsor Group after the Closing, and shall not pass to or be claimed or controlled by SPAC or the Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company.

(b) Each of the Parties, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Shareholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates prior to the Closing (collectively, the “OHB Group”), on the one hand, and (y) SPAC and/or any member of the Sponsor Group, on the other hand, any legal counsel, including Goodwin Procter LLP (“Goodwin”) that represented the Company prior to the Closing may represent any member of the OHB Group in such dispute even though the interests of such Persons may be directly adverse to SPAC, and even though such counsel may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for SPAC or the Company, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the OHB Group, on the one hand, and Goodwin, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Closing and belong to the OHB Group after the Closing, and shall not pass to or be claimed or controlled by SPAC. Notwithstanding the foregoing, any privileged communications or information shared by SPAC prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of SPAC.

12.18 Placement Agents. Each of Leerink Partners LLC, UBS Securities LLC, Wells Fargo Securities, LLC and LifeSci Capital LLC (together, the “Placement Agents” and each a “Placement Agent”) shall be entitled to rely on the representations and warranties of the Company and the SPAC set forth in Article 4 and Article 6, respectively, as if such representations and warranties were made specifically to the Placement Agents as third-party beneficiaries with respect to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

RESEARCH ALLIANCE CORPORATION III

By:	/s/ Matthew Hammond
Name:	Matthew D. Hammond
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

OHB PEDIATRICS LTD.

By:	/s/ Josh Distler
Name:	Josh Distler
Title:	Director

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

OAK HILL BIO HOLDINGS LTD.

By:	/s/ Josh Distler
Name:	Josh Distler
Title:	Director

Notice Address:

21 Old Littleton Road
Harvard, MA
United States 01451

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

AEF PLUS PRIVATES FUND, LLC
ACTING BY BALYASNY ASSET MANAGEMENT L.P., ITS INVESTMENT ADVISOR

By:	/s/ Mark Romis
Name:	Mark Romis
Title:	Head of Legal, Investment Funds

Notice Address:

c/o Balyasny Asset Management L.P.
444 West Lake Street, 50th Floor
Chicago, IL 60606
Attn: legal department

Email for notices: [***]

Email for share certificates: [***]

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

ATLAS PRIVATE HOLDINGS VIII, LTD.
ACTING BY BALYASNY ASSET MANAGEMENT L.P., ITS INVESTMENT ADVISOR

By:	/s/ Mark Romis
Name:	Mark Romis
Title:	Head of Legal, Investment Funds

c/o Balyasny Asset Management L.P.
444 West Lake Street, 50th Floor
Chicago, IL 60606
Attn: legal department

Email for notices: [***]

Email for share certificates: [***]

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

VENBIO GLOBAL STRATEGIC FUND V, L.P.
ACTING BY VENBIO GLOBAL STRATEGICS GP V, LLC, ITS GENERAL PARTNER

By:	/s/ Richard Gaster
Name:	Richard Gaster
Title:	Managing Partner

Notice Address:

700 Owens Street, Suite 595
San Francisco, CA 94158

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

KCAP BIOTECHNOLOGY FUND, LP

By:	/s/ Douglas Fambrough
Name:	Douglas Fambrough
Title:	Managing Member, Kuahiwi Capital LLC

Notice Address:

101 Huntington Ave, Suite 505
Boston, MA 02199
United States

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

ATHANOR CAPITAL

By:	/s/ Diana Thiara
Name:	Diana Thiara
Title:	MD

Notice Address:

PO Box 897
Windward 1
Cayman Islands
Grand Cayman
KY1-1103

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

SEMANTI D. KULKARNI TRUST

By:	/s/ Semanti D. Kulkarni
Name:	Semanti D. Kulkarni
Title:	Trustee

Notice Address:

9400 SW 60th Ct
Miami
United States
FL 33156

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

JANUS HENDERSON BIOTECH INNOVATION MASTER FUND LIMITED. ACTING BY JANUS HENDERSON INVESTORS US LLC, ITS INVESTMENT ADVISOR

By:	/s/ Agustin Mohedas
Name:	Agustin Mohedas
Title:	Authorized Signatory

Notice Address:

[Signature Page to Business Combination Agreement]

Annex A

Required Governing Documents Proposal

Exhibit A

Form of Sponsor Letter Agreement

[Filed Separately]

Exhibit B

Form of Subscription Agreement

[Filed Separately]

Exhibit C

Form of Investor Rights Agreement

[Filed Separately]

Exhibit D

Form of SPAC Charter Upon Domestication

CERTIFICATE OF INCORPORATION

OF

[•]

ARTICLE I

The name of the Corporation is [•].

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is [•]. The name of its registered agent at such address is [•].

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is [•], of which (i) [•] shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) [•] shares shall be a class designated as preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Except as otherwise provided in any certificate of designation of any series of Preferred Stock, the number of authorized shares of the class of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor. For the avoidance of doubt, the elimination and reduction of the voting requirements of Section 242 of the DGCL, as permitted by Section 242(d) of the DGCL, shall apply to any amendments to the Amended and Restated Certificate of Incorporation (the “Certificate”).

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Preferred Stock and except as provided by law or in this Certificate (including any certificate of designation of any series of Preferred Stock):

(a) the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any amendment to a certificate of designation of any series of Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (including any certificate of designation of any series of Preferred Stock) or pursuant to the DGCL;

(b) dividends may be declared and paid or set apart for payment upon the shares of Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when, as and if declared by the Board of Directors of the Corporation (the “Board”) or any authorized committee thereof; and

(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized to provide by resolution or resolutions for, out of the unissued shares of Preferred Stock, the issuance of the shares of Preferred Stock in one or more series of such stock, and by filing a certificate of designation pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof, all to the fullest extent now or hereafter permitted by the DGCL. The powers, preferences and relative, participating, optional and other special rights of each such series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

3

ARTICLE V

STOCKHOLDER ACTION

1. Action without Meeting. Subject to the rights, if any, of the holders of shares of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a consent of stockholders in lieu thereof.

2. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of shares of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

ARTICLE VI

DIRECTORS

1. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2. Number of Directors; Term of Office. Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the number of directors of the Corporation (the “Directors”) shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The term of office of the initial Class I Directors shall expire at the first regularly-scheduled annual meeting of stockholders following the initial effectiveness of this certificate. The term of office of the initial Class II Directors shall expire at the second annual meeting of stockholders following the initial effectiveness of this certificate. The term of office of the initial Class III Directors shall expire at the third annual meeting of stockholders following the initial effectiveness of this certificate. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification of the Board of Directors becomes effective. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office

4

until their successors are duly elected and qualified or until their earlier resignation, death, disqualification or removal. No decrease in the number of Directors shall shorten the term of any incumbent Director. There shall be no cumulative voting in the election of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation so provide.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect additional Directors, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate, including any certificate of designation applicable to such series of Preferred Stock. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of Directors shall automatically be increased by such specified number of Directors, and the holders of such Preferred Stock shall be entitled to elect the additional Directors so provided for or fixed pursuant to said provisions, and (ii) each such additional Director shall serve until such Director’s successor shall have been duly elected and qualified, or until such Director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such Director’s earlier death, resignation, retirement, disqualification or removal. Notwithstanding any other provision of this Certificate of Incorporation, except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional Directors, shall forthwith terminate (in which case each such Director shall thereupon cease to be qualified as, and shall cease to be, a Director) and the total authorized number of Directors shall automatically be reduced accordingly.

3. Vacancies and Newly Created Directorships. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies and newly created directorships in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, or by a sole remaining Director, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until such Director’s earlier resignation, disqualification, death or removal. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI.3 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

5

4. Removal. Subject to the rights, if any, of any series of Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director may be removed from office (i) only for cause and (ii) only by the affirmative vote of the holders not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock then entitled to vote at an election of Directors.

ARTICLE VII

LIMITATION OF LIABILITY

1. Directors. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended from time to time, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of such Director’s fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

2. Officers. To the fullest extent permitted by the DGCL, as the same exists or may thereafter be amended from time to time, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of such Officer’s fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article VII, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service by the delivery of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).

3. Indemnification. The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any Person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

6

4. Amendment or Modification. Any amendment, repeal or modification of this Article VII or any amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director or Officer, as applicable, at the time of such amendment, repeal or modification.

ARTICLE VIII

AMENDMENT OF BYLAWS

1. Amendment by Directors. Except as otherwise provided by law, the Bylaws of the Corporation may be adopted, amended or repealed by the Board of Directors.

2. Amendment by Stockholders. Except as otherwise provided therein, the Bylaws of the Corporation may be amended or repealed by the stockholders by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. For the avoidance of doubt, the provisions of Sections 242(d)(1) and (d)(2) of the DGCL shall apply to the Corporation.

[End of Text]

7

THIS CERTIFICATE OF INCORPORATION is executed as of this [•] day of [•], 2026.

[•]

By:
Name:
Title:

Exhibit E

Form of SPAC Bylaws Upon Domestication

AMENDED AND RESTATED

BYLAWS

OF

[●]

(the “Corporation”)

ARTICLE I

Stockholders

SECTION 1. Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these Bylaws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States that is fixed by or in the manner determined by the Board of Directors and stated in the notice of the meeting, which time, date and place may subsequently be changed at any time, before or after the notice for such meeting has been sent to the stockholders, by vote of the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation (the “Board of Directors”) and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice of the Annual Meeting provided for in this Bylaw, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this Bylaw as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2), (3) and (4) of this Bylaw to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this Bylaw, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2) For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this Bylaw, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this Bylaw and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this Bylaw. To be timely, a stockholder’s written notice must be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the ninetieth (90th) day nor earlier than 5:00 p.m. Eastern Time on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting was held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than 5:00 p.m. Eastern time on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, for the first Annual Meeting following the effectiveness of these Bylaws, a stockholder’s notice shall be timely if received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such Annual Meeting is first made or sent by the Corporation. Such stockholder’s Timely Notice shall set forth or include:

(A) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the Corporation that are held of record or are beneficially owned by the nominee or its Affiliates or Associates (each as defined below) and any Synthetic Equity Interest (as defined below) held or beneficially owned by the nominee or its Affiliates or Associates, (iv) a description of all agreements, arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (v) a questionnaire with respect to the background and qualifications of the nominee completed by the nominee in the form provided by the Corporation (which questionnaire shall be provided by the

2

Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request), (vi) a representation and agreement in the form provided by the Corporation (which form shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request) that: (a) such proposed nominee is not and will not become party to any agreement, arrangement or understanding with any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (b) such proposed nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (c) such proposed nominee would, if elected as a director, comply with all applicable rules and regulations of the exchanges upon which shares of the Corporation’s capital stock trade, each of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality, stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and, if elected as a director of the Corporation, such person currently would be in compliance with any such policies and guidelines that have been publicly disclosed; (d) such proposed nominee intends to serve as a director for the full term for which he or she is to stand for election; and (e) such proposed nominee will promptly provide to the Corporation such other information as it may reasonably request to determine the eligibility of such proposed nominee to serve on any committee or sub-committee of the Board of Directors under any applicable stock exchange listing requirements or applicable law, or that the Board of Directors reasonably determines could be material to a reasonable stockholder’s understanding of the background, qualifications, experience, independence, or lack thereof, of such proposed nominee; and (vii) any other information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B) as to any other business that the stockholder proposes to bring before the meeting: a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text, if any, of any resolutions or Bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);

3

(C) (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation that are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its Affiliates or Associates, including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its Affiliates or Associates has a right to acquire beneficial ownership at any time in the future (whether or not such right is exercisable immediately or only after the passage of time or upon the satisfaction of any conditions or both) pursuant to any agreement, arrangement or understanding (whether or not in writing), (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its Affiliates or Associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including, without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (1) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person or any of its Affiliates or Associates and (2) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person or any of its Affiliates or Associates has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person or any of its Affiliates or Associates that are separated or separable from the underlying shares of the Corporation, (e) if such Proposing Person is not a natural person, the identity of the natural person or persons responsible for making voting and investment decisions (including director nominations and any other business that the stockholder proposes to bring before a meeting) on behalf of the Proposing Person (irrespective of whether such person or persons have “beneficial ownership” for purposes of Rule 13d-3 of the Exchange Act of any securities owned of record or beneficially by the Proposing Person) (such person or persons, the “Responsible Person”), (f) any pending or threatened litigation in which such Proposing Person or any of its Affiliates or Associates or any Responsible Person is a party involving the Corporation or any of its officers or directors, or any Affiliate of the Corporation, , and (g) any other information relating to such Proposing Person or any of its Affiliates or Associates that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (a) through (g) are referred to, collectively, as “Material Ownership Interests”); provided, however, that the Material Ownership Interests shall not include any such disclosures with respect to the ordinary course

4

business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder of record directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(D) (i) a description of all agreements, arrangements or understandings to which any Proposing Person or any of its Affiliates or Associates is a party (whether the counterparty or counterparties are a Proposing Person or any Affiliate or Associate thereof, on the one hand, or one or more other third parties, on the other hand, (including any proposed nominee(s)) (a) pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders or (b) entered into for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding) and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to be providing financial support or meaningful assistance in furtherance of the nomination(s) or other business proposed to be brought before the meeting of stockholders and, to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E) a statement (i) that the stockholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting, a representation that such stockholder intends to appear in person or by proxy at the meeting to propose such business or nominees and an acknowledgement that, if such stockholder (or a qualified representative of such stockholder) does not appear to present such business or proposed nominees, as applicable, at such meeting, the Corporation need not present such business or proposed nominees for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation, (ii) whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, (a) will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least 67 percent of the voting power of all of the shares of capital stock of the Corporation entitled to vote on the election of directors or (b) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, as applicable, (iii) providing a representation as to whether or not such Proposing Person intends to solicit proxies in support of director nominees other than the Corporation’s director nominees in accordance with Rule 14a-19 promulgated under the Exchange Act and (iv) that the stockholder will provide any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (such statement, the “Solicitation Statement”).

5

For purposes of this Article I, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2, each of the terms “Affiliates” and “Associates” shall have the meaning attributed to such term in Rule 12b-2 under the Exchange Act. For purposes of this Section 2, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” or securities lending agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit, or share in any profit, or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of, or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, or (c) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3) A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than 5:00 p.m. Eastern time on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting). For the avoidance of doubt, the obligation to update as set forth in this Section 2(a)(3) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder, or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders. Notwithstanding the foregoing, if a Proposing Person no longer plans to solicit proxies in accordance with its representation pursuant to Article I, Section 2(a)(2)(E), such Proposing Person shall inform the Corporation of this change by delivering a written notice to the Secretary at

6

the principal executive offices of the Corporation no later than two (2) business days after making the determination not to proceed with a solicitation of proxies. A Proposing Person shall also update its notice so that the information required by Article I, Section 2(a)(2)(C) is current through the date of the meeting or any adjournment, postponement or rescheduling thereof, and such update shall be delivered in writing to the secretary at the principal executive offices of the Corporation no later than two (2) business days after the occurrence of any material change to the information previously disclosed pursuant to Article I, Section 2(a)(2)(C).

(4) Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than 5:00 p.m. Eastern time on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) General.

(1) Only such persons who are nominated in accordance with the provisions of this Bylaw shall be eligible for election and to serve as directors, and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this Bylaw or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this Bylaw. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this Bylaw, the chair of the meeting (as defined in Section 9 of this Article I) shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this Bylaw. If the Board of Directors or a designated committee thereof or the chair of the meeting, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this Bylaw, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2) Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

7

(3) Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the chair of the meeting at the meeting of stockholders.

(4) For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, including, but not limited to, Rule 14a-19 of the Exchange Act, with respect to the matters set forth in this Bylaw. If a stockholder fails to comply with any applicable requirements of the Exchange Act, including, but not limited to, Rule 14a-19 promulgated thereunder, such stockholder’s proposed nomination or proposed business shall be deemed to have not been made in compliance with this Bylaw and shall be disregarded.

(6) Further notwithstanding the foregoing provisions of this Bylaw, unless otherwise required by law, (i) no Proposing Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Proposing Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder with timely notice and (ii) if any Proposing Person (A) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, (B) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder with timely notice and (C) no other Proposing Person has provided notice pursuant to, and in compliance with, Rule 14a-19 under the Exchange Act that it intends to solicit proxies in support of the election of such proposed nominee in accordance with Rule 14a-19(b) under the Exchange Act, then such proposed nominee shall be disqualified from nomination, the Corporation shall disregard the nomination of such proposed nominee and no vote on the election of such proposed nominee shall occur. Upon request by the Corporation, if any Proposing Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Proposing Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting date, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

8

(7) The number of nominees a stockholder may nominate for election at the Annual Meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the Annual Meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such Annual Meeting. A stockholder may not designate any substitute nominees unless the stockholder provides timely notice of such substitute nominee(s) in accordance with these By-laws (and such notice contains all of the information, representations, questionnaires and certifications with respect to such substitute nominee(s) that are required by the By-laws with respect to nominees for director).

SECTION 3. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board of Directors. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these Bylaws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these Bylaws and the provisions of Article I, Section 2 of these Bylaws shall govern such special meeting.

SECTION 4. Notice of Meetings; Adjournments.

(a) A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

(b) Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall also state the purpose or purposes for which the meeting has been called.

(c) Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

9

(d) The Board of Directors may postpone and reschedule or cancel any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I.

(e) When any meeting is convened, the chair of the meeting or the stockholders present or represented by proxy at such meeting may adjourn the meeting from time to time for any reason, regardless of whether a quorum is present, to reconvene at any other time and at any place at which a meeting of stockholders may be held under these Bylaws. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with this Section 4; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these Bylaws, is entitled to such notice.

SECTION 5. Quorum. Except as otherwise provided by law, the certificate of incorporation or these Bylaws, at each meeting of stockholders, the presence in person or by remote communication, if applicable, or represented by proxy, of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. If less than a quorum is present at a meeting, the chair of the meeting or the holders of voting stock, by the affirmative vote of a majority of the voting power present in person or by proxy and entitled to vote thereon, may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as otherwise provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

10

SECTION 6. Voting and Proxies.

(a) The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Article IV, Section 4 of these Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them. In the event the Corporation receives proxies for disqualified or withdrawn nominees for the Board of Directors, such votes for such disqualified or withdrawn nominees in the proxies will be treated as abstentions.

(b) Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

SECTION 7. Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

SECTION 8. Stockholder Lists. The Corporation shall prepare, no later than the tenth (10th) day before each Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date in the manner provided by law.

SECTION 9. Conduct of Meeting. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with rules, regulations and procedures adopted by the Board of Directors, the chair of the meeting shall have the right to prescribe such

11

rules, regulations and procedures and to do all such acts, as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present at the meeting; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) the determination of the circumstances in which any person may make a statement or ask questions and limitations on the time allotted to questions or comments; (f) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (g) the exclusion or removal of any stockholders or any other individual who refuses to comply with meeting rules, regulations, or procedures; (h) restrictions on the use of audio and video recording devices, cell phones and other electronic devices; (i) rules, regulations and procedures for compliance with any federal, state or local laws or regulations (including those concerning safety, health or security); (j) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting; and (k) rules, regulations or procedures regarding the participation by means of remote communication of stockholders and proxy holders not physically present at a meeting, whether such meeting is to be held at a designated place or solely by means of remote communication. The chair of the meeting shall be: (i) such person as the Board of Directors shall have designated to preside over all meetings of the stockholders; (ii) if the Board of Directors has not so designated such a chair of the meeting or if the chair of the meeting is unable to so preside or is absent, then the Chairperson of the Board, if one is elected; (iii) if the Board of Directors has not so designated a chair of the meeting and there is no Chairperson of the Board, or if the chair of the meeting or the Chairperson of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected; or (iv) in the absence or inability to serve of any of the aforementioned persons, the President of the Corporation. Unless and to the extent determined by the Board of Directors or the chair of the meeting, the chair of the meeting shall not be obligated to adopt or follow any technical, formal or parliamentary rules or principles of procedure. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chair of the meeting appoints.

SECTION 10. Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or three inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The chair of the meeting may review all determinations made by the inspectors, and in so doing the chair of the meeting shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the chair of the meeting, shall be subject to further review by any court of competent jurisdiction.

12

ARTICLE II

Directors

SECTION 1. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by the Certificate or required by law.

SECTION 2. Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors, provided the Board of Directors shall consist of at least one (1) member. The directors shall hold office in the manner provided in the Certificate.

SECTION 3. Qualification. No director need be a stockholder of the Corporation.

SECTION 4. Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5. Removal. Directors may be removed from office only in the manner provided in the Certificate or by applicable law.

SECTION 6. Resignation. A director may resign at any time by electronic transmission or by giving written notice to the Chairperson of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7. Regular Meetings. Regular meetings of the Board of Directors may be held at such hour, date and place (if any) as the Board of Directors may from time to time determine and publicize by means of reasonable notice given to any director who is not present when such determination is made.

SECTION 8. Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairperson of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place (if any) thereof. Notice thereof shall be given to each director as provided in Section 9 of this Article II.

SECTION 9. Notice of Meetings. Notice of the hour, date and place (if any) of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairperson of the Board, if one is elected, the President or such other officer designated by the Chairperson of the Board, if one is elected, or any one of the directors calling the meeting. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to

13

his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting provided, however, that if the person or persons calling the meeting determine that it is otherwise necessary or advisable to hold the meeting sooner, then such person or persons may prescribe a shorter time period for notice to be given personally or by telephone, facsimile, electronic mail or other similar means of communication. Such notice shall be deemed to be delivered when hand-delivered to such address; read to such director by telephone; deposited in the mail so addressed, with postage thereon prepaid, if mailed; or dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communication. A written waiver of notice signed or electronically transmitted before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10. Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business that might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this Article II, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11. Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the affirmative vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these Bylaws.

SECTION 12. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission. After such action is taken, the writing or writings or electronic transmission or transmissions shall be filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13. Manner of Participation. Directors may participate in meetings of the Board of Directors by means of video conference, conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these Bylaws.

14

SECTION 14. Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairperson of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairperson of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

SECTION 15. Committees. The Board of Directors may designate one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers to such committee(s) except those which by law, by the Certificate or by these Bylaws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these Bylaws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings.

SECTION 16. Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees shall not receive any salary or other compensation for their services as directors of the Corporation.

SECTION 17. Emergency By-laws. In the event of any emergency, disaster, catastrophe or other similar emergency condition of a type described in Section 110(a) of the DGCL (an “Emergency”), notwithstanding any different or conflicting provisions in the DGCL, the Certificate or these By-laws, during such Emergency:

(a) A meeting of the Board of Directors or a committee thereof may be called by any director, the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary by such means as, in the judgment of the person calling the meeting, may be feasible at the time, and notice of any such meeting of the Board of Directors or any committee may be given, in the judgment of the person calling the meeting, only to such directors as it may be feasible to reach at the time and by such means as may be feasible at the time. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.

(b) The director or directors in attendance at a meeting called in accordance with Section 17(a) of this Article II shall constitute a quorum.

(c) No officer, director or employee acting in accordance with this Section 17 shall be liable except for willful misconduct. No amendment, repeal or change to this Section 17 shall modify the prior sentence with regard to actions taken prior to the time of such amendment, repeal or change.

15

ARTICLE III

Officers

SECTION 1. Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairperson of the Board, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine. Any number of offices may be held by the same person. The salaries and other compensation of the officers of the Corporation will be fixed by or in the manner designated by the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility.

SECTION 2. Election. The Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors or by such officers delegated such authority by the Board of Directors.

SECTION 3. Qualification. No officer need be a stockholder or a director.

SECTION 4. Tenure. Except as otherwise provided by the Certificate or by these Bylaws, each of the officers of the Corporation shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

SECTION 5. Resignation and Removal. Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. Except as otherwise provided by law or by resolution of the Board of Directors, the Board of Directors may remove any officer. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his or her resignation or removal, or any right to damages on account of such removal, whether his or her compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.

SECTION 6. Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 7. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

SECTION 8. President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

16

SECTION 9. Chairperson of the Board. The Chairperson of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10. Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 11. Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 12. Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13. Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 14. Other Powers and Duties. Subject to these Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

SECTION 15. Representation of Shares of Other Corporations. The Chairperson of the Board, the President, any Vice President, the Treasurer, the Secretary or Assistant Secretary of this Corporation, or any other person authorized by the Board of Directors or the President or a Vice President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all securities of any other entity or entities standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

17

SECTION 16. Bonded Officers. The Board of Directors may require any officer to give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors upon such terms and conditions as the Board of Directors may specify, including, without limitation, a bond for the faithful performance of his or her duties and for the restoration to the Corporation of all property in his or her possession or under his or her control belonging to the Corporation.

ARTICLE IV

Capital Stock

SECTION 1. Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by any two authorized officers of the Corporation. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws, the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance or subsequent transfer.

SECTION 2. Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

SECTION 3. Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

18

SECTION 4. Record Holders. Except as may otherwise be required by law, by the Certificate or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

SECTION 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 p.m. Eastern time on the day next preceding the day on which notice is given, or, if notice is waived, at 5:00 p.m. Eastern time on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be 5:00 p.m. Eastern time on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 6. Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

ARTICLE V

Indemnification

SECTION 1. Definitions. For purposes of this Article V:

(a) “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

19

(b) “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c) “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d) “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e) “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f) “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g) “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h) “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i) “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

SECTION 2. Indemnification of Directors and Officers.

(a) Subject to the operation of Section 4 of this Article V, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment,

20

only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(1) Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2) Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery of the State of Delaware or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3) Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4) Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these Bylaws in accordance with the provisions set forth herein.

21

SECTION 3. Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V, each Non-Officer Employee may, in the discretion of the Board of Directors, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors.

SECTION 4. Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion or (d) by the stockholders of the Corporation.

SECTION 5. Advancement of Expenses to Directors Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these Bylaws.

22

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 7. Contractual Nature of Rights.

(a) The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is

23

commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 8. Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right that any Director, Officer or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

SECTION 10. Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

24

SECTION 11. Savings Clause. If this Article V or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each indemnitee as to any expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, as amended) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE VI

Miscellaneous Provisions

SECTION 1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2. Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3. Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairperson of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or an executive committee of the Board of Directors may authorize or determine.

SECTION 4. Voting of Securities. Unless the Board of Directors otherwise provides, the Chairperson of the Board, if one is elected, the President or the Treasurer may waive notice of, and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or stockholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5. Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6. Corporate Records. The original or attested copies of the Certificate, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or in such manner as may be permitted by law.

25

SECTION 7. Certificate. All references in these Bylaws to the Certificate shall be deemed to refer to the Certificate, as amended and/or restated and in effect from time to time.

SECTION 8. Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this sentence will not apply to any causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, as amended, the Exchange Act, or the respective rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.

SECTION 9. Amendment of Bylaws.

(a) Amendment by Directors. Except as otherwise required by law, these Bylaws may be amended or repealed by the Board of Directors.

(b) Amendment by Stockholders. Except as otherwise provided herein, the Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or at any special meeting of stockholders called for such purpose, by the affirmative vote of the holders of not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

SECTION 10. Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

26

SECTION 11. Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted [•], 2026 and effective as of [•], 2026.

27

Exhibit F

Form of Company SAFE

[Filed Separately]

Exhibit G

Form of Backstop Agreement

[Filed Separately]

Exhibit H

Form of Lock-Up Agreement

[Filed Separately]

Schedule 1(a)

Shareholders

Schedule 1(b)

PIPE Investors

Schedule 1(c)

Investor Rights Agreement Parties

Schedule 1(d)

Lock-Up Parties

Schedule 7.5

Business Employees

Schedule 7.8

Certain Company Agreements

Schedule 8.5(b)

Post-Closing Directors

Schedule 8.5(d)

Post-Closing Officers

Schedule 10.2(e)

Required Third Party Consents

Exhibit 10.1

SPONSOR LETTER AGREEMENT

This Sponsor Letter Agreement (this “Agreement”), dated as of July 26, 2026, is made by and among Research Alliance Holdings III LLC, a Cayman Islands limited liability company (the “Sponsor”), Research Alliance Corporation III, a Cayman Islands exempted company (“RACC”), the other holders of RACC Class B ordinary shares, par value $0.0001 per share (the “Class B Shares”) set forth on Schedule I hereto (the “Other Class B Holders”, and together with the Sponsor, collectively, the “Class B Holders”), and OHB Pediatrics Ltd. (company number 15958711 incorporated under the laws of England and Wales) (the “Company”). The Sponsor, the Other Class B Holders, RACC and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, RACC, the Company and certain other parties thereto entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”).

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, (a) the Class B Holders will vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Domestication and the Share Acquisition) and (b) the Class B Holders will agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of RACC or any other anti-dilution or similar protection with respect to all of the RACC Class B Shares related to the transactions contemplated by the Business Combination Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote. Each Class B Holder hereby agrees to vote at any meeting of the shareholders of RACC, and in any action by written resolution of the shareholders of RACC, all of such Class B Holder’s RACC Class B Shares (together with any other Equity Securities of RACC that such Class B Holder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject RACC Equity Securities”) in favor of the Transaction Proposals.

2. Waiver of Anti-dilution Protection. Each Class B Holder hereby (a) waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its, successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Memorandum and Articles of Association of RACC, and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the RACC Class B Shares held by him, her or it convert into RACC Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

3. Transfer of Shares.

(a) Each Class B Holder hereby agrees that he, she or it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject RACC Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of his, her or its Subject RACC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of his, her or its Subject RACC Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of his, her or its Subject RACC Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of his, her or its Subject RACC Equity Securities even if such Subject RACC Equity Securities would be disposed of by a person other than such Class B Holder or (v) take any action that would have the effect of preventing or materially delaying the performance of his, her or its obligations

1

hereunder; provided, however, that the foregoing shall not apply to any Transfer (A) to RACC’s officers or directors, any affiliates or family member of any of RACC’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement; and (F) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

(b) In furtherance of the foregoing, RACC hereby agrees to (i) place revocable stop transfer instructions to RACC’s transfer agent on all Subject RACC Equity Securities subject to Section 3(a), including those which may be covered by a registration statement against the Transfer of any Subject RACC Equity Securities except in compliance with Section 3(a); for the avoidance of doubt, the obligations of RACC under this Section 3(b) shall be deemed to be satisfied by the existence of any similar stop transfer instructions currently existing on the Subject RACC Equity Securities.

4. Other Covenants. Each Class B Holder hereby agrees to be bound by and subject to (i) Sections 9.2 (Confidentiality) and 9.4 (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Class B Holder is directly a party thereto, and (ii) Section 9.6 (Exclusivity) of the Business Combination Agreement to the same extent as such provisions apply to RACC as if such Class B Holder is directly party thereto.

5. Termination of RACC Class B Shares Lock-up Period. Each Class B Holder and RACC hereby agree that effective as of the consummation of the Closing (and not before), Section 5 of that certain Letter Agreement, dated May 19, 2026, by and among RACC, the Class B Holders and each executive officer of RACC (the “Class B Holder Agreement”), shall be amended and restated in its entirety as follows:

“5. Reserved.”

The amendment and restatement set forth in this Section 5 shall be void and of no force and effect with respect to the Sponsor and the Insiders if that certain initial business combination agreement, dated July 26, 2026 shall be terminated for any reason in accordance with its terms. Each Sponsor and Insider acknowledges that they shall be bound by the terms of those certain lock-up agreements, dated as of the date of consummation of the business combination pursuant to the terms of that certain initial business combination agreement, dated July 26, 2026.

6. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 6(b) hereof shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 5 and 10 shall each survive the termination of this Agreement pursuant to Section 6(a) hereof and (iii) Sections 7, 8, 9 and 10 shall survive any termination of this Agreement. For purposes of this Section 6, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) causing such Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

2

7. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any SPAC Non-Party Affiliate (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company Non-Party Affiliates or the SPAC Non-Party Affiliates (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Class B Holder makes no agreement or understanding herein in any capacity other than in such Class B Holder’s capacity as a record holder and beneficial owner of the Subject RACC Equity Securities, and not, in the case of each Other Class B Holder in such Other Class B Holder’s capacity as a SPAC Related Party, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class B Holder or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any SPAC Related Party or as a SPAC Related Party, in each case, acting in such person’s capacity as a SPAC Related Party.

9. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

10. Incorporation by Reference. Sections 12.1 (Survival), 12.2 (Notices), 12.3 (Assignment), 12.4 (Parties in Interest), 12.7 (Governing Law), 12.8 (Captions; Counterparts), 12.10 (Entire Agreement), 12.11 (Amendments), 12.13 (Severability), 12.14 (Jurisdiction; Waiver of Trial by Jury), 12.15 (Enforcement), 12.16 (Trust Account Waiver) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

3

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

RESEARCH ALLIANCE HOLDINGS III LLC

By:	/s/ Matthew Hammond
Name:	Matthew Hammond
Title:	Authorized Signatory

RESEARCH ALLIANCE CORPORATION III

By:	/s/ Matthew Hammond
Name:	Matthew Hammond
Title:	Chief Executive Officer

OHB PEDIATRICS LTD.

By:	/s/ Josh Distler
Name:	Josh Distler
Title:	Director

CLASS B HOLDERS:

By:	/s/ Michael F. MacLean
Michael F. MacLean

By:	/s/ Timothy J. Miller
Timothy J. Miller

SIGNATURE PAGE TO THE SPONSOR LETTER AGREEMENT

4

SCHEDULE I

OTHER CLASS B HOLDERS

1.	Michael F. MacLean

2.	Timothy J. Miller

5

Exhibit 10.2

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

OHB PEDIATRICS LTD.

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the “Investor”) of $[_____________] (the “Purchase Amount”) to an account provided by OHB Pediatrics Ltd., company number 15958711 incorporated under the laws of England and Wales (the “Company”) on or about [•], 2026, the Company issues to the Investor the right to certain shares of the Company’s Capital Shares, subject to the terms described below.

1. Events

(a) Conversion Events.

(i) In the event of a consummation of the RACC deSPAC, immediately prior to the consummation of the Share Acquisition on the Closing Date (each as defined in the Business Combination Agreement), this Safe will convert into an amount of Ordinary Shares of the Company, £0.000001 each, equal to the Purchase Amount plus accrued and unpaid Premium divided by the Safe Price. The Investor will exchange such Ordinary Shares for shares of SPAC Common Shares (as defined in the Business Combination Agreement) pursuant to the terms and conditions of the Business Combination Agreement; or

(ii) In the event the RACC deSPAC is not consummated and the Business Combination Agreement is terminated in accordance with the terms thereof, this Safe will, upon the initial closing of an Equity Financing, automatically convert into the number of shares of Safe Preferred Shares equal to the Purchase Amount plus accrued and unpaid Premium divided by the Conversion Price;

(iii) If this Safe remains outstanding eighteen (18) months following the date of execution hereof, then this Safe shall convert into shares of the Company’s Series A Preferred Shares, £0.000001 each, (the “Series A Preferred Shares”) in an amount equal to the Purchase Amount plus accrued and unpaid Premium divided by the original issue price of the Series A Preferred Shares (as adjusted for any share dividend, share split, combination or other similar recapitalization with respect to the Series A Preferred Shares).

In connection with the automatic conversion of this Safe into shares of Standard Preferred Shares or Safe Preferred Shares, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Shares, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below and the “MFN” Amendment Provision in Section 3 below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount plus accrued and unpaid Premium (the “Cash-Out Amount”) or (ii) the amount payable on the number of shares of Common Shares equal to the Purchase Amount plus accrued and unpaid Premium divided by the Liquidity Price (the “Conversion Amount”). If any of the Company’s securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor’s failure to satisfy any requirement or limitation generally applicable to the Company’s securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event (other than a deSPAC Transaction) or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Shares. The Investor’s right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Shares);

(ii) On par with payments for other Safes and/or Preferred Shares, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Shares, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Shares in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Shares.

The Investor’s right to receive its Cash-Out Amount is (A) on par with payments for Common Shares and other Safes and/or Preferred Shares who are also receiving Cash-Out Amounts or Proceeds on a similar as-converted to Common Shares basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Shares to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c); provided, however, that Section 6(h) will survive any termination of this Safe other than a termination resulting from the issuance of Capital Shares to the Investor pursuant to Section 1(a)(i), and will remain in full force and effect in accordance with its terms.

2. Definitions

“Business Combination Agreement” means that certain Business Combination Agreement by and among, Research Alliance Corporation III, the Company and the shareholders named therein dated July [•], 2026.

“Capital Shares” means the shares of the Company, including, without limitation, the “Common Shares” and the “Preferred Shares.”

“Change of Control” means (i) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company’s board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company; provided the RACC deSPAC and a deSPAC Transaction will not be considered a Change of Control.

“Company Capitalization” is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Shares basis):

•	Includes all shares of Capital Shares issued and outstanding;

•	Includes all Converting Securities;

•	Includes all issued and outstanding Options; and

•	Includes the Unissued Option Pool.

For the avoidance of doubt, in respect of the RACC deSPAC, the Company Capitalization shall be equal to the Fully-Diluted Shares (as defined in the Business Combination Agreement).

“Conversion Price” means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Shares.

“Converting Securities” includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Shares.

“deSPAC Transaction” means a transaction in which the Company’s Capital Shares is exchanged for or otherwise converted into securities that are publicly listed, or contemplated to be publicly listed pursuant to the transaction governing such exchange or conversion, on a securities exchange, excluding an Initial Public Offering or Direct Listing, but including through a merger, acquisition, business combination or similar transaction, in one transaction or series of related transactions, involving a vehicle commonly known as a special purpose acquisition company (SPAC), reverse merger or otherwise.

“Direct Listing” means the Company’s initial listing of its Common Shares (other than shares of Common Shares not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital shares of the Company for resale, as approved by the Company’s board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

“Discount Price” means the price per share of the Standard Preferred Shares sold in the Equity Financing multiplied by the Discount Rate; provided, however ,that the Discount Price shall not be lower than original issue price of the Company’s Series A Preferred Shares (as adjusted for any share dividend, share split, combination or other similar recapitalization with respect to the Series A Preferred Shares).

“Discount Rate” is 85%.

“Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

“Dividend Amount” means, with respect to any date on which the Company pays a dividend on its outstanding Common Shares, the amount of such dividend that is paid per share of Common Shares multiplied by (x) the Purchase Amount plus accrued and unpaid Premium divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

“Equity Financing” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

“Initial Public Offering” means the closing of the Company’s first firm commitment underwritten initial public offering of Common Shares pursuant to a registration statement filed under the Securities Act

“Liquidity Capitalization” is calculated as of immediately prior to the Liquidity Event (or, in the case of a conversion pursuant to Section 1(a)(iii), immediately prior to such conversion), and (without double- counting, in each case calculated on an as-converted to Common Shares basis):

•	Includes all shares of Capital Shares issued and outstanding;

•	Includes all issued and outstanding Options to the extent such Options receive Proceeds in a Liquidity Event (whether vested or unvested);

•

Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Shares) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar “as-converted” payments; and

•	Excludes the Unissued Option Pool.

“Liquidity Event” means a Change of Control, a Direct Listing, an Initial Public Offering or a deSPAC Transaction other than the RACC deSPAC.

“Liquidity Price” means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

“Options” includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

“Post-Money Valuation Cap” means $205 million plus any accrued and unpaid Premium on the Purchase Amount.

“Premium” shall accrue at a rate of 8% per annum, compounded annually. Premium shall commence with the date hereof and shall continue on the outstanding Purchase Amount until paid in full or converted. Premium shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

“Proceeds” means cash and other assets (including without limitation Shares consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

“RACC deSPAC” means the deSPAC Transaction contemplated in the Business Combination Agreement and each Ancillary Document (as defined in the Business Combination Agreement).

“Safe” means an instrument containing a future right to shares of Capital Shares, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company’s business operations. References to “this Safe” mean this specific instrument.

“Safe Preferred Shares” means the shares of the series of Preferred Shares issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Shares, other than with respect to: (i) the per share liquidation preference and the initial conversion price (including for purposes of price-based anti-dilution protection), which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

“Safe Price” means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization; provided, however, that the Safe Price shall not be lower than original issue price of the Company’s Series A Preferred Shares (as adjusted for any share dividend, share split, combination or other similar recapitalization with respect to the Series A Preferred Shares).

“Standard Preferred Shares” means the shares of the series of Preferred Shares issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

“Subsequent Convertible Securities” means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities. Subsequent Convertible Securities excludes: (i) side letters or ancillary agreements that do not amend or modify the terms of such convertible securities; and (ii) the following types of securities: (A) options issued pursuant to any equity incentive or similar plan of the Company; (B) convertible securities issued or issuable to (1) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (2) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (C) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

“Unissued Option Pool” means an amount equal to the difference between (a) 12% of the total Capital Shares (excluding any Capital Shares issued with respect to the conversion of this Safe pursuant to Section 1(a)(i) and Section 1(a)(II) hereof and excluding shares underlying the Options hereof) issued and outstanding immediately prior to the RACC deSPAC and (b) any issued and outstanding Options. For the avoidance of doubt, with respect to clause (a) of this definition, if the Capital Shares were to be 100 shares, 12 of those shares would be attributable to the Unissued Option Pool and the 88 remaining shares would be the Capital Shares issued and outstanding immediately prior to the RACC deSPAC.

3. “MFN” Amendment Provision. If the Company issues any Subsequent Convertible Securities with terms more favorable than those of this Safe (including, without limitation, a valuation cap and/or discount) prior to termination of this Safe, the Company will promptly provide the Investor with written notice thereof, together with a copy of such Subsequent Convertible Securities (the “MFN Notice”) and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing within 10 days of the receipt of the MFN Notice. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

4. Company Representations

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 4(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company’s corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Shares issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

5. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount and any accrued and unpaid Premium. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor’s financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

6. Miscellaneous

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same “Post-Money Valuation Cap” and “Discount Rate” as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount and Section 3 may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. “Majority-in-interest” refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Shares for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company shareholder or rights to vote for the election of directors or on any matter submitted to Company shareholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Shares (that is not payable in shares of Common Shares) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company’s consent by the Investor (i) to the Investor’s estate, heirs, executors, administrators, guardians and/or successors in the event of Investor’s death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of the Internal Revenue Code of 1986 as amended (the “Code) including without limitation Sections 304, 305, 306, 354, 368, 951, 957, 958, 1036, 1202 and 1295. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h) Within 90 days following the end of any applicable taxable period, the Company will provide to the Investor (i) a properly completed report setting forth the status of the Company (and any of its subsidiaries) as a passive foreign investment company (“PFIC”) as defined under section 1297 of the Code or a controlled foreign corporation (“CFC”) as defined under section 957 of the Code and any income inclusions applicable to the Investor or its direct and indirect owners arising as a result of the PFIC or CFC rules, (ii) any information relating to the Company (or its subsidiaries) reasonably requested by the Investor to complete the Investor’s (or its direct and indirect owners’) U.S. federal income tax returns and to comply with United States tax reporting payment obligations, and (iii) a properly completed PFIC Annual Information Statement and any other information reasonably required in order to make a “qualified electing fund” election or protective qualified electing fund election under the Code if the Company is a PFIC for any taxable period.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

OHB PEDIATRICS LTD.

By:
Name:
Title:

[Signature Page to SAFE]

IN WITNESS WHEREOF, the Parties have hereunto caused this Safe to be duly executed as of the date hereof.

[INVESTOR]

By:
Name
Title:

[Signature Page to SAFE]

Exhibit 10.3

BACKSTOP AGREEMENT

This Backstop Agreement (this “Agreement”) is entered into as of July 26, 2026, by and between Research Alliance Corporation III, a Cayman Islands exempted company (the “Company”), and RA Capital Healthcare Fund, L.P. (the “Purchaser”). Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in that certain Business Combination Agreement, dated as of the date hereof, by and among the Company, OHB Pediatrics Ltd. (“Pediatrics”) and the Shareholders therein (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”, and together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

WHEREAS, in connection with the entry into the Business Combination Agreement, the Purchaser has agreed to backstop the redemption of SPAC Common Shares by holders of SPAC Common Shares (and for which redemptions are not subsequently withdrawn) as of the date of the SPAC Shareholders Meeting, in connection with the SPAC Shareholders Meeting, if any (the “Shareholder Redemptions”). The Purchaser has committed to subscribe for up to 7,500,000 SPAC Common Shares at a purchase price of $10.00 per SPAC Common Share (the “Backstop Limit”), with such Backstop Limit to be reduced by the number of shares that are not subject to Shareholder Redemptions;

WHEREAS, at least one Business Day prior to the Closing Date (and as more fully described in the Business Combination Agreement), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”); and

WHEREAS, following the Domestication and immediately prior to or substantially concurrently with the Closing, the Purchaser is entering into this Agreement with the Company, whereby at the Closing under the Business Combination Agreement, the Purchaser will acquire, and the Company will issue and sell to the Purchaser, SPAC Common Shares, on a private placement basis, solely to the extent necessary to backstop Shareholder Redemptions on a share for share basis and in the amount determined and subject to the limitations set forth herein (the “Backstop Purchase Shares”).

NOW, THEREFORE, in consideration of the promises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Backstop Limit; Backstop Notice.

a.

Backstop Limit. The aggregate Backstop Limit shall not exceed 7,500,000 SPAC Common Shares, and the maximum aggregate amount the Purchaser will be required to fund in connection with the Shareholder Redemptions shall not exceed $75,000,000.00.

b.	Number of Backstop Purchase Shares. The number of Backstop Purchase Shares shall be 7,500,000 SPAC Common Shares minus the number of SPAC Common Shares not subject to Shareholder Redemptions.

c.

Backstop Notice. One (1) Business Day prior to the Closing Date, if and only to the extent that the Company has received Shareholder Redemptions (in accordance with the Company’s amended and restated articles of association, as it may be amended from time to time (the “Organizational Documents”)), the Company shall deliver a written notice (the “Backstop Notice”) to the Purchaser setting forth:

i.	the total number of SPAC Common Shares subject to the Shareholder Redemptions, which shall be the total number of Backstop Purchase Shares;

ii.	the Subscription Amount (as defined below); and

iii.	the Company’s wire instructions.

Each Backstop Purchase Share is to be sold at a purchase price of $10.00 per share. “Subscription Amount” means the aggregate purchase price of all Backstop Purchase Shares.

For the avoidance of doubt, the “Backstop Purchase Shares” shall not include any SPAC Common Shares in respect of Shareholder Redemptions that have been subsequently withdrawn in accordance with the Organizational Documents and applicable Law.

Only one (1) Backstop Notice may be delivered hereunder.

2.	Sale and Purchase.

a.	Backstop Purchase Shares.

i.

Subject to the terms and conditions hereof, following delivery of the Backstop Notice by the Company to the Purchaser hereunder, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, such Purchaser’s Allocated Share of the total number of Backstop Purchase Shares, at a purchase price of $10.00 per Backstop Purchase Share.

ii.

The numbers of Backstop Purchase Shares and the purchase price of the Backstop Purchase Shares shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof, but prior to Closing.

iii.

The delivery of the Backstop Notice hereunder shall serve as notice to the Purchaser that such Purchaser will be required pay its Allocated Share of the Subscription Amount, and acquire its Allocated Share of the Backstop Purchase Shares, at the BPS Closing (as defined below).

iv.

The closing of the sale of the Backstop Purchase Shares (the “BPS Closing”) shall be on the Closing Date. At the BPS Closing, the Company will issue to the Purchaser such Purchaser’s Allocated Share of the Backstop Purchase Shares, registered in the name of such Purchaser, against (and concurrently with) the payment by such Purchaser of such Purchaser’s Allocated Share of the Subscription Amount to the Company by wire transfer of immediately available funds to the account notified to such Purchaser by the Company in the Backstop Notice.

b.	Delivery of Backstop Purchase Shares.

i.

The Company shall register the Purchaser as the owner of the Backstop Purchase Shares purchased by such Purchaser hereunder (the “Securities”) in the register of stockholders of the Company and with the Company’s transfer agent by book entry on or promptly after (but in no event more than two (2) Business Days after) the date of the BPS Closing.

ii.

Each register and book entry for the Backstop Purchase Shares purchased by the Purchaser hereunder shall contain a notation, and each certificate (if any) evidencing the Backstop Purchase Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL, IS AVAILABLE.”

c.

Registration Rights. The Purchaser shall enter into the Investor Rights Agreement at the BPS Closing, and the Purchaser shall have certain registration rights with respect to the Backstop Purchase Shares purchased by it as referenced therein (the “Registration Rights”).

d.	[Reserved].

3.	Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as follows, as of the date hereof and as of the BPS Closing:

a.

Organization. Purchaser (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and (ii) has the requisite power and authority to enter into, deliver and perform its obligations under this Agreement.

b.	Authorization; No Breach.

i.

This Agreement has been duly authorized, executed and delivered by Purchaser, and assuming the due authorization, execution and delivery of the same by the Company, this Agreement shall constitute the valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

ii.

The execution, delivery and performance by Purchaser of this Agreement, the purchase of the Backstop Purchase Shares, the compliance by Purchaser with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Purchaser is a party or by which Purchaser is bound or to which any of the property or assets of Purchaser is subject; (ii) the organizational documents of Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Purchaser or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a material and adverse effect on Purchaser.

c.	Investment Representations.

i.

Purchaser (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (b) an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or (c) an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act), (ii) is acquiring the Backstop Purchase Shares only for its own account and not for the account of others, or if Purchaser is acquiring the Backstop Purchase Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, an institutional accredited investor, or an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act) and Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (iii) is not acquiring the Backstop Purchase Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act, and (iv) is an “institutional account” as defined by FINRA Rule 4512(c). Purchaser is not an entity formed for the specific purpose of acquiring the Backstop Purchase Shares unless such newly formed entity is an entity in which all of the equity owners are accredited investors. Purchaser is aware that the Company is not relying specifically on the safe harbor from the registration requirements of the Securities Act provided by Regulation D under the Securities Act, and the Company will not file a Form D under the Securities Act with respect to the offer and sale of the Backstop Purchase Shares.

ii.

Purchaser acknowledges and agrees that (A) the Backstop Purchase Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, (B) the offer and sale of the Backstop Purchase Shares have not been registered under the Securities Act and that the Company is not required to register the offer and sale of the Backstop Purchase Shares, and (C) the Backstop Purchase Shares will be “restricted securities” within the meaning of the Securities Act and may not be offered, resold, transferred, pledged or otherwise disposed of by Purchaser absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and that any certificates or book-entry statements or instruments representing the Backstop Purchase Shares shall contain the restrictive legend set forth in Section 2(b)(ii) of this Agreement. Purchaser acknowledges and agrees that the Backstop Purchase Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Purchaser may not be able to readily resell, transfer, offer, pledge or otherwise dispose of the Backstop Purchase Shares and may be required to bear the financial risk of an investment in the Backstop Purchase Shares for an indefinite period of time. Purchaser acknowledges and agrees that the Backstop Purchase Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), absent a change in law, receipt of regulatory no-action relief or an exemption, until at least one year from the Closing Date. Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or other disposition of any of the Backstop Purchase Shares.

iii.

Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Backstop Purchase Shares, including those set forth in the SEC Reports. Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Backstop Purchase Shares, and Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Purchaser has considered necessary to make an informed investment decision. Purchaser is an institutional account as defined in FINRA Rule 4512(c), and/or is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Purchaser has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Backstop Purchase Shares (A) are fully consistent with its financial needs, objectives and condition, (B) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (C) have been duly authorized and approved by all necessary action and (D) is a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the Backstop Purchase Shares. Purchaser understands and acknowledges that it has been informed that the purchase and sale of the Backstop Purchase Shares hereunder meets the institutional customer exemption under FINRA Rule 2111(b).

iv.

Alone, or together with any professional advisor(s), Purchaser has adequately analyzed and fully considered the risks of an investment in the Backstop Purchase Shares and determined that the Backstop Purchase Shares are a suitable investment for Purchaser and that Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of Purchaser’s investment in the Company. Purchaser acknowledges specifically that a possibility of total loss of its investment exists.

v.

Purchaser acknowledges that Purchaser shall be responsible for any of Purchaser’s tax liabilities that may arise as a result of the transactions contemplated by this Agreement, and that none of the Company, Pediatrics, or any of their respective agents or affiliates has offered Purchaser any tax advice relating to Purchaser’s investment in the Backstop Purchase Shares, or made any representations, warranties or guarantees, whether written or oral, regarding the tax consequences of Purchaser’s investment in the Backstop Purchase Shares.

vi.

Purchaser, together with any of its affiliates holding the Backstop Purchaser Shares or other securities of the Company, are not currently (and at all times through Closing will refrain from being or becoming) members of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company or Pediatrics (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a “group” consisting of Purchaser and any such affiliates and persons controlling Purchaser and any such affiliates.

vii.

Purchaser has not entered into any short sales (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to the securities of the Company. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Purchaser’s assets, the representation set forth in the first sentence of this subsection shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Backstop Purchase Shares.

d.	Financial Ability. Purchaser at the BPS Closing will have sufficient funds to pay the Subscription Amount.

e.

No Brokers. No broker or finder has acted on behalf of Subscriber in connection with the sale of the Backstop Purchase Shares pursuant to this Agreement in such way as to create any liability on the Company.

4.	Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

a.

Incorporation and Corporate Power. The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the financial condition, operating results or assets of the Company. The Company possesses all requisite corporate power and authority necessary to carry out the transactions contemplated by this Agreement.

b.	Authorization; No Breach.

i.

The execution, delivery and performance of this Agreement and the Backstop Purchase Shares have been duly authorized by the Company as of the date hereof. This Agreement constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding in equity or law). Upon issuance in accordance with, and payment pursuant to, the terms of this Agreement, the Backstop Purchase Shares will constitute valid and binding obligations of the Company, enforceable in accordance with their terms as of the Closing.

ii.

The execution and delivery by the Company of this Agreement and the Backstop Purchase Shares, the issuance and sale of the Backstop Purchase Shares and the fulfillment of and compliance with the respective terms hereof and thereof by the Company, do not and will not as of Closing Date (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any lien, security interest, charge or encumbrance upon the Company’s share capital or assets under, (d) result in a violation of, or

(e) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to the amended and restated memorandum and articles of association of the Company (in effect on the date hereof or as may be amended prior to Closing) or any material law, statute, rule or regulation to which the Company is subject, or any agreement, order, judgment or decree to which the Company is subject, except for any filings required after the date hereof under federal or state securities laws.

c.

Title to Securities. Upon issuance in accordance with, and payment pursuant to, the terms hereof and upon registration in the Company’s register of members, the Backstop Purchase Shares will be duly and validly issued, fully paid and nonassessable. Upon issuance in accordance with, and payment pursuant to, the terms hereof and upon registration in the Company’s register of members, the Purchaser will have good title to the Backstop Purchase Shares purchased by it, free and clear of all liens, claims and encumbrances of any kind, other than (i) transfer restrictions hereunder and under the other agreements contemplated hereby, (ii) transfer restrictions under federal and state securities laws, and (iii) liens, claims or encumbrances imposed due to the actions of such Purchaser.

d.

Governmental Consents. No permit, consent, approval or authorization of, or declaration to or filing with, any governmental authority is required in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of any other transactions contemplated hereby.

e.

Regulation D Qualification. Neither the Company nor, to its actual knowledge, any of its affiliates, members, officers, directors or beneficial shareholders of 20% or more of its outstanding securities, has experienced a disqualifying event as enumerated pursuant to Rule 506(d) of Regulation D under the Securities Act.

5.

Trust Account. The Purchaser hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated May 19, 2026, the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public shareholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchaser hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising as a result of, in connection with or relating in any way to this Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), and (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Agreement; provided, however, that nothing in this

Section 5 shall (x) be deemed to limit any Purchaser’s right, title, interest or claim to the Trust Account, or any monies held therein, by virtue of such Purchaser’s (i) record or beneficial ownership of Cayman Class A Shares acquired by means other than pursuant to this Agreement or (ii) redemption rights in connection with the Transactions with respect to any Cayman Class A Shares owned by such Purchaser or limit such Purchaser’s right to distributions from the Trust Account in accordance with the Organizational Documents in respect of the Cayman Class A Shares acquired by any means other than pursuant to this Agreement, (y) serve to limit or prohibit any Purchaser’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief or (z) serve to limit or prohibit any claims that any Purchaser may have in the future against the Company’s assets or funds that are not held in the Trust Account.

6.	BPS Closing Conditions.

a.	The BPS Closing shall be subject to the satisfaction on the Closing Date, or written waiver by each of the parties hereto, of each of the following conditions:

i.

the SPAC Common Shares (including the Backstop Purchase Shares) shall have been approved for listing on the Nasdaq, subject only to official notice of issuance and no suspension of the qualification of the SPAC Common Shares for offering or sale or trading on Nasdaq and, to the knowledge of the Company, no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;

ii.

all conditions precedent to the closing of the Transactions set forth in the Business Combination Agreement, including all necessary approvals of the Company’s and Pediatrics’ shareholders and regulatory approvals, if any, shall have been satisfied (as determined by the parties to the Business Combination Agreement) or waived (other than those conditions which, by their nature, are to be satisfied only at the closing of the Transactions pursuant to the Business Combination Agreement), and the closing of the Transactions shall be scheduled to occur substantially concurrently with or immediately following the Closing; and

iii.

no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Transactions illegal or otherwise restraining, enjoining, or prohibiting consummation of the Transactions, and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

b.	The obligation of the Company to consummate the BPS Closing shall be subject to the satisfaction or written waiver by the Company of the additional conditions that, on the Closing Date:

i.

all representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations or warranties that are qualified as to materiality, which representations or warranties shall be true and correct in all respects) as of such earlier date, in each case without giving effect to the consummation of the Transactions; and

ii.

the Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the BPS Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be likely to prevent, materially delay, or materially impact the ability of the Company to consummate the BPS Closing.

c.	The obligation of the Purchaser to consummate the BPS Closing shall be subject to the satisfaction or written waiver by the Purchaser of the additional conditions that, on the Closing Date:

i.

except to the extent consented to in writing by the Purchaser, the Business Combination Agreement shall not have been amended, modified, or supplemented, and no condition shall have been waived thereunder, in each case, in a manner that would reasonably be expected to materially and adversely affect the economic benefits that the Purchaser (in their capacity as such) would reasonably expect to receive under this Agreement;

ii.

all representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), in each case, without giving effect to the consummation of the Transactions;

iii.

all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq and any stockholder approval required by the rules and regulations of Nasdaq) or other person in connection with the execution, delivery and performance of this Agreement (including, without limitation, the issuance of the Backstop Purchase Shares) required to be made in connection with the issuance and sale of the Backstop Purchase Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent the Company from consummating the transactions contemplated hereby, including the issuance and sale of the Backstop Purchase Shares to the Purchaser;

iv.

the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the BPS Closing, except where the failure of such performance, satisfaction or compliance would not or would not be reasonably likely to prevent, materially delay, or materially impact the ability of the Purchaser to consummate the BPS Closing; and

v.	there has not occurred any Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Business Combination Agreement) since the date of this Agreement that is continuing.

7.

Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof (in each case, except for those provisions expressly contemplated to survive such termination), upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Agreement (provided, that, Pediatrics, as a third party beneficiary of this Agreement must also consent in writing to the termination of this Agreement); (c) if, on the Closing Date of the Transactions, any of the conditions to the BPS Closing set forth in Section 6 of this Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement will not be or are not consummated at the BPS Closing; or (d) if the BPS Closing has not occurred by the Termination Date; provided, that nothing herein will relieve any party from liability for any willful breach hereto prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify the Purchaser of the termination of the Business Combination Agreement promptly after the termination thereof. Upon the termination of this Agreement in accordance with this Section 7, any monies paid by the Purchaser to the Company in connection herewith shall be promptly (and in any event within two (2) Business Days after such termination) returned to the Purchaser.

8.	General Provisions.

a.

Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)	If to RA Capital Healthcare Fund, L.P., to:

c/o RA Capital Management, L.P.

600 Fifth Avenue, 23rd Floor

New York, New York 10020

Attention: Matthew Hammond

Email: [***]

(ii)	If to the Company, to:

Research Alliance Corporation III

c/o RA Capital Management, L.P.

600 Fifth Avenue, 23rd Floor

New York, New York 10020

Attention: Matthew Hammond

Email: [***]

with a copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street, 14th Floor

Boston, Massachusetts 02116

Attention: Eric Blanchard and Peter Byrne

Email: [***]; [***]

b.

Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

c.

No Third Party Beneficiaries; Exception. Except to the extent expressly set forth in this Section 8(c) or in Sections 7(a), 8(e), 8(j) and 8(q), this Agreement shall be binding on, and inure solely to the benefit of, the parties hereto and their respective successors and assigns, and nothing set forth in this Agreement shall be construed to confer upon or give any Person, other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Company to enforce, this Agreement; provided, that, all parties agree and acknowledge that it is the intent of the parties, and a material part of their purpose in entering into this Agreement, to benefit Pediatrics, which is an intended third party beneficiary and has the right and ability to enforce all of the rights of the Company and the obligations of the Purchaser under this Agreement as if Pediatrics itself were the Company.

d.

Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

e.

Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party. Notwithstanding the foregoing, the Purchaser may assign its rights and obligations under this Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager/adviser who acts on behalf of such Purchaser) or, with the Company’s prior written consent, to another person; provided, that such affiliate or other person executes a joinder to this Agreement, such joinder to be in form and substance reasonably satisfactory to the Company, and no such assignment shall relieve such Purchaser of its obligations hereunder if any such assignee fails to perform such obligations unless otherwise expressly agreed in writing by the Company.

f.

Counterparts. This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

g.

Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

h.

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

i.

Modifications and Amendments. This Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought, provided, that, no supplement or waiver may be made by any party hereto without the written consent of Pediatrics in case such supplement or waiver would amend Section 1, 2, 6, 7 or 8 hereof.

j.

Waiver of Damages. Notwithstanding anything to the contrary contained herein, in no event shall any party be liable for punitive damages in connection with this Agreement; provided, however, that in no event shall any Purchaser be liable for any form of damages, whether such damages are consequential, special or exemplary, in connection with this Agreement in excess of the sum of the Backstop Limit and any reasonable fees and expenses (including, without limitation, legal fees) associated with the collection of such damages.

k.

Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

l.

Expenses. The parties will each be responsible for their costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. The Company will be responsible for all fees and expenses incurred in connection with transfer agents, stamp taxes and all of The Depository Trust Company’s fees associated with the issuance and resale of the Securities and any securities issuable upon conversion or exercise of the Securities (in each case, if applicable).

m.

Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

n.

Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

o.

Confidentiality. Except as may be required by law, regulation or applicable stock exchange listing requirements, or upon the request of a Governmental Authority, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

p.

Specific Performance; Enforcement. The Purchaser agrees that irreparable damage may occur to the Company in the event any provision of this Agreement is not performed by the Purchaser in accordance with the terms hereof and that the Company shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity, without a requirement to post bond or any other security. This Agreement may be enforced only by the Company and the Purchaser, and none of the Company’s direct or indirect creditors nor any other person that is not a party to this Agreement shall have any right to enforce this Agreement or to cause the Company to enforce this Agreement; provided, that, pursuant to Section 8(c), Pediatrics will have the right to specifically enforce the obligations of the Purchaser hereunder as if Pediatrics were acting on behalf of the Company.

q.

Further Assurances. Each party will, at the request of the other party, promptly take all actions, and execute and deliver all other agreements and documents, which may be reasonably required to give effect to the terms of and the transactions contemplated by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

Research Alliance Corporation III

By:	/s/ Matthew Hammond
Name:	Matthew Hammond
Title:	Chief Executive Officer

RA Capital Healthcare Fund, L.P.

By: RA Capital Healthcare Fund GP, LLC

Its: General Partner

By:	/s/ Peter Kolchinsky
Name:	Peter Kolchinsky
Title:	Managing Partner

Exhibit 10.4

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on July 26, 2026 by and between RESEARCH ALLIANCE CORPORATION III, a Cayman Islands exempted company (the “Company”), and the subscriber party set forth on the signature page hereto (the “Subscriber”), acting severally and not jointly with any Other Subscriber (as defined below).

RECITALS

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Company is entering into a business combination agreement (the “Business Combination Agreement”) with OHB Pediatrics Ltd., a company incorporated under the laws of England and Wales (“OHBP”), and such other holders of shares of OHBP party thereto and whose names are set out in Schedule 1a to the Business Combination Agreement (“OHBP Shareholders”), pursuant to which (and subject to the terms and conditions set forth therein), the Company will acquire OHBP and the OHBP Shareholders will sell their shares in the capital of OHBP to the Company in consideration for the issuance by the Company of shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”, and such acquisition, the “OHBP Share Acquisition”). After giving effect to the OHBP Share Acquisition, OHBP will be a wholly-owned subsidiary of the Company;

At least one day prior to the Closing Date (and as more fully described in the Business Combination Agreement), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”, and together with the OHBP Share Acquisition and the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Company and the Company desires to issue and sell to Subscriber in consideration of the payment thereto, on the terms and subject to the conditions contained in this Subscription Agreement, following the Domestication and immediately prior to or substantially concurrently with the Closing, (A) that number of shares (the “Subscribed Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) at $10.00 per Subscribed Share (the “Per Share Price”), and/or (B) pursuant to Section 2 hereof, pre-funded warrants to purchase shares of Common Stock substantially in the form attached hereto as Exhibit A (the “Pre-Funded Warrants”), each to purchase one share of the Company’s common stock (collectively, the “Pre-Funded Warrant Shares”), with a per share exercise price equal to $0.0001 (the “Exercise Price”), at a purchase price per Pre-Funded Warrant equal to the Purchase Price less the Exercise Price, in the form of Exhibit A hereto, as set forth opposite such Subscriber’s name on the signature page hereto. The aggregate purchase price of the Subscribed Shares and the Pre-Funded Warrants shall be as set forth opposite such on Subscriber’s name on the signature page hereto next to the heading “Purchase Price”;

WHEREAS, the Company and Subscriber are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”); and

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements”) substantially similar to this Subscription Agreement with certain other investors (the “Other Subscribers”) pursuant to which each such Other Subscriber has agreed to purchase shares of Common Stock at the Closing (as defined below) at the same Per Share Price as the Subscriber.

1

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

AGREEMENT

1. Subscription; No Fractional Shares. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber, severally and not jointly with any Other Subscriber, hereby agrees to subscribe for and purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, (i) the Subscribed Shares and/or (ii) if applicable pursuant to Section 2 hereof, the Pre-Funded Warrants (such subscription and issuance, the “Subscription”). If Subscriber elects to receive Pre-Funded Warrants in lieu of all or a portion of the Subscribed Shares (which election shall be indicated on Subscriber’s signature page hereto), the aggregate purchase price payable by Subscriber shall remain unchanged and (a) the number of Subscribed Shares shall be reduced by the number of shares of Common Stock underlying the Pre-Funded Warrants issued to Subscriber and (b) Subscriber shall be issued Pre-Funded Warrants exercisable for such number of shares of Common Stock as is specified on Subscriber’s signature page hereto. Subscriber and the Company acknowledge that, as a result of the Domestication, the Subscribed Shares will be shares of Common Stock (and the Pre-Funded Warrants will be exercisable for shares of Common Stock) of the Company as a Delaware corporation and will not be ordinary shares of the Company as a Cayman Islands exempted company. No fractional shares of Common Stock shall be issued pursuant to this Subscription Agreement. The number of Subscribed Shares (and, if applicable, shares issuable upon exercise of the Pre-Funded Warrants) issued at the Closing shall be rounded down to the nearest whole number of shares of Common Stock.

2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the OHBP Share Acquisition (the “Closing Date”), following the Domestication and immediately prior to or substantially concurrently with the consummation of the other Transactions and it is conditioned upon the satisfaction or waiver of the conditions set forth in this Section 2. If Subscriber has elected to receive Pre-Funded Warrants in lieu of all or a portion of the Subscribed Shares, references in this Section 2 to the delivery and issuance of Subscribed Shares shall be construed to include (as applicable) the delivery and issuance of Pre-Funded Warrants and, upon exercise thereof, Pre-Funded Warrant Shares.

(b) At least three (3) Business Days (as defined below) before the anticipated Closing Date, the Company shall deliver or cause to be delivered written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date, (ii) the wire instructions for delivery of the Purchase Price to an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice, (iii) the expected number of Subscribed Shares, and (iv) if applicable, the expected number of Pre-Funded Warrants to be issued to Subscriber. No later than two (2) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares (and, if applicable, the Pre-Funded Warrants) by wire transfer of United States dollars in immediately available funds to the Escrow Account and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares (and, if applicable, the Pre-Funded Warrants) to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares (and, if applicable, the Pre-Funded Warrants) are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8 (and any required attachments thereto). Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company. The Company shall deliver to Subscriber (i) at the Closing, (A) the Subscribed Shares, if any, in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (B) if applicable, Pre-Funded Warrants (substantially in the form attached hereto as Exhibit A) exercisable for the number of shares of Common Stock as set forth on Subscriber’s signature page hereto, and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form), if any, on and as of the Closing Date. [Notwithstanding the foregoing three sentences, if Subscriber informs the Company (and it does so hereby inform the Company) (1) that it is an investment company registered

2

under the Investment Company Act of 1940, as amended (the “1940 Act”), (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing three sentences, the following shall apply: Subscriber shall deliver as soon as practicable on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) the Purchase Price for the Subscribed Shares (and, if applicable, the Pre-Funded Warrants) by wire transfer of United States dollars in immediately available funds to an account to be specified by the Company against delivery by the Company to Subscriber of (A) the Subscribed Shares, if any, in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date, and (B) if applicable, Pre-Funded Warrants exercisable for the number of Pre-Funded Warrant Shares as set forth on Subscriber’s signature page hereto.] As promptly as practicable after the Closing, the Company shall provide Subscriber updated book-entry statements from the Company’s transfer agent reflecting the change in name of the Company to occur in connection with the Closing. In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) instruct the Escrow Agent to return the Purchase Price to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber (or, in the case of a Subscriber that has elected the alternate settlement provisions above, the Company shall return the Purchase Price so delivered by Subscriber to the Company), and any book entries or Pre-Funded Warrants delivered shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth herein, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Escrow Account or to the Company, as applicable, in accordance with this Section 2 following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transactions. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York or the Cayman Islands.

(c) The Closing shall be subject to the satisfaction on the Closing Date, or written waiver by each of the parties hereto, of each of the following conditions:

(i) the Common Stock (including the Subscribed Shares and the Pre-Funded Warrant Shares) shall have been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”), subject only to official notice of issuance and no suspension of the qualification of the Common Stock for offering or sale or trading on Nasdaq and, to the knowledge of the Company, no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;

(ii) all conditions precedent to the closing of the Transactions set forth in the Business Combination Agreement, including all necessary approvals of the Company’s and OHBP’s shareholders and regulatory approvals, if any, shall have been satisfied (as determined by the parties to the Business Combination Agreement) or waived (other than those conditions which, by their nature, are to be satisfied only at the closing of the Transactions pursuant to the Business Combination Agreement), and the closing of the Transactions shall be scheduled to occur substantially concurrently with or immediately following the Closing; and

(iii) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Transactions illegal or otherwise restraining, enjoining, or prohibiting consummation of the Transactions, and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

3

(d) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or written waiver by the Company of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations or warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations or warranties shall be true and correct in all respects) as of such earlier date, in each case without giving effect to the consummation of the Transactions; and

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be likely to prevent, materially delay, or materially impact the ability of the Company to consummate the Closing.

(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or written waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) except to the extent consented to in writing by Subscriber, the Business Combination Agreement shall not have been amended, modified, or supplemented, and no condition shall have been waived thereunder, in each case, in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber (in its capacity as such) would reasonably expect to receive under this Subscription Agreement;

(ii) all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), in each case, without giving effect to the consummation of the Transactions;

(iii) no Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or otherwise in connection with the sale of shares of Common Stock or Pre-Funded Warrants to any Other Subscriber pursuant to a Subscription Agreement) shall have been amended, modified or waived in any manner that benefits any Other Subscriber unless the Subscriber shall have been offered in writing substantially the same benefits (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons);

(iv) all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq and any stockholder approval required by the rules and regulations of Nasdaq) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares and the Pre-Funded Warrants, if any) required to be made in connection with the issuance and sale of the Subscribed Shares and the Pre-Funded Warrants, if any, shall have been obtained or made, except where the failure to so obtain or make would not prevent the Company from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares and the Pre-Funded Warrants, if any, to the Subscriber;

4

(v) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not be reasonably likely to prevent, materially delay, or materially impact the ability of the Subscriber to consummate the Closing; and

(vi) there has not occurred any Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Business Combination Agreement) since the date of this Subscription Agreement that is continuing.

(f) Prior to or at the Closing, Subscriber shall deliver or cause to be delivered to the Company all such other information as is reasonably requested and necessary in order for the Company to issue the Subscribed Shares and Pre-Funded Warrants, if any, to Subscriber.

3. Company Representations and Warranties. The Company represents and warrants to Subscriber that:

(a) The Company (i) is duly incorporated, validly existing as a company and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, the Other Subscription Agreements, the Pre-Funded Warrants and the Business Combination Agreement (collectively, the “Transaction Documents”), and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on (i) the business, financial condition, or results of operations of the Company, (ii) the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares and Pre-Funded Warrants, or (iii) the Company’s ability to consummate the Transactions.

(b) As of the Closing Date, (i) the Subscribed Shares, if any, and (ii) the Pre-Funded Warrants, if any, will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable (in the case of the Subscribed Shares) or duly and validly authorized and binding obligations of the Company (in the case of the Pre-Funded Warrants), in each case free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or applicable federal and state securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation. The shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (the “Pre-Funded Warrant Shares”) have been duly and validly authorized and reserved for issuance and, upon issuance pursuant to the terms of the Pre-Funded Warrants against full payment therefor in accordance with the terms of the Pre-Funded Warrants, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or applicable federal and state securities laws), and the holder of the Pre-Funded Warrant Shares shall be entitled to all rights accorded to a holder of Common Stock. The issuance of the Pre-Funded Warrants does not, and the exercise in full of the Pre-Funded Warrants and the issuance and delivery of the Pre-Funded Warrant Shares thereupon will not, (a) obligate the Company to offer to issue, or issue, shares of Common Stock or other securities to any person (other than Subscriber) pursuant to any preemptive rights, rights of first refusal, rights of participation or similar rights or (b) result in any adjustment (automatic, at the election of any person or otherwise) of the exercise, conversion, exchange or reset price under, or any other anti-dilution adjustment pursuant to, any outstanding securities of the Company.

5

(c) Each of the Transaction Documents has been duly authorized, executed and delivered by the Company, and, assuming the due authorization, execution and delivery of the same by the applicable counterparties, each Transaction Document shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies.

(d) The execution and delivery of the Transaction Documents, the performance by the Company of its obligations under this Subscription Agreement, the issuance and sale of the Subscribed Shares, if any, the issuance and sale of the Pre-Funded Warrants, if any, the issuance and delivery of the Pre-Funded Warrant Shares upon exercise in full of the Pre-Funded Warrants, if any, and the compliance by the Company with all of the provisions of this Subscription Agreement, the Pre-Funded Warrants and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) assuming the accuracy of the representations and warranties of Subscriber in Section 4, any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or materially affect the validity or enforceability of the Subscribed Shares, the Pre-Funded Warrants, the Pre-Funded Warrant Shares, or the ability or legal authority of the Company to comply in all material respects with this Subscription Agreement and the Pre-Funded Warrants (if any).

(e) Assuming the accuracy of the representations and warranties of Subscriber in Section 4, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq) or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares or the Pre-Funded Warrants), other than (i) filings required by applicable federal and state securities laws, (ii) the filing of the Registration Statement (as defined below) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 5 below, (iii) those required by Nasdaq, including with respect to obtaining shareholder approval, (iv) those required to consummate the Transactions as provided under the Business Combination Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, in connection with the Transactions, and (vii) those of which the failure to obtain would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except for such matters as have not had or would not be reasonably expected to have a Company Material Adverse Effect, there is no (i) suit, action, claim or other proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares or the Pre-Funded Warrants by the Company to Subscriber, and, assuming the continued accuracy of such representations and warranties at the time of exercise, no registration under the Securities Act is required for the issuance of the Pre-Funded Warrant Shares upon exercise of the Pre-Funded Warrants.

6

(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Subscribed Shares or Pre-Funded Warrants. The Subscribed Shares and Pre-Funded Warrants are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on their behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Section 4(a)(2) under the Securities Act in connection with the offer and sale by the Company of the Subscribed Shares and Pre-Funded Warrants as contemplated hereby or (ii) cause the offering of the Subscribed Shares and Pre-Funded Warrants pursuant to this Subscription Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act. Neither the Company nor any person acting on its behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Pre-Funded Warrants, as contemplated hereby, to the registration provisions of the Securities Act.

(i) Except for Leerink Partners LLC, UBS Securities LLC, Wells Fargo Securities, LLC and LifeSci Capital LLC, and any additional placement agents engaged by the Company (collectively, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares or Pre-Funded Warrants to Subscriber. The Company is solely responsible for the payment of any fees, costs, expenses and commissions owed to the Placement Agents in connection with the Subscription or the Transactions.

(j) (i) As of their respective dates, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment, which shall be deemed to supersede such original filing, each report, form, statement, schedule, prospectus, proxy, registration statement and other document required to be filed by the Company with the Commission (such reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder as in effect as of the time of filing; (ii) none of the SEC Reports, when filed, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) the financial statements of the Company included in the SEC Reports, when filed, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, complied in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly presented in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments; (iv) the Company has filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of securities with the Commission through the date of this Subscription Agreement; and (v) there are no outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. A copy of each SEC Report is available to Subscriber via the Commission’s EDGAR system.

(k) As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of 1,000,000 preference shares (“Cayman Preferred Shares”), 479,000,000 Class A ordinary shares (“Cayman Class A Shares”), and 20,000,000 Class B ordinary shares (the “Cayman Class B Shares”), each par value $0.0001 per share. As of the date of this Subscription Agreement, (i) no Cayman Preferred Shares are issued and outstanding, (ii) 7,775,000 Cayman Class A Shares are issued and outstanding, of which 7,500,000 are redeemable Cayman Class A Shares and 275,000 are non-

7

redeemable Cayman Class A Shares, and (iii) 1,323,529 Cayman Class B Shares are issued and outstanding (the securities described in clauses (i), (ii) and (iii) collectively, the “Company Securities”). The foregoing represents all of the issued and outstanding Company Securities as of the date of this Subscription Agreement. All issued and outstanding Company Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable law, including federal and state securities laws, and all requirements set forth in (1) the Company’s Amended and Restated Memorandum and Articles of Association, as amended from time to time (the “Company Constitutional Documents”), and (2) any other applicable contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable law, the Company Constitutional Documents or any contract to which the Company is a party or otherwise bound. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Company Securities or other equity interests in the Company or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries, other than the subsidiaries formed to consummate the Transactions and such subsidiaries have not conducted any business since their date of formation, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than as contemplated by or otherwise disclosed under the Business Combination Agreement and the other agreements and arrangements referred to therein.

(l) There are no securities issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscribed Shares or the Common Stock to be issued pursuant to the Other Subscription Agreements, the issuance of the Pre-Funded Warrants, the issuance of the Pre-Funded Warrant Shares upon exercise of the Pre-Funded Warrants, or securities to be issued pursuant to the Business Combination Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(m) The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law or regulation, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(n) The Company has not entered into any side letter or similar agreement or understanding (written or oral) with any Other Subscriber relating to or modifying such Other Subscriber’s Other Subscription Agreements. The Other Subscription Agreements reflect (i) the same Per Share Price and (ii) other terms with respect to the purchase of the Subscribed Shares and Pre-Funded Warrants that are no more favorable to such subscriber than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds.

(o) The Company is not, and immediately after receipt of payment for the Subscribed Shares and Pre-Funded Warrants of the Company and consummation of the Transactions, will not be, required to be registered as an “investment company” within the meaning of the 1940 Act.

(p) The issued and outstanding Cayman Class A Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Commission to prohibit or terminate the listing of the Cayman Class A Shares or, when registered and issued in connection with the Domestication, the Common Stock, or to deregister the Cayman Class A Shares of the Company under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Cayman Class A Shares under the Exchange Act other than in connection with the Domestication and subsequent registration under the Exchange Act of the Common Stock. Upon the consummation of the Transactions, the issued and outstanding Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on Nasdaq, subject only to official notice thereof.

8

(q) The Company acknowledges that there have been no, and in issuing the Subscribed Shares and Pre-Funded Warrants the Company is not relying on any, representations, warranties, covenants and agreements made to the Company by Subscriber, any of its officers, directors, trustees, investment adviser or representatives or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements expressly stated in this Subscription Agreement.

(r) There has been no action taken by the Company, or, to the knowledge of the Company, any officer, director, equityholder, manager, employee, agent or representative of the Company, in each case, acting on behalf of the Company, in violation of any applicable Anti-Corruption Laws (as herein defined). The Company has not (i) been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or (iii) received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

(s) The Company and its representatives currently and for the five years prior to the date hereof have been in compliance with Anti-Corruption Laws and applicable laws related to (i) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (ii) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, “Anti-Money Laundering Laws”), (iii) anti-boycott regulations, as administered by the U.S. Department of Commerce, and (iv) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(t) Neither the Company nor its subsidiaries nor any of their respective directors, officers or employees, nor, to the knowledge of the Company, any agent or representative of the Company (acting on behalf of the Company), is or is acting under the direction of, on behalf of or for the benefit of a person that is (i) the subject or target of economic or financial sanctions, trade embargos or restrictions administered, enacted or enforced by any governmental authority (collectively, “Sanctions”); (ii) designated on any Sanctions or similar lists administered by a governmental authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant governmental authority, as amended from time to time, or any person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (iii) located, organized or resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Subscription Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria; or (iv) an officer or employee of any governmental authority or public international organization, or officer of a political party or candidate for political office. Neither the Company nor, to the knowledge of the Company, any representative of the Company (acting on behalf of the Company), (A) has participated in any transaction involving a Prohibited Party, or a person who is the target of any Sanctions, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive Sanctions, (B) to the knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any Export Control Laws, or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

9

(u) Neither the Company nor any of its subsidiaries has, and to its knowledge no one acting on its or their behalf, has (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Subscribed Shares or Pre-Funded Warrants, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Subscribed Shares or Pre-Funded Warrants, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clause (i), stabilizing transactions by the underwriters of the Company’s initial public offering, and, in the case of clauses (ii) and (iii), compensation paid to the Placement Agents in connection with the placement of the Subscribed Shares and Pre-Funded Warrants and the deferred underwriting commissions Leerink Partners LLC will receive in connection with the Company’s IPO.

(v) The Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code of 1986, as amended (the “Code”), a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(w) Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any court, governmental authority or arbitrator outstanding against the Company.

(x) When the Subscribed Shares and Pre-Funded Warrants are issued pursuant to this Subscription Agreement, and any Pre-Funded Warrant Shares are issued upon exercise of the Pre-Funded Warrants, the Common Stock will be eligible for clearing through The Depository Trust Company (the “DTC”) through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company will be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Common Stock. The Company’s transfer agent will be a participant in DTC’s Fast Automated Securities Transfer Program.

(y) Pursuant to 31 CFR part 850, which implements Executive Order 14105 of August 9, 2023, “Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern,” and is administered by the Office of Investment Security, U.S. Department of the Treasury, the Company represents and warrants that it is not: (i) a “covered foreign person” within the meaning of 31 CFR § 850.209; or (ii) engaging in, or planning to engage in, a “covered activity” within the meaning of 31 CFR § 850.208.

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company, as of the date hereof and as of the Closing Date, that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and (ii) has the requisite power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

10

(c) The execution, delivery and performance by Subscriber of this Subscription Agreement, the purchase of the Subscribed Shares and any Pre-Funded Warrants and Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares and Pre-Funded Warrants and Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), as applicable.

(d) Subscriber (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (b) an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or (c) an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act), satisfying the applicable requirements set forth on Exhibit B, (ii) is acquiring the Subscribed Shares, Pre-Funded Warrants and Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), as applicable, only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares, Pre-Funded Warrants and Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), as applicable, as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, an institutional accredited investor, or an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act) satisfying the requirements set forth on Exhibit B and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (iii) is not acquiring the Subscribed Shares, Pre-Funded Warrants and Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), as applicable, with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Exhibit B following the signature page hereto), and (iv) is an “institutional account” as defined by FINRA Rule 4512(c). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares, Pre-Funded Warrants and Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), as applicable, unless such newly formed entity is an entity in which all of the equity owners are accredited investors. Subscriber is aware that the Company is not relying specifically on the safe harbor from the registration requirements of the Securities Act provided by Regulation D under the Securities Act, and the Company will not file a Form D under the Securities Act with respect to the offer and sale of the Subscribed Shares, Pre-Funded Warrants and Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), as applicable.

(e) Subscriber acknowledges and agrees that (A) the Subscribed Shares and, if applicable, the Pre-Funded Warrants are being offered in a transaction not involving any public offering within the meaning of the Securities Act, (B) the offer and sale of the Subscribed Shares and, if applicable, the Pre-Funded Warrants and Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) have not been registered under the Securities Act and that the Company is not required to register the offer and sale of the Subscribed Shares, the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) except as set forth in Section 5 of this Subscription Agreement, and (C) the Subscribed Shares and, if applicable, the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) will be “restricted securities” within the meaning of the Securities Act and may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each

11

of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and that any certificates or book-entry statements or instruments representing the Subscribed Shares, the Pre-Funded Warrants (as applicable) or Pre-Funded Warrant Shares (upon exercise of any Pre-Funded Warrants) shall contain the restrictive legend set forth in Section 4(t). Subscriber acknowledges and agrees that the Subscribed Shares and, if applicable, the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily resell, transfer, offer, pledge or otherwise dispose of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) and may be required to bear the financial risk of an investment in the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), absent a change in law, receipt of regulatory no-action relief or an exemption, until at least one year from the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or other disposition of any of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants).

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, OHBP, the Placement Agents, any of their respective affiliates or control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided to the Subscriber by the Company on behalf of OHBP was based on estimates prepared by OHBP’s management, and such estimates were prepared based on assumptions that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the estimates. Subscriber further acknowledges that certain financial information (whether historical, audited, unaudited or otherwise, or in the form of management estimates) was prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or management estimates. Subscriber further acknowledges that no disclosure or offering document has been prepared or reviewed by the Placement Agents or any of their respective affiliates in connection with the offer and sale of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), and the Placement Agents and their respective affiliates and any control persons, officers, directors, employees, partners, agents or representatives of the Placement Agents and their respective affiliates have made no independent investigation with respect to the Company, OHBP, the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), the Subscription or the Transactions or the accuracy, completeness or adequacy of any information supplied to the Placement Agents by the Company or OHBP. Subscriber acknowledges that in connection with the issuance and sale of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), no Placement Agent has acted as a financial advisor or fiduciary to any Subscriber. None of the Placement Agents or any of their respective directors, officers, employees, partners, agents, representatives or controlling persons has made any independent investigation with respect to the Company, OHBP, the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) or the completeness or accuracy of any information provided to the Subscriber. Subscriber acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) or as to the other matters referred to herein. Subscriber acknowledges and agrees that none of (i) any Other Subscriber pursuant to an Other Subscription Agreement, or any other investor pursuant to any agreement related to the private placement of the Subscribed Shares or Pre-Funded

12

Warrants (including such person’s affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing (collectively, “Placement Agent Parties”), or (iii) any other party to the Business Combination Agreement or any Non-Party Affiliate (as defined below), shall have any liability to the Subscriber, or to any Other Subscriber or other investor, pursuant to, arising out of or relating to this Subscription Agreement, any Other Subscription Agreement, or any other agreement related to the private placement of the Subscribed Shares or Pre-Funded Warrants, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares, the purchase of the Pre-Funded Warrants or the receipt of Pre-Funded Warrant Shares upon exercise of the Pre-Funded Warrants or with respect to any claim (whether in tort, contract, under federal or state securities laws or otherwise) for breach of this Subscription Agreement, any Other Subscription Agreement, or any other agreement, or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, OHBP, or the Placement Agents concerning the Company, OHBP, the Placement Agents or any Non-Party Affiliate, any of their respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliate” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Company, OHBP, the Placement Agents or any of the Company’s, OHBP’s, or the Placement Agents’ controlled affiliates or any family member of the foregoing. Subscriber further acknowledges that Subscriber has not relied upon the Placement Agents in connection with Subscriber’s due diligence review of the offering of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) and of the Company and OHBP. In making its decision to purchase the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received or had access to, and had an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), including with respect to the Company and the Transactions (including OHBP and its subsidiaries (collectively, the “Acquired Companies”)), and made its own assessment and is satisfied concerning the relevant financial, tax, and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants). Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants). Without limiting the generality of the foregoing, Subscriber acknowledges that it has had an opportunity to review the Company’s SEC Reports. Subscriber acknowledges and agrees that the Placement Agents and any of their respective affiliates (i) have not provided Subscriber with any information or advice with respect to the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) nor is such information or advice necessary or desired; (ii) have not made and will not make any representation, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Subscription, the Transactions, the Company, the Acquired Companies, the quality or value of the Subscribed Shares, or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) any of the documents furnished pursuant therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or the business, condition (financial and otherwise), management, operations, properties or prospects of, or any other matter concerning, the Company, OHBP, the Subscription or the Transactions; (iii) may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it; and (iv) may have existing or future business relationships with the Company and OHBP (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom. The Subscriber further acknowledges and agrees that the Company’s affiliates and/or Placement Agents and/or their respective affiliates may now or in the future own securities of the Company and may purchase securities in connection with the Transactions.

13

(g) Subscriber became aware of this offering of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) solely by means of direct contact between Subscriber and the Company and/or OHBP, or their respective representatives or affiliates, or by means of contact from the Placement Agents, and the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) were offered to Subscriber solely by direct contact between Subscriber and the Company and/or OHBP, or their respective affiliates, or between Subscriber and the Placement Agents. Subscriber did not become aware of this offering of the Subscribed Shares, or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) nor were the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) (i) were not offered by any form of general advertising or, to the Subscriber’s knowledge, general solicitation, including methods described in section 502(c) of Regulation D and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(h) Subscriber acknowledges and agrees that (a) it has been informed that, in connection with the Transactions, (i) Leerink Partners LLC has acted as exclusive financial advisor to the Company and (ii) Leerink Partners LLC, UBS Securities LLC, Wells Fargo Securities, LLC and LifeSci Capital LLC have acted as co-placement agents to the Company, and (iii) any additional placement agents engaged by the Company or OHBP in connection with the Subscription may act as placement agents or advisors to the Company or OHBP after the date of this Subscription Agreement, (b) the Placement Agents are not acting as an underwriter or in any other capacity in connection with the Subscription and (c) Leerink Partners LLC will receive deferred underwriting commissions in connection with the Company’s IPO (as defined below). Subscriber waives and releases any claim that it or its affiliates may have against any Placement Agent and its affiliates and any control persons, officers, directors, employees, partners, agents or representatives of that Placement Agent and its affiliates with respect to any actual or perceived conflict of interest that may arise from such Placement Agent’s engagements as indicated in the immediately preceding sentence, in the context of such Placement Agent’s engagement by the Company as its placement agent or lead capital markets advisor in connection with the Subscription.

(i) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), including those set forth in the SEC Reports. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber is (i) an institutional account as defined in FINRA Rule 4512(c), and (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) (A) are fully consistent with its financial needs, objectives and condition, (B) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (C) have been duly authorized and approved by all necessary action and (D) is a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants). Subscriber understands and acknowledges that it has been informed that the purchase and sale of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) hereunder meets the institutional customer exemption under FINRA Rule 2111(b).

14

(j) Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) and determined that the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss of its investment exists. Subscriber will not look to the Placement Agents for all or part of any such loss or losses that Subscriber may suffer, is able to sustain a complete loss on its investment in the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), has no need for liquidity with respect to its investment in the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants)and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants).

(k) Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of the Company, the Placement Agents, OHBP, or any of their respective agents or affiliates has offered Subscriber any tax advice relating to Subscriber’s investment in the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), or made any representations, warranties or guarantees, whether written or oral, regarding the tax consequences of Subscriber’s investment in the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants).

(l) Subscriber understands and agrees that no federal or state agency, securities commission or similar regulatory authority has passed upon or endorsed the merits of the offering of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants)or made any findings or determination as to the fairness of this investment.

(m) Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with this Subscription Agreement), a Sanctioned Person (as defined below). Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required by applicable law, it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Prohibited Parties. Subscriber further represents and warrants that, to the extent required by applicable law, the Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) were legally derived. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity that is: (i) the subject or target of Sanctions, (ii) a Prohibited Party; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Subscription Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria.

(n) Subscriber, together with any of its affiliates holding the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) or other securities of the Company, are not currently (and at all times through Closing will refrain from being or becoming) members of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company or OHBP (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a “group” consisting of Subscriber and any such affiliates and persons controlling Subscriber and any such affiliates.

15

(o) During the period commencing as of the time that Subscriber was first contacted by the Company, a Placement Agent or any other person regarding the transactions contemplated by this Subscription Agreement and ending immediately prior to the execution of this Subscription Agreement, Subscriber has not entered into any short sales (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to the securities of the Company. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the representation set forth in the first sentence of this subsection shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants).

(p) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants)by Subscriber hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing, in each case as a result of the purchase by Subscriber of Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) hereunder.

(q) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has been relied on as the Plan’s fiduciary, or has been relied on by Subscriber for advice, with respect to its decision to acquire and hold the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants), and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) and (ii) the acquisition and holding of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants)will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

(r) Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2.

(s) No broker or finder has acted on behalf of Subscriber in connection with the sale of the Subscribed Shares or the Pre-Funded Warrants or Pre-Funded Warrant Shares (upon exercise of Pre-Funded Warrants) pursuant to this Subscription Agreement in such way as to create any liability on the Company.

16

(t) Subscriber acknowledges and agrees that the certificate or book entry position representing the Subscribed Shares, and any instrument representing the Pre-Funded Warrants or book entry position representing the Pre-Funded Warrant Shares (upon exercise of any Pre-Funded Warrants), will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.”

5. Registration Rights.

(a) The Company shall submit or file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares, the Pre-Funded Warrants and the Pre-Funded Warrant Shares (collectively, the “Registrable Securities”) and naming the Subscriber as a selling stockholder thereunder (the “Registration Statement”) no later than thirty (30) calendar days after the Closing (such deadline the “Filing Deadline”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 7th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such deadline the “Effectiveness Deadline”), provided, that if the Filing Deadline or Effectiveness Deadline falls on Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next business day on which the Commission is open for business, provided, further, however, that the Company’s obligations to include Subscriber’s Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in a completed questionnaire in customary form to the Company that contains the information required by Commission rules for a Registration Statement regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Registrable Securities (which shall be limited to non-underwritten public offerings) (collectively, the “Subscriber Information”) as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Securities. Any failure by the Company to file the Registration Statement by the Filing Deadline or to cause the effectiveness of such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 5. Upon notification by the Commission that any Registration Statement has been declared effective by the Commission, and within two (2) Business Days thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act.

17

(b) The Company will provide a copy of such portions of the draft of the Registration Statement that include Subscriber Information to Subscriber for review and comment at least two (2) Business Days in advance of filing the Registration Statement, provided, that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. With respect to the Subscriber Information, the Company shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement.

(c) In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve the Company of its obligation to register for resale the Registrable Securities held by the Subscriber at a later date.

(d) The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to, at its expense, cause such Registration Statement to remain effective with respect to Subscriber, keep any qualification, exemption or compliance under state securities laws which the Company determines to obtain continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of (i) three years from the issuance of the Subscribed Shares and Pre-Funded Warrants, as applicable, (ii) the date on which all of the Registrable Securities shall have been sold, or (iii) the first date on which the undersigned can sell all of its Registrable Securities (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale, the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144; provided, that the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days during any twelve-month period. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) (A) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or (B) that, as a result of a Suspension Event, the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that it will promptly discontinue offers and sales of the Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or any other applicable exemption to the registration requirements under the Securities Act) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality). If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona

18

fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary herein, the Company shall use its commercially reasonable efforts to cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of the Subscriber in connection with any sale of Registrable Securities with respect to which the Subscriber has entered into a contract for sale, prior to the Subscriber’s receipt of the notice of a Suspension Event and for which the Subscriber has not yet settled.

(e) If the Commission prevents the Company from including any or all of the securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by Subscriber, any other shares of Common Stock by any Other Subscribers or shares of Common Stock by any other selling stockholder named in the Registration Statement, the Company will promptly notify Subscriber of such event, and such Registration Statement shall register for resale such number of shares of Common Stock which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of shares of Common Stock to be registered for Subscriber, such Other Subscriber or other selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders (or as otherwise directed by the Commission) and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, the Company shall use commercially reasonable efforts to amend the Registration Statement or file with the Commission and cause to be declared effective, as promptly as allowed by the Commission, one or more registration statements to register the resale of those Registrable Securities (as defined below) that were not registered on the initial Registration Statement, as so amended and to cause such amendment or Registration Statement to become effective as promptly as practicable. Any such amended or new registration statement(s) shall be deemed to be a “Registration Statement” and all provisions of Section 5 shall apply with respect thereto.

(f) In the case of a registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. The Company shall advise Subscriber as promptly as practicable, but in no event later than five (5) Business Days following or such earlier date as indicated:

(i) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(ii) of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information with respect to the Subscriber;

(iii) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose within two (2) Business Days of the Company’s notice of such event;

(iv) within two (2) Business Days of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, non-public information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in clauses (i) through (v) above may constitute material, non-public information regarding the Company.

19

(g) The Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(h) Except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Subscription Agreement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i) The Company shall use its commercially reasonable efforts to cause all Subscribed Shares and Pre-Funded Warrant Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed.

(j) The Company shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subscribed Shares, Pre-Funded Warrants and Pre-Funded Warrant Shares required hereby and to provide all customary and reasonable cooperation necessary to enable Subscriber to resell the Registrable Securities pursuant to the Registration Statement.

(k) In connection with any request by Subscriber for the removal of any restrictive legend from any Registrable Securities, Subscriber shall deliver to the Company (or its transfer agent, as applicable) such customary certifications, broker representation letters and other documents as the Company or its transfer agent may reasonably request to confirm the availability of an applicable exemption from the registration requirements of the Securities Act, including, without limitation, a written certification as to the applicable exemption (including, if applicable, compliance with the holding period, volume and manner-of-sale requirements of Rule 144) and, if the transfer is being effected through a broker-dealer, a customary broker representation letter.

(l) For purposes of this Section 5, “Subscribed Shares” shall be deemed to include, as of any date of determination, the Subscribed Shares and any equity security issued or issuable with respect to such Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event; “Pre-Funded Warrants” shall be deemed to include, as of any date of determination, the Pre-Funded Warrant Shares and any equity security issued or issuable with respect to such Pre-Funded Warrant Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event; “Subscriber” shall mean the Subscriber or any affiliate of the Subscriber or other person to whom the rights under this Section 5 shall have been assigned, and “Registrable Securities” shall mean (i) all shares of Common Stock that are not then subject to forfeiture to the Company, (ii) all shares of Common Stock issuable upon exercise, conversion or exchange of any option, warrant or convertible security not then subject to vesting or forfeiture to the Company (including, for the avoidance of doubt, the Pre-Funded Warrants), (iii) all Pre-Funded Warrants, and (iv) all shares of Common Stock directly or indirectly issued or then issuable with respect to the securities referred to in clauses (i), (ii) or (iii) above by way of a stock dividend or stock split, or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (x) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement, (y) such securities shall have been transferred pursuant to Rule 144 or (z) such securities shall have ceased to be outstanding.

20

6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof (in each case, except for those provisions expressly contemplated to survive such termination), upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; (c) if, on the Closing Date of the Transactions, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing; or (d) if the Closing has not occurred by the Termination Date (as so defined in the Business Combination Agreement as of the date hereof, the “Outside Closing Date”); provided, that nothing herein will relieve any party from liability for any willful breach hereto prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Business Combination Agreement promptly after the termination thereof. Upon the termination of this Subscription Agreement in accordance with this Section 6, any monies paid by Subscriber to the Company in connection herewith shall be promptly (and in any event within two (2) Business Days after such termination) returned to Subscriber.

7. Trust Account Waiver. Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated May 19, 2026, the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public shareholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), and (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 7 shall (x) be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account, or any monies held therein, by virtue of such Subscriber’s (i) record or beneficial ownership of Cayman Class A Shares acquired by means other than pursuant to this Subscription Agreement or (ii) redemption rights in connection with the Transactions with respect to any Cayman Class A Shares owned by such Subscriber or limit Subscriber’s right to distributions from the Trust Account in accordance with the Company Constitutional Documents in respect of the Cayman Class A Shares acquired by any means other than pursuant to this Subscription Agreement, (y) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief or (z) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account.

8. Indemnity.

(a) To the extent Subscriber is named as a selling stockholder under any Registration Statement, the Company shall indemnify and hold harmless, to the extent permitted by law, Subscriber, its directors, trustees, officers, partners, members, managers, stockholders, affiliates, employees, advisers and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, charges, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) that arise out of or are caused by, based upon, arising out of or relating to (i) any untrue or alleged untrue statement of material fact contained in such Registration Statement, any prospectus included in such Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto, or document incorporated therein by reference, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the

21

statements therein (in the case of a prospectus, in light of the circumstances in which they were made) not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, Exchange Act, or any state securities laws or rule or regulation thereunder, in connection with the performance of its obligations under Section 5 of this Subscription Agreement, except insofar as such untrue statement, alleged untrue statement, omissions, or alleged omission is caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein.

(b) To the extent permitted by law, and in connection with any Registration Statement in which Subscriber is participating as a selling stockholder, Subscriber agrees, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement, to indemnify and hold harmless the Company and its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any losses, charges, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, any prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances in which they were made) not misleading, but only to the extent that such untrue statement, alleged untrue statement, omissions, or alleged omission is caused by or contained in any Subscriber Information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 8 shall not apply to amounts paid in settlement of any such losses, charges, claims, damages, liabilities, costs and expenses if such settlement is effected without the consent of Subscriber. In no event shall the liability of Subscriber payable by way of indemnity or contribution under this Section 8(b) or under Section 8(e) be greater than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares, Pre-Funded Warrants (or Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants), as applicable, purchased pursuant to this Subscription Agreement giving rise to such indemnification or contribution obligation.

(c) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (2) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, trustee, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares, Pre-Funded Warrants (or Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants), as applicable, purchased pursuant to this Subscription Agreement. The indemnified parties are express third party beneficiaries of this Section 8, entitled to enforce their rights under this Section 8 as if party hereto.

22

(e) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, charges, claims, damages, liabilities, costs and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, charges, claims, damages, liabilities, costs and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by or on behalf of (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Any contribution by Subscriber pursuant to this Section 8(e) (together with any indemnity under Section 8(b)) shall be no greater than the amount of net proceeds received by such Subscriber from the sale of such Subscribed Shares, Pre-Funded Warrants (or Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants), as applicable, purchased pursuant to this Subscription Agreement giving rise to this obligation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

9. Company’s Covenants.

(a) At any time and from time to time in connection with a bona fide sale of Subscribed Shares, Pre-Funded Warrants (or Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants), as applicable, effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares, Pre-Funded Warrants (or Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants), as applicable, and broker, if applicable, in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares, Pre-Funded Warrants (or Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants), as applicable, being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). The Company shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and legend removal and the Subscriber shall be responsible for its own fees or costs associated therewith (including its legal fees or costs of its legal counsel).

(b) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of the Company to the public without registration, the Company agrees, for so long as Subscriber holds Subscribed Shares, Pre-Funded Warrants (or Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants), as applicable, to:

(i) use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; and

23

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(c) While the Registration Statement is effective, the Company shall cause its counsel, or counsel acceptable to the transfer agent, to issue to the transfer agent a “blanket” legal opinion to allow the legend on the Registrable Securities to be removed upon a bona fide sale of such Subscribed Shares, Pre-Funded Warrants (or Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants), as applicable, pursuant to the plan of distribution set forth within any prospectus and pursuant to such effective Registration Statement in accordance with this Section 9. Upon request, the Company shall provide the Subscriber with contact information for the person responsible for the Company’s account at the transfer agent to facilitate transfers made pursuant to this Section 9. The Company shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its own fees or costs associated therewith (including its legal fees or costs of its legal counsel).

(d) As of the Closing Date, the Company has reserved, and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Pre-Funded Warrant Shares that are issuable upon the exercise of the Pre-Funded Warrants, if any.

10. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email, during normal business hours on a Business Day and otherwise as of the opening of the immediately following Business Day, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 10(a).

(b) Subscriber acknowledges that the Company, the Placement Agents and following the Closing Date, OHBP will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 10(b) shall not give the Company, OHBP or the Placement Agents any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that the purchase by Subscriber of Subscribed Shares, Pre-Funded Warrants (or Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants), as applicable, from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. The Company acknowledges that Subscriber and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

(c) Each of the Company, OHBP, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies.

24

(d) Each of the Company and Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Subscriber agrees that none of the Placement Agents shall be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in good faith in connection with the Transactions and the purchase and sale of the Subscribed Shares and Pre-Funded Warrants, as applicable, hereunder. On behalf of Subscriber and its affiliates, Subscriber releases the Placement Agents in respect of any losses, charges, claims, damages, liabilities, costs and expenses related to the Transactions and the purchase and sale of Subscribed Shares and Pre-Funded Warrants, as applicable, hereunder. On behalf of Subscriber and its affiliates, Subscriber agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or other forum which relates to, may arise out of, or is in connection with, the Transactions and the purchase and sale of the Subscribed Shares and Pre-Funded Warrants, as applicable, hereunder. This undertaking is given freely and after obtaining independent legal advice.

(f) Subscriber hereby agrees that it shall not, nor shall any person acting at Subscriber’s direction or pursuant to any understanding with Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” (as such term is defined in Regulation SHO under the Exchange Act, 17 CFR 242.200) or engage in other hedging transactions of any kind (other than pledges in the ordinary course of business as part of prime brokerage arrangements) directly with respect to the Subscribed Shares, the Pre-Funded Warrants or the Pre-Funded Warrant Shares during the period from the date of this Subscription Agreement through the Closing or the earlier termination of this Subscription Agreement. Notwithstanding anything to the contrary set forth herein, (i) nothing in this Section 10(f) shall prohibit any entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Subscription or that share an investment adviser with Subscriber from entering into any short sales or engaging in other hedging transactions; (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, this Section 10(f) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares (or the Pre-Funded Warrants, as applicable) covered by this Subscription Agreement; (iii) nothing herein shall prohibit any sale (including the exercise of any redemption right) of securities of the Company (1) held by Subscriber, its affiliates or any person or entity acting on behalf of Subscriber or any of its affiliates prior to the execution of this Subscription Agreement or (2) purchased by Subscriber, its affiliates or any person or entity acting on behalf of Subscriber or any of its affiliates after the execution of the Subscription Agreement; or (iv) nothing herein shall prohibit ordinary course hedging transactions so long as the sales or borrowings relating to such hedging transactions are not settled with the Subscribed Shares or Pre-Funded Warrant Shares subscribed for or issuable hereunder and the number of securities sold in such transactions does not exceed the number of securities owned or subscribed for at the time of such transactions. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares and Pre-Funded Warrants may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Shares or Pre-Funded Warrants shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Shares and Pre-Funded Warrants are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.

25

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares or Pre-Funded Warrants, as applicable, acquired hereunder, if any, and the registration rights set forth in Section 5 in connection with the transfer of any Subscribed Shares, Pre-Funded Warrants or Pre-Funded Warrant Shares (issuable upon exercise of the Pre-Funded Warrants)) may be transferred or assigned, subject to the provisions of the last sentence of this paragraph. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager/adviser who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person; provided, that such affiliate or other person executes a joinder to this Subscription Agreement, such joinder to be in form and substance reasonably satisfactory to the Company, and no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations unless otherwise expressly agreed in writing by the Company.

(h) All the representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereunder shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(i) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and Pre-Funded Warrants and to register the Subscribed Shares, Pre-Funded Warrants and Pre-Funded Warrant Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested to the extent reasonably available and to the extent consistent with Subscriber’s internal policies and procedures, provided that the Company agrees to keep such information confidential. Subscriber acknowledges that the Company may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a periodic report of the Company or a registration statement of the Company.

(j) This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought. Additionally, no provision of this Subscription Agreement that would adversely affect, limit or impair any of the rights, protections or benefits afforded to the Placement Agents hereunder may be amended, modified, supplemented or waived, in each case without the prior written consent of each Placement Agent (which consent may be withheld in each Placement Agent’s sole discretion).

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns, except that (i) the Placement Agents shall be third-party beneficiaries of the representations, warranties, acknowledgments, covenants, opinions, understandings and undertakings made by the Company, OHBP and their respective counsel and the representations and warranties made by the Subscriber in this Subscription Agreement, with full rights to enforce such provisions directly against the Company, OHBP and Subscriber to the fullest extent permitted by applicable law, and (ii) as set forth in Section 4, Section 5, Section 8, Section 10(b), Section 10(c), Section 10(e), Section 10(j), Section 10(m), Section 10(w) and this Section 10(l) with respect to the persons specifically referenced therein. The Company agrees not to take any position or make any claim that is contrary to or inconsistent with the rights, protections and benefits afforded to the Placement Agents under this Subscription Agreement.

26

(m) The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Business Combination Agreement and (ii) immediate and irreparable harm or damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches or restraining any violation or threatened violation of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in the Designated Courts pursuant to Section 10(s), this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to seek to specifically enforce Subscriber’s obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. Additionally, the Placement Agents shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches or restraining any violation or threatened violation of this Subscription Agreement and to specifically enforce the Company’s, OHBP’s and Subscriber’s obligations under this Subscription Agreement for which the Placement Agents are third party beneficiaries, including the non-reliance and exculpation provisions in Section 4. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy to the extent legally permissible; (y) not to assert that a remedy of specific enforcement pursuant to this Section 10(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

27

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 10(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.

(u) If any change in the Common Stock shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, sub-division (including consolidation) or combination, exchange or readjustment of shares, or any share dividend, the number of Subscribed Shares issued to Subscriber (or Pre-Funded Warrants and Pre-Funded Warrant Shares, as the case may be) and the Per Share Price shall be appropriately adjusted to reflect such change.

(v) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or furnish or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of this Subscription Agreement, the Other Subscription Agreements, the Business Combination Agreement, the transactions contemplated hereby and thereby, the Transactions and any other material, non-public information that the Company or OHBP has provided to Subscriber at any time prior to the filing of the Disclosure Document. Upon the issuance or filing of the Disclosure Document, to the Company’s knowledge, Subscriber and its affiliates (provided, that each of Subscriber and its affiliates is not, or is not an affiliate of any person who is, an existing investor in OHBP) shall not be in possession of any material, non-public information received from the Company or OHBP or any of their respective officers, directors, employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, OHBP, the Placement Agents, or any of their respective affiliates in connection with the Transactions. Except with the express written consent of Subscriber and unless prior thereto Subscriber shall have

28

executed a written agreement regarding the confidentiality and use of such information, the Company shall not, and shall cause its officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding the Company, OHBP or the Transactions from and after the filing of the Disclosure Document. The Company understands and confirms that the Subscriber and its affiliates will rely on the foregoing representations in effecting transactions in the securities of the Company. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not and shall cause the Placement Agents and OHBP to not (i) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers, if applicable, in any press release, without the prior written consent of Subscriber and (ii) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities law, regulatory agency or under the regulations of Nasdaq and (B) as expressly contemplated by Section 5(a) of this Subscription Agreement, in each of which case, the Company shall provide Subscriber with prior written notice of such disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates that is required for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

(w) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares and Pre-Funded Warrants, as applicable, pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, OHBP or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares and Pre-Funded Warrants, as applicable, or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose. The Company and the Subscriber each acknowledge and agree that nothing contained herein or in any Other Subscription Agreement, and no action taken by any Placement Agent in connection with the offering of the Subscribed Shares and Pre-Funded Warrants pursuant to this Subscription Agreement or any Other Subscription Agreement, shall be deemed to constitute any Placement Agent and any other Placement Agent as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that any Placement Agent and any other Placement Agent are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Company and the Subscriber each also acknowledge and agree that none of the Placement Agents or any other advisors involved in the Transactions shall have any authority to act for, or assume any obligation or responsibility on behalf of, one another or any party to this Subscription Agreement in connection with this Subscription Agreement, the Other Subscription Agreements, or the transactions contemplated hereby or thereby. Nothing contained herein or in any other agreement or document relating to the offering of the Subscribed Shares or Pre-Funded Warrants shall create a partnership, joint venture, association, syndicate or other similar relationship between any of the Placement Agents or between any of the Placement Agents and the Subscriber for any purpose whatsoever.

[SIGNATURE PAGES FOLLOW]

29

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

RESEARCH ALLIANCE CORPORATION III

By:
Name:
Title:
Address for Notices:

c/o RA Capital Management, L.P. 600 Fifth Avenue, 23rd Floor
New York, NY 10020
Attention: Matthew Hammond
E-mail: [***]; [***]

Email: with a copy (not to constitute notice) to:

Cooley LLP 500 Boylston Street, 14th Floor
Boston, Massachusetts 02116
Attention: Eric Blanchard; Kevin Cooper

E-mail: [***]; [***]

By:	[SUBSCRIBER]
Name:
Title:
Address for Notices:
Email:

Name in which shares are to be registered:

Price Per Subscribed Share:	$10.00

Aggregate Purchase Price:	$___________________

Pre-Funded Warrant Election (check if applicable):	☐ Subscriber elects to receive Pre-Funded Warrants in lieu of all or a portion of Subscribed Shares

Number of Subscribed Shares (if Pre-Funded Warrant Election made):

Number of Shares Underlying Pre-Funded Warrants:

Pre-Funded Warrant Price (per Pre-Funded Warrant):	$9.9999 (i.e., $10.00 Per Share Price minus $0.0001 exercise price)

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the Escrow Account specified by the Company in the Closing Notice.

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

EXHIBIT A

FORM OF PRE-FUNDED WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THIS WARRANT (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).

FORM OF PRE-FUNDED WARRANT TO PURCHASE COMMON STOCK

Number of Shares: [•]

(subject to adjustment)

Warrant No. [•]	Original Issue Date: [•], 2026

Oak Hill Bio, Inc., a corporation duly organized under the laws of the State of Delaware (having domesticated from a Cayman Islands exempted company to a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Companies Act (Revised) immediately prior to the Original Issue Date) (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [•] or its registered assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to a total of [•] shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price per share equal to $0.0001 (the “Exercise Price”), in each case as adjusted from time to time as provided in Section 9, upon surrender of this Pre-Funded Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”) at any time and from time to time on or after the date hereof (the “Original Issue Date”), subject to the following terms and conditions:

This Warrant is one of a series of similar warrants issued pursuant to that certain Subscription Agreement, dated [•], 2026, by and between the Company and the Subscriber identified therein (the “Purchase Agreement”), and is being issued as Exhibit A thereto. Capitalized terms used but not defined herein have the meanings given to them in the Purchase Agreement.

1. Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediates, controls, is controlled by or is under common control with such Person.

“Attribution Parties” means, collectively, the following Persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the date hereof, directly or indirectly managed or advised by the Holder’s investment manager, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any Attribution Parties and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and/or any other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act; provided, that, for the avoidance of doubt, the term “Attribution Parties” shall not include any other client, fund or account managed by the Holder’s investment manager that is not under common control with the Holder and that has independent investment discretion. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

“Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg Financial Markets, or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg Financial Markets, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then the Board of Directors of the Company shall use its good faith judgment to determine the fair market value. The Board of Directors’ determination shall be binding upon all parties absent demonstrable error. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

“Commission” means the U.S. Securities and Exchange Commission.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Group” shall have the meaning ascribed to it in Section 13(d) of the Exchange Act, and all related rules, regulations and jurisprudence.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated or unincorporated association, joint venture, government (or an agency or subdivision thereof) or any other entity or organization.

“Principal Trading Market” means the national securities exchange or other trading market on which the Common Stock is primarily listed on and quoted for trading, which, as of the Original Issue Date, shall be the Nasdaq Stock Market LLC.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, for the Principal Trading Market with respect to the Common Stock that is in effect on the date of delivery of an applicable Exercise Notice, which as of the Original Issue Date was “T+1.”

“Trading Day” means any weekday on which the Principal Trading Market is normally open for trading.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the Company’s transfer agent and registrar for the Common Stock, and any successor appointed in such capacity.

2. Issuance of Securities; Registration of Warrants. The Company shall register ownership of this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any assignee to which this Warrant is permissibly assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3. Registration of Transfers. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Subject to compliance with all applicable securities laws, the Company shall, or will cause its Transfer Agent to, register the transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, and payment for all applicable transfer taxes (if any). Upon any such registration or transfer, a new warrant to purchase Common Stock in substantially the form of this Warrant (any such new warrant, a “New Warrant”) evidencing the portion of this Warrant so transferred shall be issued to the transferee, and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant. The Company shall, or will cause its Transfer Agent to, prepare, issue and deliver at the Company’s own expense any New Warrant under this Section 3. Until due presentment for registration of transfer, the Company may treat the registered Holder hereof as the owner and holder for all purposes, and the Company shall not be affected by any notice to the contrary.

4. Exercise of Warrants.

(a) All or any part of this Warrant shall be exercisable by the registered Holder in any manner permitted by this Warrant (including Section 11) at any time and from time to time on or after the Original Issue Date, and such rights shall not expire until exercised in full.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice pursuant to Section 10 below), and the date on which the last of such items is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares, if any.

(c) The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this section, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than the number of Trading Days comprising the Standard Settlement Period following the Exercise Date), upon the request of the Holder, cause the Transfer Agent to credit such aggregate number of shares of Common Stock specified by the Holder in the Exercise Notice and to which the Holder is entitled pursuant to such exercise (the “Exercise Shares”) to the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit Withdrawal At Custodian system, so long as either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or the resale of such Warrant Shares by the Holder or (B) the Exercise Shares are eligible for resale by the Holder without volume or manner-of-sale restrictions pursuant to Rule 144 promulgated under the Securities Act (assuming cashless exercise of this Warrant). If (A) and (B) above are not true, the Company shall cause the Transfer Agent to either (i) record the Exercise Shares in the name of the Holder or its designee on the book-entry ledger statements reflecting the Exercise Shares with an appropriate legend regarding restriction on transferability, which shall be issued and dispatched by overnight courier to the address as specified in the Exercise Notice, and on the Company’s share register or (ii) issue such Exercise Shares in the name of the Holder or its designee in restricted book-entry form in the Company’s share register. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account, the date of the book entry positions or the date of delivery of the book-entry ledger statements evidencing such Exercise Shares, as the case may be.

(b) In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to deliver to the Holder or its designee Exercise Shares in the manner required pursuant to Section 5(a) within the Standard Settlement Period following the Exercise Date (other than a failure caused by incorrect or incomplete information provided by Holder to the Company) and the Holder or the Holder’s broker on its behalf purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”) but did not receive within the Standard Settlement Period, then the Company shall, within two Trading Days after the Holder’s request and in the Holder’s sole discretion, either (i) promptly honor its obligation to deliver to the Holder or its designee the Exercise Shares pursuant to Section 5(a) and pay cash to the Holder in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased in the Buy-In, less the product of (A) the number of shares of Common Stock purchased in the Buy-In, times (B) the Closing Sale Price of a share of Common Stock on the Exercise Date, or (ii) upon written notice to the Company, cancel such exercise in full and have the Company reinstate the portion of this Warrant for the number of Warrant Shares that were subject to such exercise, in which case such exercise shall be deemed not to have occurred. The Holder shall provide the Company written notice promptly after the occurrence of a Buy-In, indicating the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company.

(c) To the extent permitted by law and subject to Section 5(b), the Company’s obligations to issue and deliver Warrant Shares in accordance with and subject to the terms hereof (including the limitations set forth in Section 11 below) are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Subject to Section 5(b), nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Exercise Shares; provided, however, that the Holder shall not be entitled to both (i) require the Company to reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 5(a).

6. Charges, Taxes and Expenses. Issuance and delivery of Exercise Shares shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such shares, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Warrant Shares or the Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable contractual indemnity, if requested by the Company. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will, at all times while this Warrant is outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, 100% of the number of Warrant Shares that are initially issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable. The Company will take all such action as may be reasonably necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed. The Company further covenants that it will not, without the prior written consent of the Holder, take any actions to increase the par value of the Common Stock at any time while this Warrant is outstanding. If at any time while this Warrant is outstanding, the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligations under this Warrant, the Company shall promptly take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve 100% of the Warrant Shares then issuable upon exercise of this Warrant.

9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant (the “Number of Warrant Shares”) are subject to adjustment from time to time as set forth in this Section 9.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock issued and outstanding on the Original Issue Date and in accordance with the terms of such stock on the Original Issue Date or as amended, that is payable in shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issues by reclassification of shares of capital stock any additional shares of Common Stock of the Company, then in each such case the Number of Warrant Shares shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the Number of Warrant Shares shall be recomputed accordingly as of the close of business on such record date and thereafter the Number of Warrant Shares shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii), (iii) or (iv) of this paragraph shall become effective immediately after the effective date of such subdivision, combination or issuance.

(b) Pro Rata Distributions. If, on or after the Original Issue Date, the Company shall declare or make any dividend or other pro rata distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, but, for the avoidance of doubt, excluding any distribution of shares of Common Stock subject to Section 9(a), any distribution of Purchase Rights (as defined below) subject to Section 9(c) and any Fundamental Transaction (as defined below) subject to Section 9(d)) (a “Distribution”) then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage (as defined below)) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution; provided, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation.

(c) Purchase Rights. If at any time on or after the Original Issue Date, the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property, in each case pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights; provided, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent) and at the Holder’s election, in its sole discretion, either (1) such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance) to the same extent as if there had been no such limitation or (2) the Company shall offer the Holder the right upon exercise of such Purchase Right to acquire a security (e.g. a pre-funded warrant) that would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage but will otherwise to the extent possible have economic and other rights, preferences and privileges substantially consistent and on par with the securities or other property issuable upon exercise of the originally offered Purchase Rights). As used in this Section 9(c), (i) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities and (ii) “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

(d) Fundamental Transactions. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity or in which the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of capital stock tender shares representing more than 50% of the voting power of the capital stock of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the voting power of the capital stock of the Company (except for any such transaction in which the stockholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 9(a) above) (in any such case, a “Fundamental Transaction”) provided, however, that, for the avoidance of doubt, neither (A) the domestication of the Company from a Cayman Islands exempted company to a Delaware corporation in connection with the transactions contemplated by the Purchase Agreement (the “Domestication”) nor (B) the acquisition by the Company of OHB Pediatrics Ltd. pursuant to the business combination agreement entered into in connection with the Purchase Agreement, shall constitute a Fundamental Transaction for purposes of this Warrant; then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (including any Distributions or Purchase Rights then held in abeyance pursuant to Sections 9(b) or 9(c) above) without regard to any limitations on exercise contained herein (the “Alternate Consideration”). If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless (i) the Alternate Consideration is solely cash and the Company provides for the simultaneous “cashless exercise” of this Warrant pursuant to Section 10 below or (ii) prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or other Person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this paragraph (d) shall similarly apply to subsequent transactions analogous to a Fundamental Transaction type.

(e) Number of Warrant Shares. Simultaneously with any adjustment to the Number of Warrant Shares pursuant to Section 9, the Exercise Price shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased Number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment. Notwithstanding the foregoing, in no event may the Exercise Price be adjusted below the par value of the Common Stock then in effect.

(f) Calculations. All calculations under this Section 9 shall be made to the nearest one-tenth of one cent or the nearest share, as applicable.

(g) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will, at the written request of the Holder, promptly (and in any event within five (5) Trading Days) compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s transfer agent.

(h) Notice of Corporate Events. If, while this Warrant is outstanding, the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice of such transaction at least ten days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, if while this Warrant is outstanding, the Company authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction contemplated by Section 9(d), other than a Fundamental Transaction under clause (iii) of Section 9(d), the Company shall deliver to the Holder a notice of such Fundamental Transaction at least

30 days prior to the date such Fundamental Transaction is consummated. Holder agrees to maintain any information disclosed pursuant to this Section 9(h) in confidence until such information is publicly available, and shall comply with applicable law with respect to trading in the Company’s securities following receipt of any such information.

10. Payment of Exercise Price. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, satisfy its obligation to pay the Exercise Price through a “cashless exercise”, in which event the Company shall issue to the Holder the number of Warrant Shares in an exchange of securities effected pursuant to Section 3(a)(9) of the Securities Act, determined as follows:

X = Y [(A-B)/A] where:

“X”   equals the number of Warrant Shares to be issued to the Holder;

“Y”   equals the total number of Warrant Shares with respect to which this Warrant is then being exercised;

“A”   equals the Closing Sale Price of the shares of Common Stock (as reported by Bloomberg Financial Market) as of the Trading Day immediately preceding the Exercise Date); and

“B”   equals the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a “cashless exercise” transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the Original Issue Date (provided that the Commission continues to take the position that such treatment is proper at the time of such exercise). In the event that a registration statement registering the issuance of Warrant Shares is, for any reason, not effective at the time of exercise of this Warrant, then this Warrant may only be exercised through a cashless exercise, as set forth in this Section 10. If the Warrant Shares are issued in such a cashless exercise, the Company acknowledges and agrees that, in accordance with Section 3(a)(9) of the Securities Act, the Exercise Shares issued in such exercise shall take on the registered characteristics of the Warrants being exercised and may be tacked on to the holding period of the Warrants being exercised. Except as set forth in Section 5(b) (Buy-in Remedy) and Section 12 (No Fractional Shares), in no event will the exercise of this Warrant be settled in cash.

11. Limitations on Exercise.

(a) Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of any portion of this Warrant, and the Holder of this Warrant shall not have the right to exercise any portion of the Warrant, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the Holder, together with the Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, in excess of [4.99][9.99]% (the “Maximum Percentage”) of the Common Stock that would be issued and outstanding following such exercise. For purposes of calculating beneficial ownership for determining whether the Maximum Percentage is or will be exceeded, the aggregate number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties, shall include the number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties plus the number of shares of Common Stock issuable upon exercise of the relevant Warrant with respect to which the determination is being made but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, unexercised Warrant held and/or beneficially owned by the Holder or the Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company held and/or beneficially owned by such Holder or any Attribution Party (including, without limitation, any convertible notes, convertible stock or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 11(a), beneficial ownership of the Holder or the Attribution Parties shall, except as set forth in the immediately preceding sentence, be calculated and determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder. For purposes of this Warrant, in determining the number of outstanding shares of Common Stock, a Holder of this Warrant may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding (such issued and outstanding shares, the “Reported Outstanding Share Number”). For any reason at any time, upon the written or oral request of the Holder, the Company shall within one business day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. The Holder shall disclose to the Company the number of shares of Common Stock that it, together with the Attribution Parties holds and/or beneficially owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to submitting an Exercise Notice for the relevant Warrant. If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s, together with the Attribution Parties’, beneficial ownership, as determined pursuant to this Section 11(a), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and the Attribution Parties since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Common Stock to the Holder upon exercise of this Warrant results in the Holder, together with the Attribution Parties, being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the Exchange Act), the number of shares so issued by which the Holder’s, together with the Attribution Parties’, aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. By written notice to the Company, a Holder of this Warrant may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.99% specified in such notice; provided that any increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Company and shall not negatively affect any partial exercise effected prior to such change; and provided further that, for purposes of clarity, any decrease in the Maximum Percentage shall be effective immediately upon written notice to the Company.

(b) This Section 11 shall not restrict the number of shares of Common Stock which a Holder or the Attribution Parties may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder or the Attribution Parties may receive in the event of a Fundamental Transaction as contemplated in Section 9(d) of this Warrant. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder or the Attribution Parties for any purpose including for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder or Section 16 of the Exchange Act and the rules promulgated thereunder, including Rule 16a-1(a)(1). No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 11 to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 11 or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

12. No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

13. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent prior to 5:30 P.M., New York City time, on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent on a day that is not a Trading Day or later than 5:30 P.M., New York City time, on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next business day delivery, or (iv) upon actual receipt by the Person to whom such notice is required to be given, if by hand delivery.

14. Warrant Agent. The Company shall initially serve as warrant agent under this Warrant. Upon 30 days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

15. Miscellaneous.

(a) No Rights as a Stockholder. Except as otherwise set forth in this Warrant, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

(b) Further Assurances. Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate or articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(c) Successors and Assigns. Subject to compliance with applicable securities laws, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction. This Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.

(d) Amendment and Waiver. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns. Except as otherwise provided herein, the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

(e) Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(f) Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(g) Headings. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(h) Severability. If any part or provision of this Warrant is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Warrant shall remain binding upon the parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

[•]

By:
Name:
Title:

SCHEDULE 1

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase shares of Common Stock under the Warrant]

Ladies and Gentlemen:

(1) The undersigned is the Holder of Warrant No. __ (the “Warrant”) issued by [•], a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

(2) The undersigned hereby exercises its right to purchase _____ Warrant Shares pursuant to the Warrant.

(3) The Holder intends that payment of the Exercise Price shall be made as (check one):

☐ Cash Exercise

☐ “Cashless Exercise” under Section 10 of the Warrant

(4) If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $ _____ in immediately available funds to the Company in accordance with the terms of the Warrant.

(5) Pursuant to this Exercise Notice, the Company shall deliver to the Holder Warrant Shares determined in accordance with the terms of the Warrant. The Warrant Shares shall be delivered (check one):

☐ to the following DWAC Account Number: _______________________________

☐ in book-entry form via a direct registration system

☐ by physical delivery of a certificate to: ______________________________________________________

            ____________________________________________________________________________________

☐ in restricted book-entry form in the Company’s share register

(6) By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby (i) the Holder is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended, and (ii) the Holder will not beneficially own in excess of the number of shares of Common Stock (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) permitted to be owned under Section 11(a) of the Warrant to which this notice relates.

Dated:

Name of Holder:

By:

Name:

Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

EXHIBIT B

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Exhibit B should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	Subscriber is subscribing for the Subscribed Shares and Pre-Funded Warrants, as applicable, as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

**OR**

C.	ACCREDITED INVESTOR STATUS (Please check the box)

☐	Subscriber is an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act).

**AND**

D.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or OHBP or acting on behalf of an affiliate of the Company or OHBP.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the “Act”), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐

Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐	Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person.

This Exhibit B should be completed by Subscriber and constitutes a part of the Subscription Agreement.

Exhibit 10.5

FORM OF INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is dated as of [•], 2026, and is entered into by and among Oak Hill Bio, Inc., a Delaware corporation (“OAKH”) (formerly known as Research Alliance Corporation III, a Cayman Islands exempted company, prior to its transfer by way of continuation and domestication as a Delaware corporation), Research Alliance Holdings III LLC, a Cayman Islands exempted company (the “Sponsor”), certain investment vehicles affiliated with the Sponsor set forth on Schedule 1 hereto (collectively “RA Capital”), certain existing shareholders of OAKH as set forth on Schedule 2 hereto (the “OAKH Existing Investors”), certain former stockholders of OHB Pediatrics Ltd., a company incorporated under the laws of England and Wales (the “Company” or “OHB”), set forth on Schedule 3 hereto (such stockholders, the “OHB Holders”) and other persons and entities (collectively with OAKH, the Sponsor, the OHB Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not otherwise defined herein shall have the meanings given such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, OAKH, the Sponsor, and the OAKH Existing Investors are party to that certain Registration and Shareholder Rights Agreement, dated as of May 19, 2026 (the “Original RSRA”);

WHEREAS, OAKH is party to that certain Business Combination Agreement, dated as of July [•], 2026 (as it may be further amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among OAKH, Sponsor, the OAKH Existing Investors the OHB Holders, and the Company, pursuant to which, on [•], 2026, OAKH deregistered from the Register of Companies in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”), and on [•], 2026, the OHB Holders sold their shares and OAKH purchased all shares of the Company in the Share Acquisition (as defined below);

WHEREAS, at least one day prior to the Closing Date, pursuant to the Business Combination Agreement, OAKH shall cause each Class A ordinary share of a par value of $0.0001 each and Class B ordinary share of a par value of $0.0001 each of OAKH that is issued and outstanding immediately prior to the Domestication to be converted into one share of common stock, par value $0.0001 per share, of OAKH (“OAKH Shares”);

WHEREAS, on the Closing Date, OAKH will purchase from the OHB Holders, all of the legal and beneficial title to each share of the Company held by each OHB (the “Share Acquisition”). In consideration for the Share Acquisition, OAKH shall issue to each OHB Holder a number of OAKH Shares equal to (i) the Exchange Ratio (as defined in the Business Combination Agreement) multiplied by (ii) the number of shares of the Company held by such OHB Holder, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, on the date of this Agreement, certain investors purchased an aggregate of 5,500,000 shares of OAKH Shares (the “PIPE Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Investor Subscription Agreements, each dated as of July [•], 2026, entered into by and between the Company and each of such investors (the “PIPE Financing”);

WHEREAS, RA Capital Healthcare Fund, L.P. entered into a backstop agreement (the “Backstop Agreement”) with the Company, dated July [•], 2026, and agreed to backstop the redemption of, and therefore purchase and subscribe for, up to 7,500,000 OAKH Shares on the Closing Date. Pursuant to the terms of the Backstop Agreement, [•] OAKH Shares were issued to RA Capital Healthcare Fund, L.P. (the “Backstop Shares”);

WHEREAS, pursuant to Section 6.8 of the Original RSRA, compliance with any of the provisions, covenants and conditions set forth in the Original RSRA may be waived, or any of such provisions, covenants or conditions may be amended or modified upon the written consent of Sponsor and the Holders (as defined in the Original RSRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RSRA) at the time in question;

WHEREAS, OAKH, the Sponsor, and the OAKH Existing Investors desire to enter into this Agreement, pursuant to which OAKH shall grant the Holders certain registration rights with respect to certain securities of OAKH, as set forth in this Agreement; and

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of the shares of OAKH Shares acquired pursuant to the terms of the Business Combination Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” means any public disclosure of material non-public information that, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of OAKH or the OAKH Board, in each case, after consultation with counsel to OAKH, (a) would be required to be made in any Registration Statement or Prospectus for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made), (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective, or used, as the case may be, and (c) OAKH has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Closing” shall have the meaning given in the Business Combination Agreement.

2

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission (also referred to herein as the “SEC”).

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Domestication” shall have the meaning given in the Business Combination Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Lock-up Period” shall mean, for Holders who signed those certain lock-up agreements dated as of [•], 2026, the period beginning on the Closing Date and ending six months after the Closing Date.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“OAKH” shall have the meaning given in the Preamble hereto and includes OAKH’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“OAKH Board” shall mean the Board of Directors of OAKH.

“OAKH Existing Investors” shall have the meaning given in the Preamble hereto.

“OAKH Shares” shall have the meaning given in the Recitals hereto.

“OHB” shall have the meaning given in the Preamble hereto.

“OHB Holders” shall have the meaning given in the Preamble hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean persons to whom a holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-up Period.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

3

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of OAKH Shares held by a Holder following the Closing that are issued in connection with the transactions contemplated by the Business Combination Agreement, the RA Capital SAFE Agreement, the Backstop Agreement and the PIPE Financing, including, for the avoidance of doubt, any shares of OAKH Shares (i) issued in connection with the Domestication, (ii) issued upon conversion of the RA Capital SAFE Agreement, (iii) issued as Closing Consideration, (iv) that are Backstop Shares, and (v) that are PIPE Shares; (b) any shares of OAKH Shares that may be acquired by a Holder upon the exercise, conversion or redemption of any other security of OAKH or other right to acquire OAKH Shares held by a Holder following the Closing that are issued or distributable in connection with the transactions contemplated by the Business Combination Agreement, including, for the avoidance of doubt, the shares of OAKH Shares issued or issuable upon the exercise of any equity awards of OAKH held by a Holder immediately following the Closing; (c) any outstanding shares of OAKH Shares and shares of OAKH Shares issued or issuable upon the exercise of any other equity security of OAKH acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of OAKH; and (d) any other equity security of OAKH or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by OAKH and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration, listing and filing fees, including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the OAKH Share is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

4

(D) reasonable fees and disbursements of counsel for OAKH;

(E) reasonable fees and disbursements of all independent registered public accountants of OAKH incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders, up to $100,000 in the aggregate.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, gift, hypothecate, place a lien on, pledge, lend, assign, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to, any security, (b) deposit any OAKH Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any OAKH Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of OAKH Shares or other securities, in cash or otherwise, or (d) public announcement of any intention to effect any transaction specified in clause (a) - (c).

5

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of OAKH are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing.

(a) Within thirty (30) calendar days following the Closing Date (the “Filing Deadline”), OAKH shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if OAKH is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies OAKH that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 7th Business Day after the date OAKH is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review by the Commission (such deadline the “Effectiveness Deadline”); provided, that if the Filing Deadline or Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next Business Day on which the Commission is open for business; provided, further, however, that OAKH’s obligations to include the Registrable Securities in the Registration Statement are contingent upon the Holder furnishing in a completed questionnaire in customary form to OAKH that contains the information required by Commission rules for a Registration Statement regarding the Holder, the securities of OAKH held by the Holder as shall be reasonably requested by OAKH to effect the registration of the Registrable Securities, and shall execute such documents in connection with such registration as OAKH may reasonably request that are customary of a selling stockholder in similar situations. If the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days on which the Commission remains closed. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein. OAKH shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event OAKH files a Form S-1 Shelf, OAKH shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after OAKH is eligible

6

to use Form S-3. OAKH’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4. Any failure by OAKH to file the Registration Statement by the Filing Deadline or to cause the effectiveness of such Registration Statement by the Effectiveness Deadline shall not otherwise relieve OAKH of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 2.1. Upon notification by the Commission that any Registration Statement has been declared effective by the Commission, and within two (2) Business Days thereafter, OAKH shall file the final prospectus under Rule 424 of the Securities Act.

(b) OAKH will provide a copy of such portions of the draft of the Registration Statement that include a Holder’s information to such Holder for review and comment at least two (2) business days in advance of filing the Registration Statement, provided, that, for the avoidance of doubt, in no event shall OAKH be required to delay or postpone the filing of such Registration Statement as a result of or in connection with a Holder’s review. With respect to the Holder’s information, OAKH shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement.

(c) In no event shall a Holder be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that a Holder be identified as a statutory underwriter in the Registration Statement, such Holder will have an opportunity to withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve OAKH of its obligation to register for resale the Registrable Securities at a later date.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, OAKH shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to the Plan of Distribution. If a Subsequent Shelf Registration Statement is filed, OAKH shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if OAKH is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that OAKH is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. OAKH’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3 Additional Registration Statement(s). Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, OAKH, upon written request of such Holder at any time beginning 30 days prior to the expiration of the Lock-Up Period (if applicable), shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that OAKH shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for the Sponsor, RA Capital and the OAKH Existing Investors, and six times for the OHB Holders.

7

2.1.4 Requests for Underwritten Offerings. Subject to Section 3.4, at any time and from time to time and beginning 30 days prior to the expiration of the Lock-up Period (if applicable), the Sponsor, RA Capital and OAKH Existing Investors, or an OHB Holder (any such Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf; provided that OAKH shall only be obligated to effect an Underwritten Offering following the expiration of the Lock-Up Period (if applicable) if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $25,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Offerings shall be made by giving written notice to OAKH, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.4.4, the initial Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to OAKH’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The (i) Sponsor, RA Capital and OAKH Existing Investors may demand not more than two (2) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period, and (ii) the OHB Holders, may demand not more than two (2) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than six (6) Underwritten Offerings pursuant to this Section 2.1.4(i) and (ii) in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, OAKH may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advises OAKH, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Offering (such Holders, the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other OAKH Shares or other equity securities that OAKH desires to sell and all other OAKH Shares or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then OAKH shall include in such Underwritten Offering, before including any OAKH Shares or other equity securities proposed to be sold by OAKH or by other holders of OAKH Shares or other equity securities, (i) first, the Registrable Securities of the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Offering), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Offering) that can be sold without exceeding the Maximum Number of Securities, (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the OAKH Shares or other equity securities that OAKH desires to sell, which

8

can be sold without exceeding the Maximum Number of Securities, and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the OAKH Shares or other equity securities of persons other than Holders of Registrable Securities that OAKH is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to OAKH and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that the Sponsor, RA Capital, OAKH Existing Investors, or an OHB Holder may elect to have OAKH continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, RA Capital, OAKH Existing Investors, the OHB Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses OAKH for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor, RA Capital, OAKH Existing Investors, or an OHB Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor, RA Capital, OAKH Existing Investors, or such OHB Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, OAKH shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, OAKH shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if any Holder proposes to conduct a registered offering of, or if OAKH proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for the account of stockholders of OAKH (or by OAKH and by the stockholders of OAKH including, without limitation, an Underwritten Offering pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of OAKH, (iv) for a dividend reinvestment plan, (v) for an exchange offer or offering of securities solely to OAKH’s existing securityholders, (vi) for a rights offering, (vii) for an equity line of credit or an at-the-market offering of securities, (viii) a Block Trade or (ix) an Other Coordinated Offering, then OAKH shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the

9

Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within two (2) days after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided, in the case of an “overnight” or “bought” offering, such requests must be made by the Holders within two (2) Business Days after delivery of any such notice by OAKH; provided further that if OAKH has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution of OAKH Shares in an Underwritten Offering, then (1) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), OAKH shall not be required to offer such opportunity to such Holders or (2) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.2.2. Subject to the foregoing proviso and to Section 2.2.2, OAKH shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of OAKH included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises OAKH and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of OAKH Shares or other equity securities that OAKH desires to sell, taken together with (i) the OAKH Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the OAKH Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for OAKH’s account, OAKH shall include in any such Registration or registered offering (A) first, the OAKH Shares or other equity securities that OAKH desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the OAKH Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

10

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then OAKH shall include in any such Registration or registered offering (A) first, the OAKH Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the OAKH Shares or other equity securities that OAKH desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the OAKH Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering and Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then OAKH shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to OAKH and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. OAKH (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), OAKH shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Offering under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of OAKH (other than a Block Trade or Other Coordinated Offering) in which the Holder participates, if requested by the managing Underwriters, each such Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding OAKH Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any OAKH Shares or other equity securities of OAKH (other than those included in such offering pursuant to this Agreement), without the prior written consent of OAKH, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

11

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, at any time and from time to time following the expiration of the Lock-up Period (if applicable), if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow”, an offer commonly known as a “block trade” (a “Block Trade”) , or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $20,000,000 in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify OAKH of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and OAKH shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with OAKH and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to OAKH, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, OAKH shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 The (i) Sponsor, RA Capital and OAKH Existing Investors may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period, and (ii) the OHB Holders, may demand no more than six (6) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to Section 2.1.4 hereof.

2.5 Cutback. If the Commission prevents OAKH from including any or all of the securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the Holders, OAKH will promptly notify the Holders of such event, and such Registration Statement shall register for resale such number of OAKH

12

Shares which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of OAKH Shares to be registered for the Holders shall be reduced pro rata among all such Holders (or as otherwise directed by the Commission) and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, OAKH shall use commercially reasonable efforts to amend the Registration Statement or file with the Commission and cause to be declared effective, as promptly as allowed by the Commission, one or more registration statements to register the resale of the Registrable Securities (as defined below) that were not registered on the initial Registration Statement, as so amended and to cause such amendment or Registration Statement to become effective as promptly as practicable. Any such amended or new registration statement(s) shall be deemed to be a “Registration Statement” and all provisions of Section 2 shall apply with respect thereto.

ARTICLE III

OAKH PROCEDURES

3.1 General Procedures. If at any time OAKH is required to effect the Registration of Registrable Securities hereunder, OAKH shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto OAKH shall:

3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by OAKH or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 in connection with the filing of a Registration Statement or Prospectus, or any amendment or supplement thereto, upon the reasonable request of a Holder, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, (i) excerpts of such Registration Statement naming such Holders or Underwriters, and the section entitled “Plan of Distribution”, “Underwriting” or similar sections, (ii) each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), (iii) the Prospectus included in such Registration Statement (including each preliminary Prospectus), and (iv) such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that, in no event shall OAKH be required to delay or postpone the filing of such Registration Statement as a result of or in connection with a Holder’s review; and provided, further, that OAKH shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

13

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of OAKH and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that OAKH shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by OAKH are then listed;

3.1.6 provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 notify the selling Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.9 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause OAKH’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to OAKH, prior to the release or disclosure of any such information;

3.1.10 obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from OAKH’s independent registered public accountants in the event of an Underwritten Offering or a Block Trade pursuant to such Registration (subject to such placement agent or sales agent providing such certification or representation reasonably requested by OAKH’s independent registered public accountants and OAKH’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

14

3.1.11 in the event of an Underwritten Offering or a Block Trade pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing OAKH for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.12 in the event of any Underwritten Offering or a Block Trade, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter of such offering or sale;

3.1.13 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of OAKH’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), which requirement will be deemed satisfied if OAKH timely files Forms 10-K, 10-Q, and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.14 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of OAKH to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, OAKH shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by OAKH. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Registration Statement and Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide OAKH with its requested Holder Information, OAKH may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if OAKH determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of OAKH pursuant to a Registration initiated by OAKH hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting,

15

sales, distribution or placement arrangements approved by OAKH and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements provided that such Holder shall only be subject to the restrictions set forth in any such lock-up agreements if the directors and officers of OAKH are subject to a lock-up obligation to the Underwriters managing the offering and the length of such lock-up for such Holder shall be no longer than the shortest lock-up of any such directors and officers; provided, further, that if OAKH or the Underwriters managing the offering waive or shorten the lock-up period for any of OAKH’s officers, directors or stockholders, then (i) all Holders subject to such lock-up shall receive notice of such waiver or modification no later than two (2) Business Days following such waiver or modification, and (ii) such lock-up will be similarly waived pro rata or shortened for each such Holder. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from OAKH that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that OAKH hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by OAKH that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require OAKH to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to OAKH, or (c) in the good faith judgment of the majority of the OAKH Board such Registration, be seriously detrimental to OAKH and the majority of the OAKH Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, OAKH may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by OAKH to be necessary for such purpose. In the event OAKH exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from OAKH that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date thirty (30) days prior to OAKH’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, an OAKH-initiated Registration and provided that OAKH continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Offering and OAKH and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, OAKH may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by OAKH, in the aggregate, on not more than three (3) occasions or for more than ninety (90) consecutive calendar days during any twelve (12)-month period.

16

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, OAKH, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by OAKH after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. OAKH further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell OAKH Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, OAKH shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Restrictive Legend Removal.

3.6.1 At any time and from time to time in connection with a bona-fide sale of Registrable Securities effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, OAKH shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Registrable Securities and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). OAKH shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Holder shall be responsible for its fees or costs associated with such removal of such restrictive legends (including its legal fees or costs of its legal counsel).

3.6.2 With a view to making available to each Holder of Registrable Securities the benefits of Rule 144 that permit the Holder to sell securities of OAKH to the public without registration, OAKH agrees, for so long as any Holder holds Registrable Securities, to:

(a) use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; and

(b) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of OAKH under the Securities Act and the Exchange Act so long as OAKH remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 OAKH agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any

17

Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to OAKH by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to OAKH in writing such information and affidavits as OAKH reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify OAKH, its directors, officers and agents and each person or entity who controls OAKH (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of OAKH.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus one local counsel if necessary in the reasonable judgment of the indemnified party) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

18

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. OAKH and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event OAKH’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email, during normal business hours on a Business Day and otherwise as of the opening of the immediately following Business Day, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of OAKH hereunder may not be assigned or delegated by OAKH in whole or in part.

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the OHB Holders, the Sponsor, RA Capital and the OAKH Existing Investors, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that each of the Holders shall be

19

permitted to transfer its rights hereunder to one or more affiliates or any direct or indirect partners, members or equity holders of such Holder, which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by such Holder to its members (it being understood that no such transfer shall reduce or multiply any rights of such Holder or such transferees).

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate OAKH unless and until OAKH shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to OAKH, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

5.4 Governing Law; Venue. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 5.1 of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

5.5 TRIAL BY JURY. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT

20

CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of (a) OAKH and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of (i) RA Capital so long as RA Capital and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding OAKH Shares and (ii) an OHB Holder, for so long as such OHB Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding OAKH Shares; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of OAKH, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or OAKH and any other party hereto or any failure or delay on the part of a Holder or OAKH in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or OAKH. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than as provided in the (i) Private Placement Shares Purchase Agreement, dated as of June 11, 2024, between OAKH and the Sponsor and (ii) any subscription agreement entered into by OAKH and the investors party thereto in connection with a PIPE Financing, OAKH represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require OAKH to register any securities of OAKH for sale or to include such securities of OAKH in any Registration Statement filed by OAKH for the sale of securities for its own account or for the account of any other person or entity. OAKH hereby agrees and covenants that it will not grant rights to register any OAKH Shares (or securities convertible into or exchangeable for OAKH Shares) pursuant to the Securities Act that are more favorable than those granted to the Holders hereunder without (a) the prior written consent of (i) RA Capital so long as RA Capital and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding OAKH Shares and (ii) an OHB Holder, for so long as such OHB Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding OAKH Shares or (b) granting substantially equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, OAKH represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. Notwithstanding the foregoing, nothing in this Section 5.7 shall prohibit the Company from filing a registration statement for one or more bona fide underwritten public offerings (including on Form S-1) where the Board determines in good faith that such offering is reasonably necessary to facilitate the disposition of securities by one or more holders whose securities are not then eligible for resale pursuant to an effective Registration Statement.

21

5.8 Term. This Agreement shall terminate on the earlier of (a) the fifth (5th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Sections 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to OAKH the total number of Registrable Securities held by such Holder in order for OAKH to make determinations hereunder.

5.10 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.11 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RSRA shall no longer be of any force or effect.

5.12 Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

22

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

OAKH:

OAK HILL BIO, INC.

By:
Name:
Title:
Address for Notices:

COMPANY:

OHB PEDIATRICS LTD.

By:
Name:
Title:
Address for Notices:

SPONSOR:

RESEARCH ALLIANCE HOLDINGS III LLC

By:
Name:
Title:
Address for Notices:

RA CAPITAL HEALTHCARE FUND, L.P.

By:
Name:
Title:
Address for Notices:

[Signature Page to Investor Rights Agreement]

RA CAPITAL NEXUS FUND IV, L.P.

By:
Name:
Title:
Address for Notices:

MICHAEL F. MACLEAN

TIMOTHY J. MILLER

[Signature Page to Investor Rights Agreement]

OAKH EXISTING INVESTORS:

[•]
Address for Notices:

OHB HOLDERS:

[Entity OHB Holders]

By:
Name:
Title:
Address for Notices:

[Individual OHB Holders]
Address for Notices:

[Signature Page to Investor Rights Agreement]

Schedule 1

RA Capital

•	RA Capital Healthcare Fund, L.P.

•	RA Capital Nexus Fund IV, L.P.

Schedule 2

OAKH Existing Investors

[•]

Schedule 2

OHB Holders

[•]

Exhibit A

INVESTOR RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Investor Rights Agreement, dated Oak Hill Bio, Inc. as of [•], 2026 (as the same may hereafter be amended, the “Investor Rights Agreement”), among Oak Hill Bio, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Investor Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Investor Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Investor Rights Agreement, and the undersigned’s OAKH Shares shall be included as Registrable Securities under the Investor Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of
____________, 20__

[•]

By:
Name:
Its:

Exhibit 10.6

FORM OF LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is dated as of [•], 2026, by and among Oak Hill Bio, Inc., a Delaware corporation (“PubCo”) (formerly known as Research Alliance Corporation III, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), Research Alliance Holdings III LLC, a Cayman Islands limited liability company (the “SPAC Sponsor”), certain existing stockholders of PubCo listed in the signature pages hereto (the “RACC Existing Investors”), certain existing shareholders of OHB Pediatrics Ltd. (company number 15958711 incorporated under the laws of England and Wales) (the “Company”) listed in the signature pages hereto (the “Company Existing Shareholders”) and other persons and entities (collectively with the SPAC Sponsor, the RACC Existing Investors, Company Existing Shareholders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 3 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, PubCo is party to that certain Business Combination Agreement, dated as of July [•], 2026 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among PubCo, the Company, and certain shareholders of the Company, set out in Schedule 1a of the Business Combination Agreement (the “Series A Shareholders”), as parties thereto, pursuant to which, on [•], 2026 being one business day prior to the Closing, RACC de-registered in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”) and, at the Closing on [•], 2026, RACC acquired the Company and the Series A Shareholders sold their shares in the capital of the Company in consideration for the issuance by RACC of shares of Common Stock (the “Share Acquisition”, and together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

WHEREAS, pursuant to the Business Combination Agreement, RACC caused the Domestication to occur one business day prior to the Closing, in accordance with Section 388 of the DGCL and Part Twelve of the Cayman Islands Companies Act (2025 Revision), in connection with which each RACC Class A Share that was issued and outstanding immediately prior to the Domestication (for the avoidance of doubt, after (i) the conversion of each RACC Class B Share into RACC Class A Shares, on a one-for-one basis, in accordance with the terms thereto; and (ii) completing the SPAC Redemptions) were converted into one share of common stock, par value $0.0001 per share, of PubCo (the “Common Stock”).

WHEREAS, in connection with the Transactions, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of the shares of Common Stock acquired pursuant to the terms of the Business Combination Agreement.

NOW, THEREFORE, the parties agree as follows:

1. Subject to the exceptions set forth in Section 3, each Holder shall not, without the prior written consent of the board of directors of PubCo, Transfer any Lock-up Shares until the end of the Lock-up Period.

2. As used herein:

(a) the term “Lock-up Period” means the period beginning on the Closing Date and ending on the date six (6) months after the Closing Date.

(b) the term “Lock-up Shares” means any shares of Common Stock held by a Holder immediately after the Closing, not including (i) the shares of Common Stock issued or purchased pursuant to those certain subscription agreements by and between RACC and Holders, dated as of July [•], 2026, (ii) the shares of Common Stock issued upon conversion of that Simple Agreement for Future Equity issued by PubCo (formerly known as Research Alliance Corporation III, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation) to RA Capital Healthcare Fund, L.P., dated as of July [•], 2026; (iii) the shares of Common Stock issued

1

upon conversion of that Simple Agreement for Future Equity issued by PubCo (formerly known as Research Alliance Corporation III, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation) to RA Capital Nexus Fund IV, L.P., dated as of July [•], 2026; and (iv) the shares of Common Stock issued or purchased pursuant to the Backstop Agreement between RACC and RA Capital Healthcare Fund, L.P., dated as of July [•], 2026.

(c) the term “Transfer” means (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Lock-up Shares, (ii) deposit any Lock-up Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, whether any such transaction is to be settled by delivery of such Lock-up Shares, in cash or otherwise, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii).

(d) the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such shares of Common Stock prior to the expiration of the Lock-up Period pursuant to paragraph 3.

3. The restrictions set forth in paragraph 1 shall not apply to:

(a) a Transfer to PubCo’s officers or directors, any affiliate or family member of any of PubCo’s officers or directors, any members or partners of the Holder or their affiliates, any affiliates of the Holder, or any employees of such affiliates;

(b) in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

(c) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(d) in the case of an individual, Transfers by operation of law or pursuant to a qualified domestic relations order;

(e) in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(f) in the case of an entity, Transfers to any direct or indirect partners, members or equity holders of such entity, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

(g) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(h) in the case of an entity, Transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity;

(i) Transfers to any other Holders, any affiliates of such other Holders or their Permitted Transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

2

(j) the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to PubCo in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-up Period;

(k) Transfers to PubCo pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by PubCo or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Holder’s service to PubCo;

(l) the entry, by the Holder, at any time after the Closing, of any trading plan providing for the sale of shares of Common Stock by the Holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-up Period; and

(m) Transfers in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by PubCo’s board of directors or a duly authorized committee thereof or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

provided, however, that (A) in the case of clauses (a) through (g), the transferee(s) of such Transfer must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph 3, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

4. For the avoidance of doubt, each Holder shall retain all of its rights as a stockholder of PubCo with respect to the Lock-up Shares during the Lock-up Period, including the right to vote any Lock-up Shares that are entitled to vote.

5. In furtherance of the foregoing, PubCo, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement, and such purported Transfer shall be null and void ab initio. In addition, during the Lock-up Period, each certificate or book-entry position evidencing the Lock-Up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE ISSUER AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6. PubCo represents that it has not entered into any side letter or agreement with any Holder which provides any rights or benefits to such Holder that are materially more favorable to such Holder than the rights and benefits in this Agreement and will not enter into any such side letter or agreement unless such rights and benefits are also offered to the other Holders. PubCo agrees that this Agreement shall not be amended or modified, and no terms or conditions hereof waived, in a manner that benefits any Holder, unless the terms of such amendment, modification or waiver is also offered to the other Holders.

3

7. Notwithstanding the other provisions set forth herein, PubCo’s board of directors may, in its sole discretion, determine to waive, amend, or repeal the restrictions set forth in paragraph 1 above, whether in whole or in part; provided, that any such waiver, amendment or repeal shall (i) not make such restrictions more restrictive or apply for a longer period of time, and (ii) apply to each Holder.

8. This Agreement, together with the agreements referenced herein, sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any of the agreements referenced herein may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any of the agreements referenced herein, there is no condition precedent to the effectiveness of any provision hereof or thereof.

9. Sections 12.3 (Assignment), 12.5 (No Recourse), 12.7 (Governing Law), 12.8 (Captions; Counterparts), 12.10 (Entire Agreement), 12.11 (Amendments), 12.13 (Severability), 12.14 (Jurisdiction; Waiver of Trial by Jury) of the Business Combination Agreement are each hereby incorporated by reference into this Agreement as set forth herein (including any relevant definitions contained in any such sections), mutatis mutandis.

10. This Agreement shall terminate on the expiration of the Lock-up Period.

[remainder of page intentionally left blank]

4

In Witness Whereof, each of the parties has duly executed this Lock-Up Agreement as of the date first set forth above.

PubCo:

Oak Hill Bio, Inc.

By:
Name:
Title:
Address for Notices:

SPAC Sponsor:

Research Alliance Holdings III LLC

By:
Name:
Title:
Address for Notices:

RACC Existing Investors:

Michael F. MacLean
Address for Notices:

Timothy J. Miller
Address for Notices:

SIGNATURE PAGE TO LOCK-UP AGREEMENT

Company Existing Shareholders:

[•]
Address for Notices:

[•]
Address for Notices:

[•]
Address for Notices:

[•]
Address for Notices:

SIGNATURE PAGE TO LOCK-UP AGREEMENT

Exhibit 99.1

Oak Hill Bio and Research Alliance Corporation III Announce Business Combination Agreement to Create Publicly Listed Rare Disease Biotechnology Company to Advance Antisense Oligonucleotide Therapy Rugonersen for Angelman Syndrome

•

Transaction to provide Oak Hill Bio with approximately $175 million in gross proceeds, including $75 million of cash in Research Alliance Corporation III’s (Nasdaq: RACC) (“RACC”) trust account that is fully backstopped by RA Capital Management and a $100 million committed private financing.

•

Together with Oak Hill Bio’s recent $32.5 million Series A financing, the transaction is expected to provide cash runway for development of rugonersen, a potential best-in-class antisense oligonucleotide (ASO) for the treatment of Angelman syndrome, through Phase 3 readout and potential new drug application (NDA) submission in 2H2029.

•	Current RACC Director and former Avidity Biosciences CFO Mike MacLean to remain on the Board of the combined company post-closing.

•	Business combination expected to close by year-end 2026, and the combined company expected to trade on the Nasdaq Capital Market under the ticker symbol “OAKH”.

Cambridge and New York (United States), July 27, 2026 – OHB Pediatrics Ltd. d/b/a Oak Hill Bio, a clinical-stage rare disease therapeutics company, and RACC, a special purpose acquisition company (SPAC) sponsored by RA Capital Management, today announced that they have entered into a definitive business combination agreement. In connection with consummation of the transaction, which is expected to close by year-end 2026 subject to customary closing conditions, RACC would redomesticate as a Delaware corporation and be renamed Oak Hill Bio, Inc., and its shares of common stock would be listed on the Nasdaq Capital Market under the ticker symbol “OAKH”.

Oak Hill Bio is developing rugonersen, an investigational ASO therapy for the treatment of Angelman syndrome, in the pivotal Phase 3 BEACON clinical trial (NCT07605429) which dosed its first patient in July 2026. Angelman syndrome is a devastating neurodevelopmental disorder affecting approximately 30,000 diagnosed patients in the U.S. and European Group of Five countries (“EU5”) with no approved disease-modifying therapies. Rugonersen was originally developed by Roche as a highly potent and specific therapy to restore neuronal UBE3A expression, acting as a potential disease modifying treatment, and was licensed by Oak Hill Bio from Roche in February 2025. Several former members of the rugonersen program have joined Oak Hill Bio to lead further development.

“We are excited to announce a business combination with Research Alliance Capital III and partnering with RA Capital,” said Josh Distler, Chief Executive Officer of Oak Hill Bio. “The resources provided by this amazing group of investors will enable us to continue to aggressively develop rugonersen. We have dosed the first patient in the Phase 3 BEACON trial and look forward to evaluating the potential of rugonersen to meaningfully impact the lives of patients living with Angelman syndrome and their families.”

“Oak Hill Bio combines compelling science, a management team with a broad range of experience, and an extremely promising rare disease asset, making for a solid foundation for continued success,” said Matthew Hammond, Partner at RA Capital and CEO and Director of RACC. “We are excited to lead this transaction and support Oak Hill Bio as the team brings rugonersen into pivotal development and towards a potential registration for a best-in-class treatment for Angelman syndrome.”

Summary of the Transaction

The proposed transaction is expected to provide Oak Hill Bio with approximately $175 million in gross proceeds before transaction expenses, including $75 million of cash in RACC’s trust account that is fully backstopped by RA Capital and a $100 million committed private financing. Of the $100 million private financing, $45 million was funded by RA Capital at signing pursuant to a SAFE investment in Oak Hill Bio, with the remaining amount expected to be funded at closing through an oversubscribed PIPE in RACC at $10.00 per share. Participants in the PIPE include Oak Hill Bio’s Series A investors, including Balyasny Asset Management, Janus Henderson Investors, KCap Biotechnology Fund, and venBio, as well as new investors ADAR1 Capital Management; Affinity Asset Advisors, LLC; Ally Bridge Group; BVF Partners, Great Point Partners, LLC, Logos Capital, SilverArc Capital, and Trails Edge Capital Partners.

Oak Hill Bio and RACC’s respective boards have unanimously approved the proposed transaction. Oak Hill Bio’s management team will lead the combined company post-combination, with Oak Hill Bio Chief Executive Officer Josh Distler serving as CEO of the combined company. Current RACC Director and former Avidity Biosciences CFO Mike MacLean to remain on the Board of the combined company post-closing. Mr. MacLean brings a proven track record of financial and operational expertise to support Oak Hill Bio’s next phase of growth.

The business combination is expected to close by year-end 2026, subject to customary closing conditions, including approval by shareholders and regulatory bodies.

Additional information about the transaction will be provided in a Current Report on Form 8-K to be filed by RACC with the Securities and Exchange Commission (the “SEC”) and will be available at the SEC’s website at www.sec.gov.

Advisors

Leerink Partners, UBS Investment Bank, Wells Fargo Securities, and LifeSci Capital are serving as joint placement agents in connection with the PIPE financing. Leerink Partners also acted as an exclusive financial advisor to RACC. Goodwin Procter LLP is serving as legal counsel to Oak Hill Bio. Cooley LLP is serving as legal counsel to RACC. Kirkland & Ellis LLP is serving as legal counsel to the placement agents.

About Oak Hill Bio

Oak Hill Bio is a clinical-stage biotechnology company focused on acquiring and developing promising therapeutics for rare diseases with significant unmet need that have been deprioritized by pharmaceutical companies. The company’s lead program is rugonersen (OHB-724), an investigational antisense oligonucleotide (ASO) in Phase 3 clinical development as a potential best-in-class treatment for Angelman syndrome, a devastating neurodevelopmental disorder with no approved disease-modifying therapies.

Oak Hill Bio is the trading name for OHB Pediatrics Ltd. It was formed in 2024 as a subsidiary of Oak Hill Bio Holdings (formerly known as Oak Hill Bio Ltd).

About Angelman Syndrome

Angelman syndrome (AS) is a serious rare genetic neurodevelopmental disorder that causes severe mental and physical impairment and affects approximately 15,000 patients in each of the U.S. and the EU5, with an estimated incidence of 1 in 12,000 to 20,000 live births. AS is characterized by global developmental delay, intellectual disability, epilepsy (90% of cases before age 3 years) with an atypical underlying electroencephalogram (EEG), ataxia, tremor, hyperactivity, limited speech, and sleep dysregulation. Symptoms often emerge during infancy and persist throughout life. Deletions and mutations in the maternal ubiquitin protein ligase E3A (UBE3A) allele cause Angelman syndrome, due to epigenetic silencing of the paternal UBE3A allele by a long non-coding antisense RNA (UBE3A-ATS) in neurons. UBE3A is required for normal brain development and function. Failure to express UBE3A in central nervous system (CNS) neurons leads to a build-up of damaged or unwanted proteins, that if left unchecked, can paralyze normal neuronal maturation, function, and synaptic pruning.

About Rugonersen

Rugonersen is an antisense oligonucleotide (ASO) designed to address the underlying disease biology of Angelman syndrome (AS) by specifically and potently binding the UBE3A-ATS transcript. Rugonersen binding is intended to trigger degradation of the UBE3A-ATS transcript in the CNS and therefore the unsilencing of the UBE3A paternal allele. Rugonersen allows neuronal expression of the paternal wild-type copy of the UBE3A gene, potentially improving neuronal function and development in AS patients.

Rugonersen’s clinical and preclinical data are detailed in the following publications: Hipp, J.F., Bacino, C.A., Bird, L.M. et al. The UBE3A-ATS antisense oligonucleotide rugonersen in children with Angelman syndrome: a Phase 1 trial. Nat Med (2025). https://doi.org/10.1038/s41591-025-03784-7 ; Jagasia et al., Angelman syndrome patient-derived neuron screen leads to clinical ASO rugonersen targeting UBE3A-ATS with long-lasting effect in monkeys, Nucleic Acids Research (2025). https://doi.org/10.1093/nar/gkaf851

About RACC

Research Alliance Corporation III (Nasdaq: RACC) is a special purpose acquisition company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. RACC’s sponsor is an affiliate of RA Capital Management, L.P., a leading life sciences focused investment firm. RACC is led by Matthew Hammond, Ph.D., Chief Executive Officer and director and Henry Stusnick, Chief Business Officer and Chief Operating Officer.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transactions will be submitted to shareholders of RACC for their consideration. RACC intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus and preliminary and definitive proxy statements to be distributed to RACC’s shareholders in connection with RACC’s solicitations of proxies from RACC’s shareholders with respect to the proposed transactions and other matters to be described in the registration statement, as well as the prospectus relating to the offer of Oak Hill Bio’s business in connection with the completion of the proposed transactions. After the registration statement has been filed and declared effective, RACC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed transactions and other matters to be described in the registration statement to RACC’s shareholders as of a record date to be established for voting on the proposed transactions. Before making any voting or investment decision, RACC’s shareholders, Oak Hill Bio’s shareholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by RACC in connection with the proposed transactions and other matters to be described in the registration statement, when they become available because they will contain important information about RACC, Oak Hill Bio and the proposed transactions. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by RACC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020.

Forward-Looking Statements

This press release includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, express or implied statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Oak Hill Bio’s product candidates, the size and growth potential of the markets for Oak Hill Bio’s product candidates; financing and other business milestones; potential benefits of the proposed transactions; and expectations relating to the proposed transactions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Oak Hill Bio’s and RACC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Oak Hill Bio and RACC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions related to SPACs) that could adversely affect the combined company or the expected benefits of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks related to the approval of Oak Hill Bio’s product candidates and the timing of expected regulatory and business milestones; the impact of competitive product candidates; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against RACC or Oak Hill Bio related to the proposed transactions; the effects of competition on Oak Hill Bio’s future business; the amount of redemption requests made by RACC’s public shareholders. Additional risks related to Oak Hill Bio’s business include, but are not limited to: uncertainty regarding outcomes of Oak Hill Bio’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Oak Hill Bio’s product candidates; risks associated with Oak Hill Bio’s efforts to commercialize its product candidates; Oak Hill Bio’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on Oak Hill Bio’s business; intellectual property-related claims; Oak Hill Bio’s ability to attract and retain qualified personnel; and Oak Hill Bio’s ability to source the raw materials for its product candidates. Additional risks related to RACC include those factors discussed in documents RACC has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this press release and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in RACC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and in those documents that RACC has filed, or will file, with the SEC.

If any of these risks materialize or RACC’s or Oak Hill Bio’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RACC nor Oak Hill Bio presently know or that RACC and Oak Hill Bio currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RACC’s and Oak Hill Bio’s expectations, plans, or forecasts of future events and views as of the date of this press release and are qualified in their entirety by reference to the cautionary statements herein. RACC and Oak Hill Bio anticipate that subsequent events and developments will cause RACC’s and Oak Hill Bio’s assessments to change. These forward-looking statements should not be relied upon as representing RACC’s and Oak Hill Bio’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RACC, Oak Hill Bio nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

RACC, Oak Hill Bio, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from RACC’s shareholders with respect to the proposed transactions and the other matters set forth in the registration statement. Information regarding RACC’s directors and executive officers, and a description of their interests in RACC is contained in RACC’s Prospectus dated May 19, 2026, filed with the SEC pursuant to Rule 424(b)(4), in connection with RACC’s initial public offering on the Registration Statement on Form S-1 (333-294549), which was declared effective by the SEC on May 19, 2026. Copies of these documents are available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed transactions when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This press release is not a substitute for the registration statement or for any other document that RACC and Oak Hill Bio may file with the SEC in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by RACC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Oak Hill Bio

Investors

John Fraunces, LifeSci Advisors

jfraunces@lifesciadvisors.com

Media

media@oakhillbio.com

Exhibit 99.2 Oak Hill Bio Investor Presentation July 2026 Private and Confidential – Not to be Retained

CORPORATE Disclaimers (1 of 3) This presentation (together with oral statements made in connection herewith this “Presentation”) is provided for informational purposes only. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between OHB Pediatrics Ltd., d/b/a Oak Hill Bio (“Oak Hill Bio” or the “Company”) and Research Alliance Corporation III (“RAC III”) (such business combination, the “Proposed Business Combination”), and the related transactions, including a potential investment in the post-closing combined company (the “Proposed PIPE Investment” and, together with the Proposed Business Combination, the “Proposed Transactions”), and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. The proposed terms of the Proposed Transactions reflected in the Presentation are indicative, non-binding, and proposed by Oak Hill Bio and RAC III. Any and all terms remain subject to further discussion, negotiation, and change. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation does not constitute either advice or a recommendation regarding any securities. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the securities or of the Proposed Business Combination contemplated hereby or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense. Any offering of securities in the Proposed PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the securities remain restricted securities unless an exemption from the registration requirements of the Securities Act is available. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the securities acquired in the Proposed PIPE Investment may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Any offer to sell securities will only be made pursuant to a definitive subscription agreement, and Oak Hill Bio and RAC III reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement in whole or in part for any reason. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of RAC III and Oak Hill Bio and is intended for the recipient hereof only. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally in connection with this Presentation is confidential, that you will not distribute, disclose and use such information for any purpose other than for the purpose of your firm’s participation in the Proposed PIPE Investment, that you will not distribute, disclose or use such information in any way detrimental to Oak Hill Bio or RAC III, and that you will return to Oak Hill Bio and RAC III, delete or destroy this Presentation upon request. No representations or warranties, express or implied are given in, or in respect of, this Presentation or with respect to the accuracy, completeness or reliability of the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will RAC III, Oak Hill Bio, any bank serving as a placement agent in the Proposed PIPE Investment (“Placement Agents”) or any of their respective subsidiaries, security holders, affiliates, representatives, partners, directors, officers, employees, advisers, or agents be responsible or liable for any direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Oak Hill Bio’s forward-looking statements related to the success, cost and timing of product candidate development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of its product candidates, and the size and growth potential of the markets for Oak Hill Bio’s product candidates are based upon but not limited to third-party research and Oak Hill Bio’s experience in the industry. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Oak Hill Bio or the Proposed Transactions. Viewers of this Presentation should each make their own evaluation of Oak Hill Bio and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Nothing contained herein shall be deemed advice or a recommendation to any party to enter into any transaction or take any course of action. You are also reminded that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from Oak Hill Bio from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. Private and Confidential – Not to be Retained Oak Hill Bio 2

CORPORATE Disclaimers (2 of 3) Participants in the Solicitation In connection with the Proposed Business Combination, RAC III and Oak Hill Bio intend to prepare and file with the SEC a registration statement containing a preliminary proxy statement of RAC III and a preliminary prospectus with respect to securities to be offered in the Proposed Business Combination. After the registration statement is declared effective, RAC III will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its shareholders as of a record date to be established for voting on the Proposed Business Combination. Shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about RAC III, Oak Hill Bio and the Proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, NY 10020. RAC III, Oak Hill Bio, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from RAC III’s shareholders with respect to the Proposed Business Combination and the other matters set forth in the registration statement. Information regarding RAC III’s directors and executive officers, and a description of their interests in RAC III is contained in RAC III’s Annual Report on Form 10-K which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, NY 10020. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available. This Presentation is not a substitute for the registration statement or for any other document that RAC III and Oak Hill Bio may file with the SEC in connection with the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by RAC III, without charge, at the SEC’s website located at www.sec.gov. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials (including BEACON, the rugonersen Phase 3 trial) and the potential approval of Oak Hill Bio’s product candidates, the size and growth potential of the markets for Oak Hill Bio’s product candidates; financing and other business milestones; potential benefits of the Proposed Transactions; and expectations relating to the Proposed Transactions, including the use of proceeds of the Proposed PIPE Investment and Oak Hill Bio’s expected cash runway. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Oak Hill Bio’s and RAC III’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Oak Hill Bio and RAC III. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the Proposed Transactions or consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the Proposed Transactions, or the risk that the approval of the stockholders of RAC III or Oak Hill Bio is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; matters discovered by RAC III or Oak Hill Bio as they complete their respective due diligence investigations of each other; risks related to the approval of Oak Hill Bio’s product candidates, including rugonersen, and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers and partners; the impact of competitive products and programs; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against RAC III or Oak Hill Bio related to the Proposed Business Combination; the effects of competition on Oak Hill Bio’s future business; the amount of redemption requests made by RAC III’s public shareholders; and those factors discussed in documents RAC III has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Presentation and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in RAC III’s prospectus dated May 19, 2026 relating to its initial public offering, and in those documents that RAC III has filed, or will file, with the SEC. Additional risks are described at the end of this Presentation under “Risk Factors.” Private and Confidential – Not to be Retained Oak Hill Bio 3

CORPORATE Disclaimers (3 of 3) If any of these risks materialize or RAC III’s or Oak Hill Bio’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RAC III nor Oak Hill Bio presently know or that RAC III and Oak Hill Bio currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAC III’s and Oak Hill Bio’s expectations, plans, or forecasts of future events and views as of the date of this Presentation and are qualified in their entirety by reference to the cautionary statements herein. RAC III and Oak Hill Bio anticipate that subsequent events and developments will cause RAC III’s and Oak Hill Bio’s assessments to change. These forward-looking statements should not be relied upon as representing RAC III’s and Oak Hill Bio’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAC III, Oak Hill Bio nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law. Images This Presentation includes images and diagrams of biological mechanisms, cellular reactions, and physiological processes related to Angelman syndrome and Oak Hill Bio’s product candidates. All such images and diagrams are for illustrative purposes only. Such images and diagrams should not be relied upon or construed by investors as an indication or assurance that such biological reactions or therapeutic outcomes have already taken place or will take place in the future. Market Data and Other Information This Presentation discusses market trends that Oak Hill Bio’s leadership team believes will impact the development and success of Oak Hill Bio based on its understanding of the market. The information contained herein is being presented by RAC III and Oak Hill Bio and not prepared nor independently verified by the Placement Agents. Certain information contained in this Presentation relates to or is based on third-party studies, publications, surveys and RAC III and Oak Hill Bio’s own internal estimates and research, which are derived from the respective views of internal sources as well as independent sources. None of Oak Hill Bio or RAC III has independently verified the data obtained from third-party sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data’s accuracy or completeness. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while RAC III and Oak Hill Bio believe their internal research is reliable and included this in good faith, such research has not been verified by any independent source and RAC III and Oak Hill Bio cannot guarantee and make no representation or warranty, express or implied, as to its accuracy and completeness. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with RAC III and Oak Hill Bio. Neither RAC III nor Oak Hill Bio assume any obligation whatsoever to update the information in this Presentation. Trademarks This Presentation Contains trademarks, service marks, trade names, and copyrights of RAC III, Oak Hill Bio, and other companies which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this Presentation is not intended to, and does not imply, a relationship with RAC III or Oak Hill Bio, an endorsement or sponsorship by or of RAC III or Oak Hill Bio or a guarantee that RAC III or Oak Hill Bio will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that RAC III or Oak Hill Bio will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Private and Confidential – Not to be Retained Oak Hill Bio 4

Oak Hill Bio overview Rare disease biotech focused on finding and developing promising drugs deprioritized by pharma Our Key Criterion for Drug Identification Higher Probability of Success Clearer Path to Approval Higher Return on Investment Compelling preclinical and Single trial with established Attractive license terms, limited clinical data supporting well- endpoints development cost, and attractive established mechanism end market Our Lead Drug Candidate: Rugonersen • Rugonersen is a potential best-in-class Phase 3 antisense oligonucleotide (ASO) in development for Angelman syndrome (AS) • Licensed from Roche in Feb 2025 • Several former members of the rugonersen program have joined OHB to lead further development • The proposed business combination and concurrent financing is expected to fund rugonersen through NDA filing in 2H 2029 Building a unique rare disease therapeutics platform Confidential – Not to be Conf Reta ide ine nti d al | 5 CORPORATE

Transaction Overview Pro Forma Valuation & Ownership (In Millions, Except per Share Values) Transaction Overview Illustrative Pro Forma Valuation (9) • Research Alliance Corporation III to combine with Oak Hill Bio (OHB) at $160 million pre- Share Price $10.00 (1) (10) money equity value Pro Forma Shares Outstanding 35.279 • In connection with the transaction, OHB to raise $100 million of financing, including $45 million Equity Value $353 (2) from the RACC Sponsor, RA Capital Plus: Debt – • Any redemptions from the RACC Trust Account will be backstopped on a dollar-for-dollar basis Less: Pro Forma Cash (160) by the RACC Sponsor, RA Capital Enterprise Value $193 • Combined company to be called Oak Hill Bio Inc, and trade on Nasdaq under the ticker OAKH • Placement agents: Leerink Partners, UBS, Wells Fargo, LifeSci Capital (10) Pro Forma Ownership (Assuming No Redemptions) Components of Pro Forma Equity Value Pro Forma Cash Summary 5% (1) (6) OHB Rollover Equity Target Rollover Equity $160 Estimated OHB Cash at Close ($2) (3) (2) 29% RACC Sponsor Equity 16 Cash from PIPE Financing 100 RACC Public Shareholders (4) (7) 45% RACC Public Shareholder Equity 75 RACC Cash at Close 77 PIPE Purchaser Equity (8) (5) PIPE Purchaser Equity 102 Estimated Transaction Expenses (15) RACC Sponsor Equity 21% Total Equity Value $353 Total $160 1. Pre-money equity value of $160 million represents OHB’s fully diluted equity value, inclusive of Roche’s equity interest granted in conjunction with OHB’s licensing of rugonersen. 2. Includes proceeds from the RACC Sponsor’s $45 million SAFE financing received at announcement of the transaction and $55 million from the PIPE financing concurrent with the closing of the transaction, both priced at $10.00 per share. 3. Includes 1.324 million RACC founder shares and 275,000 RACC private placement shares purchased concurrently with the RACC IPO at $10.00 per share. 4. Reflects 7.500 million shares held by public RACC shareholders. The RACC Sponsor has agreed to backstop potential redemptions from the RACC Trust Account by purchasing up to $75 million of RACC Class A ordinary shares, or, at its election, pre-funded warrants exercisable for RACC Class A ordinary shares, at $10.00 per share on a dollar-for-dollar basis. 5. Includes 4.500 million shares held by the RACC Sponsor that converted into shares of the combined company upon closing of the transaction, including 180,000 shares issued in respect of estimated PIK interest on the SAFE financing accrued at 8.00% per annum until closing, and 5.500 million shares issued in connection with the PIPE financing concurrent with the transaction closing. 6. OHB estimated cash at close, assuming a 12/31/26 close date, which excludes proceeds received from the SAFE financing. 7. Reflects $75 million held in the RACC Trust Account as of May 31, 2026, and $2 million of interest earned on funds held in RACC’s trust account at a rate of 3.75% per annum, assuming no redemptions. The actual amount of cash in the RACC Trust Account is subject to change depending on actual interest earned. The RACC Sponsor has agreed to backstop potential redemptions from the RACC Trust Account by purchasing up to $75 million of RACC Class A ordinary shares, or, at its election, pre-funded warrants exercisable for RACC Class A ordinary shares, at $10.00 per share on a dollar-for-dollar basis. 8. Transaction fees include deferred underwriting fee, PIPE placement agent fee, and estimated expenses, including legal and accounting fees. 9. Share price is illustrative. To equal the estimated RACC redemption price at closing. 10. Share count includes 16.000 million OHB rollover equity shares, 7.500 million RACC shares held by RACC public shareholders, 1.899 million shares held by the RACC Sponsor prior to the merger close, 4.680 million shares issued to the RACC Sponsor upon conversion of the $45 million SAFE financing, plus estimated PIK interest at closing, and 5.500 million shares issued in the concurrent PIPE financing. Excludes increase of unallocated ESOP to 15% of combined company. Confidential – Not to be Conf Reta ide ine nti d al | 6 CORPORATE

Oak Hill Bio management team Experienced investors, rare disease drug developers, and veteran rugonersen program leaders Josh Distler, JD Brenda Vincenzi, MD Sharon Morriss, PhD Ike Greenstein, MBA (1) Chief Executive Officer Chief Medical Officer Chief Operating Officer Chief Financial Officer • Former COO of Global Private Investing at • Former Global Development Leader for • Former SVP, Clinical Development at Lung • Finance and Investment Expertise • Senior Equity Analyst at Athanor Capital D.E. Shaw & Co rugonersen at Roche Therapeutics • Former Board member at Schrödinger • Executive Medical Director at Uniqure • Former SVP, Clinical Development Operations at Apellis Pharmaceuticals • Former COO of Attenuon, LLC + additional key members of ex-Roche program team leading rugonersen development 1. Ike Greenstein is expected to be appointed Chief Financial Officer in connection with the proposed transaction. He is currently Chief Business Officer. Confidential – Not to be Conf Reta ide ine nti d al | 7 CORPORATE

Rugonersen Potential best-in-class antisense oligonucleotide for Angelman syndrome ~30,000 Targeting core of Supported by Highly potent well-understood broad data compound diagnosed biology package patients Strong preclinical and Consistent results In U.S. and EU5 for potential first clinical biodistribution, showing potentially requiring lifetime disease-modifying biomarker and differentiated profile care therapy functional outcome data Confidential – Not to be Retained | Oak Hill Bio 8

Rugonersen targets well-understood biology of Angelman syndrome, a devastating neurodevelopmental disorder Large unmet need and … whose biology is addressed by …with broad preclinical data showing devastating disease… rugonersen… that restoration of UBE3A improves functional outcomes • Incidence: ~1 in 12,000-20,000 births; • UBE3A is paternally silenced in neurons ~30,000 diagnosed patients in US and EU5 • Recovery demonstrated in shift towards wild type • Lack of UBE3A protein from deletion or (below) • Severe mental and physical impairments mutation of maternal UBE3A gene causes requiring lifetime care Angelman syndrome • No disease modifying treatments; estimated • Rugonersen, an ASO, unsilences paternal $4-5 billion market opportunity allele which leads to expression of UBE3A “Normal” phenotype Angelman syndrome With rugonersen Source: Meng et al, Nature (2014); Silva-Santos et al, Journal of Clinical Investigation (2015); Rotaru et al, Journal of Neuroscience (2018) Confidential – Not to be Retained | 9 RUGONERSEN

Rugonersen potently restored UBE3A expression in primates; GTX-102 (Ultragenyx) had modest effects Rugonersen durably induced full paternal allele GTX-102 induced short-term, partial paternal allele production of UBE3A protein in primates production of UBE3A protein in primates Rugonersen GTX-102 UBE3A protein expression UBE3A protein expression 41% ~100% increase increase 15mg NHP dosage 24mg (GTX-102) NHP dosage (3x 5mg Q2W) Approximate human equivalent 2x Approximate human equivalent Phase 3 dosage 10.7-11.8x Phase 3 dose Phase 3 dosage 120mg Phase 3 dosage 14mg Duration of response Duration of response 85 days 7 days (time after last dose) (time after last dose) Full paternal • GTX-102 produced a 41% allele production increase after multiple doses Baseline maternal • Ionis could not perform similar allele production non-human primate experiments as their compound does not cross react with the NHP sequence • Single IT dose (24mg) resulted in durable effects: nearly complete ATS knockdown, mRNA increase, and protein increase from 100% to 200% (in WT animal, equivalent to 0% to 100% protein in an animal with AS) Note: Not a head-to-head study. Presentation describes results from two published preclinical studies. Sources: Jagasia et al. Nucleic Acids Research (2025). https://academic.oup.com/nar/article/53/16/gkaf851/8244593; Dindot, S. V. et al. Science Translational Medicine (2023) Confidential – Not to be Retained | 10 – NHP scaling for human equivalent dose: 10-11x RUGONERSEN

Rugonersen most potently restored UBE3A in vitro and in vivo versus other Phase 3 ASOs in development for Angelman syndrome In Vitro In Vivo Head-to-head comparison using neurons differentiated from iPSCs Transgenic mouse incorporates 70kb human UBE3A-ATS that covers isolated from an Angelman patient binding site for all Phase 3 ASOs Rugonersen Induction of was 20-100 UBE3A protein fold more with rugonersen potent at achieved 70% inducing UBE3A 50% Induction protein GTX-102 ION582 Rugonersen • Similar in vitro and in vivo potency data generated by independent • GTX-102 was dose limited to 75ug and gave minimal induction of UBE3A academic group mRNA or protein at clinically-relevant dose, despite reducing ATS • Rugonersen most potently knocks down ATS. Those benefits • ION582 dose was increased to 675ug due to lower potency of 2’MOE compound to 20-100 fold potency advantage for protein induction, backbone, but 75ug dose of rugonersen outperformed 675ug of Ionis setting rugonersen up for substantial outperformance We believe rugonersen is the most potent ASO in Phase 3 development for Angelman syndrome Source: Internal data from a head-to-head study conducted by Roche. Confidential – Not to be Retained | 11 RUGONERSEN

TANGELO Phase 1 trial supports disease modifying potential and direct entry to Phase 3 Population Children with Angelman Syndrome age 1-12 years Operational 12 sites in US, Italy, Spain, Netherlands Open label, adaptive, N=61, Multiple Ascending Dose (MAD), Design Bridging Dose (BD), Long-Term Extension (LTE) Optional Open-label Extension (OOE) Objectives Safety / tolerability, PK A cohort: 5-12 years old B cohort: 1-4 years old PD and efficacy, including: EEG 𝛿 -power & functional Exploratory outcomes like Bayley (BSID), Vineland TANGELO yielded positive findings on safety and efficacy Note: Phase 1 study conducted by Roche; PK = Pharmacokinetic; PD = Pharmacodynamic; EEG = Electroencephalography Source: https://clinicaltrials.gov/study/NCT04428281. Roche sponsored the TANGELO trial and led the publication of the data. Hipp J et al. Nature Medicine (2025). Confidential – Not to be Retained | 12 RUGONERSEN

EEG 𝛿 -power is a key biomarker correlated with clinical outcomes in individuals with Angelman syndrome EEG 𝛿 -power is elevated in AS patients… …and is the leading biomarker to predict clinical outcomes Characteristic EEG phenotype EEG 𝛿 -power correlates with symptom severity ▪ Worse EEG phenotype correlates with poorer clinical scores ▪ Excess EEG 𝛿 -power (~2-4 Hz) in all AS as measured by BSID (rugonersen primary endpoint); genotypes reflects impaired brain function ▪ Both cross-sectional and longitudinal correlations ▪ Robust (reproduced in different datasets / high test-retest reliability); high effect size (corrected for aging; longitudinal correlations on timescale >>1 year) that persists across age ▪ reproduced by two groups independently (MGH/Harvard; ▪ Regarded as key candidate biomarker for Roche) clinical development by research community Sources: Hipp, J. Et al Electrophysiological Abnormalities in Angelman Syndrome Correlate With Symptom Severity. Biological Psychiatry Global Open Science (2021); Ostrowski, L. M. et al. Delta power robustly predicts cognitive function in Angelman syndrome. Annals of Clinical and Translational Neurology 8, 1433–1445 (2021). Confidential – Not to be Retained | 13 RUGONERSEN

Rugonersen reduced EEG 𝛿 -power in the TANGELO clinical study Rugonersen reduced EEG 𝛿 - …in a dose-dependent …but effect wore off after power after only 2-3 doses… manner… dosing stopped “ U s i n g t h e N H d a t a d e r i v e d s l o p e b e t we e n E E G 𝛿 - p o we r a n d B S I D , we c o n v e r t e d E E G 𝛿 - p o we r c h a n g e s o b s e r v e d wi t h i n t h i s s t u d y t o c h a n g e s i n B S I D s c o r e s … T h e m a g n i t u d e o f • EEG shows significant improvement even by day 100 t h e s e e s t i m a t e s f o r t h e l a r g e s t E E G 𝛿 - p o we r c h a n g e s i n t h e MA D i s a b o v e • Greater cumulative dose was associated with greater reductions in EEG δ-power wh a t we e s t i m a t e d t o b e a m i n i m a l c l i n i c a l l y i m p o r t a n t g r o u p d i f f e r e n c e ” – H i p p e t a l , N a t u r e M e d i c i n e 2025 • Effect weaker at Day 224 (~6 months from last dose in MAD) vs. Day 100 (1.5 months) likely due to wearing off Sources: Hipp, J. Et al Electrophysiological Abnormalities in Angelman Syndrome Correlate With Symptom Severity. Biological Psychiatry Global Open Science (2021); Ostrowski, L. M. et al. Delta power robustly predicts cognitive function in Angelman syndrome. Annals of Clinical and Translational Neurology 8, 1433–1445 (2021). Hipp J et al. Nature Medicine (2025) Confidential – Not to be Retained | 14 RUGONERSEN

Rugonersen demonstrated improvement in clinical scales in the multiple ascending dose (MAD) portion • In TANGELO, rugonersen delivered improvement, beyond that expected based on natural history, in 9 out of 10 BSID (v3) and VABS domains • Same domains on BSID (v4) will be used for approval and are considered key metrics of improvement for AS patients • Across all doses, the MAD demonstrated strong results particularly on cognition and communication, which are considered most important to caregivers • Primary endpoint for Phase 3 is cognition and/or expressive communication, the two primaries used by Ionis and Ultragenyx Phase 3 Primaries Note: LS means; linear models for each time-point: y∆NHT~1+y∆NHBln, with y being the clinical scale of interest, y∆NH being the deviation from the natural history model prediction matched for age and genotype, and T and Bln indicating the timepoint of interest (day 100, 224) and the pre-treatment baseline. All covariates were mean centered. Confidential – Not to be Retained | 15 Source: Hipp J et al. Nature Medicine (2025) RUGONERSEN

Rugonersen demonstrated improvement in clinical scales in long-term extension (LTE) portion of the TANGELO study Vineland Adaptive Behavior Scales Bayley Scales of Infant and Toddler – Third edition (VABS-III) Development – Third edition (BSID-III) Phase 3 Primaries • Including all LTE patients and dose levels, rugonersen delivered improvements above natural history expectation in 10 out of 10 domains • Consistent efficacy shown on Bayley and Vineland, especially Cognition and Expressive Communication • Results may be more pronounced in Phase 3 due to: shortening dose interval, testing endpoints at peak activity rather than after significant wearing off, eliminating dose interruptions, and using Bayley-4 endpoints which are more sensitive to change Note: LS means; linear models for each time-point: y∆NHT~1+y∆NHBln, with y being the clinical scale of interest, y∆NH being the deviation from the natural history model prediction matched for age and genotype, and T and Bln indicating the timepoint of interest and the pre-treatment baseline. All covariates were mean centered. Confidential – Not to be Retained | 16 Source: Hipp J et al. Nature Medicine (2025) RUGONERSEN

Phase 3 trial design 56wk Primary: BSID-4 Raw Cognition or Expressive Communication 120mg Q12W Sham-controlled trial N=165, ages 1-50 Open Label Extension 0w 12w 24w 36w 48w 56w Primary analysis: N=135, ages 1-17 Sham A global, sham-controlled, 1:1 randomized, double-blind study evaluating rugonersen First patient dosed: July 2026 • Deletion and mutation genotypes • Stratification by deletion/mutation, age Topline data: Early 2029 Primary outcome measure: Improvement in BSID-4 Raw Cognition or Expressive Communication 17 Confidential – Not to be Retained | 17 RUGONERSEN DESIGN MILESTONES

Large market potential, supported by analyst research • Sell-side forecasts for Angelman syndrome reinforce multi- Select Rare Disease Benchmarks billion-dollar market potential Est. Market Notable Indication Prevalence • Chronic treatment, high disease severity, and high expected (2) (4) Opportunity Acquisitions propensity to prescribe support large opportunity; increased testing and earlier diagnosis can increase opportunity over time Prader-Willi ~9k (U.S.); Neurocrine / >$2bn Syndrome ~25k (MM) Soleno: $2.9bn • Comparable rare disease markets show multi-billion-dollar revenue potential, strategic value and room for multiple winners Friedreich's ~5k (U.S.); Biogen / >$1bn Ataxia ~15-25k (MM) Reata: $7.5bn Attractive Underlying Market Category Value UCB / Dravet ~13-16k (U.S.); ~$4bn Estimated ~15k U.S., ~15k EU5 (~60-100k in key Zogenix: up to Syndrome ~38k (MM) Prevalence markets) ~$1.9bn Estimated Market ~$4-5bn (1) Opportunity Spinal Muscular ~10k (U.S.); Novartis / Lifetime treatment; heavily concentrated in (3) ~$5bn Other Atrophy ~20k (MM) AveXis: ~$8.7bn centers of excellence (1) Market opportunity in U.S. and EU markets (2) Represents 2025 to 2030E product revenue. (3) Represents FY 2025 product revenue for Biogen’s Spinraza ($1.5bn), Roche’s Evrysdi ($2.2bn), and Novartis’ Zolgensma ($1.2bn) (4) Acquisition amounts represent total equity value Note: MM indicates major markets in the U.S. and EU Confidential – Not to be Retained | 18 Sources: Company websites and press releases; academic journals, select equity research reports RUGONERSEN

Rugonersen Potential best-in-class antisense oligonucleotide for Angelman syndrome ~30,000 Targeting core of Supported by Highly potent well-understood broad data compound diagnosed biology package patients Strong preclinical and Consistent results In U.S. and EU5 for potential first clinical biodistribution, showing potentially requiring lifetime disease-modifying biomarker and differentiated profile care therapy functional outcome data Confidential – Not to be Retained | Oak Hill Bio 19

CORPORATE Risk Factors (1 of 7) Certain factors may have a material adverse effect on our business, financial condition and results of operations. The risks and uncertainties described below are not the only ones we and the post-business combination public company will face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations and future prospects could be adversely affected. In that event, you could lose all or part of your investment. All references in this section to “we”, “our” or “us” refer both to the business of OHB Pediatrics Ltd (“Oak Hill Bio”) prior to the consummation of the proposed business combination and to the business of the post-business combination public company and its subsidiaries, as applicable. The list below has been prepared solely for the purpose of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. Accordingly, the list below is qualified in its entirety by disclosures contained in future documents filed or furnished by Oak Hill Bio and Research Alliance Corporation III (“RAC III”) or otherwise with respect to Oak Hill Bio and RAC III, with the Securities and Exchange Commission (the “SEC”), including the documents filed or furnished in connection with the proposed transactions between Oak Hill Bio and RAC III. The risks presented in such filings may differ significantly from and be more extensive than those presented below. Risks Related to Oak Hill Bio’s Financial Position and Need for Additional Capital • Oak Hill Bio is substantially dependent on the success of rugonersen, its current sole product candidate. If Oak Hill Bio is unable to complete development of, obtain approval for and commercialize rugonersen or any future product candidate it may develop in a timely manner or at all, its business will be harmed. • Oak Hill Bio has incurred significant losses since inception, has no products approved for sale, only has one product candidate and expects to incur losses for the foreseeable future. • To become and remain profitable, Oak Hill Bio must succeed in identifying, acquiring, developing, and obtaining the necessary regulatory approvals for products or product candidates that generate significant revenue, either through commercialization or out licensing. • Oak Hill Bio will need substantial additional funding to advance its current and future product candidates, including rugonersen. If Oak Hill Bio is unable to obtain substantial additional funding when needed, it could be forced to delay, scale back or discontinue its product development programs or future commercialization efforts. • Oak Hill Bio’s limited operating history may make it difficult for you to evaluate the success of Oak Hill Bio’s business to date and to assess Oak Hill Bio’s future viability. Risks Related to Oak Hill Bio’s Discovery, Development, Preclinical and Clinical Testing • If Oak Hill Bio is unable to advance rugonersen or any other product candidates through preclinical studies and clinical trials, obtain marketing approval and ultimately commercialize them, or experiences significant delays in doing so, Oak Hill Bio’s business will be materially harmed. • Oak Hill Bio’s ability to complete clinical trials may be adversely impacted if it experiences delays or difficulties in the enrollment of patients in clinical trials. • Oak Hill Bio may not be successful in its efforts to identify, discover or develop potential product candidates. • Drug development is a lengthy and expensive process, and preclinical and clinical testing is uncertain as to the outcome. Oak Hill Bio may encounter substantial delays in the commencement, enrollment or completion of its clinical trials and may never advance to clinical trials, or it may fail to demonstrate safety and effectiveness to the satisfaction of applicable regulatory authorities, which could prevent it from advancing or commercializing its product candidates on a timely basis, if at all. • The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of future results or the success of later preclinical studies and clinical trials. • Interim, initial, “topline” and preliminary data from Oak Hill Bio’s preclinical studies or clinical trials that Oak Hill Bio announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data. • If rugonersen or any of Oak Hill Bio’s future product candidates cause undesirable side effects or have other unexpected adverse properties, such side effects or properties could delay or prevent the initiation or completion of clinical trials, preclude or delay regulatory approval, limit the commercial potential of such candidate or result in significant negative consequences following any potential marketing approval. • Oak Hill Bio may expend its limited resources to pursue a particular program, product candidate or indication and fail to capitalize on programs, product candidates or indications that may be more profitable or for which there is a greater likelihood of success. • The increasing use of social media platforms presents new risks and challenges. • Clinical trial and product liability lawsuits against Oak Hill Bio could divert Oak Hill Bio’s resources, cause Oak Hill Bio to incur substantial liabilities and limit commercialization of Oak Hill Bio’s product candidates. • Oak Hill Bio may conduct certain clinical trials for its product candidates outside of the United States. However, the FDA and comparable foreign regulatory authorities may not accept data from such trials, in which case Oak Hill Bio’s development plans will be delayed, which could materially harm Oak Hill Bio’s business. Private and Confidential – Not to be Retained Oak Hill Bio 20

CORPORATE Risk Factors (2 of 7) Risks Related to Oak Hill Bio’s Dependence on Third Parties • Oak Hill Bio relies, and expects to continue to rely, on third parties to conduct some or all aspects of Oak Hill Bio’s product manufacturing, research and preclinical and clinical testing, and these third parties may not perform satisfactorily. If Oak Hill Bio needs to replace one or more of these third parties, its development plans may be significantly delayed and it may expend more funds than currently planned. • Oak Hill Bio currently depends on a small number of third-party suppliers to supply the product candidates that it is evaluating in its research and development programs. The loss of these or future third-party suppliers, or their inability to provide Oak Hill Bio with sufficient supply, could harm Oak Hill Bio’s business. • Oak Hill Bio is dependent on single-source suppliers for some of the components and materials used in its product candidates. • Oak Hill Bio currently intends to commercialize rugonersen independently, if approved, although it may seek to establish collaborations with third parties for commercialization in certain geographies or indications. Oak Hill Bio has no experience as a company in commercializing products, and there can be no assurance that it will be able to do so successfully. • Oak Hill Bio may enter into collaborations with third parties for the research, development and commercialization of certain of its product candidates. If any such collaborations are not successful, Oak Hill Bio may not be able to capitalize on the market potential of those product candidates. • If conflicts arise between Oak Hill Bio and its potential collaborators, these parties may act in a manner adverse to Oak Hill Bio and could limit its ability to implement its strategies. • Oak Hill Bio is dependent on third-party vendors to provide certain licenses, products and services, and its business and operations, including clinical trials, could be disrupted by any problems with its significant third-party vendors. Risks Related to Oak Hill Bio’s Regulatory Approval and Other Regulatory and Legal Compliance Matters • Oak Hill Bio has not yet completed any clinical trials and may be unable to do so for rugonersen or any future product candidates. • Even if Oak Hill Bio completes the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent Oak Hill Bio from obtaining approvals for the commercialization of its product candidates. If Oak Hill Bio is not able to obtain, or if there are delays in obtaining, required regulatory approvals, Oak Hill Bio will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be materially impaired. • Obtaining and maintaining marketing approval or commercialization of Oak Hill Bio’s product candidates in the United States does not mean that Oak Hill Bio will be successful in obtaining marketing approval of its product candidates in other jurisdictions. Failure to obtain marketing approval in foreign jurisdictions would prevent Oak Hill Bio’s product candidates from being marketed in such jurisdictions, which, in turn, would materially impair Oak Hill Bio’s ability to generate revenue. • Oak Hill Bio may seek one or more designations or expedited programs for one or more of its product candidates, but it might not receive such designations or be allowed to proceed on expedited program pathways, and even if it does and proceeds on such expedited program pathways in the future, such designations or expedited programs may not lead to a faster development or regulatory review or approval process, and each designation does not increase the likelihood that any of Oak Hill Bio’s product candidates will receive marketing approval in the United States. • Oak Hill Bio has obtained orphan drug designation for rugonersen and may pursue a similar strategy for future product candidates, and it may not be able to obtain such designation or obtain or maintain the benefits of such designation including orphan drug exclusivity, and even if it does, that exclusivity may not prevent regulatory authorities from approving other competing products. • A marketing application for a product candidate with rare pediatric disease designation, or RPDD, if approved, may not meet the eligibility criteria for a Priority Review Voucher, or PRV, or the RPDD program may sunset before the FDA is able to consider eligibility for a voucher. • Oak Hill Bio may also in the future seek approval from the FDA or comparable foreign regulatory authorities for its current or future product candidates, where applicable, under the accelerated approval pathways. Oak Hill Bio may fail to obtain approval under such accelerated approval pathways. Moreover, these pathways may not lead to a faster development, regulatory review or approval process and do not increase the likelihood that Oak Hill Bio’s product candidates will receive marketing approval. • Even if Oak Hill Bio receives regulatory approval for any of its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, Oak Hill Bio’s product candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions, and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, Oak Hill Bio may be subject to penalties or other enforcement action if Oak Hill Bio fails to comply with regulatory requirements. • Any product candidate for which Oak Hill Bio obtains marketing approval will be subject to restrictions, such as the laws and regulations prohibiting the promotion of off-label uses, or may need to be withdrawn from the market, and Oak Hill Bio may be subject to substantial penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with its medicines, when and if any of them are approved. • Oak Hill Bio and its contract manufacturers are subject to significant regulation. The manufacturing facilities on which Oak Hill Bio rely may not continue to meet regulatory requirements, which could materially harm Oak Hill Bio’s business. Private and Confidential – Not to be Retained Oak Hill Bio 21

CORPORATE Risk Factors (3 of 7) Risks Related to Oak Hill Bio’s Regulatory Approval and Other Regulatory and Legal Compliance Matters (cont.) • If Oak Hill Bio or any contract manufacturers and suppliers Oak Hill Bio engages fail to comply with environmental, health, and safety laws and regulations, Oak Hill Bio could become subject to fines or penalties or incur significant costs. • Shutdowns or disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact Oak Hill Bio’s business. • Oak Hill Bio’s relationships with healthcare providers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose Oak Hill Bio to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings. • Healthcare legislative reform discourse and potential or enacted measures may increase the difficulty and cost for Oak Hill Bio and any future collaborators to obtain marketing approval of and commercialize its product candidates and affect the prices it or they may obtain. • Oak Hill Bio’s service providers, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading. • Laws and regulations governing any international operations Oak Hill Bio may have in the future may preclude it from developing, manufacturing and selling certain product candidates outside of the United States and require it to develop and implement costly compliance programs. • Oak Hill Bio is subject to stringent data protection, privacy, and security laws, regulations, standards and contractual obligations and actual or perceived failure to comply with such requirements could have a material adverse effect on Oak Hill Bio’s business, financial condition, results of operations or prospects. • Oak Hill Bio’s use of new and evolving technologies, such as artificial intelligence, may present risks and challenges that can impact its business, including by posing cybersecurity and other risks to its confidential and/or proprietary information, including personal information, and as a result Oak Hill Bio may be exposed to reputational harm and liability. • If any of Oak Hill Bio’s product candidates obtains regulatory approval and does not receive appropriate periods of non-patent exclusivity, competitors could enter the market with generic versions of such products more quickly than Oak Hill Bio expects, which may result in a material decline in sales of Oak Hill Bio’s products. Risks Related to Oak Hill Bio’s Commercialization • Oak Hill Bio faces substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully than, Oak Hill Bio. • Even if one or more of Oak Hill Bio’s product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success. • If the market opportunities for any product candidates Oak Hill Bio develops are smaller than Oak Hill Bio believes they are, Oak Hill Bio’s revenue may be adversely affected and its business may suffer. Because the target patient populations of Oak Hill Bio’s programs are small, and the addressable patient population even smaller, Oak Hill Bio must be able to successfully identify patients and capture a significant market share to achieve profitability and growth. • The estimates of market opportunity and forecasts of market growth included in this investor presentation, if any, may prove to be inaccurate, and even if the markets in which Oak Hill Bio competes achieve the forecasted growth, Oak Hill Bio’s business may not grow at similar rates, or at all. • The pricing and third-party payor coverage and reimbursement status of newly approved products are uncertain. Failure to obtain or maintain adequate coverage and reimbursement for Oak Hill Bio’s future product candidates, if approved, could limit Oak Hill Bio’s ability to market those products and decrease its ability to generate product revenue. • If Oak Hill Bio is unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, Oak Hill Bio may not be successful in commercializing its product candidates if any are approved. Risks Related to Oak Hill Bio’s Intellectual Property • If Oak Hill Bio is unable to obtain and maintain patent protection for its therapeutic programs and other proprietary technologies it develops, or if the scope of the patent protection obtained is not sufficiently broad, its competitors could develop and commercialize products and technology similar or identical to Oak Hill Bio’s, and its ability to successfully commercialize its therapeutic programs and other proprietary technologies it may develop may be adversely affected. • Oak Hill Bio may not be able to protect its intellectual property and proprietary rights throughout the world. • Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and Oak Hill Bio’s patent protection could be reduced or eliminated for non-compliance with these requirements. Private and Confidential – Not to be Retained Oak Hill Bio 22

CORPORATE Risk Factors (4 of 7) Risks Related to Oak Hill Bio’s Intellectual Property (cont.) • Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Oak Hill Bio’s ability to protect its products. • Issued patents covering Oak Hill Bio’s therapeutic programs and other proprietary technologies it may develop could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad. • Oak Hill Bio may be subject to claims challenging the inventorship of its patents and other intellectual property. • If Oak Hill Bio is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed. • Oak Hill Bio may be subject to claims that its service providers, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what it regards as its own intellectual property. • Third-party claims of intellectual property infringement, misappropriation or other violations against Oak Hill Bio or its collaborators may prevent or delay the development and commercialization of its therapeutic programs and other proprietary technologies it may develop. • Oak Hill Bio may become involved in lawsuits to protect or enforce its patents and other intellectual property rights, which could be expensive, time consuming and unsuccessful. • If Oak Hill Bio’s trademarks and trade names are not adequately protected, then it may not be able to build name recognition in its markets of interest and its business may be adversely affected. • Intellectual property rights do not necessarily address all potential threats. • Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit Oak Hill Bio’s exclusive rights and limit its ability to contract with non-U.S. manufacturers. • Oak Hill Bio partially depends on intellectual property licensed from third parties, and its licensors may not always act in its best interest. If Oak Hill Bio fails to comply with its obligations under its intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, it could lose significant rights that are important to its business. • Oak Hill Bio may not be successful in obtaining or maintaining necessary rights to product components and processes for its development pipeline through acquisitions (including in-licenses). • Oak Hill Bio’s use of open source software could impose limitations on its ability to commercialize its product candidates. Risks Related to Oak Hill Bio’s Personnel Matters, Managing Growth and Other Operational Matters • Oak Hill Bio’s future success depends on Oak Hill Bio’s ability to retain key executives and to attract, retain and motivate qualified personnel. • Oak Hill Bio will need to expand its headcount over time to support its development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations. • Oak Hill Bio’s international activities subject it to various risks, and its failure to manage these risks could adversely affect its results of operations. • Oak Hill Bio faces risks associated with tariffs and other trade restrictions, which may have a material adverse impact on its results of operations and financial condition. • Future acquisitions or strategic alliances could disrupt Oak Hill Bio’s business and harm its financial condition and results of operations. • Oak Hill Bio’s internal information technology systems, or those of its vendors, collaborators or other contractors or consultants, may fail or suffer from cybersecurity incidents or breaches, loss or leakage of data and other disruptions or compromise, which could result in a material disruption of its product development programs, compromise sensitive information related to its business or prevent it from accessing critical information, or trigger contractual and legal obligations, potentially exposing Oak Hill Bio to liability or reputational harm or otherwise adversely affecting its business and financial results. • Oak Hill Bio’s operations or those of the third parties upon whom it depends might be affected by the occurrence of a natural disaster, pandemic or other catastrophic event. • Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect Oak Hill Bio’s current and projected business operations and its financial condition and results of operations. • The effects of a future pandemic, epidemic or outbreak of an infectious or highly contagious disease may materially and adversely affect Oak Hill Bio’s business and financial results and could cause a disruption in the development of its product candidates. Private and Confidential – Not to be Retained Oak Hill Bio 23

CORPORATE Risk Factors (5 of 7) General Oak Hill Bio Risk Factors • Changes in tax laws or regulations or in their implementation or interpretation may adversely affect Oak Hill Bio’s business and financial condition. • Tax authorities may disagree with Oak Hill Bio’s positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits. • Oak Hill Bio’s ability to utilize its net operating loss carryforwards and certain other tax attributes may be subject to limitations. • Oak Hill Bio’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud. • As a public company, Oak Hill Bio will be exposed to the risk of securities class action litigation. • Oak Hill Bio may be exposed to significant foreign exchange risk. Risks Related to the Business Combination • The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination may not be completed. • Some of RAC III’s, Oak Hill Bio’s or the post-closing combined company’s officers and directors may have conflicts of interest that may influence them to approve the proposed Business Combination without regard to your interests. • RAC III’s directors and officers may have interests in the proposed Business Combination different from the interests of RAC III, Oak Hill Bio, and/or the post-closing combined company. • There can be no assurance that Oak Hill Bio and RAC III will be able to raise sufficient capital through the proposed financing transactions, including the PIPE Investment, the interim financing provided by the Sponsor to Oak Hill Bio in the form of a SAFE (the “RAC Interim Financing”) and any related backstop arrangements, to consummate the proposed Business Combination. • The consummation of the proposed PIPE Investment is conditioned on the closing of the proposed Business Combination, and the closing of the proposed Business Combination will be subject to a number of closing conditions, some of which will be outside of Oak Hill Bio and RAC III’s control, including approval by the shareholders of RAC III. • The RAC Interim Financing is conditioned on and integral to the consummation of the proposed Business Combination, and any failure to complete, or delay in completing, the proposed Business Combination could adversely affect the terms on which the RAC Interim Financing converts and result in dilution to holders of securities of the post-closing combined company. If the proposed Business Combination is not consummated, the SAFE issued in the RAC Interim Financing may convert into equity of Oak Hill Bio pursuant to its terms, which could delay or otherwise deter any alternative transaction relating to Oak Hill Bio. There can be no assurance that the RAC Interim Financing will remain available on its current terms or that its existence will not create additional risks to or otherwise delay of the closing of the proposed Business Combination. • A portion of the total outstanding shares of the post-closing combined company is expected to be restricted from immediate resale but may be sold into the market in the near future. • Sales of a substantial number of shares of the post-closing combined company’s common stock in the public market by existing shareholders could cause the post-closing combined company’s share price to decline, even if Oak Hill Bio’s business is doing well. • RAC III’s shareholders will experience immediate dilution due to (i) the issuance of securities to existing Oak Hill Bio security holders and investors in the proposed PIPE Investment in connection with the proposed Business Combination, and (ii) additional sources of dilution upon exercise or conversion of securities that will be issued in connection with or following the proposed Business Combination (for instance, any securities issued in connection with the post-closing combined company equity plan or employee share purchase plan), in each case potentially entitling recipients of such securities to a significant voting stake in the post-closing combined company. • If RAC III does not consummate an initial business combination within the combination period (24 months from the closing of the Initial Public Offering, currently May 21, 2028, the “Combination Period”), as may be extended at the option of Research Alliance Holdings III, LLC (the “Sponsor”), its public shareholders may receive only their pro rata portion of the funds in RAC III’s trust account that are available for distribution to its public shareholders. • There are no assurances that RAC III will be able to complete the proposed Business Combination prior to the expiration of the Combination Period. • Oak Hill Bio’s or the post-closing combined company’s stockholders cannot be certain of the value of the merger consideration they will receive until the closing of the proposed Business Combination. • Because there are no current plans to pay cash dividends on the common stock of the post-closing combined company for the foreseeable future, you may not receive any return on investment unless you sell your RAC III Class A ordinary shares (Nasdaq: RACC) or the common stock of the post-closing combined company at a price greater than what you paid for it. • RAC III, Oak Hill Bio and the post-closing combined company expect to incur substantial transaction fees and costs in connection with the proposed Business Combination and the integration of their businesses. • The costs related to the proposed Business Combination could be significantly higher than currently anticipated. • RAC III’s, Oak Hill Bio’s or the post-closing combined company’s business and operations could be negatively affected, or the proposed Business Combination may be delayed or prevented from being completed, if they become subject to any securities litigation or shareholder activism. Private and Confidential – Not to be Retained Oak Hill Bio 24

CORPORATE Risk Factors (6 of 7) Risks Related to the Business Combination (cont.) • In connection with the proposed Business Combination, the Sponsor (Research Alliance Holdings III, LLC) and RAC III’s directors, executive officers, advisors and their respective affiliates may elect to purchase Class A ordinary shares of RAC III from public shareholders, which may reduce the public “float” of RAC III’s Class A ordinary shares. • The Nasdaq Stock Market LLC may delist RAC III’s Class A ordinary shares (Nasdaq: RACC) from its exchange prior to the closing of the Business Combination or Nasdaq may not list the post-closing combined company’s securities on its exchange, including the shares issued in connection with the proposed PIPE Investment, which could limit investors’ ability to make transactions in the post-closing combined company’s securities and subject the post-closing combined company to additional trading restrictions. • The securities issued in the proposed PIPE Investment will not initially be registered with the SEC, and prior to such registration cannot be transferred or resold except in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws. • There can be no assurance that the post-closing combined company will be able to comply with Nasdaq’s continued listing standards. • Following the closing of the proposed Business Combination, an active trading market for the common stock of the post-closing combined company may not be available on a consistent basis to provide stockholders with adequate liquidity. The share price may be extremely volatile and shareholders could lose a significant part of their investment. • If, following the proposed Business Combination, securities or industry analysts do not publish or cease publishing reports about the post-closing combined company, its business, or its market, or if they change their recommendations regarding the post-closing combined company’s securities adversely, the price and trading volume of the securities of the post-closing combined company could decline. • The benefits of the proposed Business Combination may not be realized to the extent currently anticipated by RAC III, Oak Hill Bio and the post-closing combined company, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the post-closing combined company to grow and manage growth profitably, maintain relationships with collaborators and suppliers and retain its management and key employees. If the proposed Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of RAC III’s or the post-closing combined company’s securities may decline. • The proposed Business Combination will result in changes to the composition of the board of directors of Oak Hill Bio and the composition of the board of directors of the post-closing combined company, which may affect the strategy of the post-closing combined company. • The ability of RAC III, Oak Hill Bio and the post-closing combined company to successfully effect the proposed Business Combination and to be successful thereafter will be dependent upon the efforts of certain key personnel, including Oak Hill Bio’s key personnel. The loss of key personnel could negatively impact the operations and profitability of the post-closing combined company and its financial condition could suffer as a result. • The post-closing combined company does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act • RAC III is currently an “emerging growth company” within the meaning of the Securities Act, and if the post-closing combined company takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make the securities of the post-closing combined company less attractive to investors and may make it more difficult to compare the post-closing combined company’s performance with other public companies. • The requirements of being a public company may strain the post-closing combined company’s resources, incur increased costs and distract its management, which could make it difficult to manage its business, particularly after the post- closing combined company is no longer an emerging growth company. • Subsequent to the completion of the proposed Business Combination, the post-closing combined company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment. • As a private company, Oak Hill Bio has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. As such, material weaknesses may be identified in Oak Hill Bio’s or the post-closing combined company’s internal control over financial reporting that could lead to errors in the post-closing combined company’s financial reporting, which could adversely affect the post-closing combined company’s business and the market price of its securities. • If the post-closing combined company fails to maintain an effective system of disclosure controls and internal controls over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. • If the post-closing combined company’s estimates or judgments relating to its critical accounting standards prove to be incorrect, or such standards change over time, its results of operations could be adversely affected. • Because the post-closing combined company will become a publicly traded company by virtue of mergers in connection with the proposed Business Combination as opposed to an underwritten initial public offering, there are no underwriters involved in the process, which could result in less diligence being conducted on Oak Hill Bio or the post-closing combined company than in an underwritten initial public offering. Private and Confidential – Not to be Retained Oak Hill Bio 25

CORPORATE Risk Factors (7 of 7) Risks Related to the Business Combination (cont.) • RAC III’s public shareholders can redeem some or all of the funds held in RAC III’s trust account, and significant redemptions could materially impact the post-closing combined company’s cash position and runway. • The ability of RAC III’s public shareholders to exercise redemption rights with respect to a large number of RAC III’s public shares may not allow the post-closing combined company to complete the most desirable business combination, fully fund Oak Hill Bio’s business plan, or changes thereto, or optimize the capital structure of the post-closing combined company. • Past performance by RAC III’s management team or their affiliates, including RA Capital Management, Therapeutics Acquisition Corp. d/b/a Research Alliance Corp. I, Research Alliance Corp. II or their respective business combination targets, may not be indicative of future performance of an investment in RAC III or the post-closing combined company. • The post-closing combined company’s governing documents may include provisions that may discourage takeover attempts. • Oak Hill Bio’s operating and financial results, which were presented to the RAC III board of directors, may not prove accurate. • Activities taken by existing RAC III shareholders to increase the likelihood of approval of the proposed Business Combination proposal and the other proposals to be described in the proxy statement/prospectus that will be filed in connection with the proposed Business Combination could have a depressive effect on RAC III’s share price. • Upon executing a definitive agreement with respect to the proposed Business Combination by and among Oak Hill Bio, RAC III and the post-closing combined company, RAC III may be prohibited from entering into certain transactions that might otherwise be beneficial to it or its shareholders. • The proposed Business Combination may be completed even though material adverse effects may result from the announcement of the proposed Business Combination, industry-wide changes, and other causes. • Delays in completing the proposed Business Combination may substantially reduce the expected benefits of the proposed Business Combination. • Oak Hill Bio has, and the post-closing combined company will have, broad discretion in the use of cash on hand and may not use it effectively. Private and Confidential – Not to be Retained Oak Hill Bio 26

Thank You Private and Confidential – Not to be Retained Oak Hill Bio